As filed with the Securities and Exchange Commission on February 10, 2006.
Registration No. 333-

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form S-1
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

RAM Holdings Ltd.

(Exact name of Registrant as specified in its charter)

Bermuda	6351	Not Applicable
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)
RAM Re House
46 Reid Street
Hamilton HM 12 Bermuda
Telephone: (441) 296-6501
(Address, including zip code, and telephone number,
including area code, of Registrant’s principal executive offices)

CT Corporation System
111 Eighth Avenue, 13th Floor
New York, New York 10011
Telephone: (212) 894-8700
(Name, address, including zip code, and telephone number,
including area code, of agent for service)

Copies to:

Richard Lutenski Chief Financial Officer RAM Holdings Ltd. RAM Re House 46 Reid Street Hamilton HM 12 Bermuda (441) 296-6501	Michael Groll, Esq. Sheri E. Bloomberg, Esq. LeBoeuf, Lamb, Greene & MacRae LLP 125 West 55th Street New York, NY 10019-5389 (212) 424-8000	Michael J. Schiavone, Esq. Shearman & Sterling LLP 599 Lexington Avenue New York, NY 10022-6069 (212) 848-4000

      Approximate date of commencement of the proposed sale of the securities to the public: As soon as practicable after the Registration Statement becomes effective.
      If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.     ☐
      If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.     ☐
      If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.     ☐
      If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.     ☐
CALCULATION OF REGISTRATION FEE

Title of Each Class of	Proposed Maximum Aggregate	Amount of
Securities to be Registered	Offering Price(1)(2)	Registration Fee

Common Shares	$250,000,000	$26,750

(1)	Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457 under the Securities Act of 1933, as amended.

(2)	Includes shares subject to the underwriters’ over-allotment option.
      The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any jurisdiction where the offer is not permitted.

SUBJECT TO COMPLETION
Preliminary Prospectus dated                     , 2006
PROSPECTUS
                            Shares
RAM Holdings Ltd.
Common Shares

        RAM Holdings Ltd. and the selling shareholders are offering                      shares and                      shares, respectively, of our common shares in an underwritten offering. This is our initial public offering and no public market exists for our common shares. We anticipate that the initial public offering price will be between $          and $           per share. After the offering, the market price for our common shares may be outside this range.
      We intend to apply to list our common shares on the New York Stock Exchange under the symbol “               .”

      Investing in our common shares involves risks that are described in the “Risk Factors” section beginning on page 9 of this prospectus.

	Per Share	Total

Public offering price	$	$
Underwriting discounts	$	$
Proceeds, before expenses, to us	$	$
Proceeds, before expenses, to the Selling Shareholders	$	$

      To the extent the underwriters sell more than                      shares, the underwriters have the option to purchase up to an additional                     common shares from the selling shareholders at the initial public offering price less the underwriting discount. The underwriters can exercise this right at any time within 30 days after the offering.
      None of the Securities and Exchange Commission, any U.S. state securities commission, the Minister of Finance and the Registrar of Companies in Bermuda or the Bermuda Monetary Authority have approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.
      The shares will be ready for delivery on or about                     , 2006.

Joint Book-Running Managers

Banc of America Securities LLC	Merrill Lynch & Co.

Keefe, Bruyette & Woods

The date of this prospectus is                     , 2006

      Until                     , 2006, which is the 25th day after the date of this prospectus, all dealers that buy, sell or trade our common shares, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers’ obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.
      You should rely only on the information contained in this prospectus. We have not, and the underwriters have not, authorized any other person to provide you with information that is different from that contained in this prospectus, including any information included on our website. We are offering to sell and seeking offers to buy these securities only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of common shares.
      Common shares may be offered or sold in Bermuda only in compliance with the provisions of the Investment Business Act of 2003 of Bermuda, which regulates the sale of securities in Bermuda. In addition, the Bermuda Monetary Authority, which we refer to as the BMA, must approve all issuances and transfers of shares of a Bermuda exempted company. We intend to apply to the BMA for its permission for the issue and subsequent transfer of the common shares being offered pursuant to this prospectus, as long as the common shares are listed on the New York Stock Exchange, to and among persons who are resident and non-resident of Bermuda for exchange control purposes. In addition, we will deliver to and file a copy of this prospectus with the Registrar of Companies in Bermuda in accordance with Bermuda law. The BMA and the Registrar of Companies accept no responsibility for the financial soundness of any proposal or for the correctness of any of the statements made or opinions expressed in this prospectus.

i

PROSPECTUS SUMMARY
      This summary highlights information contained elsewhere in this prospectus and may not contain all of the information that may be important to you. In this prospectus, references to the “Company,” “we,” “us” or “our” refer to RAM Holdings Ltd. and/or RAM Reinsurance Company Ltd., its wholly-owned Bermuda subsidiary. References to “RAM Re” refer solely to RAM Reinsurance Company Ltd. and references to “RAM Holdings” refer solely to RAM Holdings Ltd. References in this prospectus to “dollars” or “$” are to the lawful currency of the United States, unless the context otherwise requires. Unless otherwise stated, all figures in this prospectus assume a  for 1 subdivision of our common shares and the issuance of bonus shares on a           for 1 basis to be effected prior to the closing of this offering and no exercise of the underwriters’ over-allotment option. Unless otherwise stated, this prospectus also assumes that the amalgamation between RAM Holdings and RAM Holdings II Ltd., which we refer to as Holdings II, described under the caption “Reorganization Transactions” has occurred. Although this summary contains important information about our Company and this offering, you should read it together with the more detailed information and our financial statements and the notes to those statements appearing elsewhere in this prospectus. For your convenience, we have provided a Glossary of Selected Reinsurance, Insurance, Investment and Other Terms, which is located at the end of this prospectus.
RAM Holdings Ltd.
Our Company
      RAM Holdings was founded in 1998 as a Bermuda-based provider of financial guaranty reinsurance. We conduct substantially all of our operations through our wholly-owned subsidiary, RAM Reinsurance Company Ltd. We provide financial guaranty reinsurance for public finance and structured finance obligations, covering risks in both the United States and international markets. We are currently the only financial guaranty reinsurer that is both rated “AAA” by Standard & Poor’s Ratings Services, a division of The McGraw-Hill Companies, Inc., which we refer to as Standard & Poor’s, and focused solely on providing reinsurance to third parties.
      We believe our business is characterized by low loss experience and relatively predictable and stable earned premiums. We have low loss experience because we operate in an industry in which financial guaranty insurance is underwritten to a remote-loss standard. We have relatively predictable earned premiums because our business model allows us to build a large unearned premium reserve ($163.8 million of unearned premium compared to $319.3 million of equity as determined in accordance with U.S. generally accepted accounting principles, or U.S. GAAP, as of September 30, 2005) that is gradually earned as revenue over a relatively long time period which for some exposures can extend to 20 years or more.
      Our business model is predicated on specialization, in that our financial resources are dedicated exclusively to the financial guaranty reinsurance business. We do not use our capital to compete with our customers in the primary financial guaranty insurance market. Key factors supporting our business model include: we are focused on the well-established municipal bond and asset securitization markets, we underwrite reinsurance that is believed to have a remote risk of loss, and we derive a significant percentage of revenues from net investment income on high-quality investments. We believe that our customer-focused strategy and our demonstrated successes, as well as the limited number of highly-rated competitors, provide us with a competitive advantage that will allow us to continue to grow our business.
      With our focused business strategy, we have improved our operating results over time. Our new business production (gross written premiums) has increased at a compound annual growth rate of nearly 33% from 2000 through year-end 2004, and has grown over 15% for the nine months ended on September 30, 2005 over the comparable 2004 period. Our unearned premium reserve has increased from $45.6 million at year-end 2000 to $140.0 million at year-end 2004, representing a 32% compound annual growth rate, and was $163.8 million as of September 30, 2005.

      As of the date of this prospectus, RAM Re had a financial strength rating of “AAA” by Standard & Poor’s and “Aa3” by Moody’s Investors Service, Inc., which we refer to as Moody’s. Financial strength ratings are an important factor in establishing our competitive position in the financial guaranty reinsurance markets. The objective of these ratings is to provide an independent opinion of our financial strength and our ability to meet ongoing obligations to ceding companies. In addition, the credit received by the ceding companies from the rating agencies for ceding insured obligations is primarily based upon the ratings of their reinsurers.
Our Products and Industry
      Financial guaranty insurance provides an unconditional and irrevocable guarantee which protects the holder of a financial obligation against non-payment of principal and interest when due. Unlike other forms of insurance, financial guaranty insurance is underwritten to a remote-loss standard, meaning that risks are insured only if an insurer expects that no loss will occur during the term of the policy.
      Both issuers and investors benefit from financial guaranty insurance. Issuers benefit when the insurance has the effect of lowering an issuer’s cost of borrowing because the insurance premium is less than the value of the spread between the yield on the insured obligation (carrying the credit rating of the insurer) and the yield on the uninsured obligation. Financial guaranty insurance also increases the marketability of obligations issued by infrequent or unknown issuers or obligations with complex structures. Investors benefit from increased liquidity in the secondary market, reduced exposure to price volatility caused by changes in the credit quality of the underlying insured issue, and added protection against a potential loss in the event that the obligor defaults on its obligation.
      Financial guaranty insurance is generally provided for public finance obligations and structured finance obligations. Public finance obligations consist primarily of debt obligations issued by or on behalf of states or other governmental entities or their political subdivisions (counties, cities, towns and villages, utility districts, public housing and transportation authorities), other public and quasi-public entities (including public universities and not-for-profit hospitals, and non-U.S. sovereigns and their political subdivisions), private universities, hospitals and investor-owned utilities, or IOUs.
      Structured finance obligations are generally securities backed by pools of assets such as residential mortgage loans, consumer or trade receivables, securities, short-term bank deposits or other assets having a specified cash flow or market value which are generally held by a special purpose issuing entity.
      Financial guaranty reinsurance represents our obligation, in consideration of premiums paid to us, to indemnify an insurance company, the “primary insurer,” against the portion of any loss which the primary insurer may sustain under that part of a financial guaranty policy which it has ceded to us.
Our Customers
      Our customers are the seven primary monoline financial guaranty insurers, whom we refer to as the primary insurers. The four largest primary insurers are MBIA Insurance Corporation, or MBIA, Financial Security Assurance Inc., or FSA, Financial Guaranty Insurance Company, or FGIC, and Ambac Assurance Corporation, or Ambac, representing a majority of the financial guaranty industry’s capitalization and insurance in force. Other primary insurers include CDC IXIS Financial Guaranty North America, Inc., or CIFG, XL Capital Assurance Inc., or XLCA, and Assured Guaranty Corp., or Assured Guaranty, who compete directly with the four major primary insurers. As of September 30, 2005, we had quota share reinsurance treaties in place with Ambac, FSA and MBIA. Under our quota share reinsurance treaties, our customers are required to cede, and we are required to assume, specific obligations underwritten by our customers over a period of time, typically one year. For the nine months ended September 30, 2005, approximately 85% of our written premiums were derived from these three ceding companies under our treaties. As of September 30, 2005, we also had facultative arrangements with each of the seven above-mentioned primary insurers. In facultative transactions we assume, and the primary insurer cedes, part or all of one or more specific financial guarantees on a case-by-case basis. Under our facultative arrangements, we have the ability to accept or reject individual transactions submitted to us by our customers.
Current Industry Conditions
      Several trends in the financial guaranty reinsurance business have emerged that should provide us with notable growth opportunities. Underwriting capacity, meaning the U.S. based statutory capital available for financial guaranty reinsurance, is more limited now than it was in 2002, and we believe such capacity is not likely to increase in the immediate future. Many of the large multi-line insurance companies that began participating in the financial guaranty reinsurance market in the 1990s have exited the market in order to refocus on their traditional lines of business. The exit strategy of multi-line insurance companies has been driven by favorable operating developments in their core property-casualty insurance markets and by rating agency downgrades which preclude multi-line companies from serving as an economic source of financial guaranty reinsurance. The rating agency criteria for financial guaranty reinsurance companies have also become more stringent, making it more difficult for new competitors to enter the market.
      Primarily as a result of two multi-line reinsurers exiting the financial guaranty reinsurance market without the replacement of additional reinsurance capacity, the par value of insurance ceded by the “AAA”-rated primary insurers (MBIA, FSA, FGIC, Ambac, CIFG and XLCA) declined from approximately $70.8 billion for the year ended December 31, 2002 to approximately $46.0 billion in 2003. In 2004 and the first nine months of 2005, activity began to recover and par value ceded by the “AAA”-rated primary insurers increased to $51.6 billion in 2004 and was approximately $43.1 billion in the nine months ending September 30, 2005.
Our Competitive Strengths
      We believe certain characteristics distinguish us from our competitors and provide opportunities for growth, including:

•	Strong Financial Strength Ratings. Our operating subsidiary, RAM Re, has financial strength ratings of “AAA” from Standard & Poor’s and “Aa3” from Moody’s. We believe these ratings are highly attractive relative to non-“AAA”-rated reinsurance sources and provide important capital benefits to primary insurers.

•	Unique Business Model. We are currently the only “AAA”-rated financial guaranty reinsurer focused solely on providing financial guaranty reinsurance to third parties. By providing dedicated reinsurance capacity, we have been able to increase par outstanding by a compound annual growth rate of 22.4% since 2000 through year-end 2004.

•	Capacity for Operating Efficiencies. We have decreased our operating expense ratio from 33.1% in 2000 to 29.9% for the nine months ended September 30, 2005. In the future, we believe we can continue to enhance our operating margins by continuing to increase our revenue base without significantly increasing our infrastructure and staffing.

•	Focused Treaty-based Business Mix. For the nine months ended September 30, 2005, approximately 85% of our gross written premiums were sourced from treaty business that was derived from long-standing reinsurance relationships with three ceding companies. Our emphasis on treaties represents a stable source of business that can be conducted efficiently.

•	Experienced Management Team. Our management team has an average of 11.5 years of experience in the financial guaranty industry. Additionally, our management has broad experience in the industry, with most having previously worked for the primary insurers in the financial guaranty industry.

•	Bermuda Domicile. As a Bermuda company, we are not subject to corporate income tax. We believe that our Bermuda domicile provides advantages over our non-Bermuda domiciled competitors who are subject to corporate income tax.
Our Business Strategy
      Our corporate objective is to build shareholder value by increasing shareholders’ equity through stable and high-quality earnings growth. We intend to achieve this objective with the following strategies:

•	Maintaining our Financial Strength Ratings. We intend to underwrite business and invest our portfolio in a manner consistent with maintaining our current ratings in order to maximize the benefits of our reinsurance products for our customers.

•	Achieving Attractive Risk-Adjusted Returns on Capital. We strive to maintain an efficient capital base and to use a disciplined underwriting approach to achieve high, risk-adjusted returns on capital and to promote optimal diversification.

•	Enhancing Operating Margins. We intend to continue to grow our treaty-based revenue without significantly increasing our infrastructure and staffing, which we believe will reduce our expense ratio over time.

•	Expanding Market Share. We plan to continue to increase our share of existing treaties, establish new treaties and selectively increase our facultative underwriting for the “AAA”-rated primary insurers in order to selectively expand our market share.

•	Managing Risk of our Investment Portfolio. We plan to continue to manage invested assets with the goal of preserving principal while providing a stable stream of investment income and controlling market risk.
Risks Relating to our Company
      As part of your evaluation of our Company, you should take into account the risks relating to our Company, which include:

•	Possibility of Negative Ratings Action. If Standard & Poor’s or Moody’s places RAM Re on credit watch or downgrades RAM Re’s financial strength ratings, it could have a material adverse effect on our ability to compete and would significantly decrease the value of the reinsurance we provide.

•	Dependence on a Small Number of Customers. Because we derive substantially all of our revenues from premiums ceded by the largest primary financial guaranty insurers, any significant reduction in premiums ceded by one or more of these primary insurers could have a material adverse effect on our financial condition and results of operations.

•	Risks Associated with Reinsurance Underwriting. We do not separately evaluate the individual risks assumed under the treaties we maintain with our customers. We are subject to the possibility that the primary insurers may not have evaluated adequately the risks or may have selected the risks they choose to reinsure with us in a manner adverse to our interests such that the premiums we receive may not sufficiently compensate us for the risks we assume.

•	Loss of Key Employees. If we were to lose the services of members of our management team, our business could be adversely affected.

•	Business Subject to General Economic and Capital Markets Factors. Our business, and the risks associated with our business, depend in large measure on general economic conditions and capital markets activities that affect market demand for financial guaranty insurance and income earned on our investment portfolio, including the potential negative impact of recessions and business failures as well as any narrowing of the credit spread between insured and uninsured obligations.

•	Adequacy of Loss Reserves. We establish estimated liabilities, or loss reserves, to reflect the estimated cost of claims incurred that we will ultimately be required to pay in respect of reinsurance we have written. If our loss reserves at any time are determined to be inadequate, we would be required to increase loss reserves at the time of such determination. This could cause a material increase in our liabilities and a reduction in our profitability, or possibly an operating loss and reduction of capital.

•	Taxation. We manage our business so that we and RAM Re should not be subject to U.S. federal income tax. However, we cannot be certain that the U.S. Internal Revenue Service, which we refer to as the IRS, will not contend successfully that we are or RAM Re is engaged in a trade or business in the United States and thus subject to U.S. federal income taxation.
      For more information about these and other risks relating to our Company, see “Risk Factors” beginning on page 9. You should carefully consider these risk factors together with all the other information included in this prospectus.
Organization; Reorganization Transactions
      RAM Holdings and Holdings II were each incorporated on January 28, 1998 under the laws of Bermuda solely for the purpose of becoming a holding company for RAM Re. RAM Re was incorporated on January 28, 1998 under the laws of Bermuda as an entity through which we conduct our financial guaranty reinsurance business.
      RAM Holdings and Holdings II, the owners of all of the voting and non-voting common shares of RAM Re, will enter into an amalgamation agreement (merger agreement) pursuant to which the two companies will become amalgamated (merged) effective immediately prior to the completion of this offering. The shareholders of RAM Holdings and Holdings II will approve the amalgamation agreement to be effective shortly before the completion of this offering. Upon the completion of the amalgamation, all of the shares of RAM Re will be held by RAM Holdings as the surviving entity and RAM Holdings will effect a           for 1 subdivision of our common shares and the issuance of bonus shares on a           for 1 basis. Unless otherwise specifically stated, this prospectus assumes the amalgamation, the share subdivision and the issuance of bonus shares have occurred.

Principal Executive Offices
      Our principal executive offices are located at RAM Re House, 46 Reid Street, Hamilton HM 12 Bermuda and our telephone number at that location is (441) 296-6501. Our website is located at www.ramre.bm.

The Offering

Common shares offered by us	shares

Common shares offered by selling shareholders	shares

Common shares outstanding after this offering(1)	shares

Use of proceeds	We estimate that our net proceeds from the offering of our common shares, after deducting the underwriters’ discount and estimated offering expenses payable by us, will be approximately $ million. We presently intend to contribute substantially all of the net proceeds of this offering received by us to RAM Re, to increase its capital and surplus in order to increase its underwriting capacity.

We will not receive any proceeds from the sale of common shares by the selling shareholders.

Dividend policy	We do not currently intend to pay dividends on our common shares. See “Dividend Policy.”

Voting limitation	Our bye-laws contain a provision limiting the voting rights of any shareholder, if the shares held by such shareholder are treated as “controlled shares” (as defined below in “Risks Related to Taxation — Holders of 10% or more of our shares may be subject to U.S. income taxation under the controlled foreign corporation rules”) of any “U.S. Person” (as defined below in “Risks Related to Taxation — Holders of 10% or more of our shares may be subject to U.S. income taxation under the controlled foreign corporation rules”) other than The PMI Group, Inc., or PMI, and such controlled shares constitute more than 9.9% of the votes conferred by our issued shares. In addition, at any time that the controlled shares of PMI constitute (i) more than 9.9% of the voting power conferred by our issued shares and (ii) 24.5% or more of either the voting power or value of our issued shares, the voting rights with respect to the controlled shares owned by PMI will be limited to a voting power of 9.9%.

In the event the above voting limitations must be applied as described above, the voting limitation shall apply to PMI only after the limitation has been applied to all other shareholders whose votes are subject to reduction and the voting power held by PMI shall not be reduced to below 9.9% by operation of these provisions. It is possible that as a result of the operation of these provisions, certain other investors may have their voting powers

      1 The number of shares shown to be outstanding after this offering assumes the completion of the amalgamation and the  for 1 subdivision of our common shares and the issuance of bonus shares on a           for 1 basis described in “Reorganization Transactions” and excludes            common shares that may be issued pursuant to the underwriters’ over-allotment option and excludes            common shares that may be issued pursuant to outstanding options and shares reserved for issuance under our employee benefit plans described in “Management — Long-Term Employment Benefits.”

significantly limited. See “Description of Share Capital — Limitation on Voting Rights.”

Transfer restrictions	Our shares are subject to transfer, issuance and repurchase restrictions to avoid a non-de minimis adverse tax, legal or regulatory consequence to us, any direct or indirect holder of our shares or its affiliates. See “Description of Share Capital — Restrictions on Transfer of Common Shares.”

Proposed NYSE symbol

Risk factors	See “Risk Factors” and other information included in this prospectus for a discussion of factors that should be considered carefully before deciding whether to invest in our common shares.

Summary Combined Financial Information
      The following tables present our historical financial and operating data as of the dates and for the periods indicated. We derived the selected combined data as of and for each of the three years in the period ended December 31, 2004, from our audited combined financial statements, which have been prepared in accordance with U.S. GAAP and appear elsewhere in this prospectus. We derived the selected combined data as of and for each of the two years in the period ended December 31, 2001, from our audited combined financial statements, which have been prepared in accordance with U.S. GAAP and which are not included in this prospectus. We derived the summary combined data as of and for the nine months ended September 30, 2005 from our unaudited combined financial statements. Our historical results of operations are not necessarily indicative of the results to be expected for any future periods and the results for the nine months ended September 30, 2005 should not be considered indicative of results expected for the full year. You should read this summary in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the financial statements and related notes appearing elsewhere in this prospectus.

	As of and for the
	Nine Months Ended
	September 30,		As of and for the Year Ended December 31,

	2005	2004	2004	2003	2002	2001	2000

	(Unaudited)
	(Dollars in thousands, except as indicated otherwise)
Statement of Operations Data:
Gross written premiums	$55,220	$48,212	$66,057	$67,880	$36,205	$26,544	$21,346
Net earned premiums	31,425	27,351	34,721	25,543	17,561	12,898	9,327
Net investment income	12,864	12,006	16,824	13,373	11,546	11,121	10,021
Net realized investment (losses) gains	(1,137)	560	536	1,097	2,927	535	252
Net unrealized (losses) gains on credit derivatives	(2,544)	2,190	2,757	456	(613)	—	—

Total revenues	40,608	42,107	54,838	40,469	31,422	24,554	19,600
Loss and loss adjustment expenses	3,104	2,461	3,579	3,994	6,447	910	653
Acquisition expenses	11,571	10,229	13,387	10,223	7,363	5,688	3,927
Operating expenses	9,391	8,174	11,032	5,042	3,360	2,926	3,087
Interest expense	2,057	1,413	2,106	—	—	—	—

Total expenses	26,123	22,278	30,104	19,259	17,170	9,524	7,667

Net income	14,486	19,829	24,734	21,210	14,252	15,030	11,933

Balance Sheet Data:
Investments and cash	$465,193	$428,671	$440,992	$356,933	$226,161	$195,141	$166,755
Deferred acquisition costs	65,777	55,881	58,653	53,017	38,712	30,387	22,976
Total assets	540,749	542,609	510,798	426,260	277,028	234,646	201,253
Losses and loss expense reserve	12,274	15,023	15,493	13,821	10,401	4,382	3,529
Unearned premiums	163,837	129,567	140,043	120,182	77,845	59,201	45,555
Long-term debt	40,000	40,000	40,000	—	—	—	—
Total liabilities	221,447	235,102	199,293	137,005	91,537	65,604	50,977
Accumulated other comprehensive (loss) income	(2,954)	3,507	2,787	4,659	11,002	4,733	998
Shareholders’ equity	319,302	307,507	311,505	289,255	185,490	169,042	150,276

Selected Ratios (Based on U.S. GAAP Income Statement Data)(1):
Loss and loss adjustment expense ratio(2)	9.9%	9.0%	10.3%	15.6%	36.7%	7.1%	7.0%
Expense ratio(3)	66.7%	67.3%	70.4%	59.7%	61.0%	66.8%	75.21%
Combined ratio	76.6%	76.3%	80.6%	75.4%	97.8%	73.8%	82.2%

Other Data — Financial Guaranty:
Par outstanding (in millions)	$26,702	$20,708	$22,154	$19,773	$15,860	$12,803	$9,888
U.S. Basis Statutory Capital (in millions)(4)	$277.0	$277.3	$274.6	$230.3	$135.3	$131.4	$123.0

(1)	These ratios are used by management in order to compare our performance to benchmarks commonly used by rating agencies and analysts that monitor the insurance industry.

(2)	Calculated by dividing loss and loss adjustment expenses by net earned premiums.

(3)	Calculated by dividing the sum of acquisition expenses and operating expenses by net earned premiums.

(4)	Our estimate of the sum of U.S. basis policyholder surplus and contingency reserve, as RAM Re files Bermuda statutory financial statements.

RISK FACTORS
      An investment in our common shares involves a number of risks. You should carefully consider the following information about these risks, together with the other information contained in this prospectus, before investing in our common shares. The risks and uncertainties described below are not the only ones we face. However, these are the risks our management believes are material. Additional risks not presently known to us or that we currently deem immaterial may also impair our business, results of operations or financial condition. Any of the risks described below could result in a significant or material adverse effect on our results of operations or financial condition, and a corresponding decline in the market price of our common shares. You could lose all or part of your investment. This prospectus also contains forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from those anticipated in the forward-looking statements as a result of certain factors, including the risks described below and elsewhere in this prospectus. See “Forward-Looking Statements.”
Risks Related to Our Company

An adverse rating action concerning RAM Re’s ratings could have a material adverse effect on our ability to compete in the financial guaranty reinsurance industry and would significantly decrease the value of the reinsurance we provide.
      RAM Re currently has a financial strength rating of “AAA” by Standard & Poor’s and a financial strength rating of “Aa3” by Moody’s, in each case with a stable outlook. A downgrade of either of these ratings or a decrease in the credit given for our reinsurance would negatively affect the value of our reinsurance. For example, under Standard & Poor’s current guidelines for assigning credit to reinsurance, if RAM Re’s rating were downgraded from “AAA” to “AA,” there would be a 30% decrease in the benefits financial guarantors receive from ceding business to us based on Standard & Poor’s model. In addition to potential negative effects on future business, a downgrade of the ratings assigned to RAM Re by either rating agency would harm our competitive position in the reinsurance industry. If RAM Re experienced a rating downgrade, the primary insurers would have the ability under our contracts with them to either reprice existing business through increases in the ceding commission payable by us or terminate and recapture their existing business with us. A downgrade of RAM Re’s ratings, the placing of RAM Re’s ratings on negative credit watch or under review for a ratings downgrade, or a decrease in the credit given for our reinsurance would also negatively affect our ability to negotiate favorable terms with primary insurers in the future. Any downgrade in RAM Re’s financial strength rating, or the placement of RAM Re’s financial strength rating on negative credit watch, could have a material adverse effect on our business, financial condition and results of operations. In addition, a decrease in the credit given for our reinsurance by either rating agency would negatively affect pricing under our existing and future contracts, which in turn could have a material adverse effect on our business, financial condition and results of operations.

We depend on a small number of primary insurers to provide us with a substantial portion of our business.
      A significant reduction in the amount of reinsurance ceded by one or more of the primary insurers who are our principal customers could have a material adverse effect on our results of operations. We derive substantially all of our financial guaranty revenues from premiums ceded by the four largest primary financial guaranty insurers. In 2002, 2003 and 2004, these four major primary insurers accounted for approximately 100%, 99% and 97% of our gross written premiums, respectively. Through September 30, 2005, the four primary insurers accounted for approximately 96% of our gross written premiums and three of those four primary insurers accounted for approximately 87% of our gross written premiums. A number of factors could cause a reduction in our business with any of our primary insurers, including higher retention levels by a primary insurer, a reduction in the amount of business written by the primary insurers, an adverse rating action with respect to the financial strength rating of RAM Re, increased participation by one or more of the primary insurers in financial guaranty reinsurance through strategic alliances or the greater use of other forms of credit enhancements or transaction structures as an alternative to traditional financial guaranty reinsurance. For example, since 2003 we have not had a quota share treaty with one of the major primary insurers because of its decision not to use treaties for its reinsurance needs. To our knowledge, this primary insurer has not entered into any quota share treaty with any financial guaranty reinsurer. The loss of treaty business from this customer has increased our dependence on the three other main primary insurers. While we expect to continue to write facultative business with this customer in the future, if it or any of the other three main primary insurers were to cease or substantially decrease ceding business to us, our dependence on the remaining primary insurers would increase further and we may not be able to replace the loss of business. We also depend on the major primary insurers in that our ability to receive profitable pricing for our reinsurance depends largely on prices charged by the primary insurers for their insurance coverage and the amount of ceding commissions paid by us to these primary insurers.

If we are unable to renew our existing treaties with our customers, our business and financial condition could be adversely affected.
      Each of our quota share reinsurance treaties with our primary insurer customers is for a term of one year and provides that it may be terminated, on a run-off basis, by either party upon notice to the other on or after the term ends. Each quota share reinsurance treaty may also be terminated upon the happening of certain events, such as a downgrade of our financial strength rating, prior to the expiration of its term. In the ordinary course of business and consistent with the practice within the financial guaranty reinsurance industry, our customers typically will send us a notice of termination of their quota share reinsurance treaty prior to the expiration of its annual term. In most cases, we then negotiate renewal terms for the treaty with the customer. While we generally have been able to renew our existing quota share reinsurance treaties annually, we cannot assure you that any of our customers will renew their quota share reinsurance treaties with us or that the terms on which any treaty is renewed will be as favorable to us. Any such failure to renew our existing treaties or failure to negotiate favorable treaty terms could have a material adverse effect on our business and financial condition.

The size of our capital base may not allow us to compete effectively in our industry and may adversely affect our ability to grow our business and execute our business strategy.
      We currently have a smaller capital base than substantially all of the financial guaranty reinsurers with which we compete. This effectively may reduce our ability to compete with these reinsurers. Larger competitors have several advantages over us because of their size, including being able to take larger shares of facultative transactions and treaty business, being able to offer larger single risk limits, having greater economies of scale, benefiting from implicit or explicit parental support and having more diverse product lines. In addition to monoline financial guaranty reinsurers, there are a few multi-line companies that participate in the financial guaranty reinsurance market. To the extent that any of the existing companies or potential new market entrants engage in practices that result in decreased prices for reinsurance, our results of operations could be adversely affected, which would adversely affect our ability to grow our business and execute our business strategy.

If we cannot obtain necessary capital on favorable terms or at all, our business, operating results and financial condition could be adversely affected.
      Our future capital requirements depend on many factors, including our ability to write new business successfully and our ability to establish reserves at levels sufficient to cover losses. Although we may, to the extent that capacity is available, establish retrocessional facilities and other soft capital facilities (which could include lines of credit, credit swap facilities and similar capital support mechanisms) with providers with ratings comparable to our own, no assurance can be given that such facilities can be established, or if established, that one or more of the rating agencies will not downgrade or withdraw the financial strength ratings of such providers in the future. In addition, no assurance can be given that a replacement provider on any facility we establish would be available. To the extent that our existing capital is insufficient to fund future operating requirements and/or cover losses, we may need to raise additional funds through financings or curtail our growth and reduce our risk exposure portfolio. Any equity or debt financing, if available at all, may be on terms that are not favorable to us. In the case of equity financings, dilution to our shareholders could result, and the securities issued may have rights, preferences and privileges that are senior to those of the shares offered under this prospectus. If our need for capital arises because of significant losses, the occurrence of these losses may make it more difficult for us to raise the necessary capital. To the extent that additional capital is needed, our failure to obtain the necessary capital on favorable terms or at all would adversely affect our business, ratings, operating results and financial condition.

We could be adversely affected by the loss of one or more principal employees or by an inability to retain and attract staff.
      Our business model is predicated upon the assumption that a small group of highly experienced individuals will be able to successfully implement our business plan. We currently have 15 employees and we rely substantially upon the services of Vernon M. Endo, our Chief Executive Officer, and Richard Lutenski, our Chief Financial Officer. Our success depends upon our ability to retain and attract qualified employees and upon the ability of our senior management and other key employees to implement our business strategy. We believe there are only a limited number of available qualified executives in the financial guaranty reinsurance industry. Further, we require our employees to work in Bermuda, which limits our ability to attract qualified personnel. The loss of the services of Mr. Endo or Mr. Lutenski or of any of our senior officers or other key members of our management team could have a material adverse effect on our business.

Our ability to conduct our business may be adversely affected by Bermuda employment restrictions.
      Our location in Bermuda may serve as an impediment to attracting and retaining experienced personnel. Under Bermuda law, non-Bermudians (other than spouses of Bermudians, holders of a permanent resident’s certificate or holders of a working resident’s certificate) may not engage in any gainful occupation in Bermuda without an appropriate governmental work permit. Work permits may be granted or extended by the Bermuda government upon showing that, after proper public advertisement in most cases, no Bermudian (or spouse of a Bermudian, holder of a permanent resident’s certificate or holder of a working resident’s certificate) is available who meets the minimum standard requirements for the advertised position. The Bermuda government recently announced a new policy limiting the duration of work permits to six years, with certain exemptions for key employees. None of our senior management team are Bermudian, and all of our officers are working in Bermuda under work permits with expiry dates. The work permits for our senior management will expire at various dates beginning in 2008. It is possible that we could lose the services of one or more of these people if we are unable to obtain or renew their work permits, which may significantly and adversely affect our business.

We rely to a significant degree on the underwriting decisions of the primary insurers and the risks associated with reinsurance underwriting could adversely affect us.
      We conduct a substantial amount of our reinsurance business through reinsurance treaties entered into with certain primary insurers. As of December 31, 2005, we had quota share reinsurance treaties in place with three of the four largest primary insurers. All financial guaranty transactions entered into by a primary insurer that meet a treaty’s inclusion parameters are automatically ceded to us, according to the participation percentage set forth in the treaty. Individual transactions entered into with a primary insurer that are “treaty eligible” may not be rejected by us during the term of the reinsurance treaty. We do not separately evaluate each of the individual risks assumed under our reinsurance treaties. Therefore, we depend to a significant degree on the original underwriting decisions made by primary insurers. We cannot assure you that these primary insurers will adequately evaluate the risks underwritten by them and subsequently reinsured by us. Any unfavorable decisions made by these primary insurers could adversely affect our financial condition or results of operations and the premiums ceded may not adequately compensate us for the risks we assume.

Adverse selection by ceding primary insurers may adversely affect our financial condition and results of operations.
      Most of our reinsurance business is written under treaties which generally give a primary insurer some ability to select the obligations ceded to us as long as the obligations are covered by the terms of the treaty. Under our treaties, we generally do not have the right to refuse such obligations, although we do have some ability to add to “exclusion lists” certain categories of obligations that we will not be required to reinsure. As a result, primary insurers may adversely select the insured obligations ceded to us (that is, cede those policies that have greater risk relative to premium), thereby increasing the chances that we will pay a claim or be required to maintain additional capital by the rating agencies. Adverse selection by the primary insurers could have a material adverse effect on our financial condition and results of operations.

We may incur liabilities because of the unconditional nature of our financial guaranty reinsurance policies.
      Issuers of obligations insured by the financial guarantors whose obligations we reinsure may default on those obligations because of fraudulent or other intentional misconduct on the part of such issuers, their officers or directors, employees, agents or outside advisers or, in the case of public finance obligations, public officials. Financial guaranty reinsurance provided by us is unconditional and does not provide for any exclusion of liability based on fraud or other misconduct. Despite any risk analysis conducted by us or by the financial guarantors we reinsure, it is impossible to predict which, if any, of the obligations reinsured by us will result in claims against us because of such fraudulent or other intentional misconduct involving the issuer, or whether or to what extent we will have any remedy available to us against any party in connection with such conduct. Any such claims could have a material adverse effect on our financial condition and results of operations.

The performance of our investment portfolio may be adversely affected by economic conditions and by decisions of our investment manager.
      Investment income is one of the primary sources of cash flow supporting our operations and claim payments. The success of our investment activity is influenced by general economic conditions that may adversely affect the markets for interest rate sensitive securities, including the extent and timing of investor participation in such markets, the level and volatility of interest rates and, consequently, the value of such fixed-income securities. In addition, if our claims exceed our cashflow, we could have unexpected losses resulting from forced liquidation of investments before their maturity. We have retained the professional asset management firm of MBIA Capital Management Corp., or MBIA Capital, a wholly-owned subsidiary of one of our shareholders, to manage our investment portfolio. Our investment manager has discretionary authority over our investment portfolio, subject to the investment guidelines adopted by us and periodic review by the audit committee of our board of directors. As a result, the performance of our investment portfolio depends to a great extent on the ability of our investment manager to select and manage appropriate investments. Although our investment policies stress diversification of risks and conservation of principal and liquidity, our investments are subject to market-wide risks and fluctuations, as well as to risks inherent in any particular security or security position. For example, for the nine months ended September 30, 2005, we experienced net realized investment losses on sales/maturity of securities of $1.1 million compared to a gain of $0.6 million for the nine months ended September 30, 2004. Investment losses for the nine months ended September 30, 2005 and gains in the comparable 2004 period were primarily attributable to repositioning within our fixed income securities portfolio and sales of securities at prevailing interest rates that were higher in 2005 and lower in 2004 than at the time a security was purchased. Investment losses could significantly decrease our assets and surplus, resulting in a material adverse effect on our financial condition and results of operations.

Our net income may be volatile because a portion of the credit risk we assume is in the form of credit derivatives that are accounted for under Statement of Financial Accounting Standards No. 133, or FAS 133, which requires that these instruments be revalued quarterly.
      Credit derivatives are classified as derivatives under FAS 133. Derivatives must be accounted for either as assets or liabilities on the balance sheet and measured at fair market value. Any event causing credit spreads (that is, the difference in interest rates between comparable securities having different credit risk) on an underlying security referenced in a credit derivative in our portfolio either to widen or to tighten may affect the fair value of the credit derivative and may increase the volatility of our earnings. Although there is no cash flow effect from this “marking to market,” net changes in the fair market value of the derivative are reported in our statement of operations and therefore will affect our reported earnings. For example, for the nine months ended September 30, 2005, we reported net unrealized losses on credit derivatives of $2.5 million, compared to a gain of $2.2 million for the nine months ended September 30, 2004. If the derivative is held to maturity and no credit loss is incurred, any losses or gains previously reported would be offset by corresponding gains or losses during the term of the derivative such that they would cumulatively net to zero at maturity.
      Common events that may cause credit spreads on an underlying municipal or corporate security referenced in a credit derivative to fluctuate include changes in the state of national or regional economic conditions, industry cyclicality, changes to a company’s competitive position within an industry, management changes, changes in the ratings of the underlying security, movements in interest rates, default or failure to pay interest, or any other factor leading investors to revise expectations about the issuer’s ability to pay principal and interest on its debt obligations. Similarly, common events that may cause credit spreads on an underlying structured security referenced in a credit derivative to fluctuate may include the occurrence and severity of collateral defaults, changes in demographic trends and their impact on the levels of credit enhancement, rating changes, changes in interest rates or prepayment speeds, or any other factor leading investors to revise expectations about the risk of the collateral or the ability of the servicer to collect payments on the underlying assets sufficient to pay principal and interest. Estimating the fair value of credit derivatives involves substantial judgment as there is no standard accepted fair value model. All models require significant assumptions and many derivatives are not actively traded or exchanged.

We may be adversely affected by public finance exposures in counties impacted by Hurricane Katrina.
      As of June 30, 2005, our par outstanding on public finance exposures in counties designated by the Federal Emergency Management Agency, which we refer to as FEMA, for both individual and public assistance in the States of Louisiana, Mississippi and Alabama totals approximately $119 million, and of that amount approximately $36 million is in Greater New Orleans (comprised of Orleans, St. Bernard, St. Charles, Plaquemines and Jefferson parishes). Within the affected areas, we are closely monitoring 23 specific obligations with net par outstanding of approximately $40 million. As of September 30, 2005, we have not recorded any portfolio reserves or case reserves for this event; and no case reserves have been reported to us by any of our primary insurer clients through September 30, 2005. In addition, only four claims have been paid, in the total amount of approximately $13,000, for which a full reimbursement has been received. Significant uncertainty exists with regard to both the probability of defaults occurring and the loss severities that will apply to any defaults that do occur. The occurrence of any such defaults or significant loss severities could materially adversely affect our financial condition and results of operations.

We could face unanticipated losses from war, terrorism, business failures, political unrest and natural disasters, and these or other unanticipated losses could have a material adverse effect on our financial condition and results of operations.
      We may have exposure to large, unexpected losses resulting from future man-made and natural catastrophic events, such as acts of war, acts of terrorism, political instability, hurricanes, earthquakes and floods. For example, as discussed in the preceding risk factor, we currently have public finance exposures in counties impacted by Hurricane Katrina. We also may have exposure to significant downturns in economic conditions, including recessions in particular geographic areas and business failures in particular industries. For example, recent bankruptcies in the commercial airline business have resulted in potential structured finance exposures for us with respect to insured obligations known as Enhanced Equipment Trust Certificates, which we refer to as EETCs. We define EETCs as securitizations backed by whole aircraft leases or mortgages with a single lessee or mortgagor and limited cross-collateralization of first loss credit support. EETCs are distinguished from pooled aircraft securitizations, which have multiple lessees or mortgagors and/or cross-collateralized first loss credit support. We have reinsured EETC’s with par outstanding as of September 30, 2005 of $130 million, of which $127 million is on our watch list. These risks are inherently unpredictable and recent events may lead to increased frequency and severity of defaults under the policies we reinsure. It is difficult to predict the timing of these events with statistical certainty or to estimate the amount of loss that any given occurrence will generate. To the extent that losses from these risks occur in excess of amounts we have reserved, our financial condition and results of operations could be materially adversely affected.

Our holding company structure and certain regulatory and other constraints affect our ability to pay dividends and make other payments.
      RAM Holdings is a holding company and as such has no substantial operations of its own or assets other than its ownership of the shares of its only subsidiary, RAM Re. For the near future, dividends and other permitted distributions from RAM Re are expected to be RAM Holdings’ only source of funds to meet ongoing cash requirements, including debt service payments and other expenses, and to pay dividends, if any, to shareholders. Bermuda law and regulations, including but not limited to Bermuda insurance regulations, restrict the declaration and payment of dividends and the making of distributions by RAM Re, unless certain regulatory requirements are met. In addition, certain treaty obligations incurred by RAM Re in the course of its business require it to post collateral in trusts and those funds are unavailable for dividend or distribution to RAM Holdings. The inability of RAM Re to pay dividends in an amount sufficient to enable RAM Holdings to meet its cash requirements at the holding company level could affect RAM Holdings’ ability to repay debt or have a material adverse effect on its operations.
      RAM Holdings is also subject to regulatory constraints in Bermuda that will affect its ability to pay dividends on its common shares and make other payments. In addition, payments of principal to the holder of our $40.0 million aggregate principal amount of 6.875% Senior Notes due 2024 will receive priority over any payments of dividends on our common shares. See “— Risks Related to Our Status as a Bermuda Company — Our ability to pay dividends may be limited by Bermuda law,” “Dividend Policy,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Liquidity and Capital Resources,” and “Regulatory Matters”.

Estimates of losses, income and expenses relating to underwriting financial guaranty products are based on modeling and assumptions that, if incorrect, could have a material adverse affect on our financial condition and results of operations.
      Our decisions to underwrite financial guaranty products are based on historical data and models. There can be no assurance that the historical data relating to financial guaranty losses available to and relied on by the industry, including us, will approximate actual experience in the future. For example, the sample period for observed occurrences may not be adequate, the underlying conditions from which historical loss data were derived may have changed, and historical data with respect to certain types of losses may be inadequate. Actual cash flows may also deviate significantly from assumptions, and such deviations could have a material adverse effect on our financial condition and operating results.

If claims exceed our loss reserves, our financial results could be significantly adversely affected.
      Our results of operations and financial condition depend upon our ability to assess accurately and manage the potential losses associated with the risks that we reinsure. There is a diversity of practice within the financial guaranty industry in loss reserving practices and setting our loss reserves involves significant reliance on estimates of the likelihood, magnitude and timing of anticipated losses. In making such estimates, we significantly rely on reports of loss claims from our primary insurers. We establish both case basis and unallocated reserves for losses. We establish case basis reserves when we determine a default has occurred or there is a high probability of a default. We also maintain unallocated reserves to reflect our estimate of general deterioration in our insured credits. While we use the most current information available and our best judgment in setting reserve estimates, this is an inherently uncertain process. Accordingly, actual claims and claim expenses paid will deviate from the reserve estimates reflected in our combined financial statements, and such deviations could be material. If our loss reserves at any time are determined to be inadequate, we will be required to increase loss reserves at the time of such determination. This could significantly adversely impact our financial results.

Several of our founding shareholders may have conflicts of interest with us and they may take actions with respect to their ownership interests that have an adverse effect on our other shareholders.
      Some of our shareholders engage in commercial activities and enter into transactions or agreements with us or in competition with us, which may give rise to conflicts of interest. These parties may take actions that are not in our other shareholders’ best interests. See “Certain Relationships and Related Transactions — Transactions and Relationships with Investors.” In addition, we may not be in a position to influence any party’s decision to engage in activities that would give rise to a conflict of interest. For example, our largest shareholder, PMI, is expected to have more than 20% of the voting power of our shares after the completion of this offering and therefore would have the ability to elect two directors through cumulative voting. PMI could use its influence in a manner adverse to our other shareholders’ best interests.
Risks Related to Our Industry

The primary financial guaranty insurance industry remains in an excess capital position which, if it continues, could result in lower amounts of insurance ceded.
      Because of the significant increase in capital by many of the large primary insurers and the recent lower growth in new business, many of the primary insurers have sufficient capital to support their business pursuant to regulatory and rating agency capital requirements. This is one reason why the primary insurers have ceded less reinsurance in 2003 and through the nine months ended September 30, 2005, than in prior recent years. If this excess capital position continues for a prolonged period, the primary insurers are likely to cut back or cancel treaties, increase ceding commissions, increase adverse selection of obligations ceded to reinsurers and generally diminish the business terms on which they cede business. Any of these activities would have an adverse effect on our financial condition and results of operation.

Increased capacity in the financial guaranty reinsurance industry may have a material adverse effect on the industry.
      The current number of financial guaranty reinsurance companies is relatively limited. Consequently, the industry is particularly vulnerable to swings in capacity based on the entry or exit of one or a small number of financial guaranty reinsurers. The most significant barriers to entry for new financial guaranty reinsurance competitors are rating agency requirements and regulatory capital requirements, both of which are lower for entrants into the financial guaranty reinsurance market than for the primary financial guaranty market. New entrants into the market could have an adverse effect on all financial guaranty reinsurers by offering reinsurance on more favorable terms than currently being offered by existing reinsurers.

Market demand for financial guaranty products may decrease, affecting the profitability and competitiveness of the reinsurance industry.
      The demand for financial guaranty reinsurance depends upon many factors, most of which are beyond our control. In addition to the capital position of the primary insurers, the financial guaranty reinsurance industry, and the risks associated with the industry, tend to be cyclical and track the demand for primary financial guaranty insurance. The primary financial guaranty insurance industry could be materially adversely affected by extended national or regional economic recessions, business failures, terrorist acts, acts of war or combinations of such factors. In particular, the perceived financial strength of financial guaranty insurers affects demand for financial guaranty insurance, which in turn affects demand for reinsurance. Should a major financial guarantor, or the industry generally, have its financial strength ratings lowered, or suffer a deterioration in investor confidence, demand for financial guaranty insurance and as a result, reinsurance, may be reduced or eliminated entirely. Further, demand for financial guaranty insurance may be negatively affected to the extent that conditions arise which narrow the credit spread between insured and uninsured obligations or between “AAA” rated securities and lower rated securities. The purchase of insurance during periods of relatively narrower credit rate spreads will generally provide lower cost savings to the issuer than during periods of relatively wider spreads. These lower cost savings generally are accompanied by a corresponding decrease in demand for financial guaranty insurance and as a result, decreased demand for the type of reinsurance that we provide.

Premium rates for financial guaranty reinsurance products may decline due to factors beyond the control of financial guaranty reinsurers.
      Premium rates on financial guaranty reinsurance are equal to premium rates charged by the primary insurer less the ceding commission paid by the reinsurer. Premium rates charged by primary insurers are affected by factors beyond the control of financial guaranty reinsurers, such as investor appraisals of the insured credits, the spread between interest rates prevailing on insured and uninsured obligations and capital charges associated with these exposures as determined by the rating agencies, competition among primary insurers as well as competition with other forms of credit enhancement. Accordingly, any decline in premium rates on business written by the primary insurers would have a negative effect on the premium rates and the profitability of reinsurers, including us.

Changes to accounting rules relating to loss reserve practices in the financial guaranty insurance and reinsurance industry could have a material adverse effect on the industry.
      In January and February of 2005, the Securities and Exchange Commission, or the SEC, discussed with financial guaranty industry participants the diversity in practice with respect to their accounting policies for loss reserves. In June 2005, the Financial Accounting Standards Board, or the FASB, added a project to its agenda to consider the accounting by financial guaranty insurers for claims liability recognition, premium recognition and deferred acquisition costs. The proposed and final documents are expected to be issued in 2006. When the FASB or the SEC reaches a conclusion on this issue, we and the rest of the financial guaranty industry may be required to change some aspects of our loss reserving policies and the potential changes could extend to premium and expense recognition, which in turn could have a material adverse effect on us and the financial guaranty industry.

Legislative and regulatory changes and interpretations could harm the financial guaranty reinsurance industry.
      Changes in laws and regulations affecting the public finance and structured securities markets, the financial guaranty insurance and reinsurance markets and the credit derivative markets, as well as other governmental regulations, may subject reinsurers of financial guaranty products to additional legal liability, affect the demand for the products they provide or increase costs. The business and legal liabilities of reinsurers of financial guaranty products may also be affected by consumer lending and insurance laws and regulations in the countries of policy origin. If changes with respect to these laws and regulations are resolved in a way that is unfavorable to the industry, revenues and profitability of the industry could significantly decline.

Risks Related to our Common Shares and this Offering

There is no prior public market for our common shares and no assurance that an active trading market will develop.
      There currently is no public trading market for our common shares and there can be no assurance that an active trading market will develop or continue upon completion of this offering or that the market price of our common shares will not decline below the initial public offering price. The initial public offering price per common share will be determined by agreement among us and the representatives of the underwriters and may not be indicative of the market price of our common shares after our initial public offering.

Future sales of common shares may affect the market price of our common shares.
      Sales of substantial amounts of our common shares in the public market following our initial public offering, or the perception that such sales could occur, could adversely affect the market price of our common shares and may make it more difficult for shareholders to sell common shares at a time and price which they deem appropriate. We cannot predict what effect, if any, future sales of our common shares, or the availability of common shares for future sale, will have on the market price of our common shares. We, certain of our principal shareholders, all of our executive officers and all members of our board of directors will agree not to offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend or otherwise transfer or dispose of, directly or indirectly, any common shares, or any securities convertible into or exercisable for any common shares or any right to acquire our common shares, or enter into any swap or other arrangement that transfers to another, in whole or in part, directly or indirectly, any of the economic consequences of ownership of the common shares, whether any such transaction is to be settled by delivery of common shares or other securities, in cash or otherwise for a period of 180 days following the closing of this offering, subject to certain exceptions.

Investors of common shares in this offering will suffer immediate and substantial dilution.
      If investors purchase common shares in this offering, they will suffer immediate and substantial dilution of their investment, as the initial offering price per common share is significantly higher than our net book value per share. Based upon the issuance and sale of                     common shares at a share price of $          , shareholders will incur immediate dilution of approximately $          in the net book value per common share if they purchase common shares in this offering. We may issue additional common shares or debt convertible into our common shares in the future to raise capital in connection with our business strategy or for other reasons. These issuances may cause further dilution to our shareholders.

There are provisions in our bye-laws that may reduce or increase the voting rights of our common shares.
      In general, and except as provided below, shareholders have one vote for each common share held by them and are entitled to vote at all meetings of shareholders. However, if, and so long as, the shares of a shareholder are treated as “controlled shares” of any U.S. Person (as defined in “Risks Related to Taxation — Holders of 10% or more of our shares may be subject to U.S. federal income taxation under the controlled foreign corporation rules”) other than PMI, and such controlled shares constitute more than 9.9% of the votes conferred by our issued shares, the voting rights with respect to the controlled shares of such U.S. Person (that is, a “9.9% U.S. Shareholder”) shall be limited, in the aggregate, to a voting power of 9.9%, under a procedure specified in our bye-laws. The procedure is applied repeatedly until the voting power of all 9.9% U.S. Shareholders has been reduced to 9.9%. In addition, our board of directors may limit a shareholder’s voting rights where it deems appropriate to do so to (i) avoid the existence of any 9.9% U.S. Shareholders or 24.5% U.S. Shareholders, and (ii) avoid non-de minimis adverse tax, legal or regulatory consequences to us, any direct or indirect holder of our shares or its affiliates. “Controlled shares” include, among other things, all of our shares that a U.S. Person is deemed to own directly, indirectly or constructively (within the meaning of sections 957 and 958 of the Internal Revenue Code of 1986, as amended, which we refer to as the Code). In addition, at any time that the controlled shares of

PMI constitute (i) more than 9.9% of the voting power conferred by our issued shares and (ii) 24.5% or more of either the voting power or value of our issued shares, the voting rights with respect to the controlled shares owned by PMI will be limited to a voting power of 9.9%.
      For example, the voting power of shares owned by an investor may be reduced or in certain cases eliminated, if, pursuant to certain constructive ownership rules, shares owned or deemed to be owned by the investor are attributed to another investor or shares owned or deemed owned by another investor are attributed to the investor or the investor is invested in an entity in which another investor invests.
      In the event the above voting limitations must be applied as described above, the voting limitation shall apply to PMI only after the limitation has been applied to all other shareholders whose votes are subject to reduction and the voting power held by PMI shall not be reduced to below 9.9% by operation of these provisions. This would likely have the effect of eliminating the voting power of all other shareholders whose votes are subject to reduction.
      Under these provisions, certain shareholders may have their voting rights limited to less than one vote per share, while other shareholders may have voting rights in excess of one vote per share. See “Description of Share Capital — Voting Rights.” Moreover, these provisions could have the effect of reducing the votes of certain shareholders who would not otherwise be subject to the 9.9% limitation by virtue of their direct share ownership. Our bye-laws provide that we will endeavor to notify shareholders of their voting interests prior to any vote taken by them. See “Description of Share Capital — Voting Rights.”
      We also have the authority under our bye-laws to request specified information from any shareholder for the purpose of determining whether a shareholder’s voting rights are to be reallocated under the bye-laws. If a shareholder fails to respond to our request for information or submits incomplete or inaccurate information in response to a request by us, we may, in our sole discretion, eliminate such shareholder’s voting rights.

Our board of directors may be more likely to exercise their right under our bye-laws to decline to approve a transfer of common shares because of potential adverse tax, legal or regulatory consequences, and that may require shareholders to sell their common shares.
      Our board of directors may decline to approve or register a transfer of any common shares (1) if it appears to the board of directors, after taking into account the limitations on voting rights contained in our bye-laws, that a non-de minimis adverse tax, regulatory or legal consequence to us, any direct or indirect holder of our shares or its affiliates may occur as a result of such transfer, or (2) subject to any applicable requirements of or commitments to any exchange or trading system for our common shares, if a written opinion from counsel supporting the legality of the transaction under U.S. securities laws has not been provided or if any required governmental approvals have not been obtained.

Our board of directors may be more likely to exercise their right under our bye-laws to decline to approve a repurchase of our own shares and an issuance of any of our unissued shares because of potential adverse tax, legal or regulatory consequences.
      Under our bye-laws and subject to Bermuda law, our board of directors may decline to approve a repurchase of our shares or an issuance of any of our unissued shares (including the issuance of any shares or class of shares with preferred, deferred or other special rights) if the board of directors determines that it may result in a non-de minimis adverse tax, legal or regulatory consequence to us, any direct or indirect holder of our shares or its affiliates. See “Description of Share Capital.”

Risks Related to Our Status as a Bermuda Company

Risks of operating as a foreign corporation could adversely affect our ability to conduct business in the United States.
      We do not maintain an office or solicit, advertise, settle claims or conduct other insurance activities in any jurisdiction other than Bermuda where the conduct of such activities would require us to be so authorized or admitted. We believe we conduct our U.S. business in a manner similar to that employed by other non-admitted reinsurers that provide reinsurance to U.S. primary insurers. We believe that, to the extent that these operating guidelines are followed, our activities comply with applicable insurance laws and regulations. While we are not admitted to do business in any jurisdiction except Bermuda, insurance departments in the United States or elsewhere might take the position that our activities violate the prohibitions on the transaction of insurance by a non-admitted insurer. The insurance laws of each state of the United States and of many non-U.S. jurisdictions regulate the sale of insurance and reinsurance within that jurisdiction by alien insurers and reinsurers, such as us, which are not authorized or admitted to do business within such jurisdiction. If a state insurance department were to raise this issue and prevail, it could argue further that we are transacting insurance in that state without appropriate licenses or approvals. In that event, the insurance department could attempt to take any of several actions, including imposing fines or penalties on us. There can be no assurance that our location, regulatory status or restrictions on our activities resulting therefrom would not adversely affect our ability to conduct our business. In the event such issues or disputes arise, we may be required to consider various alternatives to our operations, including modifying or restricting the manner of conducting our business or, with respect to cessions by primary insurers in the United States, applying to conduct business as an admitted or approved reinsurer, establishing trust funds to secure our reinsurance performance or having to comply with the various financial and other requirements necessary to operate on an admitted or approved basis, either directly or by subjecting us to U.S. taxation.

Bermuda insurance regulations may adversely affect our ability to write reinsurance policies.
      We are registered and licensed to conduct insurance and reinsurance from within Bermuda, and the statutes, regulations and policies of Bermuda may affect our ability to write reinsurance policies and to make certain investments or distributions. Bermuda statutes and regulations applicable to us require that we, among other things: maintain minimum levels of capital and surplus, satisfy solvency standards, restrict dividends and distributions (including returns of capital), and cooperate with certain periodic and other examinations by the BMA of our financial condition. We are unable to predict what additional government regulations, if any, affecting our business may be promulgated in Bermuda in the future or how such regulations may be interpreted. In addition, no assurances can be given that, if we were to become subject to any insurance laws of the U.S. or any state thereof or of any other country at any time in the future, we would be in compliance with such laws.

Our ability to pay dividends may be limited by Bermuda law.
      Any dividends paid on our common shares are subject to limitations imposed on dividends under Bermuda law and regulations. Under the Bermuda Insurance Act 1978, which we refer to as the Bermuda Insurance Act, and related regulations, RAM Re will be required to maintain certain minimum solvency levels and RAM Re will be prohibited from declaring or paying dividends that would result in noncompliance with such requirement. Further, RAM Re may not reduce its total statutory capital by 15% or more, as set out in its previous year’s financial statements, without the prior approval of the BMA. In addition, under the Bermuda Companies Act, we may only declare or pay a dividend if, among other matters, there are reasonable grounds for believing that we are, and will be after any such payment, able to pay our liabilities as they become due and that the realizable value of our assets will not thereby be less than the sum of the issued share capital and share premium accounts. These restrictions may limit the amount of funds available for distribution to holders of our common shares. See “Dividend Policy.”

U.S. Persons who own our common shares may have more difficulty in protecting their interests than if they held shares of a U.S. corporation.
      The Bermuda Companies Act, which applies to us, differs in certain material respects from laws generally applicable to U.S. corporations and their shareholders. Set forth below is a summary of certain significant provisions of the Bermuda Companies Act which includes, where relevant, information on modifications thereto adopted pursuant to our bye-laws, applicable to us, which differ in certain respects from provisions of Delaware corporate law. Because the following statements are summaries, they do not discuss all aspects of Bermuda law that may be relevant to us and our shareholders.
      Interested Directors. Bermuda law and our bye-laws provide that we cannot void any transaction we enter into in which a director has an interest, nor can such director be liable to us for any profit realized pursuant to such transaction, provided the nature of the interest is disclosed at the first opportunity at a meeting of directors, or in writing, to the directors. Under Delaware law such transaction would not be voidable if: (i) the material facts as to such interested director’s relationship or interests were disclosed or were known to the board of directors and the board had in good faith authorized the transaction by the affirmative vote of a majority of the disinterested directors, (ii) such material facts were disclosed or were known to the stockholders entitled to vote on such transaction and the transaction was specifically approved in good faith by vote of the majority of shares entitled to vote thereon, or (iii) the transaction was fair as to the corporation as of the time it was authorized, approved or ratified. Under Delaware law, the interested director could be held liable for a transaction in which the director derived an improper personal benefit.
      Business Combinations with Large Shareholders or Affiliates. As a Bermuda company, we may enter into business combinations with our large shareholders or affiliates, including asset sales and other transactions in which a large shareholder or affiliate receives, or could receive, a financial benefit that is greater than that received, or to be received, by other shareholders, with prior approval from our board of directors but without obtaining prior approval from our shareholders. Amalgamations require the approval of the board of directors and, except in the case of certain types of amalgamations, a resolution of the shareholders approved by at least 66% of the votes cast. If we were a Delaware corporation, we would need prior approval from our board of directors or a supermajority of our shareholders to enter into a business combination with an interested shareholder for a period of three years from the time the person became an interested shareholder, unless we opted out of the relevant Delaware statute.
      Shareholders’ Suits. The rights of shareholders under Bermuda law are not as extensive as the rights of shareholders in many U.S. jurisdictions. Class actions and derivative actions are generally not available to shareholders under the laws of Bermuda. However, the Bermuda courts ordinarily would be expected to follow English case law precedent, which would permit a shareholder to commence an action in the name of the company to remedy a wrong done to the company where an act is alleged to be beyond the corporate power of the company, is illegal or would result in the violation of our memorandum of association or bye-laws. Furthermore, consideration would be given by the court to acts that are alleged to constitute a fraud against the minority shareholders or where an act requires the approval of a greater percentage of our shareholders than actually approved it. The winning party in such an action generally would be able to recover a portion of attorneys’ fees incurred in connection with such action. When the affairs of a company are being conducted in a manner which is oppressive or prejudicial to the interests of some part of the shareholders, one or more shareholders may apply to the Supreme Court of Bermuda, which may make such order as it sees fit, including an order regulating the conduct of the company’s affairs in the future or ordering the purchase of the shares of any shareholders by other shareholders or by the company. Our bye-laws provide that shareholders waive all claims or rights of action that they might have, individually or in the right of the company, against any director or officer for any act or failure to act in the performance of such director’s or officer’s duties, except with respect to any fraud or dishonesty of such director or officer. Class actions and derivative actions generally are available to stockholders under Delaware law for, among other things, breach of fiduciary duty, corporate waste and actions not taken in accordance with applicable law. In such actions, the court has discretion to permit the winning party to recover attorneys’ fees incurred in connection with such action.

      Indemnification of Directors and Officers. We will indemnify our directors or officers or any person appointed to any committee by the board of directors acting in their capacity as such in relation to any of our affairs for any loss arising or liability attaching to them by virtue of any rule of law in respect of any negligence, default, breach of duty or breach of trust of which such person may be guilty in relation to the company other than in respect of his own fraud or dishonesty. Under Delaware law, a corporation may indemnify a director or officer of the corporation against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred in defense of an action, suit or proceeding by reason of such position if such director or officer acted in good faith and in a manner he or she reasonably believed to be in or not be opposed to the best interests of the corporation and, with respect to any criminal action or proceeding, such director or officer had no reasonable cause to believe his or her conduct was unlawful.

Because we are a Bermuda company, it may be difficult to enforce judgments against us or against our directors and executive officers.
      Because we are organized under the laws of Bermuda, it may not be possible to enforce court judgments obtained in the U.S. against us based on the civil liability provisions of the federal or state securities laws of the U.S. in Bermuda or in countries other than the U.S. where we have assets. In addition, there is some doubt as to whether the courts of Bermuda and other countries would recognize or enforce judgments of U.S. courts obtained against us or our directors or officers based on the civil liabilities provisions of the federal or state securities laws of the U.S., or would hear actions against us or those persons based on those laws. We have been advised by our legal advisors in Bermuda that the U.S. and Bermuda do not currently have a treaty providing for the reciprocal recognition and enforcement of judgments in civil and commercial matters. Therefore, a final judgment for the payment of money rendered by any federal or state court in the U.S. based on civil liability, whether or not based solely on U.S. federal or state securities law, would not automatically be enforceable in Bermuda. There are grounds upon which a Bermuda court may not enforce the judgments of U.S. courts and some remedies available under the laws of U.S. jurisdictions, including some remedies available under U.S. federal securities laws, may not be permitted under Bermuda courts as contrary to public policy in Bermuda. Similarly, those judgments may not be enforceable in countries other than the U.S. where we have assets. Further, no claim may be brought in Bermuda by or against us or our directors and officers in the first instance for violation of U.S. federal securities laws because these laws have no extraterritorial application under Bermuda law and do not have force of law in Bermuda; however, a Bermuda court may impose civil liability, including the possibility of monetary damages, on us or our directors and officers if the facts alleged in a complaint constitute or give rise to a cause of action under Bermuda law.
Risks Related to Taxation

We may become subject to taxes in Bermuda after 2016, which may have a material adverse effect on our financial condition and operating results and on an investment in our shares.
      The Bermuda Minister of Finance, under the Exempted Undertakings Tax Protection Act 1966, as amended, of Bermuda, has given each of RAM Holdings and RAM Re an assurance that if any legislation is enacted in Bermuda that would impose tax computed on profits or income, or computed on any capital asset, gain or appreciation, or any tax in the nature of estate duty or inheritance tax, then the imposition of any such tax will not be applicable to RAM Holdings, RAM Re or any of their respective operations or their respective shares, debentures or other obligations (except insofar as such tax applies to persons ordinarily resident in Bermuda or to any taxes payable by them in respect of real property or leasehold interests in Bermuda held by them) until March 28, 2016. See “Material Tax Considerations — Taxation of RAM Holdings and RAM Re — Bermuda.” Given the limited duration of the Minister of Finance’s assurance, we cannot be certain that we will not be subject to any Bermuda tax after March 28, 2016. Since we are incorporated in Bermuda, we will be subject to changes of law or regulation in Bermuda that may have an adverse impact on our operations, including imposition of tax liability. See “Material Tax Considerations — Taxation of RAM Holdings and RAM Re — Bermuda.”

The impact of Bermuda’s letter of commitment to the Organization for Economic Cooperation and Development, or the OECD, to eliminate harmful tax practices is uncertain and could adversely affect our tax status in Bermuda.
      The OECD, has published reports and launched a global dialogue among member and non-member countries on measures to limit harmful tax competition. These measures are largely directed at counteracting the effects of tax havens and preferential tax regimes in countries around the world. In the OECD’s report dated April 18, 2002 and updated as of June 2004, Bermuda was not listed as an “uncooperative tax haven.” Bermuda has signed a letter committing itself to eliminate harmful tax practices and to embrace international tax standards for transparency, exchange of information and the elimination of any aspects of the regimes for financial and other services that attract business with no substantial domestic activity. We are not able to predict what changes will arise from the commitment or whether such changes will subject us to additional taxes.

We may be subject to U.S. federal income tax, which would have an adverse effect on our financial condition and results of operations and on an investment in our shares.
      If either RAM Holdings or RAM Re were considered to be engaged in a trade or business in the United States, it could be subject to U.S. federal income and additional branch profits taxes on the portion of its earnings that are effectively connected to such U.S. business or in the case of RAM Re, if it is entitled to benefits under the United States income tax treaty with Bermuda and if RAM Re were considered engaged in a trade or business in the United States through a permanent establishment, RAM Re could be subject to U.S. federal income tax on the portion of its earnings that are attributable to its permanent establishment in the United States, in which case its results of operations could be materially adversely affected. RAM Holdings and RAM Re are Bermuda companies. We intend to manage our business so that each of these companies should operate in such a manner that neither of these companies should be treated as engaged in a U.S. trade or business and, thus, should not be subject to U.S. federal taxation (other than U.S. federal excise tax on insurance and reinsurance premium income attributable to insuring or reinsuring U.S. risks and U.S. federal withholding tax on certain U.S. source investment income). However, because there is considerable uncertainty as to the activities which constitute being engaged in a trade or business within the United States, we cannot be certain that the IRS will not contend successfully that we are engaged in a trade or business in the U.S. See “Material Tax Considerations — Taxation of RAM Holdings and RAM Re — United States.”

Holders of 10% or more of our shares may be subject to U.S. income taxation under the controlled foreign corporation rules.
      If you are a “10% U.S. Shareholder” of a foreign corporation (defined as a U.S. Person who owns (directly, indirectly through foreign entities or constructively (as defined below) at least 10% of the total combined voting power of all classes of stock entitled to vote) that is a controlled foreign corporation, which we refer to as a CFC, for an uninterrupted period of 30 days or more during a taxable year, and you own shares in the CFC directly or indirectly through foreign entities on the last day of the CFC’s taxable year, you must include in your gross income for U.S. federal income tax purposes your pro rata share of the CFC’s “subpart F income,” even if the subpart F income is not distributed. “Subpart F income” of a foreign insurance corporation typically includes foreign personal holding company income (such as interest, dividends and other types of passive income), as well as insurance and reinsurance income (including underwriting and investment income). A foreign corporation is considered a CFC if 10% U.S. Shareholders own (directly, indirectly through foreign entities or by attribution by application of the constructive ownership rules of section 958(b) of the Code) (that is, “constructively”) more than 50% of the total combined voting power of all classes of voting stock of that foreign corporation or the total value of all stock of that corporation. For purposes of taking into account insurance income, a CFC also includes a foreign insurance company in which more than 25% of the total combined voting power of all classes of stock (or more than 25% of the total value of the stock) is owned (directly, indirectly through non-U.S. entities or constructively) by 10% U.S. Shareholders on any day during the taxable year of such corporation. For purposes of this discussion, the term “U.S. Person” means: (i) an individual citizen or resident of the United States, (ii) a partnership or corporation created or organized in or under the laws of the United States, or under the laws of any State thereof (including the District of Columbia), (iii) an estate, the income of which is subject to U.S. federal income taxation regardless of its source, (iv) a trust if either (x) a court within the United States is able to exercise primary supervision over the administration of such trust and one or more U.S. Persons have the authority to control all substantial decisions of such trust or (y) the trust has a valid election in effect to be treated as a U.S. Person for U.S. federal income tax purposes or (v) any other person or entity that is treated for U.S. federal income tax purposes as if it were one of the foregoing. We believe, subject to the discussion below, that because of the anticipated dispersion of our share ownership, provisions in our organizational documents that limit voting power (these provisions are described under “Description of Share Capital”) and other factors, no U.S. Person other than PMI who owns our common shares directly or indirectly through one or more foreign entities should be treated as owning (directly, indirectly through foreign entities or constructively) 10% or more of the total voting power of all classes of RAM Holdings’ or RAM Re’s shares. The provisions in our organizational documents that limit voting power could reduce or eliminate an investor’s voting power in circumstances in which, pursuant to certain constructive ownership rules, shares owned or deemed owned by the investor are attributed to another investor or shares owned or deemed owned by another investor are attributed to the investor or the investor is invested in an entity in which another investor invests. However, neither we nor investors may be aware of circumstances in which shares may be so attributed in order to timely effectuate these provisions. In addition, the IRS could challenge the effectiveness of the provisions in our organizational documents and a court could sustain such a challenge. Accordingly, no assurance can be given that a U.S. Person who acquires common shares in this offering will not be characterized as a 10% U.S. Shareholder. See “Material Tax Considerations — Taxation of Shareholders — United States Taxation — Classification of RAM Holdings or RAM Re a CFCs.”

U.S. Persons who hold our shares may be subject to U.S. federal income taxation at ordinary income rates on their proportionate share of RAM Re’s related person insurance income.
      If the related person insurance income, or RPII (determined on a gross basis) of RAM Re were to equal or exceed 20% of RAM Re’s gross insurance income in any taxable year and direct or indirect insureds (and persons related to those insureds) own directly or indirectly through entities 20% or more of the voting power or value of our shares, then a U.S. Person who owns any shares of RAM Re (directly or indirectly through foreign entities) on the last day of the taxable year would be required to include in its income for U.S. federal income tax purposes such person’s pro rata share of RAM Re’s RPII for the entire taxable year, determined as if such RPII were distributed proportionately only to U.S. Persons at that date, regardless of whether such income is distributed. In addition, any RPII that is includible in the income of a U.S. tax-exempt organization may be treated as unrelated business taxable income. The amount of RPII earned by RAM Re (generally, premium and related investment income from the direct or indirect insurance or reinsurance of any direct or indirect U.S. holder of common shares or any person related to such holder) will depend on a number of factors, including the identity of persons directly or indirectly insured or reinsured by RAM Re. Although RAM Re’s gross RPII generally exceeded 20% of RAM Re’s gross insurance income in recent taxable years, we believe that the direct or indirect insureds of RAM Re (and related persons) did not directly or indirectly own 20% or more of either the voting power or value of our shares in those prior years and we do not expect this ownership threshold to be exceeded in the foreseeable future. However, we cannot be certain that this will be the case because some of the factors which determine the extent of RPII may be beyond our control. See “Material Tax Considerations — Taxation of Shareholders — United States Taxation — The RPII CFC Provisions.”

U.S. Persons who dispose of our shares may be subject to U.S. federal income taxation at the rates applicable to dividends on a portion of their gains if any.
      The RPII rules provide that if a U.S. Person disposes of shares in a foreign insurance corporation in which U.S. Persons own 25% or more of the shares (even if the amount of gross RPII is less than 20% of the corporation’s gross insurance income and the ownership of its shares by direct or indirect insureds and related persons is less than the 20% threshold), any gain from the disposition will generally be treated as a dividend to the extent of the holder’s share of the corporation’s undistributed earnings and profits that were accumulated during the period that the holder owned the shares (whether or not such earnings and profits are attributable to RPII). In addition, such a holder will be required to comply with certain reporting requirements, regardless of the amount of shares owned by the holder. These RPII rules should not apply to dispositions of our common shares because RAM Holdings will not be directly engaged in the insurance business. The RPII provisions, however, have never been interpreted by the courts or the U.S. Treasury Department in final regulations, and regulations interpreting the RPII provisions of the Code exist only in proposed form. It is not certain whether these regulations will be adopted in their proposed form or what changes or clarifications might ultimately be made thereto or whether any such changes, as well as any interpretation or application of the RPII rules by the IRS, the courts, or otherwise, might have retroactive effect. The U.S. Treasury Department has authority to impose, among other things, additional reporting requirements with respect to RPII. Accordingly, the meaning of the RPII provisions and the application thereof to RAM Holdings and RAM Re is uncertain. See “Material Tax Considerations — Taxation of Shareholders — United States Taxation — The RPII CFC Provisions.”

U.S. Persons who hold our shares will be subject to adverse U.S. federal income tax consequences if RAM Holdings is considered to be a passive foreign investment company.
      If RAM Holdings is considered a passive foreign investment company, or a PFIC, for U.S. federal income tax purposes, a U.S. Person who owns directly or, in some cases, indirectly (e.g. through a foreign partnership) any of our shares will be subject to adverse U.S. federal income tax consequences, including subjecting the investor to a greater tax liability than might otherwise apply and subjecting the investor to a tax on amounts in advance of when such tax would otherwise be imposed, in which case your investment could be materially adversely affected. In addition, if RAM Holdings were considered a PFIC, upon the death of any U.S. individual owning common shares, such individual’s heirs or estate would not be entitled to a “step-up” in the basis of the common shares which might otherwise be available under U.S. federal income tax laws. We believe that we are not, and we currently do not expect to become, a PFIC for U.S. federal income tax purposes; however, we cannot assure you that we will not be deemed a PFIC by the IRS. There are currently no regulations regarding the application of the PFIC provisions to an insurance company. New regulations or pronouncements interpreting or clarifying these rules may be forthcoming. We cannot predict what impact, if any, such guidance would have on an investor that is subject to U.S. federal income taxation. See “Material Tax Considerations — Taxation of Shareholders — United States Taxation — Passive Foreign Investment Companies.”

U.S. tax-exempt organizations that own our common shares may recognize unrelated business taxable income.
      A U.S. tax-exempt organization may recognize unrelated business taxable income if a portion of our insurance income is allocated to the organization. In general, insurance income will be allocated to a U.S. tax-exempt organization if either we are a CFC and the tax-exempt shareholder is a U.S. 10% Shareholder or there is RPII and certain exceptions do not apply. Although we do not believe that any U.S. Persons should be allocated such insurance income, we cannot be certain that this will be the case. See “Material Tax Considerations — Taxation of Shareholders — United States Taxation — Controlled Foreign Corporations” and “Material Tax Considerations — Taxation of Shareholders — United States Taxation — The RPII CFC Provisions.” Potential U.S. tax-exempt investors are advised to consult their own tax advisers.

Changes in U.S. federal income tax law could materially adversely affect an investment in our common shares.
      Legislation has been introduced in the U.S. Congress intended to eliminate certain perceived tax advantages of companies (including insurance companies) that have legal domiciles outside the United States but have certain U.S. connections. While there are no currently pending legislative proposals which, if enacted, would have a material adverse effect on us or our shareholders, it is possible that broader-based legislative proposals could emerge in the future that could have an adverse effect on us, or our shareholders.
      Additionally, the U.S. federal income tax laws and interpretations regarding whether a company is engaged in a trade or business within the United States, or is a PFIC or whether U.S. Persons would be required to include in their gross income the “subpart F income” or the RPII of a CFC are subject to change, possibly on a retroactive basis. There are currently no regulations regarding the application of the PFIC rules to insurance companies and the regulations regarding RPII are still in proposed form. New regulations or pronouncements interpreting or clarifying such rules may be forthcoming. We cannot be certain if, when or in what form such regulations or pronouncements may be provided and whether such guidance will have a retroactive effect.

FORWARD-LOOKING STATEMENTS
      Some of the statements under “Summary,” “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Business” and elsewhere in this prospectus include forward-looking statements which reflect our current views with respect to future events and financial performance. These statements include forward-looking statements both with respect to us specifically and the insurance and reinsurance industries in general. Statements which include the words “expect,” “intend,” “plan,” “believe,” “project,” “anticipate,” “should,” “could,” “may,” “will” and similar words or statements of a future or forward-looking nature identify forward-looking statements for purposes of the federal securities laws or otherwise.
      All forward-looking statements address matters that involve risks and uncertainties. Accordingly, there are or will be important factors that could cause our actual results to differ materially from those indicated in these statements. We believe that these factors include but are not limited to those described under “Risk Factors” above and the following:

•	the loss of significant customers with whom we have a concentration of our reinsurance in force;

•	projected market capacity (including with respect to existing and potential future market entrants);

•	more severe losses or more frequent losses associated with our products;

•	income taxes, including our ability to write reinsurance business through Bermuda or other similarly tax efficient jurisdictions;

•	the timing of cash flows (including, principally, receipt of premium and timing of loss payments);

•	developments in the world’s financial and capital markets that adversely affect the performance of our investments;

•	a downgrade of the financial strength ratings of RAM Re by Standard & Poor’s or Moody’s;

•	losses in our investment portfolio;

•	losses on credit derivatives;

•	changes in regulation or tax laws applicable to us, our subsidiaries or customers;

•	decreased demand for our reinsurance products;

•	our ability to identify, hire and retain qualified management and other personnel;

•	the effects of mergers, acquisitions, amalgamations and divestitures;

•	changes in accounting policies or practices; and

•	changes in general economic conditions, including inflation, foreign currency exchange rates, interest rates and other factors.
The foregoing review of important factors should not be construed as exhaustive, and should be read in conjunction with the other cautionary statements that are included in this prospectus. We undertake no obligation publicly to update or review any forward-looking statement, whether as a result of new information, future developments or otherwise.
      If one or more of these or other risks or uncertainties materialize, or if our underlying assumptions prove to be incorrect, actual results may vary materially from those we projected. Any forward-looking statements you read in this prospectus reflect our current views with respect to future events and are subject to these and other risks, uncertainties and assumptions relating to our operations, results of operations, growth strategy and liquidity. All subsequent written and oral forward-looking statements attributable to us or to individuals acting on our behalf are expressly qualified in their entirety by this paragraph. You should specifically consider the factors identified in this prospectus which could cause actual results to differ before making an investment decision.

REORGANIZATION TRANSACTIONS
      RAM Holdings, Holdings II and RAM Re were incorporated on January 28, 1998 under the laws of Bermuda. RAM Holdings and Holdings II, the owners of all of the voting and non-voting common shares of RAM Re, will enter into an amalgamation agreement (merger agreement) pursuant to which the two companies will amalgamate effective immediately prior to the consummation of this offering. The shareholders of RAM Holdings and Holdings II will approve the amalgamation agreement to be effective shortly before the completion of this offering. Upon consummation of the amalgamation, all of the shares of RAM Re will be held by RAM Holdings as the surviving entity and RAM Holdings will effect a                     for 1 subdivision of our common shares and the issuance of bonus shares on a                     for 1 basis. The memorandum of association and bye-laws of RAM Holdings in effect immediately prior to the amalgamation will become the memorandum of association and bye-laws of the amalgamated company, and the amalgamated company, by operation of law, will succeed to the assets and liabilities of RAM Holdings and Holdings II. The amalgamated company will adopt the name RAM Holdings Ltd.
USE OF PROCEEDS
      We estimate that our net proceeds from the initial public offering of our common shares (at an assumed initial public offering price of $           per common share, the midpoint of the range set forth on the cover page of the prospectus and after deducting the estimated underwriting discount and estimated offering expenses payable by us) will be approximately $           million. We estimate that our net proceeds will continue to be approximately $           million if the underwriters exercise their over-allotment option in full. We presently intend to contribute substantially all of the net proceeds of this offering to RAM Re to increase its capital and surplus in order to increase its underwriting capacity. We will not receive any proceeds from the sale of our common shares by the selling shareholders.
DIVIDEND POLICY
      We have never declared or paid, and do not currently intend to pay, any cash dividends on our common shares. Any determination to pay cash dividends will be at the discretion of our board of directors and will depend upon our results of operations and cash flows, our financial position and capital requirements, general business conditions, legal, tax, regulatory and any contractual restrictions on the payment of dividends and any other factors our board of directors deems relevant.
      We are a holding company and have no direct operations. Our ability to pay dividends depends in large part on the ability of RAM Re to pay dividends to us. RAM Re is subject to significant regulatory restrictions limiting its ability to declare and pay dividends.
      RAM Re is subject to Bermuda laws and regulatory constraints which affect its ability to pay dividends to RAM Holdings. Under the Bermuda Insurance Act and related regulations, RAM Re must maintain a minimum solvency margin and minimum liquidity ratio and is prohibited from declaring or paying dividends if it does not comply, or such action would result in noncompliance, with the Bermuda Insurance Act. Under the Bermuda Insurance Act, RAM Re must obtain the approval of the BMA before reducing its total statutory capital by 15% or more, as set out in its previous year’s financial statements.
      In addition, under the Bermuda Companies Act, RAM Holdings and RAM Re may each only declare or pay a dividend if, among other matters, there are reasonable grounds for believing that RAM Holdings and RAM Re each are, or would after the payment be, able to pay its respective liabilities as they become due and if the realizable value of its assets would thereafter not be less than the aggregate of its liabilities and issued share capital and share premium accounts. Payments of interest and principal to the holder of our $40.0 million aggregate principal amount of 6.875% Senior Notes due 2024 will receive priority over any payment of dividends on our common shares. Accordingly, we cannot assure you that we will declare or pay dividends in the future.

CAPITALIZATION
      The table below shows our combined capitalization as of September 30, 2005 on an actual basis and as adjusted to give effect to the sale of                     common shares offered by us in this offering (at an assumed initial offering price of $           per common share, and after deducting the estimated underwriting discount and estimated offering expenses payable by us and assuming the underwriters’ do not exercise their over-allotment option) and assumes the completion of the transactions described in “Reorganization Transactions, and the                     for 1 subdivision of our common shares and the issuance of bonus shares on a                     for 1 basis has occurred. You should read this table in conjunction with “Selected Combined Financial Information” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the combined financial statements and related notes that are included elsewhere in this prospectus.

	As of September 30, 2005

	Actual	As Adjusted

	(Dollars in thousands)
Long-Term Debt
6.875% Senior notes due 2024	$40,000		$40,000

Total Long-Term Debt	$40,000		$40,000
Shareholders’ Equity
Common shares	1,991
Additional paid-in capital	211,817
Accumulated other comprehensive income	(2,954)
Retained earnings	108,448

Total Shareholders’ Equity	$319,302	$
Total Capitalization	$359,302	$

Ratio of Long-Term Debt to Total Capitalization	11.1%			%

DILUTION
      As of September 30, 2005, our net book value was $319.3 million, or $160.00 per common share. As used below, our net book value per common share represents shareholders’ equity divided by the number of common shares outstanding. After giving effect to (i) the issuance of our common shares (at an assumed initial offering price of $           per common share, and after deducting the estimated underwriting discount and estimated offering expenses payable by us and assuming that the underwriters’ do not exercise their over-allotment option), (ii) the application of the estimated net proceeds therefrom, and (iii) the completion of transactions described in “Reorganization Transactions, and the                     for 1 subdivision of our common shares and the issuance of bonus shares on a                     for 1 basis, our net book value as of September 30, 2005 would have been $           million, or $           per common share. This amount represents an immediate increase of $           per common share to the existing shareholders and an immediate dilution of $           per common share issued to the new investors purchasing shares offered hereby at the assumed offering price. The following table illustrates this per share dilution:

Assumed initial offering price per common share	$
Net book value per common share before this offering	$
Increase attributable to this offering	$
Net book value per common share after this offering	$
Dilution per common share to new investors(1)	$

(1)	If the underwriters’ exercise their over-allotment option in full, dilution per share to new investors will be $ .
      The following table sets forth the number of our common shares issued, the total consideration paid and the average price per common share paid by all of our existing shareholders and new investors, after giving effect to the issuance of common shares in this offering at an assumed initial offering price of $           per share (before deducting the estimated underwriting discount and estimated offering expenses payable by us and assuming that the underwriters’ do not exercise their over-allotment option).

	Shares Issued			Total Consideration
Average Price Per
	Number	Percent		Amount	Percent		Share

Existing shareholders			%	$		%	$
New investors							$
Total			%	$		%	$

SELECTED COMBINED FINANCIAL INFORMATION
      The following tables present our historical financial and operating data as of the dates and for the periods indicated. We derived the selected combined data as of and for each of the three years in the period ended December 31, 2004, from our audited combined financial statements, which have been prepared in accordance with U.S. GAAP and appear elsewhere in this prospectus. We derived the selected combined data as of and for each of the two years in the period ended December 31, 2001, from our audited combined financial statements, which have been prepared in accordance with U.S. GAAP and which are not included in this prospectus. We derived the selected combined data as of and for the nine months ended September 30, 2005 from our unaudited combined financial statements. Our historical results of operations are not necessarily indicative of the results to be expected for any future periods and the results for the nine months ended September 30, 2005, should not be considered indicative of results expected for the full year. You should read this summary in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the financial statements and related notes appearing elsewhere in this prospectus.

	As of and for the
	Nine Months Ended
	September 30,		As of and for the Year Ended December 31,

	2005	2004	2004	2003	2002	2001	2000

	(Unaudited)
	(Dollars in thousands, except as indicated otherwise)
Statement of Operations Data:
Gross written premiums	$55,220	$48,212	$66,057	$67,880	$36,205	$26,544	$21,346
Net earned premiums	31,425	27,351	34,721	25,543	17,561	12,898	9,327
Net investment income	12,864	12,006	16,824	13,373	11,546	11,121	10,021
Net realized investment (losses) gains	(1,137)	560	536	1,097	2,927	535	252
Net unrealized (losses) gains on credit derivatives	(2,544)	2,190	2,757	456	(613)	—	—

Total revenues	40,608	42,107	54,838	40,469	31,422	24,554	19,600
Loss and loss adjustment expenses	3,104	2,461	3,579	3,994	6,447	910	653
Acquisition expenses	11,571	10,229	13,387	10,223	7,363	5,688	3,927
Operating expenses	9,391	8,174	11,032	5,042	3,360	2,926	3,087
Interest expense	2,057	1,413	2,106	—	—	—	—

Total expenses	26,123	22,278	30,104	19,259	17,170	9,524	7,667

Net income	14,486	19,829	24,734	21,210	14,252	15,030	11,933

Balance Sheet Data:
Investments and cash	$465,193	$428,671	$440,992	$356,933	$226,161	$195,141	$166,755
Deferred acquisition costs	65,777	55,881	58,653	53,017	38,712	30,387	22,976
Total assets	540,749	542,609	510,798	426,260	277,028	234,646	201,253
Losses and loss expense reserve	12,274	15,023	15,493	13,821	10,401	4,382	3,529
Unearned premiums	163,837	129,567	140,043	120,182	77,845	59,201	45,555
Long-term debt	40,000	40,000	40,000	—	—	—	—
Total liabilities	221,447	235,102	199,293	137,005	91,537	65,604	50,977
Accumulated other comprehensive (loss) income	(2,954)	3,507	2,787	4,659	11,002	4,733	998
Shareholders’ equity	319,302	307,507	311,505	289,255	185,490	169,042	150,276

Selected Ratios (Based on U.S. GAAP Income Statement Data)(1):
Loss and loss adjustment expense ratio(2)	9.9%	9.0%	10.3%	15.6%	36.7%	7.1%	7.0%
Expense ratio(3)	66.7%	67.3%	70.4%	59.7%	61.0%	66.8%	75.21%
Combined ratio	76.6%	76.3%	80.6%	75.4%	97.8%	73.8%	82.2%

Other Data — Financial Guaranty:
Par outstanding (in millions)	$26,702	$20,708	$22,154	$19,773	$15,860	$12,803	$9,888
U.S. Basis Statutory Capital (in millions)(4)	$277.0	$277.3	$274.6	$230.3	$135.3	$131.4	$123.0

(1)	These ratios are used by management in order to compare our performance to benchmarks commonly used by rating agencies and analysts that monitor the insurance industry.

(2)	Calculated by dividing loss and loss adjustment expenses by net earned premiums.

(3)	Calculated by dividing the sum of acquisition expenses and operating expenses by net earned premiums.

(4)	Our estimate of the sum of U.S. basis policyholder surplus and contingency reserve, as RAM Re files Bermuda statutory financial statements.

MANAGEMENT’S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
      The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our combined financial statements and accompanying notes which appear elsewhere in this prospectus. It contains forward-looking statements that involve risks and uncertainties. Please see “Forward-Looking Statements” for more information. Our actual results could differ materially from those anticipated in these forward-looking statements as a result of various factors, including those discussed below and elsewhere in this prospectus, particularly under the headings “Risk Factors” and “Forward-Looking Statements.”
Overview
      We are a Bermuda-based provider of financial guaranty reinsurance, conducting substantially all of our operations through our wholly owned subsidiary, RAM Re. Our business consists of a single operating segment, financial guaranty reinsurance, the purpose of which is to indemnify a primary financial guarantor, referred to as the primary insurer, against the portion of any loss it may sustain under financial guaranty policies it has ceded to us. We reinsure policies covering both U.S. and international exposures. We market our reinsurance directly through the execution of treaty and facultative contracts with seven primary insurers, with approximately 85% of our gross written premiums ceded from three companies for the nine months ending September 30, 2005.
      Treaty reinsurance requires primary insurers to cede and us to assume financial guarantees underwritten by the primary insurer for specific types of obligations as determined by the treaty terms. Facultative reinsurance requires us as the reinsurer to assume, and the primary insurer to cede, part or all of one or more individual financial guarantees, and is subject to separate negotiation for each reinsurance cession. The initial underwriting of insured risks and the reporting of underwriting results to us are the responsibility of the primary insurers. As a result, we are highly dependent on the underwriting, operating and reporting standards of our primary insurers. The monitoring and oversight of primary insurers are integral parts of our business. These activities include reviews of their underwriting, risk management, surveillance and reporting practices.
      We provide reinsurance in two product lines: public finance and structured finance. Public finance obligations consist primarily of debt obligations issued by or on behalf of states or other governmental entities or their political subdivisions (counties, cities, towns and villages, utility districts, public housing and transportation authorities), other public and quasi-public entities (including public universities and not-for-profit hospitals, and non-U.S. sovereigns and their political subdivisions), private universities and hospitals and investor-owned utilities. Structured finance obligations are generally securities backed by pools of assets such as residential mortgage loans, consumer or trade receivables, securities, short-term bank deposits or other assets having a specified cash flow or market value which are generally held by a special purpose issuing entity.
      Our revenues are derived principally from:

•	written premiums from our reinsurance activities;

•	net investment income generated by our investment portfolio;

•	net realized investment gains (losses) from the sale of securities in our investment portfolio; and

•	unrealized gains (losses) in our credit derivatives portfolio.
      The written premiums we receive are directly related to the amount and type of business assumed from primary insurers under treaty and facultative reinsurance contracts as well as to prevailing market prices at the time of reinsurance cessions. Written premiums are usually received on an upfront basis for public finance transactions and earned over the life of a policy, while premiums for structured finance transactions are typically written on an installment basis and earned ratably over the installment period. Investment income is primarily a function of invested assets and the market interest rates prevailing at the time of investments, as well as the type, credit quality and maturity of the securities purchased. In addition, net realized investment gains (losses) arise from capital gains or losses realized from the sale of securities in our investment portfolio as a result of changing market conditions, including changes in market interest rates and the credit quality of our invested assets. Unrealized gains (losses) on credit derivatives are a function of changes in estimated fair value of our assumed credit derivative contracts (primarily credit default swaps). U.S. GAAP requires us to recognize gains and losses on credit derivative contracts to the extent that the estimated fair value of these contracts changes from the beginning to the end of each reporting period, which we refer to as “mark-to-market” accounting. We expect these unrealized gains or losses to fluctuate primarily based on changes in credit spreads and credit quality of the contracts reinsured by us. Because such contracts are held to maturity, unless actual losses are incurred on this business due to defaults, the cumulative unrealized gains and losses will net to zero at the end of the contract.
      Our expenses consist of:

•	losses and loss adjustment expenses;

•	acquisition costs;

•	operating costs; and

•	interest expense.
      Losses and loss adjustment expenses are a function of the amount and types of business we write and are based in part upon estimates of the case basis and ultimate aggregate losses inherent in the portfolio as determined by the primary insurer, which are reviewed and revised by us as deemed appropriate, and by related estimates by management of losses inherent in our portfolio. Acquisition costs are costs that vary with and are directly related to the production of new business. Certain acquisition costs are deferred and recognized over the period in which the related premiums are earned. Operating costs consist of general and administrative costs, which are primarily salaries and other employee-related costs. Operating costs are fixed in nature, and do not generally vary with premium production. Interest expense is a function of outstanding debt and the contractual interest rate related to that debt.
      We believe that the financial guaranty business is significantly affected by economic cycles. For example, a robust economic environment featuring a good or improving credit environment is beneficial to the in-force financial guaranty portfolios of financial guaranty insurers and reinsurers. If such conditions persist for an extended period, however, credit spreads tend to narrow and pricing and/or demand for financial guaranty insurance and, consequently, reinsurance declines. A deteriorating economic and credit environment, in contrast, is typically accompanied by widening credit spreads and improved pricing for financial guaranty products. However, a prolonged period of a weak or deteriorating economic activity could stress in-force financial guaranty portfolios and could result in claims payments or could adversely impact capital adequacy due to deterioration in the credit quality of in-force portfolios. During the most recent couple of years, credit spreads have generally narrowed and new business production of primary insurers in aggregate slowed.
      Countervailing to some extent the recent trend in primary insurers’ new business production are developments that have provided growth opportunities for us in our financial guaranty reinsurance business. Underwriting capacity for reinsurance, meaning the U.S. based statutory capital available for financial guaranty reinsurance, is more limited now than it was in 2002, and we believe such capacity is not likely to increase in the immediate future. Many of the large multi-line insurance companies that participated in the financial guaranty reinsurance market in the 1990’s have left the market in order to refocus on their traditional lines of business; the exit strategy of multi-line insurance companies has been driven by favorable operating developments in their core property-casualty insurance markets and by rating agency downgrades which preclude multi-line companies from serving as an economic source of financial guaranty reinsurance. The rating agency criteria for financial guaranty reinsurance companies have also become more stringent, making it more difficult for new entrants.

      Two recent events are noteworthy in that they may have an impact in the financial guaranty industry and on the financial results of RAM Re. First, the devastation resulting from Hurricane Katrina may affect the ability of certain entities to meet their obligations to make payments on insured obligations. As of June 30, 2005, our par outstanding on public finance exposures in counties designated by FEMA for individual and public assistance in the States of Louisiana, Mississippi and Alabama totals approximately $119 million, of which approximately $36 million is in Greater New Orleans (comprised of Orleans, St. Charles, St. Bernard, Plaquemines and Jefferson parishes). Within the affected areas, we are closely monitoring 23 specific obligations with net par outstanding of approximately $40 million. As of September 30, 2005, no case reserves have been reported to us by any primary insurer and we have not recorded case reserves for this event. Four claims have been paid, amounting to $13,000, for which a full reimbursement has been received. Uncertainty exists regarding both the probability of defaults and loss severities associated with any such defaults. Our risk management staff is actively monitoring the specific obligations and developments in concert with primary insurers and continues to assess the impact of Hurricane Katrina on the credit quality of our portfolio. Second, recent bankruptcies in the commercial airline business present a threat to the ability and willingness of these carriers to continue to meet obligations due under EETCs. We have reinsured EETCs with net par outstanding as of September 30, 2005 of $130 million, of which $127 million is on our watch list. We are actively monitoring our EETC exposure and developments concerning this exposure. Because there is significant uncertainty regarding the ability of certain obligors to meet their EETC obligations, RAM Re could incur losses.
Critical Accounting Policies
      Our combined financial statements include amounts that, either by their nature or due to requirements of U.S. GAAP, are determined using estimates and assumptions. The actual amounts realized could ultimately be materially different from the amounts currently provided for in our combined financial statements. We believe that loss and loss adjustment expense reserves, valuation of derivative financial instruments, valuation of the investment portfolio including other than temporary impairments of investments, determination of deferred acquisition costs and premium revenue recognition to be inherently complex and subjective, and therefore an understanding of the accounting policies pertaining to these items is critically important. These policies are summarized below, and described in further detail in the notes to our combined financial statements contained elsewhere in this prospectus, and the discussion that follows should be read in conjunction with our combined financial statements and notes.
      Losses and Loss Expense Reserves. The liability for losses and loss adjustment expenses consists of case reserves and unallocated reserves. Case reserves are established by the primary insurer and our proportionate share of these reserves are reported to us at least quarterly. Case reserves are established in an amount that is sufficient to cover the present value of the anticipated defaulted debt service payments over the expected period of default and estimated expenses associated with settling the claims, less estimated recoveries under collateral and subrogation rights. Case reserves are discounted in accordance with discount rates prescribed or permitted by state regulatory authorities. We review and assess the ceded case reserves and our evaluation may result in increasing the case reserve recorded by us above the amount reported to us by the primary insurer. Consistent with industry practice, we also establish an unallocated reserve because we believe that additional losses are inherent in our portfolio of reinsured risks. We base our unallocated reserves on the unallocated reserve amounts established by primary insurers for their portfolios and the relative size and credit risk of our in-force portfolio, taking into account the rating agencies’ views of credit quality as well as management judgment. Estimates of our loss and loss adjustment expense reserves are substantially dependent on the surveillance activities and reserving policies of our primary insurers and such estimates are subjective and are based on the judgment of both the primary insurer and our senior risk and finance personnel and, therefore, the final liability may materially differ from amounts estimated and reserved.
      Valuation of Derivative Financial Instruments. FAS 133, “Accounting for Derivative Instruments and Hedging Activities,” establishes accounting and reporting standards for derivative instruments and requires recognition of all derivatives on the balance sheet at fair value. We are not a direct writer of derivative contracts, however, as part of our financial guaranty reinsurance business, we reinsure guarantees of credit derivative contracts issued by primary insurers. These contracts are held to maturity and are generally highly rated baskets of credit default swaps. We do not reinsure single name credit default swaps. We report revenues arising from such reinsurance as earned premiums; we record estimates of losses and loss adjustment expenses due to specific credit events as incurred; and we record changes in fair value as incurred. Credit default swap contracts require primary insurers to make payments upon the occurrence of certain defined credit events relating to underlying obligations (generally a fixed-income obligation). If credit spreads of the underlying obligations change, the market value of the related credit derivative contract generally changes accordingly. Changes in credit spreads are typically caused by changes in the market’s perception of the credit quality of the underlying obligations.
      FAS 133 requires us to mark-to-market gains or losses on those credit derivative contracts reinsured by us. Because the primary insurer generally structures its credit default swap contracts with first loss protection from various financial institutions, the price volatility of these instruments on account of credit spread changes is reduced, and our risk of loss is mitigated. Changes in fair value due to market conditions are reported as unrealized gains and losses on derivative financial instruments in our income statement. These unrealized gains and losses cumulatively will net to zero if no credit defaults occur on these contracts. Should actual claim losses be incurred as a result of credit defaults, the primary insurer will be required to either purchase the security in default at par, or pay to the counterparty to a credit default swap the difference between par and market value. As a reinsurer we would be obligated to reimburse the primary insurer for our proportional share of the loss. In this respect, credit derivative contracts differ from traditional financial guarantee contracts since financial guarantee contracts require the insurer to make payments of principal and interest only on scheduled debt service dates, whereas defaults in our credit derivatives portfolio may cause immediate payments of outstanding par, net of market value.
      We use a model to estimate the fair value of the derivatives exposures assumed by us in the course of business. The valuation model includes the use of management estimates and market information, including factors such as current prices for similar agreements, changes in credit spreads and interest rates, and the duration of the credit derivative exposure. As a result, the fair value of credit derivatives recorded by us may materially differ from the value that might be realized in the sale of the credit derivative portfolio. For a discussion of changes to our model used to estimate the fair value of the derivatives exposures assumed by us, see “— Results of Operation — Nine Months Ended September 30, 2005 Compared to Nine Months Ended September 30, 2004 — Net Unrealized Gains (Losses) on Credit Derivatives.”
      Valuation of Investment Portfolio. Our investment securities are designated as available for sale in accordance with FAS 115, “Accounting for Certain Investments in Debt and Equity Securities.” Changes in the fair value of our securities are reported in “Accumulated other comprehensive income” in shareholders’ equity. We have a formal review process for all securities in our investment portfolio, including a review for impairment losses. Factors considered when assessing impairment include: (i) securities with market values having declined by 20% or more below amortized cost for a continuous period of at least six months; (ii) recent credit downgrades by rating agencies; (iii) the financial condition of the issuer; (iv) whether scheduled interest payments are past due; and (v) whether we have the ability and intent to hold the security for a sufficient period of time to allow for anticipated recoveries in fair value. If we believe a decline in the value of a particular investment is temporary, we record the decline as an unrealized loss in “Accumulated other comprehensive income” on our balance sheet. If we believe the decline is “other than temporary,” we write-down the carrying value of the investment and record a loss on our income statement. Our assessment of a decline in value includes our current judgment of the factors noted above. If that judgment changes in the future, we may ultimately record a loss after having originally concluded that the decline in value was temporary.
      Determination of Deferred Acquisition Costs. We defer certain costs that vary with and are directly related to the production of new business, including direct expenses such as ceding commissions and underwriting salaries, as well as allocated costs attributable to the production of new business. Deferred costs are amortized over the period in which the related premiums are earned. Acquisition costs in the income statement represent gross policy acquisition costs, less the deferral of expenses to future periods, plus the amortization of previously deferred expenses. The amount of expenses that qualify for deferral is determined on the basis of periodic analysis, and is dependent on new business production, ceding commissions negotiated with primary insurers, management’s judgment as to what costs and percentage thereof are deferrable, and the level of normal and refunded earned premiums. We periodically conduct a study to determine the deferability of expenses and in recent years a lesser percentage of our expenses have been deferred than was the case in our initial years of operation.
      Premium Revenue Recognition. Written premiums are received either as upfront premiums or in installments. Upfront premiums are recorded as written at policy inception and earned ratably over the life of the issue. Unearned premium reserves represent that portion of written premiums applicable to the outstanding amount at risk with respect to the obligations reinsured. Public finance premiums are customarily paid upfront and earned over the life of an issue which may extend to 30 years or more. Upfront premiums have relatively little effect on earnings in the year written, but cumulatively affect future years’ earned premiums. When an issue reinsured by us is retired early, has been called by the issuer, or is paid in advance through refunding, any remaining unearned premium is earned at that time, since there is no longer any risk outstanding in connection with the issue. Refunding levels vary depending upon a number of conditions, primarily the relationship between current interest rates and interest rates on outstanding debt. Installment premiums are received in accordance with contractual terms, recorded as written at each installment due date and earned over the installment period. Structured finance premiums are customarily paid in installments and earned over installment periods that generally range from three months to one year in duration. We do not record a provision for doubtful accounts because historically we have not experienced any material issues related to the collectibility of assumed premiums.
      In January and February of 2005, the SEC discussed with financial guaranty industry participants the diversity in practice with respect to their accounting policies for loss reserves. In June 2005, the FASB added a project to its agenda to consider the accounting by financial guaranty insurers for claims liability recognition, premium recognition and deferred acquisition costs. The proposed and final documents are expected to be issued in 2006. When the FASB or the SEC reaches a conclusion on this issue, we and the rest of the financial guaranty industry may be required to change some aspects of our loss reserving policies and the potential changes could extend to premium and expense recognition. We cannot predict how the FASB or the SEC will resolve this issue and the resulting impact on our financial statements. Until the issue is resolved, we intend to continue to apply our existing policy with respect to the establishment of both case and general reserves. We anticipate that the FASB will conclude its project during 2006.
Results of Operations

Nine Months Ended September 30, 2005 Compared to Nine Months Ended September 30, 2004
      Net Income. Net income for the first nine months of 2005 was $14.5 million, a 26.8% decrease from the comparable 2004 period. The decrease in net income as compared to the first nine months of 2004 was primarily due to the combination of realized investment losses of $1.1 million, unrealized losses on credit derivatives of $2.5 million, and a non-recurring expense of $2.5 million associated with the termination of a liquidity feature of equity incentives previously granted to three executives. In the comparable period of 2004, net income includes $0.6 million of realized investment gains and $2.2 million of unrealized gains on credit derivatives.
      Gross Written Premiums. Gross written premiums for the first nine months of 2005 were $55.2 million, a 14.5% increase from the comparable 2004 period. Gross written premiums increased despite no growth in aggregate direct written premiums at primary insurers for the first nine months of 2005. RAM Re’s increase in written premiums was due primarily to a slight overall increase in our share of the reinsurance treaties in which we participate and a greater amount of reinsurance written on a facultative basis relative to the comparable prior period.

      The following table sets forth the amounts of gross written premiums by product lines:

	Nine Months Ended
	September 30,

Gross Written Premiums	2005	2004

	(Dollars in millions)
Public Finance	$36.7	$33.0
Structured Finance	18.5	15.2

Total	$55.2	$48.2

      Earned Premiums. Earned premiums of $31.4 million during the first nine months of 2005 were 14.5% above the comparable period of 2004, primarily reflecting the substantial increases in business reinsured in prior years for which premiums are earned in relation to the amortization of exposure or over the course of installment periods. Earned premiums for the first three quarters of 2005 include $1.8 million of refundings or accelerated earned premium, compared to $2.4 million during the comparable 2004 period. As a result of business written with upfront premiums during the first nine months of 2005, primarily public finance business, our unearned premiums were $163.8 million at the end of the first nine months of 2005, a 26.4% increase over the level at the end of first nine months of 2004 and a 17.0% increase over the $140.0 million unearned premiums at year-end 2004. As noted under “Premium Revenue Recognition Critical Accounting Policies,” the premiums for most public finance business are paid upfront and a relatively small amount of such premiums are earned in the year written. In contrast, premiums for most structured finance business are paid in installments and the majority of structured finance premiums are earned in the year written.
      The following table sets forth earned premiums by product lines:

	Nine Months Ended
	September 30,

Earned Premiums	2005	2004

	(Dollars in millions)
Public Finance	$15.8	$12.3
Structured Finance	15.6	15.1

Total earned premiums	$31.4	$27.4

      Investment Income. Investment income was $12.9 million for the first nine months of 2005, a 7.5% improvement over the comparable 2004 period. Investment income growth was driven primarily by the growth in invested assets and to a lesser degree by an increase in available yields at which cash flow can be invested.
      Net Realized Investment (Losses) Gains. Net realized investment losses were $1.1 million during the first nine months of 2005, compared to net realized investment gains of $0.6 million in the comparable 2004 period. Investment losses realized in 2005 and investment gains realized in 2004 are the result of repositioning within our portfolio of fixed income securities and are primarily due to sales of securities at prevailing interest rates that were higher in 2005 and lower in 2004 than at the time a security was purchased.
      Net Unrealized (Losses) Gains on Credit Derivatives. For the first nine months of 2005, we recorded net unrealized losses on credit derivatives of $2.5 million, compared with net unrealized gains of $2.2 million in the comparable period of 2004. Our net unrealized losses during the first nine months of 2005 reflect a change in estimated fair value that is primarily due to modifications and refinement of certain elements of the model used to estimate the fair value of our assumed credit default swaps exposure. We modified certain assumptions and inputs to our model in order to provide what we believe to be more rigorous fair value estimates after extensive research and an assessment of our practices and industry approaches. We believe that the revised model provides a better fair value estimate than our former approach and that periodic estimates will be less volatile because the model is more tailored to the very high credit quality of our assumed portfolio and better captures the duration of our assumed contracts. From the inception of the Company through September 30, 2005, no losses had been incurred or paid by us on credit derivatives contracts.
      Loss and loss adjustment expenses. Loss and loss adjustment expenses through the first nine months of 2005 increased by $0.6 million relative to the comparable period of 2004, to $3.1 million from $2.5 million. The loss and loss adjustment expense ratio, calculated by dividing loss and loss expenses by earned premiums, was 9.9% for the nine months of 2005 compared to the ratio of 9.0% in the comparable 2004 period. During 2005, RAM Re made its largest claim payment since its inception relating to indemnification of a primary insurer for a $6.0 million loss. A $4.1 million case reserve had been established for this claim during the fourth quarter of 2004.
      Acquisition Expenses. Acquisition expenses for the first nine months of 2005 were $11.6 million, a $1.3 million increase over the comparable 2004 period. Acquisition expenses are reflective of the increase in earned premiums for the first nine months of 2005, as the acquisition expense ratio (acquisition expenses divided by earned premiums) is 37% for both the 2005 and 2004 nine month periods.
      Operating expenses. Operating expenses for the first nine months of 2005 were $9.4 million, $1.2 million higher than the $8.2 million incurred for the first nine months of 2004. Operating expenses in 2005 included a $2.5 million charge recorded in connection with the termination of a liquidity feature of equity incentives previously granted to three executives. During the corresponding nine months of 2004, expenses included approximately $2.1 million of non-recurring items including $0.9 million in compensation expense related to settlement of an employment matter, $0.9 million in non-recurring legal expenses and $0.3 million in financially-related consulting fees, respectively.
      Interest expense. Our interest expense was $2.1 million through the first nine months of 2005 compared to $1.4 million in the comparable 2004 period. The increase during 2005 reflects a full three quarters of interest on $40 million aggregate principal amount of senior notes issued on March 26, 2004, compared to the 2004 nine month period which included only approximately two quarters of interest expense.

Year Ended December 31, 2004 Compared to December 31, 2003 and Year Ended December 31, 2003 Compared to December 31, 2002
      Net Income. Net income was $24.7 million in 2004, compared to $21.2 million in 2003. The increase in net income of $3.5 million, or 16.5%, resulted mainly from increased earned premiums and investment income. Our net income in 2003 of $21.2 million represents a 48.3% increase over net income of $14.3 million in 2002, again primarily due to an increase in earned premiums and investment income. Net income in 2004 includes realized investment gains of $0.5 million and unrealized gains on credit derivatives of $2.8 million.
      Gross Written Premiums. Gross written premiums in 2004 were $66.1 million, a decrease of 2.7% from $67.9 million of gross written premiums in 2003. This decrease in gross written premiums is primarily due to lower ceded reinsurance premiums by the primary insurers as a result of declines in their business written in 2004 relative to 2003. Gross written premiums in 2003 increased 87.6% from $36.2 million of gross written premiums in 2002. This large percentage increase in written premiums from 2002 to 2003 reflects growth in the volume of business written by primary insurers in 2003 versus 2002 and also partly reflects our increased capacity resulting from a significant capital infusion of $87.9 million in equity during 2003. The capital infusion allowed RAM Re to underwrite a larger amount of business and to increase capacity-constrained business due to its larger capital base. We were also able to increase our treaty participations in 2003 with two primary insurers, which more than offset loss of business from the expiration of a treaty with a third primary insurer.
      Public finance gross written premiums in 2004 were $45.2 million, a decrease of 13.4% from $52.2 million in 2003. The decrease in public finance written premiums in 2004 relative to 2003 followed a 115.7% increase in 2003 relative to 2002, when written premiums were $24.2 million. Structured finance gross written premiums in 2004 were $20.9 million, an increase of 33.1% from $15.7 million in 2003, while this 2003 level of written premiums was 30.8% greater than the $12.0 million written premiums in 2002.
      The following table sets forth the amounts of gross written premiums by product line:

	For the Year Ended December 31,

Gross Written Premiums	2004	2003	2002

	(Dollars in millions)
Public Finance	$45.2	$52.2	$24.2
Structured Finance	20.9	15.7	12.0

Total	$66.1	$67.9	$36.2

      Our premiums are highly dependent upon the amount of business ceded by the primary insurers which, in turn, is related to the volume of business they underwrite and the premium rates such primary insureds charge, and the size and type of obligations insured by the primary insurers. In general, a growing volume of insured business, a stable or growing usage of reinsurance and higher premium rates will benefit our gross written premiums. During 2004, the aggregate premium volume written by primary insurers declined relative to 2003 and primary insurers ceded less premium to reinsurers than in 2003. Within the U.S. public finance market, historically high new issuance volume in 2004 fell slightly below 2003 levels (which were a record high); the percentage of new issues insured by the primary insurers was slightly greater in 2004 than in 2003; and average premium rates for public finance business assumed during 2004 year were down somewhat from those of 2003. Compared to 2002, new issues of public finance obligations in 2003 were up; the percentage of new issues insured was about the same; and the average premium rates of business assumed were above the 2002 levels. In the structured finance markets, new issuance volumes experienced double digit percentage growth both from 2003 to 2004 and from 2002 to 2003; the volume of insured structure finance obligations was up substantially in 2004 relative to 2003, after a decline from 2002 to 2003; and average premium rates for assumed structured finance business in 2004 were below the 2003 level, while 2003 average premium rates were above those of 2002.
      Earned Premiums. Earned premiums in 2004 were $34.7 million, an increase of 36.1% from $25.5 million of earned premiums in 2003. The significant increases in upfront premiums from the public finance business in past years, as indicated by growth in unearned premiums on the balance sheet, and in installment premiums from the structured finance business in the prior years contributed to this growth, as did higher refundings during the year. Premiums resulting from refundings totaled $3.3 million in 2004 compared to $2.5 million in 2003.
      Earned premiums in 2003 were $25.5 million, an increase of 44.9% from $17.6 million of earned premiums in 2002. The significant increases in upfront premiums from the public finance business in past years, and in installment premiums from the structured finance business contributed to this growth, as did higher refundings during the 2003 year compared to the 2002 level of $1.1 million.
      The following table sets forth earned premiums by product line:

	For the Year Ended
	December 31,

Earned Premiums	2004	2003	2002

	(Dollars in millions)
Public Finance	$15.9	$10.6	$6.8
Structured Finance	18.8	14.9	10.8

Total earned premiums	$34.7	$25.5	$17.6

      Net Investment Income. Net investment income in 2004 was $16.8 million, an increase of 25.4% from $13.4 million in 2003. The increase was attributable to the growth of the investment portfolio resulting from increased reinsurance premiums and the full year impact of the capital raised during 2003 which provided $87.7 million to our investment portfolio, partially offset by a lower investment rate due to decreases in the interest rate environment. Our portfolio is comprised predominantly of taxable securities, and had an average yield of 4.2% at December 31, 2004, compared with 4.5% and 5.5% at December 31, 2003 and 2002, respectively. Net investment income in 2003 of $13.4 million increased by 16.5% from net investment income of $11.5 million in 2002. The increase was attributable to proceeds from our common share issuance during the second quarter of 2003 and the growth of the investment portfolio resulting from increased reinsurance premiums, partially offset by a lower investment rate due to decreases in the interest rate environment.
      Net Realized Investment Gains (Losses). Net realized investment gains in 2004 were $0.5 million compared to $1.1 million and $2.9 million in 2003 and 2002, respectively. Net gains on securities sold are generated as a result of the ongoing management of the investment portfolio and are generally the result of repositioning within the portfolio achieved by selling securities and purchasing securities believed to provide improved investment characteristics.
      Net Unrealized Gains (Losses) on Credit Derivatives. Net unrealized gains on credit derivative contracts in 2004 were $2.8 million, compared to net unrealized gains on credit derivative contracts of $0.5 million and net unrealized losses of $0.6 million in 2003 and 2002, respectively. The change in estimated fair value of credit derivative contracts in 2004 and 2003 reflects growth in the in-force portfolio and net mark-to-market gains due to tightening credit spreads on the underlying obligations. Unrealized losses in 2002 were a result of widening credit spreads, which resulted in a decrease in the estimated fair value of the credit derivative contracts. As of December 31, 2004, no losses had been incurred or paid by us on credit derivatives contracts.
      Losses and Loss Adjustment Expenses. Losses and loss adjustment expenses in 2004 were $3.6 million, compared to $4.0 million in 2003 and $6.4 million in 2002. In 2004, losses and loss adjustment expenses decreased by 10.0% relative to 2003, and losses and loss adjustment expenses decreased by 38% versus 2002. The loss ratio was 10.3% in 2004, 15.6% in 2003, and 36.7% in 2002. The greater 2002 loss activity was driven primarily by case reserve activity associated with defaulted credits within our structured finance portfolio. Loss and loss adjustment expenses are generally affected by changes in the mix, size, and credit quality of our portfolio, as well as specific credit events within reinsured obligations and trends in the reserving practices of our ceding insurers.
      Acquisition Expenses. Acquisition expenses were $13.4 million in 2004, compared to $10.2 million and $7.4 million in 2003 and 2002, respectively. The net change in acquisition expenses was a $3.2 million increase, or 31.4%, in 2004 over 2003, and a $2.8 million increase, or 37.8%, in 2003 over 2002, with these increases primarily as a result of amortization of acquisition expenses in concert with higher earned premiums. Our acquisition expense ratio declined in each year from 2002-2004, from 41.9% to 40.0% to 38.6%, respectively, reflecting some improvement (decreases) in ceding commissions paid to primary insurers and a lesser share of direct expenses allocated to acquisition as a result of an update of our analysis of expenses that qualify for deferral.
      Operating Expenses. Operating expenses were $11.0 million in 2004, an increase of 120.0% compared to $5.0 million in 2003, due to higher compensation costs as a result of increase in staff during the year, allocating a lesser portion of operating costs to deferred acquisition costs and $2.7 million of non-recurring items including $0.9 million in compensation expenses related to settlement of an employment matter, $1.5 million in legal expenses and $0.9 million in consulting fees,. Operating expenses were $5.0 million in 2003, an increase of 47.1% from $3.4 million in 2002, due primarily to increased staffing and a $0.3 million expense relating to our stock option plan. As a result of increases in operating expenses, the ratio of operating expenses to earned premiums grew from 19.1% in 2002 to 19.7% in 2003 and to 31.8% in 2004.
Liquidity and Capital Resources
      Liquidity. RAM Holdings is a holding company and therefore our liquidity, both on a short-term basis (for the next twelve months) and a long-term basis (beyond the next twelve months), is largely dependent upon (1) the ability of RAM Re to pay dividends or make other payments to us and (2) our ability to access debt and equity markets. Our principal uses of liquidity are for payment of interest on our senior notes and capital investments in RAM Re. In 2004 we issued unsecured senior notes of $40.0 million to a qualified institutional buyer, with the proceeds used to purchase preferred shares in RAM Re. In 2003, we contributed $89.7 million to RAM Re from net proceeds of an equity offering. Based on the amount of dividends that we expect to receive from RAM Re for the remainder of 2005 and in 2006, we believe that we will have sufficient liquidity to satisfy our needs over the next twelve months. RAM Re’s ability to declare and pay dividends to us may be influenced by a variety of factors such as adverse market changes, insurance regulatory changes and changes in general economic conditions, beyond the next twelve months and Bermuda law as described below. Consequently, although we believe that we will continue to have sufficient liquidity to meet our obligations over the long term, we cannot guarantee that RAM Re will be able to dividend amounts sufficient to satisfy all our obligations, and there can be no assurance that dividends will be declared or paid in the future.
      The principal sources of RAM Re’s liquidity are gross written premiums, scheduled investment maturities, capital contributions from RAM Holdings and net investment income. The principal uses of RAM Re’s liquidity are for the payment of operating expenses, claims, ceding commissions, dividends to RAM Holdings and for purchases of new investments. We believe that RAM Re’s expected operating liquidity needs can be funded exclusively from its operating cash flow.
      RAM Re may declare dividends, provided that, after giving effect to the distribution, it would not violate certain statutory equity, solvency and asset tests. The Bermuda Insurance Act requires RAM Re to meet a minimum solvency margin equal to the greater of (i) $1.0 million, (ii) 20% of net premiums written up to $6 million plus 15% of net premiums written over $6 million, and (iii) 15% of loss and other insurance reserves. To satisfy these requirements, RAM Re was required to maintain a minimum level of statutory capital and surplus of $10.2 million at December 31, 2004. RAM Re’s statutory capital and surplus was $286.4 million at December 31, 2004, of which $212.6 million was fully paid up share capital. In addition to the foregoing solvency criteria, Bermuda law limits the maximum amount of annual dividends or distributions payable and in certain instances requires the prior notification to, or approval of, the BMA. Based upon these tests, without regulatory approval, the maximum amount that would have been available during 2004 for payment by RAM Re was approximately $37.8 million.
      Cash Flows. During the first nine months of 2005, net operating cash flow was $32 million compared to $34.6 million for the first nine months of 2004. We generated an operating net cash flow of $49.0 million, $49.7 million, and $24.5 million during the years ended December 31, 2004, 2003, and 2002 respectively. Our operating cash flows are primarily the result of the excess of net premiums received and investment income over operating expenses, claims payments and interest expenses. For the years 2004, 2003 and 2002, net cash flows from financing activities of $39.3 million, $88.5 million and ($2.3) million, respectively, relate primarily to net proceeds from the 2004 issuance of $40 million of senior notes and a 2003 contribution of $89.7 million to RAM Re from the net proceeds of a private placement of our common shares and a redemption of shares offset by repayment of shareholder loans. Net cash used in investment activities amounted to $63.3 million, $134.0 million, and $21.6 million in the years ending December 31, 2004, 2003 and 2002, respectively, relate to the investment of additional financing cash flows and net cash flow from operations less financing expenses.
      Capital Resources. RAM Re maintains a $90.0 million contingent capital facility with a group of highly rated commercial banks as lenders. The facility is specifically designed to provide rating-agency qualified capital to support RAM Re claims paying resources and may not be drawn upon except for the payment of catastrophic losses where losses exceed minimum thresholds in respect of certain obligations reinsured by RAM Re. Loan obligations under this facility have limited recourse and are repayable from, and collateralized by, a pledge of recoveries realized on defaulted reinsured obligations covered by the facility, including certain installment premiums and other collateral. The facility, which contains an annual renewal provision subject to bank approval, has a ten-year term ending on May 11, 2015. As of the date of this prospectus, no amounts were outstanding under this facility.
      On February 3, 2006, RAM Re closed a $40.0 million contingent capital facility with two highly rated commercial banks. This facility is essentially the same as the $90.0 million contingent capital facility described above although it may be drawn upon only to cover catastrophic losses, exceeding the minimum threshold, from municipal obligations reinsured by RAM Re. Loan obligations under this facility also have limited recourse and are repayable from, and collateralized by, a pledge of recoveries realized on defaulted reinsured obligations covered by this facility, including certain installment premiums and other collateral, on a subordinate basis to the pledge made to secure the $90.0 million facility described above. The $40.0 million facility has a seven-year term and has an annual renewal feature, subject to approval of the lenders. As of the date of this prospectus, no amounts were outstanding under this facility.
      On December 23, 2003, RAM Re entered into a $50.0 million soft capital facility whereby it was granted the right to exercise perpetual put options in respect of its Class B preference shares against the counterparty to the option agreement, in return for which it pays the counterparty a floating put option fee. The counterparty is a trust established by Lehman Brothers Inc. The trust was created as a vehicle for providing capital support to RAM Re by allowing it to obtain, at its discretion and following the procedures of the option agreement, access to new capital through the exercise of a put option and the subsequent purchase by the trust of RAM Re preference shares. The option agreement has no scheduled termination date or maturity, but will be terminated if RAM Re takes certain actions as specified in the operative facility documents. RAM Re has the option to redeem the Class B preference shares issued upon exercise of its put option, subject to certain specified terms and conditions. If the put option is exercised in full, RAM Re would receive up to $50 million in connection with the issuance of the preference shares, the proceeds of which may be used for any purpose including the payment of claims. To fund the purchase of preference shares upon exercise of the put option by RAM Re, the trust issued $50.0 million of its own auction market perpetual preferred securities which are rated “A+” by Standard & Poor’s and “A2” by Moody’s. The proceeds of this issuance are held by the trust in certain high-quality, short-term commercial paper investments.
      On March 26, 2004, we issued $40.0 million aggregate principal amount of senior unsecured debt. The net proceeds of this issuance were contributed to RAM Re to be used for general corporate purposes. The senior notes bear interest at a rate of 6.875%, payable semi-annually in arrears on April 1 and October 1 of each year, beginning on October 1, 2004. Unless previously redeemed, the senior notes will mature on April 1, 2024. We may redeem the senior notes at any time and from time to time, in whole or in part, at a “make-whole” redemption price. The senior notes contain certain covenants regarding limitations on liens and delivery of financial information, but do not contain any covenants regarding financial ratios or specified levels of net worth or liquidity to which we must adhere. We were in compliance with all covenants at September 30, 2005.
      Investment Portfolio. At September 30, 2005, our investment portfolio consisted of $461.8 million of fixed income securities and $3.4 million of short-term investments. Our fixed income securities are designated as available for sale in accordance with FAS 115 “Accounting for Certain Investments in Debt and Equity Securities.” Short-term investments consist primarily of money market funds, domestic time deposits and discount notes. We report changes in fair value as part of “Accumulated other comprehensive income” in shareholders’ equity. Our portfolio is managed by an outside professional asset management firm in accordance with specific investment policies approved by our board of directors. These policies establish liquidity requirements, portfolio duration, single-risk concentration limits and minimum credit quality and investment eligibilities. Fair values of fixed income securities are based on quoted market prices by either independent pricing services, or when such quoted prices are unavailable, by reference to broker quotes. Our investment objectives include preservation of principal, maintaining a high credit quality, liquid investment portfolio within a prescribed duration range and achieving stable net investment income. The effective duration of our portfolio at September 30, 2005 is 4.23 years and our investment policy and guidelines require the minimum portfolio weighted credit quality to be at least “Aa2” rating by Moody’s. The yield to maturity of the portfolio is 4.91% and the book yield of the portfolio is 4.56% at September 30, 2005. At September 30, 2005, we had $250.2 million of our invested assets in trust accounts for the benefit of primary insurers (out of $465.2 million of total cash and investments). Under its reinsurance agreements with primary insurers, RAM Re is required to secure its obligations and may not withdraw funds from the trust accounts without their express permission.

      Our finance personnel monitor the portfolio on a monthly basis (or more frequently as required) for performance and adherence to policies, including market valuation, credit quality, portfolio duration and liquidity. We have a formal review process for all securities in our investment portfolio, including a review for impairment losses based on the factors described above under “Critical Accounting Policies — Valuation of Investment Portfolio.”
      The following table summarizes our investment portfolio by bond type, fair value and amortized cost thereof at September 30, 2005 and December 31, 2004:

	As of September 30, 2005

Fixed Income Securities	Amortized Cost	Fair Value

Agencies	$67,069,651	$66,060,403
U.S. government obligations	37,507,736	37,158,540
Corporate debt securities	130,880,989	130,354,640
Municipal securities	11,727,815	12,702,741
Mortgage and asset-backed securities	217,518,664	215,474,909

Total	$464,704,855	$461,751,233

	As of December 31, 2004

Fixed Income Securities	Amortized Cost	Fair Value

Agencies	$51,964,943	$51,642,461
U.S. government obligations	30,995,766	31,132,074
Corporate debt securities	146,049,031	146,688,989
Municipal securities	11,736,705	12,841,960
Mortgage and asset-backed securities	161,373,122	162,600,614

Total	$402,119,567	$404,906,098

      The amortized cost and estimated fair value of fixed income securities available for sale as of September 30, 2005 and December 31, 2004 by contractual maturity are shown below. Expected maturities will differ from contractual maturities because borrowers may have the right to call or prepay obligations.

	As of September 30, 2005

Fixed Income Securities	Amortized Cost	Fair Value

Less than one year	$2,351,677	$2,332,105
Due after one year through five years	156,882,197	154,434,235
Due after five years through ten years	90,271,329	89,119,256
Due after ten years	215,199,652	215,865,637

Total	$464,704,855	$461,751,233

	As of December 31, 2004

Fixed Income Securities	Amortized Cost	Fair Value

Less than one year	$—	$—
Due after one year through five years	182,156,316	181,709,468
Due after five years through ten years	60,387,309	60,519,395
Due after ten years	159,575,942	162,677,235

Total	$402,119,567	$404,906,098

      The following table provides the ratings distribution of our investment portfolio at each of September 30, 2005 and December 31, 2004:

As of September 30,
Rating(1)	2005

AAA(2)	73.0%
AA	13.0%
A	13.0%
Cash	1.0%

Total	100.0%

As of December 31,
Rating(1)	2004

AAA(2)	63.0%
AA	14.0%
A	17.0%
Cash	6.0%

Total	100.0%

(1)	Ratings represent Standard & Poor’s classifications. If unavailable, Moody’s ratings are used.

(2)	Includes U.S. Treasury and agency obligations, which comprised approximately 22.0% of the investment portfolio as of September 30, 2005 and December 31, 2004.
Contractual Obligations
      We have various contractual obligations as of December 31, 2004 that are summarized in the following table:

		Less Than			More than
	Total	1 Year	1-3 Years	4-5 Years	5 Years

	(Dollars in millions)
Long-term debt(1)	$40.0	—	—	—	$40.0
Operating lease commitments(2)	$1.0	$0.3	$0.6	—	—
Losses and loss expense reserve(3)	$16.3	$3.6	$1.4	$2.8	$8.5

(1)	Principal only.

(2)	Lease payments are subject to escalation in building operating costs.

(3)	We have estimated the timing of these payments on an undiscounted basis and note that actual payments may vary significantly from these estimates.
Off-Balance Sheet Arrangements
      As of December 31, 2004, we did not have off-balance sheet arrangements that were not accounted for or disclosed in the combined financial statements.
Risk Management
      In the ordinary course of business, we manage a variety of risks, primarily credit, market, liquidity and legal. These risks are identified, measured and monitored through a variety of control mechanisms, which are in place at different levels throughout the organization.
      Credit Risk. We are exposed to credit risk as a reinsurer of financial guarantees and as a holder of fixed income investment securities. We employ various procedures and controls to monitor and manage credit risk. Our senior risk management personnel focus on risk limits and measurement, concentration and correlation of risk, and the allocation of rating agency capital in a portfolio context.
      Our underwriting procedures differ, depending on whether we are conducting facultative or treaty-based reinsurance activities. Our facultative reinsurance activities are subject to a formal underwriting process on a transaction-by-transaction basis, whereas our treaty underwriting is based upon an evaluation of the portfolio of transactions ceded to us by a particular primary insurer as well as the history of each primary insurer’s own underwriting activities.
      For facultative transactions, various factors affecting the credit worthiness of the underlying obligations are evaluated during the underwriting process. Our underwriting committee, comprised of our CEO, CFO, Chief Risk Manager and General Counsel, approves all treaties and facultative transactions prior to committing any of our reinsurance capacity. Following the issuance of a financial guarantee on a facultative basis, we periodically update the performance of our existing exposures using information provided by the ceding primary as well as independent resources. Such reviews are performed independently of transaction execution, and periodically results are reviewed by senior finance and risk management personnel. Our management committee determines the adequacy of our loss reserves and makes any necessary adjustments following such assessment. Proactive credit remediation by the primary insurer can help secure rights and remedies, which mitigate losses in the event of default.
      We, like other reinsurers, rely heavily in both our facultative and treaty-based business on the surveillance activities of the primary insurers to provide us with updated information on the performance of the transactions in our reinsured portfolio. The surveillance information provided to us by the primary insurers is supplemented by our own independent evaluations of the analysis and underlying performance data provided by the ceding primary with regard to watch list transactions and verification (where possible) of ratings information provided by the primary insurers on large exposures and on transactions where significant discrepancies are evident between a ceding primary’s internal rating and the reported ratings of Standard & Poor’s or Moody’s.
      We also conduct on-site due diligence reviews of the companies with whom we have treaty arrangements, which include:

•	discussions with our underwriting and risk management personnel to determine if there have been any changes in underwriting approach or emphasis;

•	reviews of individual underwriting, surveillance and legal files for selected treaty transactions to determine whether cessions conform with treaty eligibility criteria and to ensure that the primary insurer’s underwriting approach and implementation are consistent with our own risk tolerance;

•	reviews of watch list transactions to determine the propriety and prognosis of the credits placed on the watch list and any case reserves that may have been established; and

•	reviews of controls over ceded reinsurance reporting.
      In addition, we also review rating agency releases and other publicly available information on the credits reinsured by us to further refine our loss estimation and reserving process.
      Our investment portfolio is managed by the professional asset management firm, MBIA Capital, a wholly-owned subsidiary of one of our shareholders. Our investment policies are designed to require the portfolio to be managed in a manner that preserves principal, provides long term predictable growth while maximizing income, meets statutory requirements, provides adequate liquidity to meet claims and other cash needs and maintains high credit quality. Our operating guidelines specify eligible investments and establish a portfolio duration target, high liquidity, minimum credit ratings, single risk limits, diversification and asset allocation standards. Our finance personnel review our portfolio monthly for compliance with investment policies and procedures; and the investment committee of our board of directors meets with our portfolio managers periodically to review investment activity and results, compliance with investment guidelines, as well as to review and update investment policy and strategy in light of business developments.

      Quantitative and Qualitative Information about Market Risk. Market risk represents the potential for losses that may result from changes in the value of a financial instrument as a result of changes in market conditions. The primary market risks that would impact the value of our financial instruments are interest rate risk and credit spread risk. An estimation of potential losses arising from adverse changes in market conditions is a key element in managing market risk. Senior finance personnel are responsible for risk measurement and monitoring procedures which include periodic analyses of shifts in the yield curve and changes in credit spreads. The valuation results from these analyses could differ materially from amounts that would actually be realized in the market.
      Changes in interest rates may adversely affect the value of fixed income investment securities. The following table summarizes the estimated change in fair value (based primarily on the valuation models discussed above) on the net balance of our investment securities, assuming immediate changes in interest rates at specified levels at September 30, 2005:

		Estimated
	Estimated Net	(Decrease)/Increase
Change in Interest Rates	Fair Value	in Net Fair Value

	(Dollars in millions)
300 basis point rise	$399.3	$(61.3)
200 basis point rise	418.1	(42.5)
100 basis point rise	438.7	(21.9)
Base scenario	460.6	—
100 basis point decline	480.7	20.1
200 basis point decline	497.4	36.8
300 basis point decline	516.4	55.8
      Financial instruments that may be adversely affected by changes in credit spreads include our outstanding exposure to structured credit derivative contracts. The primary insurer enters into these types of contracts, which require the insurer to make payments upon the occurrence of certain defined credit events relating to underlying obligations. If credit spreads relating to the underlying obligations change, the market value of the related structured credit derivative changes accordingly. Changes in credit spreads are generally caused by changes in the market’s perception of the credit quality of the underlying obligations. As credit spreads change, we experience unrealized or mark-to-market gains or losses on credit derivative contracts reinsured by us. However, as the primary insurer generally structures its contracts with first loss protection from various financial institutions, the price volatility of these instruments is reduced and our risk of loss is mitigated. We estimate the potential impact of credit spread changes on the value of our contracts and the following table summarizes the estimated changes in the fair value of our portfolio assuming immediate changes in credit spreads at specified levels at September 30, 2005:

	Estimated Net	Estimated
Change in Credit Spreads	Fair Value	Gain/(Loss)

75 basis point narrowing	$351,140	$294,453
50 basis point narrowing	252,989	196,302
25 basis point narrowing	154,838	98,151
Base scenario	56,686	—
25 basis point widening	(41,465)	(98,151)
50 basis point widening	(139,616)	(196,302)
75 basis point widening	(237,767)	(294,453)
      Liquidity Risk. Liquidity risk relates to the possible inability to satisfy contractual obligations when due. This risk is most present in financial guarantee contracts reinsured by us in that we are required to make loss payments to primary insurers in the event they pay losses as a result of defaults in their ceded insured obligations. We manage our liquidity risk by analysis of projected cash flows and by maintaining a minimum level of cash and short-term investments which are at all times sufficient to fulfill our contractual obligations, and by maintaining a highly liquid investment portfolio.
      Legal Risk. Legal risks include uncertainty with respect to the enforceability of rights under our contractual agreements and with respect to the enforceability of rights under the financial guaranty policies which we reinsure. We seek to remove or minimize such uncertainties through consultation with internal and external legal advisers to analyze and understand the nature of legal risk, to improve documentation and to understand transaction structure.
New Accounting Pronouncements
      In January and February of 2005, the SEC discussed with financial guaranty industry participants the diversity in practice with respect to their accounting policies for loss reserves. In June 2005, the FASB added a project to its agenda to consider the accounting by financial guaranty insurers for claims liability recognition, premium recognition and deferred acquisition costs. The proposed and final documents are expected to be issued in 2006. When the FASB or the SEC reaches a conclusion on this issue, we and the rest of the financial guaranty industry may be required to change some aspects of our loss reserving policies and the potential changes could extend to premium and expense recognition. We cannot predict how the FASB or the SEC will resolve this issue and the resulting impact on our financial statements. Until the issue is resolved, we intend to continue to apply our existing policy with respect to the establishment of both case and general reserves. We anticipate that the FASB will conclude its project during 2006.
      In December 2004, the FASB issued a revision of FASB Statement No. 123, Accounting for Stock Based Compensation. Under FAS 123(R), companies will be required to expense the fair vale of employee stock options and other forms of stock-based compensation and to provide associated financial statement disclosures. We currently account for stock-based compensation under APB 25 and do not generally recognize compensation expense for stock-based compensation. For non-public companies, FAS 123(R) is effective for annual reporting periods beginning after December 15, 2005. We will apply this statement prospectively to new awards and to awards modified, repurchased, or cancelled after the effective date. We are currently evaluating the new standard and completing our assessment of the impact of FAS 123(R) and pending completion of that activity we are unable to estimate the effect of adoption on our results of operations and financial condition.
      In January 2003, the FASB, issued FASB Interpretation No. 46, “Consolidation of Variable Interest Entities,” or FIN 46, as an interpretation of Accounting Research Bulletin No. 51, “Consolidated Financial Statements.” FIN 46 addresses consolidation of variable interest entities, or VIEs, by business enterprises. An entity is considered a VIE subject to consolidation if the equity investment at risk is not sufficient to permit the entity to finance its activities without additional subordinated financial support or if the equity investors lack one of three characteristics of a controlling financial interest. First, the equity investors lack the ability to make decisions about the entity’s activities through voting rights or similar rights. Second, they do not bear the obligation to absorb the expected losses of the entity if they occur. Lastly, they do not claim the right to receive expected returns of the entity if they occur, which are the compensation for the risk of absorbing the expected losses. FIN 46 requires that VIEs be consolidated by the entity that maintains the majority of the risks and rewards of ownership. This interpretation applies immediately to VIEs created after January 31, 2003 and to VIEs in which an enterprise obtains an interest after that date. The adoption of FIN 46 did not have a material impact on our financial statements.
      In December 2003, the FASB revised FIN 46 with FASB Interpretation No. 46R, which we refer to as FIN 46R. The primary objectives of FIN 46R are to provide guidance on the identification of entities for which control is achieved through means other than through voting rights (which we refer to as VIEs) and how to determine when and which business enterprise (which we refer to as the primary beneficiary) should consolidate the VIE. In addition, FIN 46R requires both the primary beneficiary and all other enterprises with a significant variable interest in a VIE to make additional disclosures. We have determined that we are not a primary beneficiary nor do we have a significant variable interest in a VIE.

INDUSTRY OVERVIEW
Financial Guaranty Insurance
      RAM Re is a reinsurer of primary companies that issue financial guaranty insurance policies. Financial guaranty insurance provides an unconditional and irrevocable guarantee that protects the holder of a financial obligation against non-payment of principal and interest when due. Financial guaranty insurance may be issued at inception of the insured obligations or may be issued in the secondary market, mainly to institutional holders of such obligations. Both issuers and investors may benefit from financial guaranty insurance. Issuers benefit when the insurance has the effect of lowering an issuer’s cost of borrowing because the insurance premium is less than the value of the spread between the yield on the obligation with insurance and the yield on the obligation without insurance. Financial guaranty insurance also increases the marketability of obligations issued by infrequent or unknown issuers or obligations with complex structures. Investors benefit from increased liquidity in the secondary market, reduced exposure to price volatility caused by changes in the credit quality of the underlying insured issue, and added protection against loss in the event of the obligor’s default on its obligation.
      Unlike most other forms of insurance, financial guarantees are underwritten to a remote-loss standard, meaning that risks are insured only if an insurer expects that no loss will occur during the term of the policy. If an issuer of an insured obligation cannot make the scheduled debt service payment, the primary financial guarantor would assume this responsibility as and when due. Payment by the financial guarantor does not extinguish the underlying obligation of the issuer of an insured obligation and such payments are recoverable from the issuer, if the issuer resumes debt service payments. If the issuer does not resume such payments or becomes insolvent, the financial guarantor may not be able to recover the payments it has made. The financial guarantor is subrogated to the rights of the holders of the insured obligations and would, in the event of payment under the policy, have rights in the underlying collateral, if any.
      Our customers are the seven primary monoline financial guaranty insurers, who we refer to as the primary insurers. The four largest primary insurers are MBIA, FSA, FGIC, and Ambac, who comprise the majority of the financial guaranty industry’s capitalization and insurance in force. Other primary insurers include CIFG, XLCA and Assured Guaranty, who compete directly with the four major primary insurers.
      The global bond insurance market is frequently categorized into two main sectors, Public Finance and Structured Finance, divided geographically between the United States and International. The table below sets forth the growth in adjusted gross written premiums by key business sector for the four major primary insurers (Ambac, MBIA, FGIC and FSA) who collectively accounted for over 85% of the total adjusted gross written premiums in 2004:

	As of December 31,

Adjusted Gross Written Premiums(1),(2)	2004	2003	2002	2001	2000

	(Dollars in millions)
Public Finance
United States	$1,763	$2,066	$1,704	$1,173	$827
International	524	767	393	402	111

Subtotal	2,287	2,833	2,097	1,575	938
Structured Finance
United States	994	961	977	951	759
International	431	481	482	362	333

Subtotal	1,425	1,442	1,459	1,313	1,092

Total	$3,712	$4,275	$3,556	$2,888	$2,030

(1)	A non-GAAP measure of business production commonly used by analysts and rating agencies, defined as the sum of upfront and present value of estimated installment premiums to be collected, related to business written in the current period.

(2)	Data from Standard & Poor’s Bond Insurance Book 2005 and individual primary operating supplements.
      As indicated in the table above, after growing in excess of 32% on an annual basis between 2002 and 2003, the primary insurers’ adjusted written premiums declined by approximately 13% in 2004. Adjusted gross written premiums experienced modest growth for the first nine months of 2005. We believe the decline in 2004 was the result of the cyclical narrowing of interest rate spreads between insured and uninsured obligations (reflecting reduced investor concern about credit) following heightened concern in 2002 when corporate credit defaults reached historically unprecedented levels. We believe that business growth in 2005 has been modest because of the tight credit spread environment.
      Against this market backdrop, increased competition from the relatively recent market entrants such as Channel Reinsurance Ltd., or Channel Re, and BluePoint Re Limited, or BluePoint Re, and the decision by one of the major primary insurers to expand its strategy to include insuring additional sectors in both the public and structured finance product lines, has caused premium rates to decline since 2002-2003. Management believes that premium rates have stabilized in many of the product lines that we reinsure.
      By some measures, the primary insurance industry is currently in an excess capital position caused by growth in capital following several years of robust business and earnings growth and the slower growth in business volume since 2003. Standard & Poor’s estimates that the new issue volume insured by the “AAA”-rated primary insurers in 2004 would have required a capital position $1 billion lower than the capital employed at year end 2004, based on the average relationship between par written to capital employed between 1998 and 2003. The strength of the capital position of primaries relative to their insured portfolios is believed to be a significant factor influencing their decisions to cede or retain insured business.

United States Public Finance Obligations
      Public finance obligations consist primarily of debt obligations issued by or on behalf of states or other governmental entities or their political subdivisions (counties, cities, towns and villages, utility districts, public housing and transportation authorities) and other public and quasi-public entities (including public universities and not-for-profit hospitals, and non-U.S. sovereigns and their political subdivisions), private universities and hospitals and investor-owned utilities. These obligations generally are supported by the taxing authority of the issuer, or the issuer’s or underlying obligor’s ability to collect fees or assessments for certain projects or public services.

United States Structured Finance
      Structured finance obligations are generally backed by pools of assets such as residential mortgage loans, consumer or trade receivables, securities or other assets having a specified cash flow or market value which are generally held by a special purpose issuing entity. Structured finance obligations include funded and synthetic transactions. Funded structured finance obligations are typically payable from cash flow generated by a pool of assets and take the form of either “pass-through” obligations, which represent interests in the related assets, or “pay-through” obligations, which generally are debt obligations collateralized by the related assets. Synthetic structured finance transactions are typically credit default swap contracts in which one party sells credit protection on a reference obligation (generally a fixed-income obligation) in return for a premium payment from another party. As part of our financial guaranty reinsurance business, we reinsure financial guaranty policies issued by primary insurers that guaranty the obligations of their subsidiaries, who act as the credit protection sellers under these credit derivative contracts. These contracts require primary insurers’ subsidiaries to make payments upon the occurrence of certain defined credit events relating to the underlying reference obligation.

International
      Over the past five years, the primary insurers have significantly increased their non-U.S. business. These activities have occurred primarily in Western Europe, Australia, Canada, Japan and South Korea, and have focused primarily on (i) asset-backed securities similar to those insured by them in the U.S., (ii) public/private partnership transactions modeled after the U.K. Private Finance Initiative, and (iii) investor-owned utilities, in areas where the regulatory framework is supportive of that industry.
Financial Guaranty Reinsurance
      Monoline financial guaranty reinsurers provide reinsurance capacity to the primary financial guaranty companies. When a primary company cedes a portion of a particular transaction to a reinsurer, that reinsurer becomes obligated to pay its proportionate share of any losses should the reinsured transaction default. The primary insurers use such reinsurance for a variety of reasons, including to increase their capacity to write business, assist in meeting applicable regulatory and rating agency requirements, in particular those applying to single risk and risk concentration limits, manage single risks and risk aggregations among servicers on asset backed transactions as well as for broader risk management purposes (such as addressing sector or geographic concentrations).
      Under the terms of a reinsurance agreement, a reinsurer agrees to indemnify the primary insurer against part or all of the loss which a primary insurer may incur under a policy which it has issued. In the event of a loss, the reinsurer pays its share of the loss upon receipt of notice from the primary insurer. If there is a dispute regarding the reinsurer’s liability, the dispute is resolved following payment. This practice is generally different than other types of reinsurance, where the reinsurer pays its portion of the loss following its investigation and confirmation of its liability.
      Reinsurance agreements take two major forms, “treaty” and “facultative.” Treaty reinsurance requires the primary insurer to cede, and the reinsurer to assume, specific obligations underwritten by the primary insurer over a period of time, typically one year. Facultative reinsurance is the reinsurance of specific obligations and is subject to separate negotiation for each cession.
      Customers choose financial guaranty reinsurers based upon several factors, including overall financial strength, financial strength ratings by the major rating agencies, single risk capacity, level of service quality and in some cases whether or not the reinsurer competes with the primary company. Maintaining strong financial strength ratings increases the capital benefit that reinsurers provide to their customers and increases the demand and the pricing for their capacity. See “Business — Competition in the Financial Guaranty Reinsurance Market.”
      The size and growth of the financial guaranty reinsurance market depends on the size of the primary insurance market and the percentage of aggregate risk that the primary insurers cede to the reinsurers. The ceded percentage can vary due to:

•	the availability of capacity from qualified reinsurers, as determined by the primary insurers;

•	regulatory, rating agency and other external risk retention limitations imposed on the primary insurers;

•	the credit given to primary insurers by their regulators and rating agencies for assumed reinsurance;

•	the price and availability of substitute highly-rated capital markets facilities and facilities provided by highly-rated banks; and risk management practices of the primary insurers.

      The table below sets forth management’s estimate of business ceded by the “AAA”-rated primary insurers for the periods indicated:

	Nine Months
	Ended	Year Ended December 31,
	September 30,
Ceded Business(1)	2005	2004	2003	2002	2001	2000

	(Dollars in millions)
Ceded Par	$43,125	$51,560	$46,030	$70,760	$54,120	$45,730

(1)	Data from Standard & Poor’s Bond Insurance Book 2005 and individual primary operating supplements. The data has been adjusted for recaptured reinsurance cessions relating to the cancellation of certain reinsurance contracts and estimates of cession volume for primary insurers with affiliated reinsurance companies.
      The reinsurance market experienced solid growth in ceded par and premium, largely attributable to the growth in the primary market and the increase in available capacity provided by multiline insurance companies, over several years until 2002. However, deteriorating market conditions, including adverse selection which resulted in reinsurers’ portfolios taking on marginally greater risk than those of the primary insurers, ultimately led Standard & Poor’s to place many of the reinsurance providers on negative credit watch. The reinsurance market then underwent significant restructuring beginning when two significant reinsurance providers, AXA Re and American Re exited the market. Par ceded by the primary insurers, in turn, declined significantly that year. MBIA, one of the four major primary insurers, invested in RAM Re in 2003. In early 2004, MBIA and several institutional investors formed Channel Re as a dedicated “AAA” reinsurer to the founding primary insurer. Channel Re assumed a portfolio of business that had been recaptured from reinsurers whose ratings had been downgraded. In November 2004, a new monoline financial guaranty reinsurer, BluePoint Re was formed and this reinsurer also assumed exposures that had been recaptured from reinsurers that had been downgraded and are no longer active in the financial guaranty reinsurance business. BluePoint Re is rated “AA” by Standard & Poor’s. Finally, during this period, Assured Guaranty Corp. and Radian Assurance, two of the largest financial guaranty reinsurance companies, announced their intention to prioritize their primary insurance strategies over reinsurance activities. Par ceded volume by the primary insurers recovered in 2004, following the increase in capacity provided by Channel Re, BluePoint Re and RAM Re and increased again for the nine months ended September 30, 2005, but has not returned to 2002 levels.

BUSINESS
Our Company
      We were founded in 1998 as a Bermuda-based provider of financial guaranty reinsurance and conduct substantially all of our operations through our wholly-owned subsidiary, RAM Re. We are one of only three reinsurers dedicated solely to the financial guaranty market. Among reinsurers, we are the only company rated “AAA” by Standard & Poor’s that is focused solely on providing financial guaranty reinsurance to third parties.
Overview of Our Business
      We provide financial guaranty reinsurance for public finance and structured finance obligations, covering risks in both the United States and international markets. We believe our business is characterized by low loss experience and relatively predictable and stable earned premiums. We have low loss experience because we operate in an industry in which financial guaranty insurance is underwritten to a remote-loss standard. We have relatively predictable earned premiums because our business model allows us to build a large unearned premium reserve that is gradually earned as revenue over a relatively long time period that for some exposures can extend to 20 years or more. Our business model is predicated on specialization, in that our financial resources are dedicated exclusively to the financial guaranty reinsurance business. We do not use our capital to compete with our customers in the primary market. Key factors supporting our business model include: we are focused on the well-established municipal bond and asset securitization markets, we underwrite reinsurance that is believed to have a remote risk of loss, and we derive a significant percentage of revenues from net investment income on high-quality investments. We believe that our customer-focused strategy and our demonstrated successes, as well as the limited number of highly-rated competitors, provide us with a competitive advantage that will allow us to continue to grow our business.
      In order to continue growing, we believe we need to maintain strong financial strength ratings, which maximizes the value of our reinsurance products by providing our customers with a significant amount of capital credit from rating agencies. In order to offer greater reinsurance capacity and increased single risk capacity to our customers, we have raised capital twice since we began operations.
      With our focused business strategy, we have improved our operating results over time. Our new business production (gross written premiums) has increased at a compound annual growth rate of nearly 33% from 2000 through year-end 2004, and has grown over 15% for the nine months ended on September 30, 2005 over the comparable 2004 period. Our unearned premium reserve has increased from $45.6 million at year-end 2000 to $140.0 million at year-end 2004, representing a 32% compound annual growth rate, and was $163.8 million as of September 30, 2005.
      We believe the historic success of our business can be measured by our growth relative to the primary industry as well as our market share growth, as indicated in the following tables showing net written premiums by us and by the “AAA”-rated primary insurers, and the par value of business ceded by the “AAA”-rated primary insurers and the par value of business assumed by us.

	Nine Months Ended
	September 30,		Year Ended December 31,

Net Premiums Written(1)	2005	2004	2004	2003	2002	2001	2000

	Dollars in millions
RAM Re	$55.2	$48.2	$66.1	$67.9	$36.2	$26.5	$21.3
Change from prior period	15%	n/a	(3)%	88%	37%	24%	n/a
AAA Primary Insurers	$2,229.2	$2,296.8	$3,102.0	$3,113.6	$2,346.8	$1,860.2	$1,232.8
Change from prior period	(3)%	n/a	0%	33%	26%	51%	n/a

(1)	Net premiums written and gross premiums written are identical for RAM Re.

(2)	Data from Standard & Poor’s Bond Insurance Book 2005 and individual primary company operating supplements.
      Since 2000, we have grown net written premiums each year but one (2003) and at an annual rate of 32.7% through 2004 while the “AAA” primary market has grown at an annual rate of 25.9%. We increased net written premiums by 87.6% in 2003 even though the gross par ceded by the “AAA”-rated primary insurers declined by more than 35.0%. Through the nine months ended September 30, 2005 we increased our net premiums written by almost 15% over the comparable period in 2004, while the AAA-rate primary insurers as a group experienced flat growth.

	Nine Months
	Ended	Year Ended December 31,
	September 30,
Industry Ceded Business(1)	2005(2)	2004	2003	2002	2001	2000

	(Dollars in billions)
AAA Gross Par Ceded	$43.1	$51.6	$46.0	$70.8	$54.1	$45.7
RAM Re Assumed Par	7.0	8.1	6.2	4.7	4.0	3.0
RAM Market Share	16.2%	15.6%	13.4%	6.7%	7.4%	6.5%

(1)	Data from Standard & Poor’s Bond Insurance Book 2005 and individual primary operating supplements. The data has been adjusted for recaptured reinsurance cessions relating to the cancellation of certain reinsurance contracts and estimates of cession volume for primary insurers with affiliated reinsurance companies. RAM Re assumed par is based on a one quarter reporting lag.

(2)	Gross par ceded by Assured Guaranty Corp. for nine months ended September 30, 2005 is an estimate based on 2004 ceded percentage. RAM Re assumed par is based on a one quarter reporting lag.
      After raising capital in 2003, we have significantly increased our market share. The capital raise helped increase market share because it expanded our underwriting capacity. We estimate that our market share in 2004 represented approximately 15.6% of the total par ceded. For the nine months ended September 30, 2005, we estimate that market share has continued to grow modestly.
Our Competitive Strengths
      We believe certain characteristics distinguish us from our competitors and provide opportunities for growth, including:

•	Strong Financial Strength Ratings. Our operating subsidiary, RAM Re, has financial strength ratings of “AAA” from Standard & Poor’s and “Aa3” from Moody’s. We believe these ratings are highly attractive relative to other non-“AAA”-rated reinsurance sources and provide important capital benefits to primary insurers. By ceding business to a highly-rated reinsurer, primary insurers are able to reduce the amount of capital that is required of them by the rating agencies and are able to increase their profitability.

•	Unique Business Model. We are currently the only “AAA”-rated financial guaranty reinsurer focused solely on providing financial guaranty reinsurance to third parties. By providing dedicated reinsurance capacity, we believe we have established a leading market presence in the sector. As a result, we have increased par outstanding by a compound annual growth rate of 22.4% since 2000 through year-end 2004. In the future, we believe we will continue to be a unique and important reinsurance partner for primary insurers in the financial guaranty market.

•	Capacity for Operating Efficiencies. We have decreased our operating expense ratio from 33.1% in 2000 to 29.9% for the nine months ended September 30, 2005. In the future, we believe we can continue to enhance our operating margins by continuing to increase our revenue base without significantly increasing our infrastructure and staffing. We expect to increase revenues without materially increasing operating expenses because we do not expect an increase in revenues to require a commensurate increase in employee headcount.

•	Focused Treaty-based Business Mix. For the nine months ended September 30, 2005, approximately 85% of our gross written premiums were sourced from treaty business that was derived from three ceding companies with whom we have had treaties in place for more than four years. Our emphasis on treaties represents a stable source of business that can be conducted efficiently by our skilled and experienced employees and that reinforces our relationships with key primary insurers in the financial guaranty market.

•	Experienced Management Team. Our management team has an average of 11.5 years of experience in the financial guaranty industry. Additionally, our management has broad experience in the industry, with most having previously worked for the primary insurers in the financial guaranty industry.

•	Bermuda Domicile. As a Bermuda company, we are not subject currently to corporate income tax. We believe that our Bermuda domicile provides advantages over our non-Bermuda domiciled competitors that are subject to corporate income tax.

Our Business Strategy
      Our corporate objective is to build shareholder value by increasing shareholders’ equity through stable and high-quality earnings growth. We intend to achieve this objective with the following strategies:

•	Maintaining our Financial Strength Ratings. We intend to underwrite business and invest our portfolio in a manner consistent with maintaining our current ratings in order to maximize the benefits of our reinsurance products for our customers. We believe financial strength ratings are an important factor in establishing our competitive position in the financial guaranty reinsurance market.

•	Achieving Attractive Risk-Adjusted Returns on Capital. We strive to maintain an efficient capital base and to use a disciplined underwriting approach to achieve high, risk-adjusted returns on capital and to promote optimal diversification. We pursue return and diversification targets by limiting product line exposure under our treaties, by adding specific issuers, product lines and countries to treaty exclusion lists and by selecting facultative transactions on a risk-adjusted profitability basis. In addition, we promote diversification by offering reinsurance to all “AAA”-rated primary insurers and by providing reinsurance for all major product lines.

•	Enhancing Operating Margins. We intend to continue to grow our treaty-based revenue without significantly increasing our infrastructure and staffing, which we believe will reduce our expense ratio over time. We believe treaty-based revenues will continue to provide efficient growth opportunities because we do not expect an increase in treaty-based revenues to require a commensurate increase in employee headcount.

•	Expanding Market Share. We plan to continue to increase our share of existing treaties, establish new treaties and selectively increase our facultative underwriting for the “AAA”-rated primary insurers in order to selectively expand our market share.

•	Managing Risk of our Investment Portfolio. We plan to continue to manage invested assets with the goal of preserving principal while providing a stable stream of investment income and controlling market risk. We intend to achieve this by maintaining the duration of our assets within a prescribed target range, maintaining an average credit rating of at least “Aa2/ AA” for our investments, and seeking appropriate diversification within the portfolio.

Our Product Lines
      Financial guaranty primary and reinsurance exposures are often grouped into two broad categories, Public Finance and Structured Finance, divided geographically between the United States and International. The following table sets forth par outstanding by product line geographically for RAM Re compared to the “AAA” insurers’ weighted average. Beginning in 2005, we began reporting exposure data at a one quarter lag, as is consistent with practices of other financial guaranty reinsurers, because we receive detailed exposure data from primary insurers generally 45 days following the end of a quarter.

	Gross Par Outstanding of RAM Re as of				Industry Average
					as of(1)
					December 31,
	September 30, 2005		December 31, 2004		2004

Worldwide Financial Guaranty	Volume	%(2)	Volume	%(2)	%(2)

	(Dollars in millions)
Public Finance
United States	$15,049	56.4	$13,342	60.2	60.8
International	1,912	7.2	1,609	7.3	3.2

Subtotal	16,961	63.5	14,951	67.5	64.1
Structured Finance
United States	6,546	24.5	4,667	21.1	24.5
International(3)	3,195	12.0	2,536	11.4	11.4

Subtotal	9,741	36.5	7,203	32.5	35.9

Total	$26,702	100.0	$22,154	100.0	100.0

(1)	Source: Standard & Poor’s Bond Insurance Book, 2005.

(2)	Par volume expressed as a percentage of total par in-force. Due to rounding, the numbers in the above table may not add up to the total percentages reflected above.

(3)	Includes Standard & Poor’s “Other” International category.

Public Finance Reinsurance
      In 2004 and in 2003, in the public finance sector we reinsured net par of $3.7 billion and $3.1 billion, respectively, and reported $45.2 million and $52.2 million of gross written premiums, respectively. Through September 30, 2005, we reinsured net par of $3.1 billion and reported $36.7 million of gross premium written. Substantially all of the transactions in the public finance sector are investment grade. Our market opportunity is a function of the total insured public finance issuance and the amount of business ceded by the primary companies.
      We reinsure a number of different sectors of public finance obligations, which include:

•	General Obligations: Transactions in this sector are primarily backed by the full faith and credit of state and local governments. Also included in this sector are lease obligations of state and local governments.

•	Utilities: Transactions in this sector are typically secured by a pledge of revenues from the operations of municipal-owned water, sewer or electric utilities.

•	Tax-backed Obligations: Transactions in this sector are primarily secured by sales, gas, motor vehicle registration and other miscellaneous excise taxes.

•	Hospitals: Transactions in this sector are backed by the revenues of either stand-alone hospitals or healthcare systems and are also frequently secured by mortgages on the assets of such entities.

•	Transportation: Transactions in this sector are secured by airport revenues, parking fees, highway tolls and port charges.

•	Colleges and Universities: Transactions in this sector are secured by the general obligation pledge of a college or university, by student fees or by the revenues of a particular segment of an educational institution’s operations.

•	Investor-Owned Utilities: Transactions in this sector comprise the debt obligations of IOUs in the United States with the majority comprised of electric utilities. The majority of our exposure in this sector is either to secured debt or debt subject to negative pledge covenants.

•	Other: This category represents transactions secured by miscellaneous state or local government revenues.

•	International: Our international public finance sector includes obligations of sovereigns and sub-sovereigns (such as Canadian provinces) as well as project finance transactions financed via public/private partnerships, typically patterned after the U.K. Private Finance Initiative. This sector also includes non-U.S. IOUs.
      The following table sets forth our worldwide public finance par outstanding by obligor type, as of the dates indicated:

	Gross Par Outstanding of RAM Re as of

	September 30,		December 31,		Industry Average as of(1)
	2005		2004		December 31, 2004

Worldwide Public Finance	Volume	%(2)	Volume	%(2)	%(2)

	(Dollars in millions)
United States:
General Obligations	$5,316	19.9	$4,738	21.4	21.5
Utility	2,646	9.9	2,486	11.2	10.1
Tax-backed Obligations	1,769	6.6	1,482	6.7	8.3
Hospitals	1,743	6.5	1,510	6.8	4.6
Transportation	2,316	8.7	2,096	9.5	5.4
Colleges & Universities	318	1.2	232	1.0	3.1
Investor-Owned Utilities	513	1.9	441	2.0	1.6
Other	429	1.6	358	1.6	6.3
International	1,912	7.2	1,609	7.3	3.2

Total	$16,961	63.5	$14,951	67.5	64.1

(1)	Source: Standard & Poor’s Bond Insurance Book, 2005.

(2)	Par volume expressed as percentage of total par in-force.

Structured Finance Reinsurance
      In 2004 and in 2003, in the structured finance sector we reinsured net par of $4.4 billion and $3.1 billion, respectively, and reported $20.9 million and $15.7 million of gross written premiums, respectively. Through September 30, 2005 we reinsured net par of $3.9 billion and reported $18.5 million of gross premiums written. We reinsure a number of different sectors of structured finance obligations, including:

•	Mortgage-Backed Securities: Transactions in the mortgage-backed securities sector include transactions secured by first priority prime and sub-prime mortgage loans, and manufactured housing transactions.

•	Home Equity Loan: Transactions in this sector are secured by both prime and sub-prime home equity loans.

•	Auto Loan: The majority of our auto loan portfolio is composed of transactions secured by sub-prime and non-prime auto loans.

•	Other Consumer Asset-Backed Securities: This sector of other consumer asset-backed securities, or ABS, includes transactions secured by credit card receivables and student loans.

•	Commercial Asset-Backed Securities: The largest component of this sector are collateralized debt obligations, with the sector also including transactions secured by equipment leases, small business loans and other securitizations of corporate assets.

•	Bank/ Financial Institutions and Other Corporate: The majority of our exposure in this sector is guarantees on short-term bank deposits of investment grade banks. In addition, we have a small amount of insurance company and broker/ dealer exposures that are in run-off.
      The following table sets forth our worldwide structured finance par outstanding by obligor type, as of the dates indicated:

	Gross Par Outstanding of RAM Re as of

					Industry Average
	September 30,		December 31,		as of(1)
	2005		2004		December 31, 2004

Worldwide Structured Finance	Volume	%(2)	Volume	%(2)	%(2)

	(Dollars in millions)
Mortgage-Backed Securities	$466	1.7	$684	3.1	5.2
Home Equity Loan	1,702	6.4	1,047	4.7	3.4
Auto Loan	716	2.7	449	2.0	1.8
Other Consumer ABS	473	1.8	531	2.4	1.8
Commercial ABS	2,919	10.9	1,867	8.4	6.8
Bank/ Financial Inst and Other Corporate	270	1.0	89	0.4	5.5
International(3)	3,195	12.0	2,536	11.4	11.4

Total	$9,741	36.5	$7,203	32.5	35.9

(1)	Source: Standard & Poor’s Bond Insurance Book, 2005.

(2)	Par volume expressed as percentage of total par in-force.

(3)	Includes Standard & Poor’s “Other” International category.

Reinsurance Portfolio

Portfolio by Underwriting Rating
      We enter into treaties and provide facultative reinsurance for only those securities that we consider to be investment grade credit quality. The following table sets forth our in-force portfolio of reinsurance as of September 30, 2005, based on par value, by underwriting rating assigned by RAM Re:

	Gross Par
	Outstanding as of
	September 30, 2005

Ratings Distribution(1)	Volume	%

	(Dollars in
	millions)
AAA	$4,605	17.2
AA	6,773	25.4
A	9,633	36.1
BBB	5,360	20.1
Below investment grade	330	1.2

Total	$26,702	100.0

(1)	Based upon the underlying ratings of the securities as assigned by RAM Re, and taking into consideration ratings assigned by Moody’s, Standard & Poor’s and the primary insurer, as provided to us by the primary insurer. Due to rounding, the numbers in the above table may not add up to the total percentages or amounts reflected above.

Portfolio by Geographic Distribution
      We believe that we maintain a geographically balanced portfolio. As of September 30, 2005, our largest state concentration, California, represented less than 8% of our portfolio. In addition, most structured finance transactions are, by nature, geographically diversified. With respect to non-U.S. transactions, our underwriting guidelines currently limit concentration to a maximum of 25% of the total portfolio.
      The following table sets forth our in force portfolio of reinsurance as September 30, 2005, based on par value, by geographic distribution:

	Gross Par
	Outstanding as of

	September 30, 2005

Geography	Volume	%

	(Dollars in
	millions)
United States
California	$1,987	7.4
New York	1,471	5.5
Florida	1,091	4.1
Texas	965	3.6
Illinois	918	3.4
Other states	8,237	30.8
Multi-State	6,926	25.9
International	5,107	19.1

Total	$26,702	100.0

Due to rounding, the numbers in the above table may not add up to the total percentages reflected above.

Portfolio by Type of Reinsurance
      We primarily write treaty reinsurance agreements that require our customer to cede, and us to assume, specific obligations underwritten by our customer over a period of time, typically one year. The following table sets forth our reinsurance business written, based on par value by type (facultative versus treaty) for the periods indicated:

	Nine Months Ending	For the Year Ended December 31,

Gross Par Written	September 30, 2005	2004	2003	2002	2001	2000

	(Dollars in millions)
Transaction Type Public Finance
Facultative	$524	$446	$218	$429	$668	$558
Treaty	2,587	3,205	2,884	1,903	1,634	924

Total	$3,111	$3,652	$3,102	$2,333	$2,302	$1,482
% Treaty	83.2%	87.8%	93.0%	81.6%	71.0%	62.3%
Structured Finance
Facultative	$543	$891	$259	$296	$518	$975
Treaty	3,317	3,518	2,803	2,115	1,170	509

Total	$3,860	$4,409	$3,062	$2,412	$1,688	$1,484
% Treaty	85.9%	79.8%	91.5%	87.7%	69.3%	34.2%
All Transactions
Facultative	1,067	1,337	477	726	1,186	1,533
Treaty	5,904	6,723	5,687	4,019	2,805	1,433

Total	$6,971	$8,061	$6,164	$4,745	$3,991	$2,965
% Treaty	84.7%	83.4%	92.3%	84.7%	70.3%	48.3%

Pricing
      Ceding Commissions. We pay ceding commissions to the primary insurers for ceded business. Commission rates paid to the same primary insurer may vary by sector and may vary for treaty or facultative business. In 2003 ceding commission rates declined materially when our “AAA” ratings were reaffirmed by Standard & Poor’s and remained stable. Ceding commission rates remained stable in 2004 and through September 30, 2005.
      Premium Rates and Capital Charges. Premium rates on reinsured policies are set by the major primary insurers. Under our treaties we are obligated to accept ceded business under terms, including premium rates, already established by the primary insurer. On facultative business where we have the ability to accept or reject the reinsurance submissions we focus on measuring premium rates on a risk-adjusted basis. Accordingly, when evaluating premiums as a component of our profitability, we compare the average level of our premiums to our average capital charges.
Risk Management
      Our risk management objective is to obtain a high quality and diverse portfolio while maximizing risk- adjusted returns. Our strategy is to assemble a portfolio of obligations which is comparable in composition (sectors and bond types) to the “AAA”-rated primary companies. Accordingly, we consider all types of investment grade public finance and structured finance securities for reinsurance, as well as limited types of corporate obligations (primarily obligations of secured investor-owned utilities and short-term bank deposits). We concentrate on selecting those credit sectors and obligations that we believe are fundamentally sound and that provide the most potential for profitability from within the total pool of available obligations in compliance with our underwriting and pricing guidelines, rather than limiting reinsurance activity to specific types of obligations. In addition, we focus on those primary insurers which, in our opinion, adhere to stringent underwriting guidelines and which, with one exception, are rated “AAA” and “Aaa” by Standard & Poor’s and Moody’s, respectively. We seek to avoid any substantial concentration of exposure by specific type of bond, geographic area, issuer or maturity.

Underwriting
      Overview. We maintain conservative underwriting standards both in terms of the types of risks we reinsure as well as the risk limits that we have established. Our reinsurance is underwritten to a remote-loss standard, which means that at the time a policy on any particular transaction is issued (and when we reinsure it), no losses are expected for the entire term of the policy. In addition to our own views on the quality of the risks we assume, such investment grade quality standard is independently established by Moody’s and Standard & Poor’s for the overwhelming majority of the transactions reinsured. In rare instances, the investment grade standard may only be available from one of these two rating agencies or, if the primary insurer deems the credit to be of high investment grade, from neither rating agency.
      Our underwriting process is organized to provide multiple levels of credit review and approval. Prior to assuming reinsurance exposures from any new primary insurer, we will review the operations of the primary insurer to determine adherence by the primary to a remote-loss underwriting standard. Our underwriting guidelines are based on those aspects of credit quality that we deem important for the category of bond being considered for reinsurance. In addition, our underwriting guidelines take into consideration primary insurer and rating agency criteria established for the category. Such guidelines are updated periodically as appropriate to reflect changes in risk profiles, additional knowledge obtained and changes in the structure of the transactions being reinsured. Our underwriting is performed by a team of experienced analysts. The process that is in place provides that all treaties and facultative transactions are approved by the underwriting committee. In addition, all treaties are approved by our board of directors.
      Single Risk Limits. We seek to limit our exposures to single risks based upon an evaluation of the relative level of risk present in the particular reinsured transaction. Our single risk guidelines therefore apply to the type of transaction being ceded as well as to a transaction’s uninsured rating.
      We base our single risk guidelines for public finance transactions on Standard & Poor’s limits, with the highest limits for the lowest risk product lines, such as general obligation bonds and water and sewer transactions.
      For structured finance transactions our single risk guidelines are based upon the Standard & Poor’s capital charge and credit gap methodology, with such capital charges and related credit gaps being further adjusted for bond sector and underlying transaction rating. Our application of that methodology for structured finance transactions, however, typically results in our having retentions that are significantly below the figures that the Standard & Poor’s methodology would allow without adjustment. In addition to limiting single risks for structured finance transactions, we also seek to limit our aggregate risk to particular originators/ servicers. We do this by aggregating our total exposure to originators/ servicers and discounting this aggregate exposure by an assumed correlation factor. The result of this calculation is then compared to an aggregate originator/ servicer risk limit that is sensitive to the ceded transactions’ underlying ratings.
      The majority of our transactions are reinsured through treaty cessions which do not permit the scaling down of a particular cession based upon a transaction’s underlying rating. To mitigate the risk that we would exceed our single risk limits (which are scaled based on uninsured rating), we establish lower single risk cession limits in each treaty. We also use our ability to exclude in our treaties further cessions of a particular obligation once we have determined that we are approaching our single-risk guideline limit for that particular single risk. The fact that the majority of our business is ceded through treaties that are not ratings-sensitive in their ceding methodology, however, can sometimes result in treaty cessions that exceed our ratings-sensitive single risk guidelines in certain sectors. Furthermore, our single risk limits are applied on a “when ceded” basis, so our exposure to a particular single risk could exceed our guidelines as a result of a subsequent downgrade.

      To manage our exposure to risks in large public finance transactions, we maintain a retrocessional facility with a reinsurer under which we are able to cede certain public finance risks that exceed our internal single risk limits subject to limits by risk categories. As of September 30, 2005, we have not retroceded any of our business under this retrocessional facility.

Treaty
      During the process of entering into a treaty, our participation percentage in that treaty is negotiated. After the treaty is entered into, all transactions that meet the treaty’s inclusion parameters are automatically ceded (according to that participation percentage) to us. Individual transactions that are “treaty eligible” may not be rejected by us for so long as the reinsurance treaty is in place, other than by adding specific transactions or classes of transactions to the treaty exclusion list, which is typically done for exposure management. As a result, we have limited ability to control the individual obligations ceded to us.
      The treaties that we enter into generally have a one-year term and are typically renewed annually by the primary insurers, usually with only minor changes being made to their terms. In addition, the business ceded by each primary insurer during the prior year via the reinsurance treaty is evaluated to examine the attractiveness of the business that was ceded through the particular treaty. Pricing, capital charges, risk levels, ratings, product line and geographic location of the obligations are among the parameters we consider. Based upon that review and evaluation, we will decide whether or not to seek changes in the treaty structure as well as the level of participation in the treaty that is desired for the upcoming year.
      As of September 30, 2005, we had quota share reinsurance treaties in place with three primary insurers (Ambac, FSA and MBIA).

Facultative
      We also reinsure facultative transactions with each of our treaty customers, other “AAA”-rated primary insurers and, on occasion, with other financial guaranty reinsurance companies. Similar to our treaty reinsurance business, our facultative transactions are assumed by us on a proportional or quota share basis under which our customers retain a portion of the risk. Unlike treaty reinsurance, however, each facultative transaction is individually evaluated. The nature and extent of that evaluation depends upon the transaction’s product line, size, underlying credit ratings and whether or not it is a repeat transaction that has been reviewed in the past. In all instances, the primary insurer will have provided us with its own internal underwriting report that assesses the creditworthiness of the transaction, provides pricing and capital charge information and proposes any recommendations regarding changes in the transaction terms that the primary insurer is seeking prior to offering to insure it. For more complex transactions the underlying transaction documents, feasibility studies, database search results and rating agency reports are also provided as applicable.
      In addition to evaluating the particular transaction for creditworthiness and appropriate pricing, we also evaluate the extent to which participating in a particular facultative transaction will assist in attaining our diversification objectives. On occasion, otherwise acceptable transactions are not reinsured because they would be detrimental to those diversification objectives.

Surveillance Process
      Our underwriters and risk management staff perform periodic reviews of our reinsured portfolio in order to ensure continued compliance with our general risk diversification guidelines, which include limits on bond sector, originator/ servicer and geographic concentrations. In addition, during these reviews our portfolio profile is also compared to those of our competitors and to the ceding primary companies to verify that our underwriting standards are effectively maintaining the credit quality of our portfolio compared to the industry as a whole. Surveillance reviews are also used to identify trends or issues in particular industries or sectors that may serve to alter or limit our reinsurance activities in those sectors.

      In terms of reviews on individual transactions, we rely heavily upon the substantial surveillance activities of the primary insurers, and supplement these reviews with rating agency and general market information. Each of the primary insurers maintains a watch list for credits that have been identified as requiring greater than the usual level of ongoing scrutiny and/or intervention. The primary insurer is required to notify us when any transaction it has reinsured has been placed on such a watch list.

Watch List
      We maintain our own watch list, typically with only minor differences from the watch lists of the primary insurers. The purpose of our watch list is to identify those transactions requiring increased monitoring. Transactions on our watch list are divided into four categories. Category 1 includes transactions for which performance of the issue or that of an issuance participant is sufficiently below expectations that increased monitoring is required; however, the risk of loss remains remote. Category 2 transactions include those for which performance of an issue or that of an issuance participant is sufficiently below expectations that increased monitoring is required and remedial intervention by the primary insurer is either planned or already in progress. If performance has deteriorated to the point where concerns about the issuer’s continued ability to meet debt service requirements on a timely basis are substantial, such transaction would be classified as a Category 3 transaction. Category 4 transactions include those for which claims or loss adjustment expense payments are likely. Designation of a transaction as Category 4 generally coincides with the establishment of a case basis loss reserve.
      As of September 30, 2005, our watch list consisted of 125 credits, comprising aggregate par amount outstanding of $338.8 million. The number and par amount of the credits in each category is shown in the table below:

	Number of	Par as of(1)
	Transactions on
	Watch List as of	September 30,	December 31,
Watch List	September 30, 2005	2005	2004	Change in Par

		(Dollars in millions)
ABS & Non-IOU Corporate
Category 1	39	$72.4	$160.2	$(87.8)	-54.8%
Category 2	25	120.7	94.0	26.7	28.4%
Category 3	17	18.1	59.5	(41.4)	-69.6%
Category 4	26	61.6	41.7	19.9	47.7%

Subtotal	107	$272.8	$355.4	$(82.6)	-23.2%
Public Finance & IOU
Category 1	11	$18.2	$9.2	$9.0	97.8%
Category 2	3	30.0	30.7	(0.7)	-2.3%
Category 3	4	17.8	2.8	15.0	535.7%
Category 4	0	0	0	0	0%

Subtotal	18	$66.0	$42.7	$23.3	54.6%

Total Watch List	125	$338.8	$398.1	$(59.3)	-14.9%

(1)	Gross par outstanding.
      All of our Category 4 transactions as of September 30, 2005 were related to ABS transactions. Historical loss experience in the financial guaranty industry on ABS transactions indicates that losses on ABS transactions are typically low relative to the net par outstanding at the time of loss recognition. Each of the transactions in Category 4 has been examined individually to determine the likelihood, timing and severity of expected losses. Although there can be no assurance that actual experience will not vary from our loss expectation, our existing case reserves represent our best estimate of likely future losses on our Category 4 transactions, with such estimates updated quarterly. All of our current Category 4 transactions include losses that are estimable.

      The chart above does not include 23 obligations with net par outstanding of approximately $40 million that we are closely monitoring related to Hurricane Katrina. As of September 30, 2005, RAM Re has not recorded any portfolio reserves or case reserves for this event; and no case reserves have been reported to us by any of our primary insurer clients. In addition, only four claims have been paid, in the amount of $13,000, for which a full reimbursement has been received. Uncertainty exists with regard to both the probability of defaults occurring and the loss severities that will apply to any defaults that do occur. Our risk management staff is actively monitoring the specific obligations in coordination with the primary insurers and will continue to assess the impact of Hurricane Katrina on the credit quality of our portfolio.
      The chart above includes $127 million of our total $130 million of net par outstanding on EETCs as of September 30, 2005. Recent bankruptcies in the commercial airline industry present a threat to the ability and willingness of these carriers to continue to meet obligations due under EETCs. We are actively monitoring our EETC exposure. Since there is significant uncertainty regarding the ability of certain obligors to meet their obligations, RAM Re could incur a loss.
Losses and Reserves
      Our liability for losses and loss adjustment expenses consists of case basis reserves and an unallocated or general reserve.
      Case basis reserves are established based on primary insurer reports and internal review and evaluation of obligations that either have already defaulted or have a high probability of default. Case basis reserves are established based on the present value of the expected ultimate losses and loss adjustment expense that we expect to pay less estimated recoveries. Our current case basis reserves consist of the estimatable losses on our Category 4 transactions. We maintain an unallocated or general reserve based on the unallocated reserve amounts established by primary insurers for their portfolios and the relative size and credit risk of our in-force portfolio, taking into account the rating agencies’ views of credit quality, as well as management judgment. General reserves include our estimate of highly probable losses on our Category 4 transactions that cannot be estimated currently.
      Problem credits are identified initially by the primary insurers at least on a quarterly basis. Our risk management staff uses this input to identify and assess the status of individual credits. Quarterly, the management committee formally reviews case and general reserves. The committee establishes reserves that it believes are adequate to cover the present value of the ultimate liability for losses and loss adjustment expenses. These reserves are necessarily based on estimates and may vary materially from actual results. Adjustments based on actual loss experience will be recorded in the periods in which they become known.
      As of September 30, 2005, our losses and loss expense reserves were $12.3 million compared to total reserves of $15.5 million at December 31, 2004 and $13.8 million as of December 31, 2003. The following table sets forth the balances for the previous three years of losses and loss expense reserves, including case basis reserves and general reserves:

	As of	As of December 31,
	September 30,
Losses and Loss Expense Reserves	2005	2004	2003	2002

	(Dollars in thousands)
Case Reserves	$2,312	$5,149	$2,967	$2,261
Unallocated/ General Loss Reserves	9,962	10,343	10,854	8,140

Total	$12,274	$15,492	$13,821	$10,401

Ratings
      As of the date of this prospectus, RAM Re has been assigned a “AAA” (Extremely Strong) rating from Standard & Poor’s and a “Aa3” (Excellent) rating from Moody’s. Both ratings are stable.

      The major rating agencies have developed and published rating guidelines for rating financial guaranty reinsurers. The financial strength ratings assigned by the rating agencies are based upon factors relevant to primary insurers, and are not directed toward the protection of investors in our common shares. The rating criteria used by the rating agencies in establishing these ratings include consideration of the sufficiency of capital resources to meet projected growth (as well as access to such additional capital as may be necessary to continue to meet applicable capital adequacy standards), our overall financial strength, and demonstrated management expertise in financial guaranty and traditional reinsurance, credit analysis, systems development and investment operations. These ratings reflect only the views of the respective rating agencies and are not recommendations to buy, sell or hold securities, and are subject to revision or withdrawal at any time.
      The ratings agencies will grant credit against a primary insurer’s capital requirements and single risk limits for insurance ceded to a reinsurer in an amount that is a function of the financial strength rating of the reinsurer. The rating agencies currently allow the greatest credit to a primary insurer’s capital requirements and single risk limits for reinsurance ceded to a monoline reinsurer with a financial strength rating of “AAA.” We have a financial strength rating of “AAA” from Standard & Poor’s. For example, Standard & Poor’s has established the following reinsurance credit for business ceded to a monoline reinsurer:

	Monoline Reinsurer Rating

Primary Insurer Rating	AAA	AA	A	BBB

AAA	100%	70%	50%	no credit
AA	100%	75%	70%	50%
A	100%	80%	75%	70%
      In 2003, Standard & Poor’s re-examined its methodology for the determination of credit for reinsurance ceded to a multiline reinsurer. In the course of their examination, Standard & Poor’s considered the effect of having both monoline and multiline companies in the industry, determining that multiline reinsurers had not demonstrated sufficient commitment to participation in the industry and occasionally handle claims for financial guaranty reinsurance as they would claims in their other business lines. Standard & Poor’s therefore determined that no rating agency reinsurance credit would be accorded cessions to multiline reinsurance companies that had not demonstrated their willingness and ability to make timely payment, which willingness and ability is measured by a financial enhancement rating, or FER, from Standard & Poor’s. FERs are assigned by Standard & Poor’s to multiline insurers requesting the rating who meet stringent criteria identifying our capacity and willingness to pay claims on a timely basis. Standard & Poor’s has established the following reinsurance credit for business ceded to a multiline reinsurer carrying an FER.

	Multiline Reinsurer Rating

Primary Insurer Rating	AAA	AA	A	BBB

AAA	95%	65%	45%	no credit
AA	95%	70%	65%	45%
A	95%	75%	70%	65%
Investments
      Our investment objectives are to ensure our financial strength and stability while providing long term predictable growth and optimizing income. Our investment objectives include preservation of principal, maintaining a high quality, liquid investment portfolio within a prescribed duration range, and achieving stable net investment income. As of September 30, 2005, the duration of our portfolio is 4.23 years and the weighted portfolio credit quality is an “Aaa” rating by Moody’s.
      Our invested assets are managed by the professional asset management firm, MBIA Capital, a wholly-owned subsidiary of one of our shareholders, whose investment decisions are constrained by investment policy and guidelines developed by RAM Re and adopted by our board of directors. Our investment portfolio consists of fixed maturities and short-term investments. The investment services agreement between us and the asset manager may be terminated by either party without cause upon 30 days’ prior written notice. The portfolio is reported at fair value based upon quoted market prices provided by either independent pricing services or, when such prices are not available, by reference to broker or underwriter bid indications.
      The following table summarizes our investment portfolio by security type:

	As of September 30, 2005

Fixed Income Securities	Book Yield	Amortized Cost	Fair Value

Agencies	3.8%	$67,069,651	$66,060,403
U.S. government obligations	4.1%	37,507,736	37,158,540
Corporate debt securities	4.5%	130,880,989	130,354,640
Municipal securities	7.1%	11,727,815	12,702,741
Mortgage and asset-backed securities	4.8%	217,518,664	215,474,909

Total	4.6%	$464,704,855	$461,751,233

      The following table summarizes our investment portfolio by ratings:

As of
September 30,
Rating Profile(1)	2005

AAA(2)	73.0%
AA	13.0%
A	13.0%
Cash	1.0%

Total	100%

(1)	Ratings represent Standard & Poor’s classifications. If unavailable, Moody’s ratings are used.

(2)	Includes U.S. Treasury and agency obligations, which comprised approximately 22.0% of the investment portfolio as of September 30, 2005 and December 31, 2004.
      The following table summarizes our investment portfolio by maturity category:

	As of December 31, 2004

Fixed Income Securities	Amortized Cost	Fair Value

Less than one year	$—	$—
Due after one year through five years	182,156,316	181,709,468
Due after five years through ten years	60,387,309	60,519,395
Due after ten years	159,575,942	162,677,235

Total	$402,119,567	$404,906,098

Competition in the Financial Guaranty Reinsurance Market
      Primary financial guaranty companies choose reinsurance providers based upon several factors, including overall financial strength, financial strength ratings by the major rating agencies, single risk capacity, level of service quality and in some cases whether or not the reinsurer competes with the primary company. We are currently among the smallest of the financial guaranty reinsurers as measured by equity capital, but are the only “AAA”-rated financial guaranty insurance company with dedicated capacity that does business with third parties.
      Our competitors include Assured Guaranty Re, XL Financial Assurance, Channel Re, BluePoint Re, Radian Assurance, as well as several multiline insurance companies. We also compete directly and indirectly with certain credit default swaps and other alternative transaction structures that may be a more attractive alternative to traditional financial guaranty reinsurance. In addition, issuers may choose to divide large transactions among several primary insurers reducing or eliminating the need for reinsurance. Primary insurers may also choose to reinsure transactions with other primary insurers directly also reducing or eliminating the need for reinsurance.
Employees and Property
      As of December 31, 2005, we had 15 employees. All of our employees are employed by us or RAM Re. See “Risk Factors — Risks Related to Our Company — We could be adversely affected by the loss of one or more principal employees or by an inability to attract and retain staff.”
      We maintain our executive office at RAM Re House, 46 Reid Street, Hamilton HM 12 Bermuda. Pursuant to a Lease Agreement, dated January 1, 2005, we lease the third floor and penthouse of this premises from Field Real Estate (Holdings) Limited. The term of the lease is three years, starting January 1, 2005. The basic rent is $21,420 per month payable monthly in advance on the first day of each month, plus a monthly maintenance service charge.
Legal Proceedings
      We are not currently involved in any material legal proceedings.

REGULATION
Bermuda
      As a holding company, we are not subject to Bermuda insurance regulations. The Bermuda Insurance Act, which regulates the insurance business of RAM Re, provides that no person shall carry on an insurance business in or from within Bermuda unless registered as an insurer under the Bermuda Insurance Act by the BMA. Under the Bermuda Insurance Act insurance business includes reinsurance. The BMA, in deciding whether to grant registration, has broad discretion to act as it believes is in the public interest. The BMA is required by the Bermuda Insurance Act to determine whether the applicant is a fit and proper body to be engaged in the insurance business and, in particular, whether it has, or has available to it, adequate knowledge and expertise. The registration of an applicant as an insurer is subject to its complying with the terms of its registration and such other conditions as the BMA may impose at any time.
      An Insurance Advisory Committee appointed by the Bermuda Minister of Finance advises the BMA on matters connected with the discharge of the BMA’s functions, and subcommittees thereof supervise and review the law and practice of insurance in Bermuda, including reviews of accounting and administrative procedures.
      The Bermuda Insurance Act imposes on Bermuda insurance companies solvency and liquidity standards, as well as auditing and reporting requirements. The day-to-day supervision of insurers is the responsibility of the BMA. The Bermuda Insurance Act also grants to the BMA powers to supervise, investigate and intervene in the affairs of insurance companies. Certain significant aspects of the Bermuda insurance regulatory framework are set forth below:
      Classification of Insurers. The Bermuda Insurance Act distinguishes between insurers carrying on long-term business and insurers carrying on general business. There are four classifications of insurers carrying on general business, with Class 4 insurers subject to the strictest regulation and Class 3 insurers subject to the next strictest regulation. RAM Re is registered as a Class 3 insurer and is regulated as such under the Bermuda Insurance Act.
      Cancellation of Insurer’s Registration. The BMA, on certain grounds specified in the Bermuda Insurance Act, may cancel an insurer’s registration. Failure of the insurer to comply with its obligations under the Bermuda Insurance Act or, if the BMA believes that the insurer has not been carrying on business in accordance with sound insurance principles, would be such grounds.
      Principal Representative. An insurer is required to maintain a principal office in Bermuda and to appoint and maintain a principal representative in Bermuda. For the purpose of the Bermuda Insurance Act, the principal office of RAM Re is at RAM Re House, 46 Reid Street, Hamilton HM12 Bermuda, and Vernon Endo is the principal representative of RAM Re. Without a reason acceptable to the BMA, an insurer may not terminate the appointment of its principal representative, and the principal representative may not cease to act as such unless 30 days’ notice in writing to the BMA is given of the intention to do so. It is the duty of the principal representative to immediately notify the BMA and to make a written report to the BMA within 14 days where the principal representative believes there is a likelihood of the insurer (for which the principal representative acts) becoming insolvent or where a reportable “event” has, to the principal representative’s knowledge, occurred or believed to have occurred. Examples of such a reportable “event” include failure by the insurer to comply substantially with a condition imposed upon the insurer by the BMA relating to a solvency margin or a liquidity or other ratio, or the insurer’s ceasing to carry on insurance business in or from within Bermuda. The written report must set out all the particulars of the case that are available to the principal representative.
      Independent Approved Auditor. Every registered insurer must appoint an independent auditor who will annually audit and report on the statutory financial statements and the statutory financial return of the insurer. RAM Re’s statements, as a Class 3 insurer, must be filed annually with the BMA. The independent auditor of the insurer must be approved by the BMA and may be the same person or firm that audits the insurer’s financial statements and reports for presentation to its shareholders. Our independent auditor is PricewaterhouseCoopers (Bermuda).
      Loss Reserve Specialist. As a Class 3 insurer, RAM Re is required to submit an opinion of its approved loss reserve specialist with its statutory financial return in respect of its loss and loss expense provisions. The loss reserve specialist will normally be a qualified casualty actuary and must be approved by the BMA. Simon Lambert FIA MAAA is RAM Re’s loss reserve specialist and an employee of PricewaterhouseCoopers (Bermuda).
      Annual Statutory Financial Statements. An insurer must prepare annual statutory financial statements. The Bermuda Insurance Act prescribes rules for the preparation and substance of such statutory financial statements, which include, in statutory form, a balance sheet, income statement, a statement of capital and surplus and notes thereto. The insurer is required to give detailed information and analysis regarding premiums, claims, reinsurance and investments. The statutory financial statements are not prepared in accordance with U.S. GAAP. They are distinct from the financial statements prepared for presentation to the insurer’s shareholders under the Bermuda Companies Act, which may be prepared in accordance with U.S. GAAP. RAM Re is required to submit the annual statutory financial statements as part of its annual statutory financial return. The statutory financial statements and the statutory financial return do not form part of the public records maintained by the BMA or the Registrar of Companies of Bermuda.
      Annual Statutory Financial Return. RAM Re, as a Class 3 insurer, is required to file with the BMA a statutory financial return no later than four months after its financial year-end, unless specifically extended. The statutory financial return includes, among other matters, a report of the approved independent auditor on the statutory financial statements of the insurer, a general business solvency certificate, the statutory financial statements themselves and the opinion of the loss reserve specialist. The principal representative and at least two directors of the insurer must sign the return and the solvency certificate (certifying, among other matters, whether the minimum solvency margin has been met and the independent approved auditor is required to state whether in its opinion it was reasonable for the directors to so certify). Where an insurer’s accounts have been audited for any purpose other than compliance with the Bermuda Insurance Act, a statement to that effect must be filed with the statutory financial return.
      Minimum Solvency Margin and Restrictions on Dividends and Distributions. Under the Bermuda Insurance Act, the value of general business assets of a Class 3 insurer must exceed its general business liabilities by an amount greater than the prescribed minimum solvency margin, or the general business solvency margin.
      As a Class 3 insurer: (1) RAM Re is required to maintain the general business solvency margin being a minimum solvency margin equal to the greatest of: (A) $1,000,000; (B) 20% of net written premiums up to $6,000,000 plus 15% of net written premiums over $6,000,000; or (C) 15% of loss and other insurance reserves; (2) at any time RAM Re fails to meet its general business solvency margin it must, within 30 days after becoming aware of that failure or having reason to believe that such failure has occurred, file with the BMA a written report containing particulars of the circumstances leading to the failure and of the manner and time within which the insurer intends to rectify the failure; (3) RAM Re is prohibited from declaring or paying any dividends at any time it is in breach of its general business solvency margin or the required minimum liquidity ratio, or if the declaration or payment of such dividends would cause it to fail to meet such margin or ratio; (4) if RAM Re has failed to meet its minimum solvency margin or minimum liquidity ratio on the last day of any financial year, RAM Re will be prohibited, without the approval of the BMA, from declaring or paying any dividends during the next financial year; and (5) RAM Re is prohibited, without the prior approval of the BMA, from reducing by 15% or more its total statutory capital as set out in its previous year’s statutory financial statements. Total statutory capital includes paid-up share capital, and a redemption or repurchase of shares will be a reduction in total statutory capital.
      Minimum Liquidity Ratio. The Bermuda Insurance Act provides a minimum liquidity ratio for general business insurers. An insurer engaged in general business (as is the case for us) is required to maintain the value of its relevant assets at not less than 75% of the amount of its relevant liabilities. Relevant assets include, cash and time deposits, quoted investments, unquoted bonds and debentures, first liens on real estate, investment income due and accrued, accounts and premiums receivable, and reinsurance balances receivable. There are certain categories of assets, which, unless specifically permitted by the BMA, do not qualify as relevant assets, such as, unquoted equity securities, investments in and advances to affiliates, and real estate and collateral loans. The relevant liabilities are total general business insurance reserves and total other liabilities less deferred income tax and sundry liabilities (by interpretation, those not specifically defined).
      Supervision, Investigation and Intervention. The BMA may appoint an inspector with extensive powers to investigate the affairs of an insurer if the BMA believes that an investigation is required in the interest of the insurer’s policyholders or potential policyholders. In order to verify or supplement information otherwise provided to the BMA, the BMA may direct an insurer to produce documents or information relating to matters connected with the insurer’s business. If it appears to the BMA that there is a risk of the insurer becoming insolvent, or that it is in breach of the Bermuda Insurance Act or any conditions imposed upon its registration, the BMA may, among other things, direct the insurer (1) not to take on any new insurance business, (2) not to vary any insurance contract if the effect would be to increase the insurer’s liabilities, (3) not to make certain investments, (4) to realize certain investments, (5) to maintain in, or transfer to the custody of a specified bank, certain assets, and (6) not to declare or pay any dividends or other distributions or to restrict the making of such payments, and/or to limit its premium income.
      Disclosure of Information. In addition to powers under the Bermuda Insurance Act to investigate the affairs of an insurer, the BMA may require certain information from an insurer or certain other persons to be produced to the BMA. Further, the BMA has been given powers to assist other regulatory authorities with their investigations involving insurance and reinsurance companies in Bermuda, subject to restrictions. For example, the BMA must be satisfied that the assistance being requested is in connection with the discharge of regulatory responsibilities of the foreign regulatory authority. Further, the BMA must consider whether to cooperate is in the public interest. The grounds for disclosure are limited and the Bermuda Insurance Act provides sanctions for breach of the statutory duty of confidentiality.
      Certain Other Bermuda Law Considerations. We have been designated as non-resident for exchange control purposes by the BMA. We are required to obtain the prior permission of the BMA for the issuance and transfer of the common shares. It is expected that the BMA will give its consent for the issuance and transfer to persons not resident in Bermuda for exchange control purposes.
      We have been incorporated in Bermuda as an “exempted company.” Under Bermuda law, exempted companies are companies formed for the purpose of conducting business outside Bermuda from a principal place in Bermuda. As a result, they are exempt from Bermuda laws restricting the percentage of share capital that may be held by non-Bermudians, but they may not participate in certain business transactions, including (1) the acquisition or holding of land in Bermuda (except as may be required for their business and held by way of lease or tenancy for terms of not more than 50 years) without the express authorization of the Bermuda legislature, (2) the taking of mortgages on land in Bermuda to secure an amount in excess of BD$50,000 without the consent of the Bermuda Minister of Finance, (3) the acquisition of any bonds or debentures secured by any land in Bermuda, other than certain types of Bermuda government securities or (4) the carrying on of business of any kind in Bermuda, except in furtherance of their business carried on outside Bermuda or under license granted by the Minister of Finance. While an insurer is permitted to reinsure risks undertaken by any company incorporated in Bermuda and permitted to engage in the insurance and reinsurance business, generally it is not permitted without a special license granted by the Minister of Finance, to insure Bermuda domestic risks or risks of persons of, in or based in Bermuda. RAM Re does not have such a special license.
      We must comply with the provisions of the Bermuda Companies Act regulating the payment of dividends, and making distributions from contributed surplus, redemptions and repurchases of shares. A company shall not declare or pay a dividend, or make a distribution out of contributed surplus, if there are reasonable grounds for believing that: (a) the company is, or would after the payment be, unable to pay its liabilities as they become due; or (b) the realizable value of the company’s assets would thereby be less than the aggregate of its liabilities and its issued share capital and share premium accounts. Under the Bermuda Companies Act, when a Bermuda company issues shares at a premium (that is for a price above the par value), whether for cash or otherwise, a sum equal to the aggregate amount or value of the premium on those shares must be transferred to an account called “the share premium account”. The provisions of the Bermuda Companies Act relating to the reduction of the share capital of a company apply as if the share premium account were paid-up share capital of that company, except for certain matters such as premium arising on a particular class of shares which may be used in paying up unissued shares to be issued to shareholders as fully paid bonus shares. The paid-up share capital may not be reduced if on the date the reduction is to be effected there are reasonable grounds for believing that the company is, or after the reduction would be, unable to pay its liabilities as they become due. Similarly, no redemption or purchase by a company of its own shares may be effected if, on the date on which the purchase is to be effected, there are reasonable grounds for believing that the company is, or after the purchase would be, unable to pay its liabilities as they become due.
      Exempted companies, such as us, must comply with Bermuda resident representation provisions under the Bermuda Companies Act. Under Bermuda law, non-Bermudians (other than spouses of Bermudians, or holders of a permanent resident’s certificate, or holders of a working resident’s certificate) may not engage in any gainful occupation in Bermuda without an appropriate governmental work permit. A work permit may be granted or extended upon showing that, after proper public advertisement, no Bermudian (or spouse of a Bermudian, or holder of a permanent resident’s certificate, or holder of a working resident’s certificate) is available who meets the minimum standards reasonably required by the employer. The current policy of the Bermuda government is to place a six-year term limit on individuals with work permits, subject to certain exemptions for key employees. There are employee protection laws and social security laws in Bermuda that apply to our employees based in Bermuda.
Regulation Outside Bermuda
      RAM Re is registered as an insurer in Bermuda and permitted to write reinsurance. We are not admitted to conduct business in any jurisdiction in the United States, or in any other country.
      The insurance laws of each state of the United States and of many non-U.S. jurisdictions regulate the sale of insurance and reinsurance therein by alien insurers, such as us, which are not authorized or admitted to do business within such jurisdiction. We do not maintain an office, solicit business, advertise, settle claims or conduct other insurance activities in any jurisdiction other than Bermuda where the conduct of such activities would require that we be so authorized or admitted. We conduct our U.S. business in a manner similar to that employed by other non-admitted reinsurers that provide reinsurance to U.S. primary insurers. Moreover, we have developed operating guidelines to assist our personnel in conducting business in conformity with the laws of U.S. jurisdictions. Accordingly, we do not believe that our operations would result in any violation of the insurance laws of any U.S. or non-U.S. jurisdiction. There can be no assurance, however, that insurance regulators in the U.S. or elsewhere will not raise inquiries or challenges relating to our activities, or claim that we are subject to such jurisdiction’s licensing requirements, or that our location, regulatory status or restrictions on our activities resulting therefrom will not adversely affect our ability to conduct our business. In the event such inquiries or disputes arise, we may be required to consider various alternatives to our operations, including modifying or restricting the manner of conducting our business or, with respect to cessions by primary insurers in the U.S., applying to conduct business as an admitted or approved reinsurer, or establishing trust funds to secure our reinsurance performance. There can be no assurance that we would be able to comply with the various financial and other requirements necessary to operate on an admitted or approved basis. Having to comply with such requirements could materially and adversely affect our results of operations, whether directly or by subjecting us to U.S. taxation.
      An unlicensed reinsurer’s business operations may also be affected by regulatory requirements governing “credit for reinsurance” which are imposed on its primary insurers. Where a primary insurer has obtained reinsurance from a reinsurer that is licensed, accredited or approved by the jurisdiction or state in which a U.S. primary insurer files statutory financial statements, it is permitted to reflect in its statutory financial statement a credit in an aggregate amount equal to the liability for unearned premiums and loss reserves and LAE reserves ceded to the reinsurer. Although we are an unlicensed reinsurer for U.S. regulatory purposes and therefore are not licensed, accredited or approved by any U.S. jurisdiction or state, our U.S. primary insurers will generally be permitted a credit to their statutory financial statements for reinsurance provided by us where we provide a qualifying letter of credit, a deposit of assets in trust or other acceptable security arrangement and meet certain other financial and regulatory requirements. There can be no assurance that we will be able to make such arrangements or meet those requirements on terms and at costs that are acceptable. In addition, a U.S. primary insurer is required to establish and maintain a contingency reserve pursuant to the California, Connecticut, Florida, Iowa and New York insurance laws and to make contributions to its contingency reserve equal to the greater of 50% of written premiums for the relevant category of insurance or a percentage of the principal guaranteed or outstanding, depending upon the type of obligation. A U.S. primary insurer is permitted to reduce its contingency reserves by an amount of the contingency reserve that a reinsurer is required to establish and maintain pursuant to a reinsurance agreement between the parties.
      Recently, the insurance and reinsurance regulatory framework has been subject to increased scrutiny in many jurisdictions, including the United States and various states within the United States and elsewhere. It is not possible to predict the future impact of changing law or regulation on our operations. Such changes could have a material adverse effect on us or the insurance industry in general.
      In general, the Bermuda statutes and regulations applicable to us are less restrictive than those that would be applicable to us were we subject to the insurance laws of any state in the United States. We are unable to predict, however, what additional government regulations, if any, affecting our business may be promulgated in Bermuda in the future or how such regulations may be interpreted. Furthermore, no assurances can be given that if we were to become subject to any insurance laws of the United States or any state thereof or any other country at any time in the future, we would be in compliance with such laws.

MANAGEMENT
Directors and Executive Officers
      Set forth below are the names, ages and positions of our directors and members of management of RAM Re as of January 31, 2006.

Name	Age	Position(s)

Steven J. Tynan	51	Chairman of the Board of Directors
Vernon M. Endo	51	President and Chief Executive Officer and Director
Richard Lutenski	55	Chief Financial Officer
David K. Steel	48	Chief Risk Manager
Mary Ellen Pavlovsky	48	Managing Director for Asset-Backed Securities
James P. Gerry	44	Managing Director for Municipal & Infrastructure Finance
Marie L. Martineau	46	General Counsel and Secretary
Keith W. Abell	48	Director
Edward F. Bader	64	Director
Victor J. Bacigalupi	62	Director
David L. Boyle	58	Director
Daniel C. Lukas	34	Director
Michael J. Miller	38	Director
Arthur P. Slepian	50	Director
Steven S. Skalicky	57	Director
Dirk A. Stuurop	57	Director and Deputy Chairman of the Board of Directors
      Steven J. Tynan has been a Director since 1998 and has served as Chairman of the Board of Directors since 2001. Mr. Tynan co-founded High Ridge Capital LLC, a private equity firm that specializes in the insurance sector, in 1995 and has served as a member of the firm since that time. He has also been a member of Northaven Associates LLC, the General Partner of several financial services hedge funds, since 2005. In his capacity with High Ridge and Northaven, Mr. Tynan has served on the boards of numerous private insurance, reinsurance and related entities. Mr. Tynan also founded Constitution Partners LLC in 1987 and remains its Managing Member. Constitution Partners provides regulatory consulting services to Lloyd’s of London and a number of European reinsurance companies.
      Vernon M. Endo is the President and Chief Executive Officer and Director. Mr. Endo joined the Company in 2003 from GFGC LLC, a startup venture formed to establish a European-based financial guaranty company, where he was CEO and co-founder. Mr. Endo was a managing director and member of the corporate leadership team and board of directors at FGIC from 1991 to 2001. During his tenure at FGIC, he was responsible for various business segments including structured finance, bond insurance underwriting (including public finance and international), capital markets and new products. Between 1988 and 1991, Mr. Endo was also a managing director responsible for the mortgage finance unit and was later a member of the financial institutions group at Prudential Securities. He began his career at Citibank in 1976. He is Vice Chairman and a director of the Association of Financial Guaranty Insurers. Mr. Endo attended Williams College where he graduated with a B.A. in political science.
      Richard Lutenski, Chief Financial Officer, is primarily responsible for financial and investment management, information technology, banking relationships and capital planning policies, including financial reporting, budgets and forecasting, pricing, accounting practices and controls. Prior to joining RAM Re in 2004, he served as Chief Operating Officer for RISC Ventures LLC, a Boston-based firm engaged in the development of businesses involving the specification, modeling, structuring and placement of complex financial risk. For two years prior to that he was an independent consultant providing financial and risk management services to insurance and investment firms. Mr. Lutenski served as Executive Vice President and Chief Financial Officer of Enhance Financial Services Group, Inc., a company engaged in the financial guaranty reinsurance and direct financial guaranty business, as well as having significant interests in specialty finance businesses, from 1999 through the sale of that company in 2001. Prior to joining Enhance, he served five years as Managing Director and Chief Financial Officer of Crum & Forster Insurance Group and for five years preceding that as Chief Financial Officer of Amerisure Insurance Group. He has extensive experience in financial and investment management, planning, and strategic development and transactions. His early career includes serving in officer level positions with General Re and NAC Re, and as a senior insurance regulator in the State of Minnesota. Mr. Lutenski received his undergraduate degree from the University of Michigan and graduate degree from Michigan State University, where he also completed doctoral coursework and exams. He is a Chartered Financial Analyst and serves as is a director of PMA Capital Corporation.
      David K. Steel, Chief Risk Manager, is responsible for credit policy and approval, portfolio surveillance, risk reporting, loss reserving and treaty negotiations. Mr. Steel joined RAM Re in August 2005 from Hanover Capital Mortgage Holdings, Inc. where he was a Managing Director and Portfolio Manager. Prior to Hanover, Mr. Steel served as head of the Domestic Mortgage Insurance and Reinsurance business at ACE Capital Re, Inc. from 2002 to 2004. Prior to ACE, Mr. Steel worked at FGIC from 1990 to 2002 where he was a member of the corporate leadership team and headed the Mortgage-Backed Securities and Investments business. He began his career at Lehman Brothers in 1984. Mr. Steel holds an M.B.A. from the University of California, Los Angeles and a B.S. from California State University, Sacramento.
      Mary Ellen Pavlovsky, Managing Director, Structured & Asset-Backed Finance, is responsible for underwriting transactions involving asset-backed securities and other structured financings, as well as corporate, financial institution and sovereign risks. Prior to joining the Company in 1998, Ms. Pavlovsky served for three years as FGIC’s U.K. country manager, with responsibility for the insurance company’s London branch activities, which included credit enhancement of public infrastructure, asset-backed and other structured transactions. Before moving to London, Ms. Pavlovsky underwrote a broad range of insured transactions for FGIC in their New York office, including financial institutions and foreign country risks. She joined FGIC in New York in 1987, after eight years with the Federal Reserve Bank of Philadelphia, where her responsibilities included the supervision and regulation of foreign activities of numerous major U.S. banks, as well as analysis and review of bank international lending, investment and trading activity. Ms. Pavlovsky has a B.A. in economics and international relations from Brown University.
      James P. Gerry, Managing Director, Municipal & Infrastructure Finance, is responsible for underwriting in domestic and international public finance and investor owned utility transactions. He has worked for the Company since its inception in February 1998. Prior to joining the Company, Mr. Gerry was underwriting manager for MBIA’s southern region with responsibility for all analysis, underwriting and marketing of tax-backed deals in the southern U.S. Later, he also analyzed utility, transportation and higher-education bonds. Before joining MBIA, Mr. Gerry analyzed and underwrote all tax-backed and non-health care related revenue bonds originating in the western U.S. for Bond Investors Guaranty Insurance Company, which we refer to as BIG, in their San Francisco office. Previously at BIG, he specialized in the underwriting of utility, transportation and special revenue bonds for new and secondary market issues. Mr. Gerry attended Syracuse University where he received a B.A. in economics and political science and an M.P.A. from the Maxwell School of Public Affairs.
      Marie L. Martineau, General Counsel, has responsibility for overseeing all legal matters at the Company. She joined the Company in January 2004 from GFGC LLC, a startup venture formed to establish a European-based financial guaranty company, where she was General Counsel. Prior to that, Ms. Martineau worked for five years for Prudential Financial, Inc., as Vice President and Corporate Counsel for its Prudential Real Estate Investors, or PREI, division. In this capacity she was responsible for legal oversight for all of PREI’s international real estate investment activities. Before joining Prudential, she was a corporate partner at O’Melveny & Myers LLP, where she began her legal career in 1983.

During her tenure at O’Melveny & Myers, she worked on various types of public and private offerings with special emphasis on offerings of public finance and asset backed securities. Ms. Martineau has a J.D. from Boston University School of Law and a B.A. in humanities from Providence College. Ms. Martineau is scheduled to leave the Company in February 2006. A successor to Ms. Martineau as General Counsel has commenced employment, but the terms of such successor’s employment agreement have not been finalized.
      Keith W. Abell has been a director since 1998. He is Vice Chairman and Co-Founder of GSC Partners and Co-Chairman of Tishman Speyer GSC. He co-founded GSC Partners in 1994 and has served in a variety of senior management roles at GSC. He was previously a Managing Director of The Blackstone Group, based in Hong Kong and Tokyo from 1990-1994. Prior thereto, he worked at Goldman, Sachs & Co. from 1986-1990. Mr. Abell serves on the Board of Directors of the National Committee on United States-China Relations and the Board of Governors of The New School for Social Research and is a member of the Council on Foreign Relations. He serves as a director of Telex Communications Inc., Duke’s Place Holdings, Ltd., and China Interactive Media Group. Mr. Abell graduated with Honors from Brown University with a B.A. in 1979, and from The Wharton School with a M.B.A. in 1986, and from the University of Pennsylvania with a M.A. in International Studies in 1986.
      Edward F. Bader has been a director since 2004. Prior to that, he was a partner in the Insurance Services Practice of Arthur Andersen LLP with more than 37 years of experience in accounting and auditing concentrating in the insurance industry. He served as the head of Andersen’s World Wide Insurance Practice Group.
      Victor J. Bacigalupi has been a director since 1998. Mr. Bacigalupi has worked for PMI since 1996 and currently serves as Executive Vice President, Chief Administrative Officer, General Counsel and Secretary. He is a director of PMI’s U.S., European and Australian mortgage insurance subsidiaries. He is also a member of the Board of Regents of John F. Kennedy University in Pleasant Hill, California.
      David L. Boyle has been a director since August 2005. Mr. Boyle recently retired as Vice Chairman and Head of Portfolio Risk Management of Ambac Financial Group, Inc., and had served in many different capacities at Ambac for the last eight years. Mr. Boyle worked at Citibank, N.A. from 1974 to 1996, most recently as Managing Director of Worldwide Securities Services. He is the former chairman of the Association of Financial Guaranty Insurers and a member of the board of trustees of Wittenberg University.
      Daniel C. Lukas has been a director since 2004. Mr. Lukas is a Managing Director of GSC Partners, where he has been employed since 2003. He was previously with Thomas Weisel Partners, where he served as Vice President in the private equity and distressed debt funds. Prior to that he was with Consolidated Press Holdings Limited, the private investment vehicle of Kerry Packer in Sydney, Australia. Earlier, Mr. Lukas was at Hellman & Friedman after beginning his career at Goldman, Sachs & Co. He is also a director of Iron Age Corporation and Precision Partners, Inc. Mr. Lukas is a Phi Beta Kappa graduate of Dartmouth College.
      Michael J. Miller has been a director since 2002. Mr. Miller is currently a principal at CIVC Partners. Mr. Miller is a director of AF&L, Inc., and Partners Equity Capital Company LLC. Prior to joining CIVC in 1999, he worked in the Investment Banking Division at Merrill Lynch & Co., Inc. from 1996 through 1999. Mr. Miller received a B.S. in Business from Miami University and an M.B.A. from the J.L. Kellogg Graduate School of Management at Northwestern University.
      Steven S. Skalicky has been a director since 1998. Mr. Skalicky is Chief Financial Officer, Chief Accounting Officer and Executive Vice President of Transatlantic Reinsurance Co., and Transatlantic Holdings, Inc. He is a director of Transatlantic Reinsurance Co., Putnam Reinsurance Co. and TransRe Zurich.
      Arthur P. Slepian has been a director since 2003. Mr. Slepian is Senior Vice President and Managing Director, Financial Guaranty of PMI, and has served in many different capacities for PMI for the last 21 years. He is currently accountable for development and oversight of PMI’s strategic investments in the financial guaranty industry. He served from 2000 to 2002 as Vice President of Corporate Development in PMI’s International and Strategic Investments Group and prior to that directing the establishment of, and serving as Vice President/General Manager for, CMG Mortgage Insurance Company, or CMG, a joint venture that is now the leading provider of mortgage insurance to credit unions throughout the United States. Mr. Slepian continues to serve on the board of directors of CMG.
      Dirk A. Stuurop has been a director since 2004. Mr. Stuurop retired as Chairman Global Financial Institutions at Merrill Lynch where he worked from 1982 to 1999. Mr. Stuurop served as Chairman of Worldinsure Ltd., a privately owned provider of solutions to the Life Insurance Industry, from 2000 to 2002. He also served as Senior Executive Director to Banc of America Securities in 2003. He is a Director of Philadelphia Consolidated Holding Corp. (PHLY) where he is the Chairman of the Investment Committee and a member of the Nominating Committee.
Board of Directors
      There are currently eleven directors on the boards of RAM Holdings and RAM Re. The total number of directors who serve on the board at any given time is set at eleven, but this number may increase up to a maximum of fifteen board members, subject to the following exception: pursuant to the certificate of designation, preferences and rights, which sets forth the terms relating to RAM Re’s Class B preference shares, the size of the board may automatically be expanded by two members (subject to the consent of RAM Re’s shareholders) upon a failure by us to pay dividends to holders of RAM Re’s Class B preference shares for a period in excess of eighteen consecutive months. RAM Re does not currently have outstanding any Class B preference shares.
Board of Directors Committees
      We have an audit committee, a compensation committee and a nominating/governance committee, all of which consist exclusively of members who we believe would qualify as independent directors under the applicable requirements of the New York Stock Exchange.

Audit Committee
      The audit committee was established to assist the board of directors in its oversight of the integrity of our financial reporting process, the system of internal controls, the audit process, and the performance, qualification and independence of our independent auditors. We believe each member of the audit committee would be “independent” within the meaning of the rules of the New York Stock Exchange and has the attributes of an “audit committee financial expert” as defined by the SEC. Current members of the audit committee are: Edward F. Bader (chairman), Steven S. Skalicky and Dirk A. Stuurop.
      The duties and responsibilities of the audit committee are set forth in the committee’s charter, a copy of which has been filed as an exhibit to the registration statement of which this prospectus is a part, and include:

•	recommend, through the board, to the shareholders on their appointment and termination (subject to Bermuda law) of our independent auditors and actuaries;

•	review and approve the independent auditors’ proposed audit scope, approach, staffing and, subject to our shareholders authorizing our board of directors acting by the audit committee, fees;

•	pre-approve all audit and, unless applicable law permits otherwise, permitted non-audit services to be performed by the independent auditors;

•	meet regularly with the chief executive officer, the chief financial officer and the general counsel and the independent auditors in separate executive sessions;

•	review policies with respect to risk assessment and risk management;

•	review the adequacy of our internal control structure;

•	review any proposed public disclosures regarding an assessment or evaluation of our internal controls and procedures for financial reporting every quarter;

•	review our loss and loss expense reserves, including any reports of actuaries;

•	review and discuss with management and the independent auditors, our annual audited financial statements and Management’s Discussion and Analysis of Financial Condition and Results of Operations;

•	discuss with management our earnings press releases, including the use of “pro forma” or “adjusted” non-U.S. GAAP information, as well as financial information and earnings guidance provided to analysts and rating agencies;

•	discuss with management and the independent auditors significant financial reporting issues and judgments made in connection with the preparation of our financial statements, including any significant changes in our selection or application of accounting principles (which shall be communicated to the committee by our chief financial officer as soon as reasonably practicable), the selection and disclosure of critical accounting estimates, and the effect of alternative assumptions, estimates or accounting principles on our financial statements; and

•	review and approve procedures for the receipt, retention and treatment of complaints regarding accounting, internal accounting controls or auditing matters and for the confidential, anonymous submission by employees of concerns regarding questionable accounting or auditing matters.

Compensation Committee
      The compensation committee was established to discharge the board of directors’ responsibilities relating to compensation of our employees. We believe each member of the compensation committee would be “independent” within the meaning of the rules of the New York Stock Exchange. Current members of the compensation committee are: Keith W. Abell (chairman), Michael J. Miller and Arthur P. Slepian.
      The duties and responsibilities of the compensation committee are set forth in the committee’s charter, a copy of which has been filed as an exhibit to the registration statement of which this prospectus is a part, and include:

•	establish and oversee our executive compensation policies, including issues relating to pay and performance, targeted pay positioning (median, percentile etc.), comparison companies, pay mix, and stock ownership;

•	establish a formal evaluation process for and determine the compensation for the chief executive officer and as part of such process, to review and approve corporate goals and objectives relevant to chief executive officer compensation and evaluate the chief executive officer’s performance in light of those goals and objectives;

•	review recommendations regarding the compensation of our other senior officers and determine appropriate compensation levels, which review may, depending on the number of senior officers, be restricted to reviewing and approving the compensation of the senior officers who are the chief executive officer’s direct reports;

•	make recommendations to the board of directors with respect to new incentive and benefit plans, or amendments to any such existing plans, other than plans covering solely outside directors;

•	approve and ratify awards under incentive compensation and equity-based plans, including amendments to the awards made under any such plans;

•	consult with the chief executive officer on any decisions to retain or terminate any senior executive officer (except termination under exigent circumstances) and approve any retention or severance terms for the chief executive officer or any senior executive officer; and

•	oversee development and evaluation of succession planning for other key senior officers.

Nominating and Governance Committee
      The nominating and governance committee was established by the board of directors to assist the board of directors in (1) identifying individuals qualified to become board of directors members, and recommending to the board of directors director nominees for the next annual general meeting of shareholders or to fill vacancies; and (2) developing and recommending to the board of directors appropriate corporate governance guidelines. We believe each member of the nominating and governance committee would be “independent” within the meaning of the rules of the New York Stock Exchange. Current members of the nominating and governance committee are: Dirk A. Stuurop (chairman), Victor J. Bacigalupi and Daniel C. Lukas.
      The duties and responsibilities of the nominating and governance committee are set forth in the committee’s charter, a copy of which has been filed as an exhibit to the registration statement of which this prospectus is a part, and include:

•	develop qualification criteria for board of directors members, and actively seek, interview and screen individuals qualified to become board of directors members for recommendation to the board of directors in accordance with our Corporate Governance Guidelines;

•	recommend to the board of directors potential nominees to the board of directors, and the renomination of incumbent directors as appropriate;

•	consider potential nominees recommended by shareholders;

•	review the compensation of directors and make recommendations to the board of directors on any recommended changes;

•	review the directors who are members (including qualifications and requirements), structure (including authority to delegate) and performance, of committees of the board of directors (including reporting to the board of directors), and make recommendations to the board of directors, as appropriate;

•	review the qualification of directors as “independent” within the meaning of SEC and New York Stock Exchange rules;

•	prepare and assist the board of directors and each committee thereof in its self-evaluation to determine whether the board of directors and such committees are functioning effectively;

•	serve in an advisory capacity to the board of directors and Chairman of the board of directors on matters of our organizational and governance structure and the conduct of the board of directors;

•	review and reassess the adequacy of our Corporate Governance Guidelines and recommend any proposed changes thereto; and

•	receive comments from all directors and report to the board of directors with an assessment of the board of directors’ performance.
Director Compensation
      As of the date of this prospectus, we have three directors that are not affiliated with or employed by a current institutional shareholder. Each such “unaffiliated director,” currently Edward F. Bader, Dirk A. Stuurop and David L. Boyle, receives $30,000 per year. Unaffiliated directors also receive $1,500 per board meeting attended and $800 per committee (on which such unaffiliated director serves as a member) meeting attended. Unaffiliated directors also receive $1,500 for each committee meeting attended as the chair of that committee. In addition, the audit committee chair receives $10,000 per year. Each unaffiliated director received an award of 1,000 stock options upon his appointment to the board and is eligible for annual grants of 200 stock options if he remains on the board. The annual stock option awards are generally made at the third quarter board meeting each year. These stock option awards will be adjusted pro rata based on the      for 1 subdivision of our common shares and the issuance of bonus shares to be effective immediately prior to the closing of this offering, and based on any future subdivision of our shares. Each stock option award vests quarterly over a three year period. Directors who are employed by a shareholder or by us do not receive compensation for their service as directors, except for the chairman of the board who receives $150,000 per year for his services as chair. We reimburse all directors for their reasonable travel and related expenses in connection with attending board and committee meetings.
Executive Compensation
      The following table sets forth the compensation earned during the years indicated by our executive officers as of December 31, 2005. All information set forth in this table reflects compensation earned by the named individuals for services with us.
Summary Compensation Table

						Long Term
	Annual Compensation					Compensation
						Awards
					Other Annual	Underlying	All Other
Name and Principal Position	Year	Salary(1)	Bonus		Compensation(2)	Options/SARs	Compensation(3)

Vernon M. Endo	2005	$350,000	$	*	$301,964	—	$73,500
President and Chief	2004	350,000		385,000	323,308	—	40,789
Executive Officer	2003	57,885		57,885	68,224	25,000	5,833
Richard Lutenski(4)	2005	300,000		*	177,132	—	50,000
Chief Financial Officer	2004	188,077		200,000	159,471	12,000	18,710
David K. Steel(5)	2005	114,231		*	124,599	11,500	11,458
Chief Risk Manager
Mary Ellen Pavlovsky	2005	287,432		*	183,344	—	50,000
Managing Director for	2004	269,500		269,500	169,034	—	70,612
Asset-Backed Securities	2003	275,337		331,450	170,022	—	50,675
James P. Gerry	2005	225,000		*	175,002	—	45,000
Managing Director for	2004	225,000		225,000	172,962	—	51,765
Municipal & Infrastructure	2003	230,654		247,500	171,115	—	44,825
Finance
Marie L. Martineau(6)	2005	250,000		*	177,112	—	48,500
General Counsel	2004	$243,269		239,100	179,791	6,000	24,261

*	Not yet determined.

(1)	The numbers presented reflect earned salary.

(2)	Other Annual Compensation for the year 2005 includes: (i) housing allowance paid to Mr. Endo in the amount of $216,000; (ii) housing allowance paid to Mr. Lutenski in the amount of $120,000; (iii) housing allowance paid to Mr. Steel in the amount of $49,486; (iv) housing allowance paid to Ms. Pavlovsky in the amount of $130,118; (v) housing allowance paid to Mr. Gerry in the amount of $122,000; and (vi) housing allowance paid to Ms. Martineau in the amount of $120,000. Other Annual Compensation for the year 2004 includes: (i) housing allowance paid to Mr. Endo in the amount of $216,000; (ii) housing allowance paid to Mr. Lutenski in the amount of $75,231; (iii) housing allowance paid to Ms. Pavlovsky in the amount of $122,000; (iv) housing allowance paid to Mr. Gerry in the amount of $122,000; and (v) housing allowance paid to Ms. Martineau in the amount of $116,769. Other Annual Compensation for the year 2003 includes: (i) housing allowance paid to Mr. Endo in the amount of $35,723; (ii) relocation reimbursement expense paid to Mr. Endo in the amount of $21,774; (iii) housing allowance paid to Ms. Pavlovsky in the amount of $124,892; and (iv) housing allowance paid to Mr. Gerry in the amount of $124,892. The reported amount of Other Annual Compensation also includes the amount we paid for health insurance and health flexible spending accounts, social insurance and taxes, home computers, travel allowances, and relocation, legal and tax preparation reimbursement expenses on behalf of the named individuals.

(3)	Includes amounts paid under our supplemental retirement plan.

(4)	Mr. Lutenski joined us in 2004, and accordingly has no salary to report for 2003.

(5)	Mr. Steel joined us in 2005, and accordingly has no salary to report for 2004 and 2003.

(6)	Ms. Martineau joined us in 2004, and accordingly has no salary to report for 2003.
Options/SAR Grants in 2005
      The following table presents information concerning stock options granted to the named individuals during the year ended December 31, 2005.
Options/SAR Grants

	Number of	Percent of Total
	Securities	Options/SARs
	Underlying	Granted to			Grant Date
	Options/SARs	Employees in	Exercise or		Present Value
Name	Granted	Fiscal Year	Base Price	Expiration Date	(1)

Vernon M. Endo	—	—	—	—	—
Richard Lutenski	—	—	—	—	—
David K. Steel	11,500	100%	$156.41	June 30, 2015	$300,239
Mary Ellen Pavlovsky	—	—	—	—	—
James P. Gerry	—	—	—	—	—
Marie L. Martineau	—	—	—	—	—

(1)	There was no public market for our common shares as of December 31, 2005. The fair market value of each option grant is estimated on the date of grant using the minimum value method with the following weighted average assumptions used for grants in 2005: risk free interest rates of 3.7%, expected life of 6.5 years, volatility of 0 and a dividend yield of 0.
Option Values as of December 31, 2005
      The following table presents information concerning the number of unexercised stock options outstanding as of December 31, 2005, and the value of any unexercised in-the-money stock options outstanding at such time, held by the named individual.

Value of Unexercised
	Number of Securities	In-The-Money
	Underlying Unexercised	Options/SARs at
	Options/SARs at Fiscal Year-	Fiscal Year-End ($)
Name	End Exercisable/Unexercisable	Exercisable/Unexercisable

Vernon M. Endo	11,250/13,750	$256,388/313,363
Richard Lutenski	4,200/7,800	71,232/132,288
David K. Steel	1,150/10,350	6,486/58,374
Mary Ellen Pavlovsky	—	—
James P. Gerry	—	—
Marie L. Martineau	2,400/3,600	41,928/62,892

Employment and Related Agreements
      The following information summarizes the employment agreements for our Chief Executive Officer and our other named executive officers.

Chief Executive Officer
      Vernon M. Endo. Under Mr. Endo’s employment agreement, dated as of November 1, 2003 and amended as of August 10, 2005, Mr. Endo has agreed to serve as our President and Chief Executive Officer and a member of our board of directors. Mr. Endo’s term of service under this agreement currently continues until October 27, 2006 followed by automatic additional one-year terms unless notice of termination of Mr. Endo’s employment is provided by us or Mr. Endo prior to the end of the term. Prior to the completion of this offering, we expect to enter into an amendment to Mr. Endo’s employment agreement to extend his term of employment to March 2009. Mr. Endo receives an annual base salary of $350,000 and an annual incentive bonus to be determined by the board of directors. The target annual incentive bonus amount for each year is an amount equal to 100% of Mr. Endo’s annual base salary. Mr. Endo’s salary is subject to review by the board of directors at least annually but may not be decreased during Mr. Endo’s term of employment without his consent. Mr. Endo has also been granted stock options as an inducement to accept such position and as a performance incentive.
      If Mr. Endo’s employment terminates as a result of death, Mr. Endo’s estate or his beneficiaries are entitled to (i) Mr. Endo’s base salary through the date that is 90 days after the date of his death; (ii) an annual incentive award prorated based on the target annual bonus and the number of days worked in such year, payable in a lump sum promptly after his death; (iii) immediate vesting of all stock options, with such options to remain exercisable for the remainder of their stated terms; (iv) any accrued benefits under our plans, programs or agreements; (v) continued participation for one year for each of Mr. Endo’s dependents in all medical, dental, hospitalization or other employee welfare benefit plans, program and arrangements and (vi) payment of a monthly cost of living allowance for three months.
      If Mr. Endo’s employment ends as a result of disability, the agreement provides that Mr. Endo is entitled to (i) his base salary until commencement of long-term disability payments, but in no event for more than one year following the last day of his employment; (ii) an annual incentive award prorated based on the target annual bonus and the number of days worked in such year, payable in a lump sum promptly following the last day of his employment; (iii) immediate vesting of all stock options, with such options to remain exercisable for the remainder of their stated terms; (iv) any accrued benefits under our plans, programs or agreements; (v) continued participation for one year for each of Mr. Endo’s dependents in all medical, dental, hospitalization or other employee welfare benefit plans, program and arrangements and (vi) payment of a monthly cost of living allowance for three months.
      If we terminate Mr. Endo’s employment for cause (as defined in the agreement), Mr. Endo is entitled to his base salary through the last day of his employment and any accrued benefits under our plans, programs or agreements. If we terminate Mr. Endo’s employment without cause, or if Mr. Endo terminates his employment for good reason (as defined in the agreement), Mr. Endo is entitled to (i) his base salary for two years following the last day of Mr. Endo’s employment (with a duty by Mr. Endo to mitigate or reduce the amount due to him during the last twelve months of such two year period by seeking other employment, which we refer to as the Mitigation Period); (ii) an annual incentive award based on the target annual bonus; (iii) continued participation for one year for each of Mr. Endo’s dependents in all medical, dental, hospitalization or other employee welfare benefit plans, program and arrangements (with a duty by Mr. Endo to mitigate or reduce the amount due to him during the Mitigation Period); (iv) payment of a monthly cost of living allowance for three months and (v) any accrued benefits under our plans, programs or agreements. If Mr. Endo becomes employed during the Mitigation Period, he must notify us within 10 days of his date of hire and we may offset any payments to which he is entitled against any comparable payments from his new employer. If Mr. Endo fails to seek other employment in good faith or fails to notify us of his new employment, our obligation to provide severance benefits to him shall cease.

      Mr. Endo is also subject to non-competition and non-solicitation provisions for a period of one year after termination of the employment agreement along with ongoing confidentiality and non-disparagement requirements.

Executive Officers
      Richard Lutenski. Under Mr. Lutenski’s employment agreement, dated as of May 1, 2004 and amended as of August 10, 2005, Mr. Lutenski has agreed to serve as our Chief Financial Officer. Mr. Lutenski’s term of service under this agreement currently continues until May 26, 2007, followed by automatic additional one-year terms unless notice of termination of Mr. Lutenski’s employment is provided by us or Mr. Lutenski prior to the end of the term. Prior to the completion of this offering, we expect to enter into an amendment to Mr. Lutenski’s employment agreement to extend his term of employment to September 2008. Mr. Lutenski receives an annual base salary of $300,000 and an annual incentive bonus to be determined by the board of directors. The target annual incentive bonus amount for each year is an amount equal to 80% of Mr. Lutenski’s annual base salary. Mr. Lutenski’s salary is subject to review by the board of directors at least annually but may not be decreased during Mr. Lutenski’s term of employment without his consent. Mr. Lutenski has also been granted stock options as an inducement to accept such position and as a performance incentive.
      If Mr. Lutenski’s employment terminates as a result of death, Mr. Lutenski’s estate or his beneficiaries are entitled to (i) Mr. Lutenski’s base salary through the date that is 90 days after the date of his death; (ii) an annual incentive award prorated based on the target annual bonus and the number of days worked in such year, payable in a lump sum promptly after his death; (iii) immediate vesting of all stock options, with such options to remain exercisable for the remainder of their stated terms; (iv) any accrued benefits under our plans, programs or agreements; (v) continued participation for one year for each of Mr. Lutenski’s dependents in all medical, dental, hospitalization or other employee welfare benefit plans, program and arrangements and (vi) payment of a monthly cost of living allowance for three months.
      If Mr. Lutenski’s employment ends as a result of disability, the agreement provides that Mr. Lutenski is entitled to (i) his base salary until commencement of long-term disability payments, but in no event for more than one year following the last day of his employment; (ii) an annual incentive award prorated based on the target annual bonus and the number of days worked in such year, payable in a lump sum promptly following the last day of his employment; (iii) immediate vesting of all stock options, with such options to remain exercisable for the remainder of their stated terms; (iv) any accrued benefits under our plans, programs or agreements; (v) continued participation for one year for each of Mr. Lutenski’s dependents in all medical, dental, hospitalization or other employee welfare benefit plans, program and arrangements and (vi) payment of a monthly cost of living allowance for three months.
      If we terminate Mr. Lutenski’s employment for cause (as defined in the agreement), Mr. Lutenski is entitled to his base salary through the last day of his employment and any accrued benefits under our plans, programs or agreements. If we terminate Mr. Lutenski’s employment without cause, or if Mr. Lutenski terminates his employment for good reason (as defined in the agreement), Mr. Lutenski is entitled to (i) his base salary for one year following the last day of Mr. Lutenski’s employment; (ii) an annual incentive award based on the target annual bonus; (iii) continued participation for one year for each of Mr. Lutenski’s dependents in all medical, dental, hospitalization or other employee welfare benefit plans, program and arrangements (with a duty by Mr. Lutenski to mitigate or reduce the amount due to him during the one year period following his last day of employment by seeking other employment); (iv) payment of a monthly cost of living allowance for three months and (v) any accrued benefits under our plans, programs or agreements. If Mr. Lutenski becomes employed by another employer during the year following his last day of employment, he must notify us within 10 days of his date of hire and we may offset any payments to which he is entitled against any comparable payments from his new employer. If Mr. Lutenski fails to seek other employment in good faith or fails to notify us of his new employment, our obligation to provide severance benefits to him shall cease.

      Mr. Lutenski is also subject to non-competition and non-solicitation provisions for a period of one year after termination of the employment agreement along with ongoing confidentiality and non-disparagement requirements.
      David K. Steel. Under Mr. Steel’s employment agreement, dated as of June 30, 2005, Mr. Steel has agreed to serve as our Chief Risk Manager. Mr. Steel’s term of service under this agreement continues until August 1, 2008, followed by automatic additional one-year terms unless earlier terminated in accordance with the employment agreement. Mr. Steel receives an annual base salary of $275,000 and an annual incentive bonus to be determined by the board of directors. The target annual incentive bonus amount for each year is an amount equal to 100% of Mr. Steel’s annual base salary. Mr. Steel’s salary is subject to review by the board of directors at least annually but may not be decreased during Mr. Steel’s term of employment without his consent. Mr. Steel has also been granted stock options as an inducement to accept such position and as a performance incentive.
      If Mr. Steel’s employment terminates as a result of death, Mr. Steel’s estate or his beneficiaries are entitled to (i) Mr. Steel’s base salary through the date that is 90 days after the date of his death; (ii) an annual incentive award prorated based on the target annual bonus and the number of days worked in such year, payable in a lump sum promptly after his death; (iii) immediate vesting of all stock options, with such options to remain exercisable for the remainder of their stated terms; (iv) any accrued benefits under our plans, programs or agreements; (v) continued participation for three months for each of Mr. Steel’s dependents in all medical, dental, hospitalization or other employee welfare benefit plans, program and arrangements and (vi) payment of a monthly cost of living allowance for three months.
      If Mr. Steel’s employment ends as a result of disability, the agreement provides that Mr. Steel is entitled to (i) his base salary until commencement of long-term disability payments, but in no event for more than one year following the last day of his employment; (ii) an annual incentive award prorated based on the target annual bonus and the number of days worked in such year, payable in a lump sum promptly following the last day of his employment; (iii) immediate vesting of all stock options, with such options to remain exercisable for the remainder of their stated terms; (iv) any accrued benefits under our plans, programs or agreements; (v) continued participation for three months for each of Mr. Steel’s dependents in all medical, dental, hospitalization or other employee welfare benefit plans, program and arrangements and (vi) payment of a monthly cost of living allowance for three months.
      If we terminate Mr. Steel’s employment for cause (as defined in the agreement), Mr. Steel is entitled to his base salary and cost of living allowance through the last day of his employment and any accrued benefits under our plans, programs or agreements. If we terminate Mr. Steel’s employment without cause, or if Mr. Steel terminates his employment for good reason (as defined in the agreement), Mr. Steel is entitled to (i) his base salary for one year following the last day of Mr. Steel’s employment; (ii) an annual incentive award based on the target annual bonus; (iii) continued participation for three months for each of Mr. Steel’s dependents in all medical, dental, hospitalization or other employee welfare benefit plans, program and arrangements; (iv) payment of a monthly cost of living allowance for three months and (v) any accrued benefits under our plans, programs or agreements. Any payments to be made following termination without cause or for good reason will be reduced to the extent Mr. Steel obtains other employment and any such payments will cease if Mr. Steel violates the terms of the non-competition and confidentiality provisions of his employment agreement.
      Following any termination by Mr. Steel other than for good reason, Mr. Steel is subject to non-competition provisions during the term of the agreement and further during any period which he is being paid the base salary and cost of living allowance following termination without cause or for good reason. Mr. Steel is also subject to ongoing confidentiality and non-disparagement requirements.
      Mary Ellen Pavlovsky. Under Ms. Pavlovsky’s employment agreement, dated as of May 1, 2005, Ms. Pavlovsky has agreed to serve as our Managing Director for Asset-backed Securities. Ms. Pavlovsky’s term of service under this agreement continues until April 30, 2006, unless earlier terminated in accordance with the employment agreement. We and Ms. Pavlovsky expect to extend her term of service as our Managing Director for Asset-backed Securities until December 31, 2006. Ms. Pavlovsky receives an annual base salary of $296,450 and an annual incentive bonus to be determined by the board of directors. The target annual incentive bonus amount for each year is an amount equal to 100% of Ms. Pavlovsky’s annual base salary. Ms. Pavlovsky is also subject to non-competition provisions during the term of the agreement and further during any period which she is being paid the base salary and cost of living allowance following termination without cause or for good reason, along with ongoing confidentiality and non-disparagement requirements.
      The remaining terms of Ms. Pavlovsky’s agreement are substantially identical to Mr. Steel’s agreement.
      James P. Gerry. Under Mr. Gerry’s second amended and restated employment agreement, dated as of February 11, 2003, as amended, Mr. Gerry has agreed to serve as our Managing Director, Municipal/ Infrastructure Finance. Mr. Gerry’s term of service under this agreement continues until March 11, 2006. During the 120 days preceding such date, we will attempt in good faith to negotiate a new employment agreement or an extension of the term with Mr. Gerry on mutually agreeable terms. Prior to the completion of this offering, we expect to enter into an amendment to Mr. Gerry’s employment agreement to extend his term of employment to                     , 2008. Mr. Gerry receives an annual base salary of $225,000 and an annual housing allowance of $122,000. He is entitled to a minimum annual bonus of 90% of his base salary and based on certain factors described in the agreement, may be entitled to an additional bonus of up to 20% of his base salary. Mr. Gerry has also been granted stock options as an inducement to accept such position and as a performance incentive.
      If Mr. Gerry’s employment is terminated due to death or disability, or by us without cause (as defined in the agreement) or by Mr. Gerry for good reason (as defined in the agreement), he (or, in the event of his death, his surviving spouse or his estate) will be paid (i) any combined base salary and housing allowance earned but unpaid on or prior to the date of termination; (ii) any vested benefits under our plans, programs or agreements; (iii) a prorated annual incentive bonus determined by the board of directors; and (iv) reimbursement for certain relocation expenses up to $63,000. If Mr. Gerry’s employment is terminated by us for cause, he will be entitled to the same benefits, except any accrued bonus or reimbursement of relocation expenses.
      Mr. Gerry is also subject to non-competition provisions during the term of the agreement (except upon a termination by us without cause or by Mr. Gerry for good reason), a one-year post-employment covenant not to solicit employees or customers and ongoing confidentiality requirements.
      Marie L. Martineau. Ms. Martineau currently serves as our General Counsel. Under the terms of Ms. Martineau’s employment agreement dated as of January 12, 2004, Ms. Martineau’s term of service continued until January 12, 2006, unless earlier terminated in accordance with the employment agreement, subject to a one year extension unless either party gave 6 months’ notice of non-renewal. In July 2005, Ms. Martineau delivered a notice of non-renewal of her employment agreement at its expiration on January 12, 2006. Ms. Martineau and the Company subsequently mutually agreed to extend her term of service to February 15, 2006. Ms. Martineau receives an annual base salary of $250,000 and an annual incentive bonus to be determined by the board of directors. The target annual incentive bonus amount for each year is an amount equal to 80% of Ms. Martineau’s annual base salary. Ms. Martineau’s salary is subject to review by the board of directors at least annually but may not be decreased during Ms. Martineau’s term of employment without her consent. Ms. Martineau has also been granted stock options as an inducement to accept such position and as a performance incentive.
      If Ms. Martineau’s employment terminates as a result of death, Ms. Martineau’s estate or her beneficiaries are entitled to (i) Ms. Martineau’s base salary through the date that is 90 days after the date of her death; (ii) an annual incentive award prorated based on the target annual bonus and the number of days worked in such year, payable in a lump sum promptly after her death; (iii) immediate vesting of all stock options, with such options to remain exercisable for the remainder of their stated terms; (iv) any accrued benefits under our plans, programs or agreements; (v) continued participation for one year for each of Ms. Martineau’s dependents in all medical, dental, hospitalization or other employee welfare benefit plans, program and arrangements and (vi) payment of a monthly cost of living allowance for three months.
      If Ms. Martineau’s employment ends as a result of disability, the agreement provides that Ms. Martineau is entitled to (i) her base salary until commencement of long-term disability payments, but in no event for more than one year following the last day of her employment; (ii) an annual incentive award prorated based on the target annual bonus and the number of days worked in such year, payable in a lump sum promptly following the last day of her employment; (iii) immediate vesting of all stock options, with such options to remain exercisable for the remainder of their stated terms; (iv) any accrued benefits under our plans, programs or agreements; (v) continued participation for one year for each of Ms. Martineau’s dependents in all medical, dental, hospitalization or other employee welfare benefit plans, program and arrangements and (vi) payment of a monthly cost of living allowance for three months.
      If we terminate Ms. Martineau’s employment for cause (as defined in the agreement), Ms. Martineau is entitled to her base salary through the last day of her employment and any accrued benefits under our plans, programs or agreements. If we terminate Ms. Martineau’s employment without cause, or if Ms. Martineau terminates her employment for good reason (as defined in the agreement), Ms. Martineau is entitled to (i) her base salary for one year following the last day of Ms. Martineau’s employment; (ii) an annual incentive award based on the target annual bonus; (iii) continued participation for one year for each of Ms. Martineau’s dependents in all medical, dental, hospitalization or other employee welfare benefit plans, program and arrangements; (iv) payment of a monthly cost of living allowance for three months and (v) any accrued benefits under our plans, programs or agreements.
      Ms. Martineau is also subject to non-competition provisions for one year following any termination, along with ongoing confidentiality and non-disparagement requirements.
      Indemnification Agreements. We expect to enter into indemnification agreements with each of our directors and certain officers. Under those agreements, we agree to indemnify each of these individuals against claims arising out of events or occurrences related to that individual’s service as director, officer, employee, agent or fiduciary of us or, at our request, any other entity, to the fullest extent permitted by applicable law.
Long-Term Employment Benefits
      On March 13, 2001, we adopted a Stock Option Plan for Management Employees to enable key employees to acquire common shares of Holdings II. Stock options granted under the plan have a per share exercise price of not less than the estimated fair value of the underlying common shares as determined at the time of grant and a term not to exceed 10 years from March 13, 2001. Our board of directors has authorized the granting of a maximum of 122,503 common shares of Holdings II under the plan. As of December 31, 2005, there were 57,900 stock options outstanding under this plan. In connection with the amalgamation, each outstanding stock option will be converted into an option to acquire common shares of the amalgamated company and, after giving effect to the subdivision of our common shares and the issuance of bonus shares described in “Reorganization Transactions,” immediately prior to the closing of this offering, we anticipate there will be                     stock options outstanding under this plan with a weighted average exercise price of $                    .
      We also maintain the RAM Reinsurance Company Ltd. Supplemental Retirement Plan for our key employees. Under our Supplemental Retirement Plan, we contribute an amount equal to 10% of a participant’s annual salary and bonus to an account maintained for the participant in which the participant is vested after one year of service. In addition, a participant may elect to defer all or a portion of annual salary and bonus and have the amounts so deferred deposited in the participant’s account. A participant may elect to have the funds in the account invested in one or more investment options offered through a third party investment management company. A participant’s account is distributed in accordance with his or her election made under the Supplemental Retirement Plan.

Payment Agreements
      On June 28, 2005, each of James P. Gerry and Mary Ellen Pavlovsky entered into payment agreements with RAM Holdings, RAM Re and Holdings II, which replaced existing option and contingent share agreements entered into by such senior executives. Subject to certain terms set forth therein, and provided that the senior executive’s employment is not terminated by us for cause (as defined in the agreement) or by the senior executive without good reason (as defined in the agreement) on or before the earliest to occur of June 30, 2006 or the date of a change in control, the senior executive is entitled to receive a cash payment in accordance with the formula set forth in the payment agreement. In anticipation of the June 30, 2006 payout date, as of September 30, 2005 we accrued $829,798 for payment to Mr. Gerry and $805,318 for payment to Ms. Pavlovsky. We do not believe that the restructuring transactions or this offering will result in an earlier payout under these agreements.

PRINCIPAL AND SELLING SHAREHOLDERS
      The following table sets forth information as of January 31, 2006 regarding beneficial ownership of our common shares by:

•	each person known by us to beneficially own 5% or more of our common shares;

•	each selling shareholder;

•	each of our directors;

•	each of our named executive officers; and

•	all of our executive officers and directors as a group.

	Beneficial Ownership of			Beneficial Ownership of
	Principal			Principal
	and Selling			and Selling
	Shareholders Prior to			Shareholders After
	This Offering(1)		Number of	This Offering(1)
			Shares Offered
Name of Beneficial Owner(2)	Number	Percentage	in This Offering	Number	Percentage

The PMI Group, Inc.(3)	496,415	24.9%
Transatlantic Reinsurance Company(4)	451,602	22.7
Greenwich Street Capital Partners(5)
Greenwich Street Capital Partners II, L.P.	227,582	11.4
Greenwich Fund, L.P.	7,710	*
Greenwich Street Employees Fund, L.P.	13,585	*
TRV Executive Fund, L.P.	1,123	*
MBIA Insurance Corporation(6)	227,715	11.4
High Ridge Capital Partners Limited Partnership(7)	188,696	9.5
BankAmerica International Investment Corporation, or BAIIC(8)	120,000	6.0
CIVC Sidecar Fund, L.P.(9)	109,751	5.5
Canaan Partners(10)
Canaan Equity L.P.	65,000	3.3
Canaan Ventures II Limited Partnership	5,820	*
Canaan Ventures II Offshore C.V.	9,180	*
CIVC Partners IV	30,000	1.5
Bermuda International Finance Limited	20,000	*
Western General Insurance Company(11)	14,956	*
James P. Gerry	1,000	*
Mary Ellen Pavlovsky	1,000	*
Steven J. Tynan(12)	—	—
Vernon M. Endo(13)	12,500	*
Richard Lutenski(14)	4,800	*
David K. Steel(15)	1,725	*
Marie L. Martineau(16)	2,400	*
Keith W. Abell(17)	250,000	12.6
Edward F. Bader(18)	555	*
Victor J. Bacigalupi(19)	—	—
David L. Boyle(20)	252	*

	Beneficial Ownership of			Beneficial Ownership of
	Principal			Principal
	and Selling			and Selling
	Shareholders Prior to			Shareholders After
	This Offering(1)		Number of	This Offering(1)
Shares Offered
Name of Beneficial Owner(2)	Number	Percentage	in This Offering	Number	Percentage

Daniel C. Lukas	—	—
Michael J. Miller(21)	10,637	*
Arthur P. Slepian(22)	—	—
Steven S. Skalicky(23)	—
Dirk A. Stuurop(24)	723	*

All directors and executive officers as a group	285,592	12.6%

*	Less than 1%.

(1)	Includes outstanding common shares and assumes exercise of all outstanding options currently exercisable or exercisable within 60 days of January 31, 2006. Common shares subject to options or warrants currently exercisable, or exercisable within 60 days of January 31, 2006, are deemed outstanding for the purpose of computing the percentage ownership of the person holding such options, but are not deemed outstanding for computing the percentage ownership of any other person.

(2)	Unless otherwise stated, the address for each beneficial owner is RAM Re House, 46 Reid Street, Hamilton HM12 Bermuda.

(3)	The address of the beneficial owner is PMI Plaza, 3003 Oak Road, Walnut Creek, California 94597.

(4)	The address of the beneficial owner is 80 Pine Street, New York, New York 10005.

(5)	The address of the beneficial owner is 12 East 49th Street, Suite 3200, New York, New York 10017.

(6)	The address of the beneficial owner is 113 King Street, Armonk, New York, 10504.

(7)	The address of the beneficial owner is 5405 2 Morgan Hill Road, South Woodstock, Vermont 05071.

(8)	The address of the beneficial owner is Bank of America Corporate Center, 100 North Tryon St., Charlotte, North Carolina 28255. These common shares are managed by CIVC Partners, LLC, or CIVC Partners, pursuant to a management agreement. The voting of such common shares is directed by CIVC Partners and the disposition of such shares is also directed by CIVC Partners, with the consent of BAIIC.

(9)	BAIIC owns a 95.5% limited partnership interest in CIVC Sidecar Fund, L.P., or CIVC Sidecar Fund. The general partner of CIVC Sidecar Fund is CIVC GP Sidecar Fund, L.P., which has sole voting and dispositive power over BAIIC’s limited partnership interest in CIVC Sidecar Fund.

(10)	The address of the beneficial owner is 105 Rowayton Avenue, Rowayton, Connecticut 06853.

(11)	Western General Insurance Company’s wholly owned subsidiary, Westgen High Ridge Holdings has a 25% interest in High Ridge Capital Partners Limited. The address of the beneficial owner is Swan Building, 26 Victoria Street, Hamilton, Bermuda.

(12)	Mr. Tynan, one of our directors, is a Managing Member of High Ridge Capital LLC, an entity which is a general partner of High Ridge Capital Partners Limited Partnership. Mr. Tynan disclaims beneficial ownership of any of the common shares owned by High Ridge Capital Partners Limited Partnership.

(13)	Consists of options exercisable for 12,500 common shares.

(14)	Consists of options exercisable for 4,800 common shares.

(15)	Consists of options exercisable for 1,725 common shares.

(16)	Consists of options exercisable for 2,400 common shares.

(17)	Mr. Abell, one of our directors, is the Vice Chairman of Greenwich Street Capital Partners, Inc., a limited partner of Greenwich Street Capital Partners, L.P. and a managing member of Greenwich Street Investments II, L.L.C. Mr. Abell has voting and investment power over the securities beneficially owned by Greenwich Street Capital Partners. Mr. Abell disclaims beneficial ownership of any of the common shares owned by Greenwich Street Capital Partners other than to the extent of his pecuniary interest therein.

(18)	Consists of options exercisable for 555 common shares.

(19)	Mr. Bacigalupi, one of our directors, is the Executive Vice President, Chief Administrative Officer, General Counsel and Secretary of The PMI Group, Inc. Mr. Bacigalupi disclaims beneficial ownership of any of the common shares owned by The PMI Group, Inc.

(20)	Consists of options exercisable for 252 common shares.

(21)	Represents 6,982 common shares beneficially owned by BAIIC, 1,746 common shares beneficially owned by CIVC Partners IV and 1,909 common shares beneficially owned by CIVC Sidecar Fund, L.P. Mr. Miller, one of our directors, is a member of CIVC Partners IV and CIVC Partners LLC, which contractually manages the shares of RAM Holdings beneficially owned by BankAmerica International Investment Corporation. As a member of CIVC Partners IV and CIVC Partners LLC, Mr. Miller has voting and investment power with respect to the 6,982 voting shares beneficially owned by BankAmerica International Investment Corporation and the 1,746 common shares beneficially owned by CIVC Partners IV. Mr. Miller may also be deemed to share voting and investment power with respect to the 1,909 shares beneficially owned by CIVC Sidecar Fund. He disclaims beneficial ownership of any of the common shares owned by CIVC Sidecar Fund, L.P. other than to the extent of his pecuniary interest therein.

(22)	Mr. Slepian, one of our directors, is the Senior Vice President and Managing Director, Financial Guaranty of The PMI Group, Inc. Mr. Slepian disclaims beneficial ownership of any of the common shares owned by The PMI Group, Inc.

(23)	Mr. Skalicky, one of our directors, is the Executive Vice President and Chief Financial Officer of Transatlantic Reinsurance Company. Mr. Skalicky disclaims beneficial ownership of any of the common shares owned by Transatlantic Reinsurance Company.

(24)	Consists of options exercisable for 723 common shares.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS
      We describe below some of the transactions we have entered into with parties that are related to us.
Transactions and Relationships with Investors
      MBIA, one of the four major primary insurers, invested $25.4 million in our April 3, 2003 private offering of common shares of RAM Holdings and Holdings II. As of September 30, 2005, MBIA owned 11.4% of our aggregate issued and outstanding common shares. We have engaged MBIA Capital, a wholly-owned subsidiary of the parent company to MBIA, to provide us with investment advisory and management services. We have agreed to pay an annual investment management fee payable quarterly in arrears based on the average market value of the assets under management for each quarter. In addition, we have agreed to reimburse custodian fees, transfer agent fees and brokerage costs, fees and commissions and certain other out-of-pocket expenses. An amount of $195,122 was payable as of December 31, 2004 to MBIA Capital for these services in 2004. In the ordinary course of business, we have also entered into reinsurance agreements with MBIA. For the nine months ending September 30, 2005 and the year ended December 31, 2004, MBIA treaties accounted for 31% and 39% of our gross written premiums, respectively.
      In December 2003, two shareholders, PMI and the CIVC Partners group, who together own approximately 38% (with only PMI owning in excess of 10%) of the aggregate issued and outstanding common shares of RAM Holdings and Holdings II, became investors in FGIC Corporation, an insurance holding company whose subsidiary FGIC is one of the four largest United States based primary financial guaranty insurance companies. In the ordinary course of business, we have entered into reinsurance agreements with FGIC. In 2004 and 2003, gross written premiums ceded from FGIC accounted for 1% and 2% of total gross premiums written by us, respectively. Amounts due from FGIC as of December 31, 2004 and 2003 were $5,318 and $32,438, respectively, and have been included in premiums receivable.

MATERIAL TAX CONSIDERATIONS
      The following summary of our taxation and the taxation of our shareholders is based upon current law and is for general information only. Legislative, judicial or administrative changes may be forthcoming that could affect this summary.
      The following legal discussion (including and subject to the matters and qualifications set forth in such summary) of the material tax considerations under (i) “Taxation of RAM Holdings and RAM Re — Bermuda” and “Taxation of Shareholders — Bermuda Taxation” is based upon the advice of Conyers, Dill & Pearman, Hamilton, Bermuda, our Bermuda counsel and (ii) “Taxation of RAM Holdings and RAM Re — United States” and “Taxation of Shareholders — United States Taxation” is based upon the advice of LeBoeuf, Lamb, Greene & MacRae LLP, New York, New York. The advice of such firms does not include any factual or accounting matters, determinations or conclusions including amounts and computations of RPII and amounts or components thereof or facts relating to our business or activities. The discussion is based upon current law. Legislative, judicial or administrative changes or interpretations may be forthcoming that could be retroactive and could affect the tax consequences to holders of common shares. The tax treatment of a holder of common shares, or of a person treated as a holder of common shares for U.S. federal income, state, local or non-U.S. tax purposes, may vary depending on the holder’s particular tax situation. Statements contained herein as to the beliefs, expectations and conditions of RAM Holdings and RAM Re as to the application of such tax laws or facts represent the view of management as to the application of such laws and do not represent the opinions of counsel. PROSPECTIVE INVESTORS SHOULD CONSULT THEIR OWN TAX ADVISORS WITH RESPECT TO THEIR PARTICULAR CIRCUMSTANCES CONCERNING THE U.S. FEDERAL, STATE, LOCAL AND NON-U.S. TAX CONSEQUENCES OF OWNING OUR COMMON SHARES.
Taxation of RAM Holdings and RAM Re

Bermuda
      Under current Bermuda law, there is no income, corporate or profits tax or withholding tax, capital gains tax or capital transfer tax, estate or inheritance tax payable by us or our shareholders, other than shareholders ordinarily resident in Bermuda, if any. RAM Holdings and RAM Re have each obtained from the Minister of Finance under The Exempted Undertaking Tax Protection Act 1966, as amended, an assurance that, in the event that Bermuda enacts legislation imposing tax computed on profits, income, any capital asset, gain or appreciation, or any tax in the nature of estate duty or inheritance, then the imposition of any such tax shall not be applicable to RAM Holdings and RAM Re or to any of their operations or their shares, debentures or other obligations, until March 28, 2016. RAM Holdings and RAM Re could be subject to taxes in Bermuda after that date. This assurance is subject to the proviso that it is not to be construed so as to prevent the application of any tax or duty to such persons as are ordinarily resident in Bermuda or to prevent the application of any tax payable in accordance with the provisions of the Land Tax Act 1967 or otherwise payable in relation to any property leased to RAM Holdings and RAM Re. RAM Holdings and RAM Re each pay annual Bermuda government fees, and RAM Re pays annual insurance license fees. In addition, all entities employing individuals in Bermuda are required to pay a payroll tax and there are other sundry taxes payable, directly or indirectly, to the Bermuda government.

United States
      The following discussion is a summary of all material U.S. tax considerations relating to our operations. A foreign corporation that is engaged in the conduct of a U.S. trade or business will be subject to U.S. federal income tax as described below, unless entitled to the benefits of an applicable tax treaty. Whether business is being conducted in the United States is an inherently factual determination. Because the Code, regulations and court decisions fail to definitively identify activities that constitute being engaged in a trade or business in the United States, we cannot be certain that the IRS will not contend successfully that RAM Holdings and/or RAM Re are or will be engaged in a trade or business in the

United States for U.S. federal income tax purposes. A foreign corporation deemed to be so engaged would be subject to U.S. federal income tax at regular corporate rates, as well as the branch profits tax, on its income which is treated as effectively connected with the conduct of that trade or business unless the corporation is entitled to relief under the permanent establishment provision of an applicable tax treaty, as discussed below. Such income tax, if imposed, would be based on effectively connected income computed in a manner generally analogous to that applied to the income of a U.S. corporation, except that a foreign corporation is generally entitled to deductions and credits only if it files a U.S. federal income tax return. RAM Re does not intend to file protective U.S. federal income tax returns. The highest marginal federal income tax rates currently are 35% for a corporation’s effectively connected income and 30% for the additional “branch profits” tax.
      If RAM Re is entitled to benefits under the income tax treaty between the United States and Bermuda, which we refer to as the Bermuda Treaty, RAM Re would not be subject to U.S. federal income tax on any income found to be effectively connected with a U.S. trade or business unless that trade or business is conducted through a permanent establishment in the United States. No regulations interpreting the Bermuda Treaty have been issued. RAM Re currently intends to conduct its activities so that it does not have a permanent establishment in the United States, although we cannot be certain that we will achieve this result.
      An insurance enterprise resident in Bermuda generally will be entitled to the benefits of the Bermuda Treaty if (i) more than 50% of its shares are owned beneficially, directly or indirectly, by individual residents of the United States or Bermuda or U.S. citizens and (ii) its income is not used in substantial part, directly or indirectly, to make disproportionate distributions to, or to meet certain liabilities of, persons who are neither residents of either the United States or Bermuda nor U.S. citizens. We cannot be certain that RAM Re will be eligible for Bermuda Treaty benefits immediately following this offering or in the future because of factual and legal uncertainties regarding the residency and citizenship of RAM Holdings’ shareholders. RAM Holdings would not be eligible for treaty benefits because it is not an insurance company. Accordingly, RAM Holdings and RAM Re have conducted and intend to conduct substantially all of their operations outside the United States and to limit their U.S. contacts so that neither RAM Holdings nor RAM Re should be treated as engaged in the conduct of a trade or business in the United States.
      Foreign insurance companies carrying on an insurance business within the United States have a certain minimum amount of effectively connected net investment income, determined in accordance with a formula that depends, in part, on the amount of U.S. risk insured or reinsured by such companies. If RAM Re is considered to be engaged in the conduct of an insurance business in the United States and it is not entitled to the benefits of the Bermuda Treaty in general (because it fails to satisfy one of the limitations on treaty benefits discussed above), the Code could subject a significant portion of RAM Re’s investment income to U.S. federal income tax. In addition, while the Bermuda Treaty clearly applies to premium income, it is uncertain whether the Bermuda Treaty applies to other income such as investment income. If RAM Re is considered engaged in the conduct of an insurance business in the United States and is entitled to the benefits of the Bermuda Treaty in general, but the Bermuda Treaty is interpreted to not apply to investment income, a significant portion of RAM Re’s investment income could be subject to U.S. federal income tax.
      Foreign corporations not engaged in a trade or business in the United States are nonetheless subject to a U.S. income tax imposed by withholding on certain “fixed or determinable annual or periodic gains, profits and income” derived from sources within the United States (such as dividends and certain interest on investments), subject to exemption under the Code or reduction by applicable treaties. The Bermuda Treaty does not reduce the U.S. federal withholding rate on U.S.-sourced investment income.
      The United States also imposes an excise tax on insurance and reinsurance premiums paid to foreign insurers or reinsurers with respect to risks located in the United States. The rates of tax applicable to premiums paid to RAM Re are 4% for casualty insurance premiums and 1% for reinsurance premiums.

Taxation of Shareholders

Bermuda Taxation
      Currently, there is no Bermuda income, corporate or profits tax or withholding tax, capital gains tax or capital transfer tax, estate or inheritance tax or other tax payable by holders of the common shares, other than shareholders ordinarily resident in Bermuda, if any.

United States Taxation
      The following summary sets forth the material U.S. federal income tax considerations related to the purchase, ownership and disposition of common shares. Unless otherwise stated, this summary deals only with shareholders that are U.S. Persons (as defined below) who purchase their common shares in this offering, who do not own (directly, indirectly through foreign entities or “constructively”) shares of RAM Holdings or RAM Re prior to this offering and who hold their common shares as capital assets within the meaning of section 1221 of the Code. The following discussion is only a discussion of the material U.S. federal income tax matters as described herein and does not purport to address all of the U.S. federal income tax consequences that may be relevant to a particular shareholder in light of such shareholder’s specific circumstances. In addition, except as disclosed below, the following summary does not address the U.S. federal income tax consequences that may be relevant to special classes of shareholders, such as financial institutions, insurance companies, regulated investment companies, real estate investment trusts, dealers or traders in securities, tax exempt organizations, expatriates, investors in pass through entities, persons who are considered with respect to any of us as “United States shareholders” for purposes of the CFC rules of the Code (generally, a U.S. Person, as defined below, who owns or is deemed to own 10% or more of the total combined voting power of all classes of RAM Holdings or RAM Re shares entitled to vote (that is, 10% U.S. Shareholders)), or persons who hold their shares as part of a hedging or conversion transaction or as part of a short-sale or straddle, who may be subject to special rules or treatment under the Code. This discussion is based upon the Code, the Treasury Regulations promulgated thereunder and any relevant administrative rulings or pronouncements or judicial decisions, all as in effect on the date hereof and as currently interpreted, and does not take into account possible changes in such tax laws or interpretations thereof, which may apply retroactively. This discussion does not include any description of the tax laws of any state or local governments within the United States or of any foreign government. Persons considering making an investment in our shares should consult their own tax advisors concerning the application of the U.S. federal tax laws to their particular situations as well as any tax consequences arising under the laws of any state, local or foreign taxing jurisdiction prior to making such investment.
      If a partnership holds our common shares, the tax treatment of the partners will generally depend on the status of the partner and the activities of the partnership. If you are a partner of a partnership holding our shares, you should consult your tax advisor.
      For purposes of this discussion, the term “U.S. Person” means: (i) an individual citizen or resident of the United States, (ii) a partnership or corporation created or organized in or under the laws of the United States, or under the laws of any State thereof (including the District of Columbia), (iii) an estate the income of which is subject to U.S. federal income taxation regardless of its source, (iv) a trust if either (x) a court within the United States is able to exercise primary supervision over the administration of such trust and one or more U.S. Persons have the authority to control all substantial decisions of such trust or (y) the trust has a valid election in effect to be treated as a U.S. Person for U.S. federal income tax purposes or (v) any other person or entity that is treated for U.S. federal income tax purposes as if it were one of the foregoing.
      Taxation of Dividends. Subject to the discussions below relating to the potential application of the CFC, RPII and PFIC rules, cash distributions, if any, made with respect to the common shares will constitute dividends for U.S. federal income tax purposes to the extent paid out of current or accumulated earnings and profits of RAM Holdings (as computed using U.S. tax principles). We believe that dividends paid by us to non-corporate holders on our common shares before 2009 should be eligible for reduced rates of tax up to a maximum of 15% as “qualified dividend income,” because our common shares should be treated as readily tradable on an established securities market in the United States. Qualified dividend income is subject to tax at capital gain rates. Dividends paid by us to corporate holders will not be eligible for the dividends received deduction. To the extent such distributions exceed RAM Holdings’ earnings and profits, they will be treated first as a return of the shareholder’s basis in their shares to the extent thereof, and then as gain from the sale of a capital asset.
      Classification of RAM Holdings or RAM Re as CFCs. Each 10% U.S. Shareholder of a foreign corporation that is a CFC for an uninterrupted period of 30 days or more during a taxable year, and who owns shares in the CFC, directly or indirectly through foreign entities, on the last day of the CFC’s taxable year, must include in its gross income for U.S. federal income tax purposes its pro rata share of the CFC’s “subpart F income,” even if the subpart F income is not distributed. “Subpart F income” of a foreign insurance corporation typically includes foreign personal holding company income (such as interest, dividends and other types of passive income), as well as insurance and reinsurance income (including underwriting and investment income). A foreign corporation is considered a CFC if 10% U.S. Shareholders own (directly, indirectly through foreign entities or by attribution by application of the constructive ownership rules of section 958(b) of the Code (that is, “constructively”)) more than 50% of the total combined voting power of all classes of voting stock of such foreign corporation, or more than 50% of the total value of all stock of such corporation on any day of the taxable year of such corporation, which we refer to as the 50% CFC Test. For purposes of taking into account insurance income, a CFC also includes a foreign insurance company in which more than 25% of the total combined voting power of all classes of stock or more than 25% of the total value of all stock is owned (directly, indirectly through foreign entities or constructively) by 10% U.S. Shareholders on any day of the taxable year of such corporation, which we refer to as the 25% CFC Test, if the gross amount of premiums or other consideration for the reinsurance or the issuing of insurance or annuity contracts (other than certain insurance or reinsurance related to same country risks written by certain insurance companies not applicable here), exceeds 75% of the gross amount of all premiums or other consideration in respect of all risks. Moreover, RAM Re may be characterized as a CFC even if, based on the nominal voting power attributable to its shares, it avoids CFC characterization under the 50% CFC Test in the case of RAM Holdings and the 25% CFC Test in the case of RAM Re if, based on the facts and circumstances, U.S. Persons who are not 10% U.S. Shareholders based on the nominal voting power attributable to the shares of RAM Holdings or RAM Re owned by such U.S. Persons exercise control over RAM Holdings or RAM Re disproportionate to their nominal voting power in such a manner that RAM Holdings or RAM Re should be considered a CFC under the 50% CFC Test or 25% CFC Test, as applicable.
      We believe, subject to the discussion below, that because of the anticipated dispersion of our share ownership, provisions in our organizational documents that limit voting power (these provisions are described in “Description of Share Capital”) and other factors, no U.S. Person who acquires common shares in this offering directly or indirectly through foreign entities and that did not own (directly, indirectly through foreign entities, or “constructively”) shares of RAM Holdings or RAM Re prior to this offering should be treated as owning (directly, indirectly through foreign entities or “constructively”) 10% or more of the total voting power of all classes of shares of RAM Holdings or RAM Re. We note that the provisions in our organizational documents that limit voting power could reduce or eliminate an investor’s voting power in circumstances in which, pursuant to certain constructive ownership rules, shares owned or deemed owned by the investor are attributed to another investor or shares owned or deemed owned by another investor are attributed to the investor or the investor is invested in an entity in which another investor invests. However, neither we nor investors may be aware of circumstances in which shares may be so attributed in order to timely effectuate these provisions. In addition, the IRS could challenge the effectiveness of the provisions in our organizational documents and a court could sustain such a challenge. Accordingly, no assurance can be given that a U.S. Person who acquires common shares in this offering will not be characterized as a 10% U.S. Shareholder.
      The RPII CFC Provisions. The following discussion generally is applicable only if the RPII of RAM Re, determined on a gross basis, is 20% or more of its gross insurance income for the taxable year and the

20% Ownership Exception (as defined below) is not met. The following discussion generally would not apply for any fiscal year in which RAM Re’s RPII falls below the 20% threshold or the 20% Ownership Exception is met. Although we cannot be certain, we believe that RAM Re met the 20% Ownership Exception in prior years of operation and will meet the 20% Ownership Exception for each tax year for the foreseeable future. Additionally, as RAM Holdings is not licensed as an insurance company we do not anticipate that RAM Holdings will have insurance income, including RPII.
      RPII is any insurance income (as defined below) attributable to policies of insurance or reinsurance with respect to which the person (directly or indirectly) insured is an RPII shareholder (as defined below) or a related person (as defined below) to such RPII shareholder. In general, and subject to certain limitations, “insurance income” is income (including premium and investment income) attributable to the issuing of any insurance or reinsurance contract which would be taxed under the portions of the Code relating to insurance companies if the income were the income of a domestic insurance company. The term “RPII shareholder” means any U.S. Person who owns (directly or indirectly through foreign entities) any amount of RAM Holdings’ or RAM Re’s shares. Generally, the term “related person” for this purpose means someone who controls or is controlled by the RPII shareholder or someone who is controlled by the same person or persons which control the RPII shareholder. Control is measured by either more than 50% in value or more than 50% in voting power of stock applying certain constructive ownership principles. A corporation’s pension plan is ordinarily not a related person with respect to the corporation unless the pension plan owns, directly or indirectly through the application of certain constructive ownership rules, more than 50% measured by vote or value, of the stock of the corporation. RAM Re will be treated as a CFC under the RPII provisions if RPII shareholders are treated as owning (directly, indirectly through foreign entities or constructively) 25% or more of the shares of RAM Re by vote or value.
      RPII Exceptions. The special RPII rules do not apply to RAM Re if (i) direct and indirect insureds and persons related to such insureds, whether or not U.S. Persons, are treated as owning (directly or indirectly through entities) less than 20% of the voting power and less than 20% of the value of the shares of RAM Re, which we refer to as the 20% Ownership Exception, (ii) RPII, determined on a gross basis, is less than 20% of the gross insurance income of RAM Re for the taxable year, which we refer to as the 20% Gross Income Exception, (iii) RAM Re elects to be taxed on its RPII as if the RPII were effectively connected with the conduct of a U.S. trade or business and to waive all treaty benefits with respect to RPII and meet certain other requirements or (iv) RAM Re elects to be treated as a U.S. corporation and waives all treaty benefits and meets certain other requirements. RAM Re does not intend to make these elections. Where none of these exceptions applies to RAM Re, each U.S. Person owning directly or indirectly through foreign entities, any shares in RAM Holdings (and therefore indirectly, in RAM Re) on the last day of RAM Re’s taxable year will be required to include in its gross income for U.S. federal income tax purposes its share of the RPII of RAM Re for the portion of the taxable year during which RAM Re was a CFC under the RPII provisions, determined as if all such RPII were distributed proportionately only to such U.S. Persons at that date, but limited by each such U.S. Person’s share of RAM Re’s current-year earnings and profits as reduced by the U.S. Person’s share, if any, of certain prior-year deficits in earnings and profits. RAM Re intends to operate in a manner that is intended to ensure that it qualifies for the 20% Ownership Exception; however, it is possible that we will not be successful in qualifying under this exception. RAM Re has not qualified for the 20% Gross Income Exception in recent prior years, and it is unclear whether RAM Re will qualify for the 20% Gross Income Exception in the future.
      Computation of RPII. In order to determine how much RPII RAM Re has earned in each taxable year (for purposes of providing this information to RPII shareholders), RAM Re may obtain and rely upon information from its insureds and reinsureds to determine whether any of the insureds, reinsureds or persons related thereto own (directly or indirectly through foreign entities) shares of RAM Re and are U.S. Persons. RAM Re may not be able to determine whether any of its underlying direct or indirect insureds are RPII shareholders or related persons to such RPII shareholders. Consequently, RAM Re may not be able to determine accurately the gross amount of RPII it earns in a given taxable year or whether the 20% Ownership Exception is met. For any year in which the 20% Ownership Exception does not apply and the 20% Gross Income Exception is not met, RAM Holdings may also seek information from its shareholders as to whether beneficial owners of RAM Re shares at the end of the year are U.S. Persons so that the RPII may be determined and apportioned among such persons; to the extent RAM Holdings is unable to determine whether a beneficial owner of RAM Re shares is a U.S. Person, RAM Holdings may assume that such owner is not a U.S. Person, thereby increasing the per share RPII amount for all known RPII shareholders.
      If, as expected, for each taxable year RAM Re meets the 20% Ownership Exception, RPII shareholders will not be required to include RPII in their taxable income. The amount of RPII includible in the income of a RPII shareholder is based upon the net RPII income for the year after deducting related expenses such as losses, loss reserves and operating expenses.
      Apportionment of RPII to U.S. Holders. Every RPII shareholder who directly or indirectly owns shares of RAM Re on the last day of any taxable year of RAM Re in which the 20% Ownership Exception does not apply to RAM Re and the 20% Gross Income Exception is not met should expect that for such year the RPII Shareholder will be required to include in gross income its share of RAM Re’s RPII for the portion of the taxable year during which RAM Re was a CFC under the RPII provisions, whether or not distributed, even though such shareholders may not have owned the shares throughout such period. A RPII shareholder who owns RAM Re shares during such taxable year but not on the last day of the taxable year is not required to include in gross income any part of RAM Re’s RPII.
      Basis Adjustments. A RPII shareholder’s tax basis in its shares will be increased by the amount of any RPII that the shareholder includes in income. The RPII shareholder may exclude from income the amount of any distributions by RAM Holdings out of previously taxed RPII income. The RPII shareholder’s tax basis in its common shares will be reduced by the amount of such distributions that are excluded from income.
      Uncertainty as to Application of RPII. The RPII provisions have never been interpreted by the courts or the U.S. Treasury Department in final regulations, and regulations interpreting the RPII provisions of the Code exist only in proposed form. It is not certain whether these regulations will be adopted in their proposed form or what changes or clarifications might ultimately be made thereto or whether any such changes, as well as any interpretation or application of the RPII provisions by the IRS, the courts or otherwise, might have retroactive effect. These provisions include the grant of authority to the U.S. Treasury Department to prescribe “such regulations as may be necessary to carry out the purpose of this subsection including ... regulations preventing the avoidance of this subsection through cross insurance arrangements or otherwise.” Accordingly, the meaning of the RPII provisions and the application thereof to RAM Re is uncertain. In addition, we cannot be certain that the amount of RPII or the amounts of the RPII inclusions for any particular RPII shareholder, if any, will not be subject to adjustment based upon subsequent IRS examination. Any prospective investors considering an investment in common shares should consult his tax advisor as to the effects of these uncertainties.
      Information Reporting. Under certain circumstances, U.S. Persons who own (directly or indirectly) shares in a foreign corporation are required to file IRS Form 5471 with their U.S. federal income tax returns. Generally, information reporting on IRS Form 5471 is required by (i) a person who is treated as a RPII shareholder, (ii) a 10% U.S. Shareholder of a foreign corporation that is a CFC for an uninterrupted period of 30 days or more during any tax year of the foreign corporation, and who owned the stock on the last day of that year and (iii) under certain circumstances, a U.S. Person who acquires stock in a foreign corporation and as a result thereof owns 10% or more of the voting power or value of such foreign corporation, whether or not such foreign corporation is a CFC. For any taxable year in which RAM Holdings determines that the 20% Gross Income Exception is not met and the 20% Ownership Exception does not apply, RAM Holdings will provide to all U.S. Persons registered as shareholders of its shares a completed IRS Form 5471 or the relevant information necessary to complete the form. Failure to file IRS Form 5471 may result in penalties.
      Tax-Exempt Shareholders. Tax-exempt entities will be required to treat certain subpart F insurance income, including RPII, that is includible in income by the tax-exempt entity as unrelated business taxable income. Prospective investors that are tax exempt entities are urged to consult their tax advisors as to the potential impact of the unrelated business taxable income provisions of the Code. A tax-exempt organization that is treated as a 10% U.S. Shareholder or a RPII Shareholder also must file IRS Form 5471 in the circumstances described above.
      Dispositions of Common Shares. Subject to the discussions below relating to the potential application of the Code section 1248 and PFIC rules, U.S. holders of common shares generally should recognize capital gain or loss for U.S. federal income tax purposes on the sale, exchange or other disposition of common shares in the same manner as on the sale, exchange or other disposition of any other shares held as capital assets. If the holding period for these common shares exceeds one year, any gain will be subject to tax at a current maximum marginal tax rate of 15% for individuals and certain other non-corporate shareholders and 35% for corporations. Moreover, gain, if any, generally will be U.S. source gain and will generally constitute “passive income” for foreign tax credit limitation purposes.
      Code section 1248 provides that if a U.S. Person sells or exchanges stock in a foreign corporation and such person owned, directly, indirectly through certain foreign entities or constructively, 10% or more of the voting power of the corporation at any time during the five-year period ending on the date of disposition when the corporation was a CFC, any gain from the sale or exchange of the shares will be treated as a dividend to the extent of the CFC’s earnings and profits (determined under U.S. federal income tax principles) during the period that the shareholder held the shares and while the corporation was a CFC (with certain adjustments). We believe that, because of the anticipated dispersion of our share ownership, provisions in our organizational documents that limit voting power and other factors, no U.S. shareholder of RAM Holdings should be treated as owning (directly, indirectly through foreign entities or constructively) 10% or more of the total voting power of RAM Holdings; to the extent this is the case, the application of Code section 1248 under the regular CFC rules should not apply to dispositions of our common shares. It is possible, however, that the IRS could challenge the effectiveness of these provisions and that a court could sustain such a challenge. A 10% U.S. Shareholder may in certain circumstances be required to report a disposition of shares of a CFC by attaching IRS Form 5471 to the U.S. federal income tax or information return that it would normally file for the taxable year in which the disposition occurs. In the event this is determined necessary, RAM Holdings will provide a completed IRS Form 5471 or the relevant information necessary to complete the Form.
      Code section 1248 also applies to the sale or exchange of shares in a foreign corporation if the foreign corporation would be treated as a CFC for RPII purposes regardless of whether the shareholder is a 10% U.S. Shareholder or whether the 20% Gross Income Exception is met or the 20% Ownership Exception applies. Existing proposed regulations do not address whether Code section 1248 would apply if a foreign corporation is not a CFC but the foreign corporation has a subsidiary that is a CFC and that would be taxed as an insurance company if it were a domestic corporation. We believe, however, that this application of Code section 1248 under the RPII rules should not apply to dispositions of common shares because RAM Holdings will not be directly engaged in the insurance business. We cannot be certain, however, that the IRS will not interpret the proposed regulations in a contrary manner or that the U.S. Treasury Department will not amend the proposed regulations to provide that these rules will apply to dispositions of common shares. Prospective investors should consult their tax advisors regarding the effects of these rules on a disposition of common shares.
      Passive Foreign Investment Companies. In general, a foreign corporation will be a PFIC during a given year if (i) 75% or more of its gross income constitutes “passive income”, or the 75% test or (ii) 50% or more of its assets produce (or are held for the production of) passive income, or the 50% test.
      If RAM Holdings were characterized as a PFIC during a given year, each U.S. Person holding our shares would be subject to a penalty tax at the time of the sale at a gain of, or receipt of an “excess distribution” with respect to, their shares, unless such person is a 10% U.S. Shareholder or made a “qualified electing fund election,” or a “mark-to-market election.” It is uncertain that RAM Holdings would be able to provide its shareholders with the information necessary for a U.S. Person to make a qualified electing fund election. A U.S. Person may elect mark-to-market treatment for its shares, provided the shares, for purposes of the rules, constitute “marketable stock” as defined in Treasury Regulations. In general, a U.S. Person electing the mark-to-market regime would compute gain or loss at the end of each taxable year as if the shares had been sold at fair market value or on an actual sale, which gain would generally be ordinary income. A market-to-market election is generally irrevocable. In addition, if RAM Holdings were considered a PFIC, upon the death of any U.S. individual owning shares, such individual’s heirs or estate would not be entitled to a “step-up” in the basis of their shares that might otherwise be available under U.S. federal income tax laws. In general, a shareholder receives an “excess distribution” if the amount of the distribution is more than 125% of the average distribution with respect to the shares during the three preceding taxable years (or shorter period during which the taxpayer held the shares). In general, the penalty tax is equivalent to the generally applicable U.S. federal income tax and an interest charge on taxes that are deemed due during the period the shareholder owned the shares, computed by assuming that the excess distribution or gain (in the case of a sale) with respect to the shares was taken in equal portion at the highest applicable tax rate on ordinary income throughout the shareholder’s period of ownership. In addition, a distribution paid by a PFIC to U.S. Shareholders that is characterized as a dividend and is not characterized as an excess distribution would not be eligible for a reduced rate of tax as qualified dividend income.
      For the above purposes, passive income generally includes interest, dividends, annuities and other investment income. The PFIC rules provide that income “derived in the active conduct of an insurance business by a corporation which is predominantly engaged in an insurance business ... is not treated as passive income.” The PFIC provisions also contain a look-through rule under which a foreign corporation shall be treated as if it “received directly its proportionate share of the income ...” and as if it “held its proportionate share of the assets ...” of any other corporation in which it owns at least 25% of the value of the stock. Under the look-through rule, RAM Holdings should be deemed to own its proportionate share of the assets and to have received its proportionate share of the income of RAM Re for purposes of the 75% test and the 50% test. We expect that the income and assets of RAM Holdings other than the income generated by RAM Re and the assets held by RAM Re will be de minimis in each year of operations with respect to the overall income and assets of RAM Holdings and RAM Re.
      The insurance income exception is intended to ensure that income derived by a bona fide insurance company is not treated as passive income, except to the extent such income is attributable to financial reserves in excess of the reasonable needs of the insurance business. We expect, for purposes of the PFIC rules, that RAM Re will be predominantly engaged in the active conduct of an insurance business and is unlikely to have financial reserves in excess of the reasonable needs of its insurance business in each year of operations. Accordingly, the Insurance Company Exception should apply to RAM Re, and none of the income or assets of RAM Re should be treated as passive. As a result, based upon the look-through rule, we believe that RAM Holdings was not and should not be treated as a PFIC. We cannot be certain, however, as there are currently no regulations regarding the application of the PFIC provisions to an insurance company and new regulations or pronouncements interpreting or clarifying these rules may be forthcoming, that the IRS will not challenge this position and that a court will not sustain such challenge. Prospective investors should consult their tax advisor as to the effects of the PFIC rules.
      Foreign Tax Credit. Because it is anticipated that U.S. Persons will own a majority of our shares, only a portion of the current income inclusions, if any, under the CFC, RPII and PFIC rules and of dividends paid by us (including any gain from the sale of common shares that is treated as a dividend under section 1248 of the Code) will be treated as foreign source income for purposes of computing a shareholder’s U.S. foreign tax credit limitations. We will consider providing shareholders with information regarding the portion of such amounts constituting foreign source income to the extent such information is reasonably available. It is also likely that substantially all of the subpart F income, RPII and dividends that are foreign source income will constitute either “passive” or “financial services” income for foreign tax credit limitation purposes (and for taxable years beginning after December 31, 2006 will constitute either “passive” or “general” income). Thus, it may not be possible for most shareholders to utilize excess foreign tax credits to reduce U.S. tax on such income.

      Information Reporting and Backup Withholding on Distributions and Disposition Proceeds. Information returns may be filed with the IRS in connection with distributions on the common shares and the proceeds from a sale or other disposition of the common shares unless the holder of the common shares establishes an exemption from the information reporting rules. A holder of common shares that does not establish such an exemption may be subject to U.S. backup withholding tax on these payments if the holder is not a corporation or non-U.S. Person or fails to provide its taxpayer identification number or otherwise comply with the backup withholding rules. The amount of any backup withholding from a payment to a U.S. Person will be allowed as a credit against the U.S. Person’s U.S. federal income tax liability and may entitle the U.S. Person to a refund, provided that the required information is furnished to the IRS.
      Proposed U.S. Tax Legislation. Legislation has been introduced in the U.S. Congress intended to eliminate certain perceived tax advantages of companies (including insurance companies) that have legal domiciles outside the United States but have certain U.S. connections. While there are no currently pending legislative proposals which, if enacted, would have a material adverse effect on us or our shareholders, it is possible that broader-based legislative proposals could emerge in the future that could have an adverse impact on us or our shareholders.
      Additionally, the U.S. federal income tax laws and interpretations regarding whether a company is engaged in a trade or business within the United States or is a PFIC, or whether U.S. Persons would be required to include in their gross income the subpart F income or the RPII of a CFC, are subject to change, possibly on a retroactive basis. There are currently no regulations regarding the application of the PFIC rules to insurance companies and the regulations regarding RPII are still in proposed form. New regulations or pronouncements interpreting or clarifying such rules may be forthcoming. We cannot be certain if, when or in what form such regulations or pronouncements may be provided and whether such guidance will have a retroactive effect.

ERISA CONSIDERATIONS
      The following is a summary of certain considerations associated with an investment in us by employee benefit plans that are subject to Title I of the Employee Retirement Income Security Act of 1974, as amended, or ERISA, or Section 4975 of the Code (and such plans are referred to as ERISA Plans), and entities whose underlying assets are considered to include “plan assets” of such plans within the meaning of U.S. Department of Labor Regulation 29 C.F.R. 2510.101 et seq., which we refer to as the Plan Asset Regulations. (which we refer to, together with ERISA Plans, as the Plans).
      THE FOLLOWING IS MERELY A SUMMARY, HOWEVER, AND SHOULD NOT BE CONSTRUED AS LEGAL ADVICE OR AS COMPLETE IN ALL RELEVANT RESPECTS. ALL INVESTORS ARE URGED TO CONSULT THEIR LEGAL ADVISORS BEFORE INVESTING ASSETS OF A PLAN IN OUR COMPANY AND TO MAKE THEIR OWN INDEPENDENT DECISIONS.
      A fiduciary considering investing the assets of an ERISA Plan in us should consult its legal advisor about ERISA, fiduciary and other legal considerations before making such an investment. Specifically, before investing in our common shares, any fiduciary should, after considering the ERISA Plan’s particular circumstances, determine whether the investment is appropriate under the fiduciary standards of ERISA or other applicable law including standards with respect to prudence, diversification and delegation of control and the prohibited transaction provisions of ERISA and the Code.
Plan Assets Regulations
      ERISA and the Code do not define “plan assets.” However, the Plan Asset Regulations generally provide that when a Plan acquires an equity interest in an entity that is neither a “publicly-offered security” nor a security issued by an investment company registered under the Investment Company Act of 1940, as amended, which we refer to as the Act, the Plan’s assets include both the equity interest in the entity and an undivided interest in each of the underlying assets of the entity, unless it is established either that equity participation in the entity by “benefit plan investors” is not “significant” or that the entity is an “operating company,” in each case as defined in the Plan Asset Regulations.
      We anticipate that our common shares will meet the criteria for “publicly-offered securities” under the Plan Asset Regulations and, accordingly, our underlying assets should not be considered plan assets of any Plan that purchases our common shares.
Prohibited Transactions
      The purchase or holding of our common shares by or on behalf of a Plan could result in a prohibited transaction. Section 406 of ERISA prohibits a “party in interest” and Section 4975 of the Code prohibits a “disqualified person” with respect to a Plan from engaging in some transactions, including loans or sales, involving a Plan and its assets unless a statutory or administrative exemption applies to the transaction. Therefore, if you are a fiduciary of an ERISA Plan or a person making investment decisions for another Plan, you should consider whether an investment in us might constitute or give rise to a non-exempt prohibited transaction under ERISA and/or the Code. Parties in interest or disqualified persons that participate in a prohibited transaction may be subject to a penalty imposed under ERISA and/or an excise tax imposed pursuant to Section 4975 of the Code, unless a statutory or administrative exemption is available.
      Governmental plans (as defined in Section 3(32) of ERISA), church plans (as defined in Section 3(33) of ERISA), if no election has been made under Section 410(d) of the Code, and foreign plans (as defined in Section 4(b)(4) of ERISA), while generally not subject to the fiduciary responsibility provisions of ERISA or the provisions of Section 4975 of the Code, may nevertheless be subject to provisions of any federal, state, local, non-U.S. or other laws or regulations that are similar to such provisions of ERISA or the Code (collectively, Similar Laws). Assets of such plans may be invested in our common shares without regard to the ERISA considerations described herein, subject to the provisions of other applicable Similar Laws.
      The sale of our common shares to a Plan investor is in no respect a representation by us that such an investment meets all relevant legal requirements with respect to investments by Plans generally or any particular Plan, or that such an investment is appropriate for Plans generally or any particular Plan.

DESCRIPTION OF SHARE CAPITAL
      The following summary of our share capital is qualified by the provisions of our memorandum of association, our amended and restated bye-laws and the amended and restated shareholders agreement among substantially all of our existing shareholders, copies of which will be filed as exhibits to the registration statement of which this prospectus is a part. Our amended and restated bye-laws and the amended and restated shareholders agreement will each become effective immediately prior to the completion of this offering. Except as otherwise specifically stated, all references to “bye-laws” are intended to refer to our amended and restated bye-laws and all references to “shareholders agreement” are intended to refer to our amended and restated shareholders agreement, both as will be in effect upon the consummation of this offering. In this section, “we,” “us” and “our” refers to RAM Holdings and not to RAM Re.
General
      Immediately prior to the completion of this offering, we will have authorized share capital of $          comprised of                      shares of par value $           per share, of which           are common shares, and           are preference shares. Immediately after completion of this offering,           common shares and no preference shares will be issued and outstanding.
Common Shares
      Except as described below, our common shares will have no preemptive rights or other rights to subscribe for additional common shares, no rights of redemption, conversion or exchange and no sinking fund rights. In the event of liquidation, dissolution or winding-up, the holders of our common shares are entitled to share equally and ratably in our assets, if any, remaining after the payment of all our debts and liabilities and the liquidation preference of any outstanding preferred shares. All of the common shares being sold in this offering will be fully paid and non-assessable. Holders of our common shares are entitled to receive such dividends as may be lawfully declared from time to time by our board of directors.
Preference Shares
      As of the date of this prospectus, no preference shares have been issued. Subject to certain limitations contained in our bye-laws and any limitations prescribed by applicable law, our board of directors is authorized to issue preference shares in one or more series and to fix the designation, powers, preferences and rights and the qualifications, limitations or restrictions of such shares, including but not limited to dividend rates, conversion rights, voting rights, terms of redemption/repurchase (including sinking fund provisions), redemption/repurchase prices and liquidation preferences, and the number of shares constituting and the designation of any such series, without further vote or action by our shareholders.
Voting Rights
      In general, and except as provided below, shareholders have one vote for each common share held by them and are entitled to vote at all meetings of shareholders. However, if, and for so long as, the shares of a shareholder are treated as “controlled shares” of any U.S. Person other than PMI and such controlled shares constitute more than 9.9% of the votes conferred by our issued shares, the voting rights with respect to the controlled shares owned by such U.S. Person shall be limited, in the aggregate, to a voting power of less than 9.9%, under a procedure specified in our bye-laws. The procedure is applied repeatedly until the voting power of all such U.S. Persons (that is, 9.9% U.S. Shareholders) has been reduced to less than 9.9%. Further, except as set forth below, our board of directors may deviate from the foregoing principles when it deems it appropriate to do so (i) to avoid the existence of any 9.9% U.S. Shareholders, or 24.5% U.S. Shareholders or (ii) to avoid a non-de minimis adverse tax, legal or regulatory consequence to us, any direct or indirect holder of our shares or its affiliates. “Controlled shares” includes, among other things, all shares of the Company that a person is deemed to own directly, indirectly or constructively (within the meaning of sections 957 and 958 of the Code). In addition, at any time that the controlled shares of PMI constitute (i) more than 9.9% of the voting power conferred by our issued shares and (ii) 24.5% or more of either the voting power or value of our issued shares, the voting rights with respect to the controlled shares owned by PMI will be limited to a voting power of 9.9%.
      For example, the voting power of shares owned by an investor may be reduced or in certain cases eliminated, if, pursuant to certain constructive ownership rules, shares owned or deemed to be owned by the investor are attributed to another investor or shares owned or deemed owned by another investor are attributed to the investor or the investor is invested in an entity in which another investor invests.
      In the event the above voting limitations must be applied in situations as described above, the voting limitation shall apply to PMI only after the limitation has been applied to all other shareholders whose votes are subject to reduction and the voting power held by PMI shall not be reduced to below 9.9% by operation of these provisions.
      Under these provisions, certain shareholders may have their voting rights limited to less than one vote per share, while other shareholders may have voting rights in excess of one vote per share. Moreover, these provisions could have the effect of reducing the votes of certain shareholders who would not otherwise be subject to the 9.9% limitation by virtue of their direct ownership of our shares. Our bye-laws provide that our board of directors will endeavor to inform shareholders of their voting interests prior to any vote to be taken by them.
      Our board is authorized to request that any direct or indirect holder of shares provide information as the board may reasonably request for the purpose of determining whether any holder’s voting rights are to be adjusted. If any such holder fails to respond to this request or submits incomplete or inaccurate information, our board may determine that such holders’ shares shall carry no voting rights until such time as our board determines otherwise. All information provided by the shareholder will be treated by us as confidential information and shall be used by us solely for the purpose of establishing whether any 9.9% U.S. Shareholder exists (except as otherwise required by applicable law or regulation).
      With respect to the election of directors, shareholders have the right to cast votes in the election or appointment of directors on a cumulative basis, meaning they may cast the number of votes for directors equal to the product of the number of shares owned by the shareholder and the number of directors to be elected.
Restrictions on Transfer of Common Shares
      Each transfer of common shares must comply with current BMA rules and regulations or have specific permission from the BMA. Our board of directors may decline to register a transfer of any common shares under certain circumstances, including if it appears to the board, after taking into account the effect of any voting power adjustments under our bye-laws, that a non-de minimis adverse tax, regulatory or legal consequence to us, any direct or indirect holder of our shares or its affiliates may occur as a result of such transfer. Transfers must be made by instrument (not in electronic or other form) unless otherwise permitted by the Bermuda Companies Act.
Acquisition of Common Shares by Us
      Under our bye-laws and subject to Bermuda law, we may purchase our own shares, provided, however, that such purchase may not be made if the board of directors determines that it would result in a non-de minimis adverse tax, legal or regulatory consequence to us, any direct or indirect holder of our shares or its affiliates.
Issuance of Shares
      Subject to our bye-laws and Bermuda law, our board of directors has the power to issue any of our unissued shares as it determines, including the issuance of any shares or class of shares with preferred, deferred or other special rights, provided, however, we may not issue such shares if the board of directors determines such issuance may result in a non-de minimis adverse tax, legal or regulatory consequence to us, any direct or indirect holder of shares or its affiliates.
Bye-laws
      In addition to the provisions of our bye-laws described above under “— Voting Rights,” the following provisions are a summary of some of the other important provisions of our bye-laws.
      Our Board of Directors and Corporate Action. Subject to our bye-laws and Bermuda law, the directors shall be elected or appointed by holders of common shares. Our bye-laws provide that our board of directors shall consist of between 11 and 15 members, as the board of directors may determine. The current board of directors consists of 11 persons. Shareholders may only remove a director for cause at any general meeting and by a vote of a majority of the voting power of all outstanding voting shares (after giving effect to any voting power adjustments under the bye-laws), provided that the notice of any such meeting convened for the purpose of removing a director shall contain a statement of the intention to do so and shall be provided to that director at least two weeks before such meeting. A vacancy created by removal of a director by the shareholders may be filled by a vote of the majority of votes cast (after giving effect to any voting power adjustments under the bye-laws) by the shareholders at the meeting where the vacancy is created. Subject to the right of shareholders mentioned above, any vacancies on the board of directors can be filled by the vote of a majority of the members of the board of directors then in office if the vacancy occurs as a result of death, disability, disqualification, or resignation of a director or any other proper cause, including removal, provided that the vacancy is filled within 28 days of its occurrence.
      Generally, the affirmative votes of a majority of the votes cast at any meeting at which a quorum is present is required to authorize a resolution put to vote at a meeting of the board of directors. Corporate action may also be taken by a unanimous written resolution of the board of directors without a meeting, provided, among other things, that the board has not determined that the use of a resolution in writing would have a non-de minimis adverse tax, legal or regulatory consequence to us, any direct or indirect holder of our shares or its affiliates. The quorum necessary for the transaction of business at a meeting of the board of directors shall be fixed by the board of directors and unless so fixed shall be a simple majority of directors then in office present in person or represented by a duly authorized representative.
      Our bye-laws provide that our board is authorized to appoint a chairman of the board of directors. In the event that the voting rights of controlled shares owned by PMI are limited to a voting power of 9.9% as described above under “— Voting Rights,” then our bye-laws provide that PMI may appoint the chairman of the board from among the directors then serving on the board of directors. However, PMI may only appoint a director as chairman if PMI voted at least half of the voting power of common shares it owned at the time of the last general meeting of our shareholders for the election of directors in favor of the director it appoints.
      Voting of Subsidiary Shares. Our bye-laws provide that if we are required or entitled to vote at a general meeting of our direct non-U.S. subsidiaries, our board of directors shall refer the subject matter of the vote to our shareholders and seek direction from our shareholders as to how we should vote on the resolution proposed by such direct non-U.S. subsidiary. Substantially similar provisions are or will be contained in the bye-laws of RAM Re and the organizational documents of any other of our non-U.S. subsidiaries that we may form in the future.
      Shareholder Action. At the commencement of any general meeting, two or more persons present in person and representing, in person or by proxy, more than 50% of the aggregate voting power of our shares shall constitute a quorum for the transaction of business. In general, anything that may be done by resolution of our shareholders in a general meeting may, without a meeting, be taken by a resolution in writing signed by all of the shareholders entitled to attend such meeting and vote on the resolution; provided that, among other things, the board has not determined that the use of a resolution in writing would have a non-de minimis adverse tax, legal or regulatory consequence to us, any direct or indirect holder of our shares or its affiliates. In general, any questions proposed for the consideration of the shareholders at any general meeting shall be decided by the affirmative votes of a majority of the votes cast in accordance with the bye-laws. The following actions shall be approved by the affirmative vote of at least sixty-six percent (66%) of the voting power of shares entitled to vote at a meeting of shareholders (in each case, after taking into account voting power adjustments under our bye-laws): certain business combination transactions and amendments to the bye-laws affecting the provisions on voting power adjustments, election of directors, terms of office of directors, removal of directors, business combinations and amendment of the bye-laws. As noted above, removal of directors from our board requires the vote of a majority of outstanding voting shares.
      Advance Notice of Certain Actions. Our bye-laws provide that if a shareholder desires to submit a proposal for consideration at an annual general meeting or special general meeting, written notice of such shareholder’s intent to make such a proposal must contain the information required by the bye-laws and must be given and received by us not later than (1) with respect to an annual general meeting, 120 days prior to the anniversary date of the immediately preceding annual general meeting and (2) with respect to a special general meeting, the close of business on the tenth day following the date on which notice of such meeting is first sent or given to shareholders. If a shareholder desires to nominate persons for election as directors at an annual general meeting or special general meeting, written notice of such shareholder’s intent to make such nomination, and must be given and received by us not later than (1) with respect to an annual general meeting, 90 days prior to the anniversary date of the immediately preceding annual general meeting and (2) with respect to a special general meeting, the close of business on the tenth day prior to the meeting at which directors are to be elected.
      Amendment. The bye-laws may only be amended by a resolution adopted by the board of directors and by resolution of the shareholders. See “— Shareholder Action” for a discussion of the vote required for shareholders to amend the bye-laws. In addition, as long as PMI remains a shareholder, the following changes to the bye-laws may only be made with the consent of PMI: (1) amending the voting power adjustments if a change would adversely affect PMI, (2) reducing the size of the board of directors, (3) amending PMI’s right to appoint the chairman of the board of directors, (4) permitting removal of a director for other than cause, (5) amending the cumulative voting provisions and (6) amending the amendment provision.
Anti-Takeover Provisions Concerning Change of Control
      Some of the provisions described above could delay or prevent a change of control that our shareholders might consider favorable. Even in the absence of an attempt to effect a change in management or a takeover attempt, these provisions may adversely affect the prevailing market price of our common shares if they are viewed as discouraging changes in management and takeover attempts in the future. For example, our bye-laws contain the following provisions that could have such an effect:

•	shareholders are required to provide us with advance notice of shareholder nominations and proposals to be brought before any general meeting of shareholders, which could discourage or deter a third party from conducting a solicitation of proxies to elect its own slate of directors or to introduce a proposal;

•	shareholders have limited rights to remove directors;

•	our board of directors may issue preference shares, without shareholder approval, with voting and conversion rights that could adversely affect the voting power or other rights of holders of our common shares;

•	any shareholder owning, directly, indirectly or, in the case of any U.S. Person by attribution, more than 9.9%, or in certain cases 24.5%, of our common shares will have the voting rights attached to such common shares reduced so that it may not exercise more than 9.9% of the total voting rights; and

•	our directors may, in their discretion, decline to record the transfer of any common shares on our share register, if the directors have made a determination that such transfer may result in any non-

de-minimis tax, legal or regulatory consequences to us, our subsidiaries or our shareholders or if they are not satisfied that all required regulation approvals for such transfer have been obtained.

Differences in Corporate Law
      You should be aware that the Bermuda Companies Act, which applies to us, differs in certain material respects from laws generally applicable to U.S. corporations and their shareholders. In order to highlight these differences, set forth below is a summary of certain significant provisions of the Bermuda Companies Act applicable to us (including modifications adopted pursuant to our bye-laws) which differ in certain respects from provisions of the corporate law of the State of Delaware. Because the following statements are summaries, they do not address all aspects of Bermuda law that may be relevant to us and our shareholders.
      Duties of Directors. Under Bermuda common law, members of a board of directors owe a fiduciary duty to the company to act in good faith in their dealings with or on behalf of the company, and to exercise their powers and fulfill the duties of their office honestly. This duty has the following essential elements: (1) a duty to act in good faith in the best interests of the company; (2) a duty not to make a personal profit from opportunities that arise from the office of director; (3) a duty to avoid conflicts of interest; and (4) a duty to exercise powers for the purpose for which such powers were intended. The Bermuda Companies Act also imposes a duty on directors and officers of a Bermuda company, to act honestly and in good faith, with a view to the best interests of the company, and to exercise the care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances. In addition, the Bermuda Companies Act imposes various duties on officers of a company with respect to certain matters of management and administration of the company.
      The Bermuda Companies Act provides that in any proceedings for negligence, default, breach of duty or breach of trust against any officer, if it appears to a court that such officer is or may be liable in respect of the negligence, default, breach of duty or breach of trust, but that he has acted honestly and reasonably, and that, having regard to all the circumstances of the case, including those connected with his appointment, he ought fairly to be excused for the negligence, default, breach of duty or breach of trust, that court may relieve him, either wholly or partly, from any liability on such terms as the court may think fit. This provision has been interpreted to apply only to actions brought by or on behalf of the company against such officers.
      Under Delaware law, the business and affairs of a corporation are managed by or under the direction of its board of directors. In exercising their powers, directors are charged with a fiduciary duty of care to protect the interests of the corporation and a fiduciary duty of loyalty to act in the best interests of its shareholders. The duty of care requires that directors act in an informed and deliberate manner, and inform themselves, prior to making a business decision, of all relevant material information reasonably available to them. The duty of care also requires that directors exercise care in overseeing and investigating the conduct of corporate employees. The duty of loyalty may be summarized as the duty to act in good faith, not out of self-interest, and in a manner which the director reasonably believes to be in the best interests of the shareholders. A party challenging the propriety of a decision of a board of directors bears the burden of rebutting the applicability of the presumptions afforded to directors by the “business judgment rule.” If the presumption is not rebutted, the business judgment rule attaches to protect the directors and their decisions. Where, however, the presumption is rebutted, the directors bear the burden of demonstrating the fairness of the relevant transaction. Notwithstanding the foregoing, Delaware courts subject directors’ conduct to enhanced scrutiny in respect of defensive actions taken in response to a threat to corporate control and approval of a transaction resulting in a sale of control of the corporation.
      Interested Directors. Under Bermuda law and our bye-laws, a transaction entered into by us, in which a director has an interest, will not be voidable by us, and such director will not be liable to us for any profit realized pursuant to such transaction, provided the nature of the interest is disclosed at the first opportunity at a meeting of directors, or in writing to the directors. In addition, our bye-laws allow a director to be taken into account in determining whether a quorum is present and to vote on a transaction in which the director has an interest following a declaration of the interest pursuant to the Bermuda Companies Act, provided that the director is not disqualified from doing so by the chairman of the meeting. Under Delaware law, such transaction would not be voidable if (i) the material facts with respect to such interested director’s relationship or interests are disclosed or are known to the board of directors, and the board of directors in good faith authorizes the transaction by the affirmative vote of a majority of the disinterested directors, (ii) such material facts are disclosed or are known to the shareholders entitled to vote on such transaction, and the transaction is specifically approved in good faith by vote of the majority of shares entitled to vote thereon, or (iii) the transaction is fair to the corporation as of the time it is authorized, approved or ratified. Under Delaware law, such interested director could be held liable for a transaction in which such director derived an improper personal benefit.
      Dividends. Bermuda law does not permit payment of dividends or distributions of contributed surplus by a company if there are reasonable grounds for believing that the company, after the payment is made, would be unable to pay its liabilities as they become due, or the realizable value of the company’s assets would be less, as a result of the payment, than the aggregate of its liabilities and its issued share capital and share premium accounts. The excess of the consideration paid on issue of shares over the aggregate par value of such shares must (except in certain limited circumstances) be credited to a share premium account. Share premium may be distributed in certain limited circumstances, for example to pay up unissued shares which may be distributed to shareholders in proportion to their holdings, but is otherwise subject to limitation. In addition, RAM Re’s ability to pay dividends is subject to Bermuda insurance laws and regulatory constraints. See “Dividend Policy” and “Regulation.” Under Delaware law, subject to any restrictions contained in the company’s certificate of incorporation, a company may pay dividends out of surplus or, if there is no surplus, out of net profits for the fiscal year in which the dividend is declared and for the preceding fiscal year. Delaware law also provides that dividends may not be paid out of net profits at any time when capital is less than the capital represented by the outstanding stock of all classes having a preference upon the distribution of assets.
      Amalgamations, Mergers and Similar Arrangements. We may acquire the business of another Bermuda exempted company or a company incorporated outside Bermuda when conducting such business would benefit us and would be conducive to attaining our objectives contained within our memorandum of association. We may, with the approval of at least 66% of the outstanding voting shares at a general meeting of our shareholders at which a quorum is present, amalgamate with another Bermuda company or with a body incorporated outside Bermuda; provided that if our board of directors has approved the amalgamation, then approval of a majority of votes cast by our shareholders at a general meeting at which a quorum is present will authorize the amalgamation. In the case of an amalgamation, a shareholder may apply to a Bermuda court for a proper valuation of such shareholder’s shares if such shareholder is not satisfied that fair market value has been paid for such shares. The court ordinarily would not disapprove the transaction on that ground absent evidence of fraud or bad faith. Under Delaware law, with certain exceptions, a merger, consolidation or sale of all or substantially all the assets of a corporation must be approved by the board of directors and a majority of the outstanding shares entitled to vote thereon. Under Delaware law, a shareholder of a corporation participating in certain major corporate transactions may, under certain circumstances, be entitled to appraisal rights pursuant to which such shareholder may receive payment in the amount of the fair market value of the shares held by such shareholder (as determined by a court) in lieu of the consideration such shareholder would otherwise receive in the transaction.
      Takeovers. Bermuda law provides that where an offer is made for shares of a company and, within four months of the offer, the holders of not less than 90% of the shares which are the subject of the offer accept, the offeror may by notice require the non-tendering shareholders to transfer their shares on the terms of the offer. Dissenting shareholders may apply to the court within one month of the notice objecting to the transfer. The burden is on the dissenting shareholders to show that the court should exercise its discretion to enjoin the required transfer, which the court will be unlikely to do unless there is evidence of fraud or bad faith or collusion between the offeror and the holders of the shares who have accepted the offer as a means of unfairly forcing out minority shareholders. Delaware law provides that a parent corporation, by resolution of its board of directors and without any shareholder vote, may merge with any subsidiary of which it owns at least 90% of each class of capital shares. Upon any such merger, dissenting shareholders of the subsidiary would have appraisal rights.
      Certain Transactions with Significant Shareholders. As a Bermuda company, we may enter into certain business transactions with our significant shareholders, including asset sales, in which a significant shareholder receives, or could receive, a financial benefit that is greater than that received, or to be received, by other shareholders with prior approval from our board of directors but without obtaining prior approval from our shareholders. If we were a Delaware corporation, we would need, subject to certain exceptions, prior approval from the board of directors and shareholders holding at least two-thirds of our outstanding common stock not owned by such interested shareholder to enter into a business combination (which, for this purpose, includes asset sales of greater than 10% of our assets that would otherwise be considered transactions in the ordinary course of business) with an interested shareholder for a period of three years from the time the person became an interested shareholder, unless we opted out of the relevant Delaware statute.
      Shareholders’ Suits. The rights of shareholders under Bermuda law are not as extensive as the rights of shareholders under legislation or judicial precedent in many U.S. jurisdictions. Class actions and derivative actions are generally not available to shareholders under the laws of Bermuda. However, the Bermuda courts ordinarily would be expected to follow English case law precedent, which would permit a shareholder to commence an action in our name to remedy a wrong done to us where the act complained of is alleged to be beyond our corporate power or is illegal or would result in the violation of our memorandum of association or bye-laws. Furthermore, consideration would be given by the court to acts that are alleged to constitute a fraud against the minority shareholders or where an act requires the approval of a greater percentage of our shareholders than actually approved it. The winning party in such an action generally would be able to recover a portion of attorneys’ fees incurred in connection with such action. When the affairs of a company are being conducted in a manner which is oppressive or prejudicial to the interests of some part of the shareholders, one or more shareholders may apply to the Supreme Court of Bermuda, which may make such order as it sees fit, including an order regulating the conduct of the company’s affairs in the future or ordering the purchase of the shares of any shareholders by other shareholders or by the company. Class actions and derivative actions generally are available to shareholders under Delaware law for, among other things, breach of fiduciary duty, corporate waste and actions not taken in accordance with applicable law. In such actions, the court generally has discretion to permit the winning party to recover attorneys’ fees incurred in connection with such action.
      Indemnification of Directors and Officers. Under Bermuda law and our bye-laws, we may indemnify our directors, officers or any other person appointed to a committee of the board of directors (and their respective heirs, executors or administrators) to the full extent permitted by law against all actions, costs, charges, liabilities, loss, damage or expense incurred or suffered by such person by reason of any act done, concurred in or omitted in the conduct of our business or in the discharge of his/her duties; provided that such indemnification shall not extend to any matter involving any fraud or dishonesty (as determined in a final judgment or decree not subject to appeal) on the part of such director, officer or other person. Under Delaware law, a corporation may indemnify a director or officer of the corporation against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred in defense of an action, suit or proceeding by reason of such position if (i) such director or officer acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation and (ii) with respect to any criminal action or proceeding, such director or officer had no reasonable cause to believe his conduct was unlawful.
      Inspection of Corporate Records. Members of the general public have the right to inspect our public documents available at the office of the Registrar of Companies in Bermuda and our registered office in Bermuda, which will include our memorandum of association (including its objects and powers) and any alteration to our memorandum of association and documents relating to any increase or reduction of authorized capital. Our shareholders have the additional right to inspect our bye-laws, minutes of general meetings and financial statements, which must be presented to the annual general meeting of shareholders. The register of our shareholders is also open to inspection by shareholders without charge, and to members of the public for a fee. We are required to maintain our share register in Bermuda but may establish a branch register outside of Bermuda. We are required to keep at our registered office a register of our directors and officers which is open for inspection by members of the public without charge. Bermuda law does not, however, provide a general right for shareholders to inspect or obtain copies of any other corporate records. Delaware law permits any shareholder to inspect or obtain copies of a corporation’s shareholder list and its other books and records for any purpose reasonably related to such person’s interest as a shareholder.
      Shareholder Proposals. Under Bermuda law, the Bermuda Companies Act provides that shareholders may, as set forth below and at their own expense (unless a company otherwise resolves), require a company to give notice of any resolution that the shareholders can properly propose at the next annual general meeting and/or to circulate a statement prepared by the requesting shareholders in respect of any matter referred to in a proposed resolution or any business to be conducted at a general meeting. The number of shareholders necessary for such a requisition is either that number of shareholders representing at least 5% of the total voting rights of all shareholders having a right to vote at the meeting to which the requisition relates or not less than 100 shareholders. Delaware law does not include a provision restricting the manner in which nominations for directors may be made by shareholders or the manner in which business may be brought before a meeting.
      Calling of Special Shareholders Meetings; Approval of Corporate Matters by Written Consent. Under our bye-laws, a special general meeting may be called by our President or by our Chairman or by the board of directors. Under Bermuda law, a special meeting may also be called by the shareholders when requisitioned by the holders of at least 10% of the paid up voting share capital of RAM Holdings as provided by the Bermuda Companies Act. Delaware law permits the board of directors or any person who is authorized under a corporation’s certificate of incorporation or bye-laws to call a special meeting of shareholders. Under Bermuda law, the Bermuda Companies Act provides that shareholders may take action by written consent with 100% shareholders consent required. Delaware law permits shareholders to take action by the consent in writing by the holders of outstanding stock having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting of shareholders at which all shares entitled to vote thereon were present and voted.
      Amendment of Memorandum of Association. Bermuda law provides that the memorandum of association of a company may be amended by a resolution passed at a general meeting of shareholders of which due notice has been given. An amendment to the memorandum of association that alters a company’s business objects may require approval of the Bermuda Minister of Finance, who may grant or withhold approval at his or her discretion. Under Bermuda law, the holders of an aggregate of not less than 20% in par value of a company’s issued share capital have the right to apply to the Bermuda courts for an annulment of any amendment of the memorandum of association adopted by shareholders at any general meeting, other than an amendment which alters or reduces a company’s share capital as provided in the Bermuda Companies Act. Where such an application is made, the amendment becomes effective only to the extent that it is confirmed by the Bermuda court. An application for an annulment of an amendment of the memorandum of association must be made within 21 days after the date on which the resolution altering the company’s memorandum of association is passed and may be made on behalf of persons entitled to make the application by one or more of their designees as such holders may appoint in writing for such purpose. No application may be made by the shareholders voting in favor of the amendment.
      Under Delaware law, amendment of the certificate of incorporation, which is the equivalent of a memorandum of association, of a company must be made by a resolution of the board of directors setting forth the amendment, declaring its advisability, and either calling a special meeting of the shareholders entitled to vote or directing that the amendment proposed be considered at the next annual meeting of the shareholders. Delaware law requires that, unless a different percentage is provided for in the certificate of incorporation, a majority of the outstanding shares entitled to vote thereon is required to approve the amendment of the certificate of incorporation at the shareholders meeting. If the amendment would alter the number of authorized shares or otherwise adversely affect the rights or preference of any class of a company’s stock, Delaware law provides that the holders of the outstanding shares of such affected class should be entitled to vote as a class upon the proposed amendment, regardless of whether such holders are entitled to vote by the certificate of incorporation. However, the number of authorized shares of any class may be increased or decreased, to the extent not falling below the number of shares then outstanding, by the affirmative vote of the holders of a majority of the stock entitled to vote, if so provided in the company’s certificate of incorporation or any amendment that created such class or was adopted prior to the issuance of such class or that was authorized by the affirmative vote of the holders of a majority of such class of stock.
      Amendment of Bye-Laws. Consistent with the Bermuda Companies Act, RAM Holdings’ bye-laws provide that the bye-laws may only be rescinded, altered or amended, upon approval by a resolution of our board of directors and by a resolution of our shareholders. Under Delaware law, holders of a majority of the voting power of a corporation and, if so provided in the certificate of incorporation, the directors of the corporation, have the power to adopt, amend and repeal the bylaws of a corporation.
      Staggered Board of Directors. Under Bermuda law, the Bermuda Companies Act does not contain statutory provisions specifically mandating staggered board arrangements for a Bermuda exempted company. Such provisions, however, may validly be provided for in the bye-laws governing the affairs of such a company. Delaware law permits corporations to have a staggered board of directors.
Shareholders Agreement
      All of the current holders of our common shares are parties to a Shareholders Agreement. Investors who purchase our shares in this offering will neither be subject to the requirements of the Shareholders Agreement nor have any rights under the Shareholders Agreement. Upon completion of this offering, certain provisions of the Shareholders Agreement will terminate. The following is a summary of some of the important provisions of the Shareholders Agreement that will be in effect following the closing of this offering:
      Registration Rights. Subject to obtaining all approvals required by Bermuda governmental authorities and to compliance with applicable provisions of the Bermuda Companies Act, the parties to the Shareholders Agreement shall have the right to require us to register all or part of our common shares held by such shareholders pursuant to an underwritten public offering, subject to the following limitations: (i) certain requirements as to the size of the demand are met for all shareholders who are party to the Shareholders Agreement except PMI, (ii) in connection with the demand, the common shares to be offered must have an aggregate offering price of at least $25 million (based on the then-current market price, or offering price if there has been no initial public offering of our common shares), (iii) our right to delay the registration for a period not to exceed 60 days if either we are proceeding with an offering and in the judgment of the managing underwriter for our offering, the requested registration would have an adverse effect on our proposed offering or we are in possession of material non-public information that our board has determined would not be in our best interests to disclose publicly, (iv) we will not be required to effect a registration under the Shareholders Agreement to the extent required by a managing underwriter in an underwritten public offering, during a period not to exceed 180 days (in the case of this offering) or 90 days (in the case of all other offerings), from the effectiveness of any previous registration statement filed by us, (v) we are not required to give effect to such rights more than four times, subject to PMI having the right to demand one or two additional registrations in certain circumstances, and (vi) such rights will be subject to customary cutback provisions. Our ability to not file or to delay the filing of a registration will be, in certain circumstances, limited to twice per any 12-month period.
      We will pay all expenses (other than underwriting commissions and discounts and transfer taxes relating to the shares to be sold by the shareholders), including legal and accounting fees and expenses, for the registration. Holders of our common shares also have customary incidental registration rights. Other customary registration rights provisions apply, including indemnification and contribution provisions as permitted by Bermuda law.

      If the size of a requested registration of our shares in accordance with the rights described above exceeds the largest number of securities which can be sold without having an adverse effect on this offering (in the view of the managing underwriter), the number of securities to be registered shall be allocated on a pro rata basis (subject to adjustment).
      Pursuant to the Shareholders Agreement, the shareholders will also have certain incidental registration rights in the event that we at any time propose to register any of our shares or any options, warrants or other rights to acquire, or securities convertible into or exchangeable for, our shares, subject to the exceptions listed therein.
      If the registration of shares pursuant to the rights described shall be in connection with an underwritten public offering:

•	the shareholders whose shares are to be registered in any given offering have agreed that, subject to certain conditions and exceptions, they will not effect any sale or distribution of their remaining shares or any other of our equity securities or any security convertible into or exchangeable or exercisable for any of our equity securities for a period of ten days prior to the date of the effectiveness of the relevant registration statement until 180 days (in the case of this offering) or 90 days (in the case of all other offerings) following such date; and

•	we have agreed, subject to certain conditions and exceptions, not to effect any public sale or distribution of any of our equity securities or of any other security convertible into or exchangeable or exercisable for any of our equity securities for a period of ten days prior to the date of the effectiveness of the relevant registration statement until 180 days (in the case of an initial public offering) or 90 days (in the case of all other offerings) following such date.
      Pre-emptive Rights of PMI. The Shareholders Agreement provides that in the event we propose to issue new voting shares, excluding shares issued in any stock split, recapitalization or similar transaction where shares are issued proportionately to all shareholders, we will provide PMI with notice of the proposed issuance and PMI has the option to purchase from us new voting shares up to the amount needed to maintain its then-existing voting percentage ownership after giving effect to the issuance. If we are issuing new voting shares for cash, PMI shall pay the same price as we are receiving in the issuance. If we are issuing new shares for consideration other than cash, PMI shall pay the fair market value for such shares. PMI’s preemptive right will terminate on the first business day following any one-year period during which PMI’s voting percentage ownership remained equal to less than 18%.
      This summary of the Shareholders Agreement does not purport to be complete and is subject to, and qualified in its entirety by reference to, all the provisions of the Shareholders Agreement.
Listing
      We have applied to have our common shares approved for listing on the New York Stock Exchange under the trading symbol “          .”
Transfer Agent and Registrar
      The transfer agent and registrar for the common shares will be           , whose principal executive office is located at           .

SHARES ELIGIBLE FOR FUTURE SALE
      Upon completion of this offering and a                     for 1 subdivision of our common shares and the issuance of bonus shares on a                     for 1 basis described in “Reorganization Transactions,” we will have a total of common shares outstanding. All of the                     common shares sold in this offering (plus an additional                     if the over-allotment option is exercised in full, all of which are currently outstanding and would be sold by the selling shareholders) will be freely tradable without restriction or further registration under the Securities Act by persons other than our “affiliates.” Under the Securities Act, an “affiliates” of a company is a person that directly or indirectly controls, is controlled by or is under common control with that company.
      The remaining                     common shares outstanding will be “restricted securities” within the meaning of Rule 144 under the Securities Act and may not be sold in the absence of registration under the Securities Act unless an exemption from registration is available, including the exemptions contained in Rule 144.
      We, certain of our principal shareholders, all of our executive officers and all members of our board of directors will agree not to offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend or otherwise transfer or dispose of, directly or indirectly, any common shares, or any securities convertible into or exercisable for any common shares or any right to acquire our common shares, or enter into any swap or other arrangement that transfers to another, in whole or in part, directly or indirectly, any of the economic consequences of ownership of the common shares, whether any such transaction is to be settled by delivery of common shares or other securities, in cash or otherwise for a period of 180 days following the closing of this offering, subject to certain exceptions.
      The preceding sentence however does not apply to (i) the common shares sold in this offering; (ii) any common shares issued by us upon the exercise of an option outstanding on the date of the Underwriting Agreement; (iii) certain transfers by shareholders to affiliates or related persons; or (iv) such issuances of options or grants of restricted shares under our stock option and incentive plans as described herein. The underwriters, at any time, and without notice, may release all or any portion of the common shares subject to the foregoing lock-up agreements.
      In general, under Rule 144, a person (or persons whose shares are aggregated), including any person who may be deemed our affiliate, is entitled to sell within any three-month period, a number of restricted securities that does not exceed the greater of 1% of the then outstanding common shares and restricted securities that does not exceed the greater of 1% of the then outstanding common shares and the average weekly trading volume in the over-the-counter market during the four calendar weeks preceding each such sale, provided that at least one year has elapsed since such shares were acquired from us or any affiliate of ours and certain manner of sale, notice requirements and requirements as to availability of current public information about us are satisfied. Any person who is deemed to be our affiliated must comply with the provisions of Rule 144 (other than the one-year holding period requirement) in order to sell common shares which are not restricted securities (such as shares acquired by affiliates either in this offering or through purchases in the open market following this offering). In addition, under Rule 144(k), a person who is not our affiliate, and who has not been our affiliate at any time during the 90 days preceding any sale, is entitled to sell such shares without regard to the foregoing limitations, provided that at least two years have elapsed since the shares were acquired from us or any affiliate of ours.
      We have granted options to purchase a total of  common shares (after giving effect to a                     for 1 subdivision of our common shares and the issuance of bonus shares on a                     for 1 basis issuance described in “Reorganization Transactions”) which remain outstanding.
      Pursuant to the Shareholders Agreement, the parties thereto shall have the right to require us to register all or part of our common shares held by such shareholders pursuant to an underwritten public offering, subject to the following limitations: (i) certain requirements as to the size of the demand are met for all shareholders who are party to the Shareholders Agreement except PMI, (ii) in connection with the demand, the common shares to be offered must have an aggregate offering price of at least $25 million (based on the then-current market price, or offering price if there has been no initial public offering of our common shares), (iii) our right to delay the registration for a period not to exceed 60 days if either we are proceeding with an offering and in the judgment of the managing underwriter for our offering, the requested registration would have an adverse effect on our proposed offering or we are in possession of material non-public information that our board has determined would not be in our best interests to disclose publicly, (iv) to the extent required by a managing underwriter in an underwritten public offering, during a period not to exceed 180 days (in the case of an initial public offering) or 90 days (in the case of all other offerings), from the effectiveness of any previous registration statement filed by us, (v) we are not required to give effect to such rights more than four times, subject to PMI having the right to demand one or two additional registrations in certain circumstances, and (vi) such rights will be subject to customary cutback provisions. Our ability to not file or to delay the filing of a registration will be, in certain circumstances, limited to twice per any 12-month period. We are generally obligated to bear the expenses of all such registrations, other than underwriting commissions and discounts and transfer taxes relating to the shares to be sold by the shareholders.
      Following the consummation of this offering, we intend to file one or more registration statements on Form S-8 under the Securities Act to register common shares issued or reserved for issuance under the 2001 Stock Option Plan. Any such Form S-8 registration statement will automatically become effective upon filing. Accordingly, shares registered under such registration statement will be available for sale in the open market, unless such shares are subject to vesting restrictions with us or the lock-up restrictions described above.
      No prediction can be made as to the effect, if any, future sales of shares, or the availability of shares for future sales, will have on the market price of our common shares prevailing from time to time. The sale of substantial amounts of our common shares in the public market, or the perception that such sales could occur, could harm the prevailing market price of our common shares.

UNDERWRITING
      We and the selling shareholders are offering the common shares described in this prospectus through a number of underwriters. Banc of America Securities LLC and Merrill Lynch, Pierce, Fenner & Smith Incorporated are the representatives of the underwriters. We and the selling shareholders have entered into a firm commitment underwriting agreement with the representatives. Subject to the terms and conditions of the underwriting agreement, we and the selling shareholders have agreed to sell to the underwriters, and each underwriter has agreed to purchase, the number of common shares listed next to its name in the following table:

Underwriter	Number of Shares

Banc of America Securities LLC
Merrill Lynch, Pierce, Fenner & Smith Incorporated
Keefe, Bruyette & Woods

Total

      The underwriting agreement is subject to a number of terms and conditions and provides that the underwriters must buy all of the shares if they buy any of them. The underwriters will sell the shares to the public when and if the underwriters buy the shares from us and the selling shareholders.
      The underwriters initially will offer the shares to the public at the price specified on the cover page of this prospectus. The underwriters may allow a concession of not more than $           per share to selected dealers. The underwriters may also allow, and those dealers may re-allow, a concession of not more than $           per share to some other dealers. If all the shares are not sold at the public offering price, the underwriters may change the public offering price and the other selling terms. The common shares are offered subject to a number of conditions, including:

•	receipt and acceptance of the common shares by the underwriters; and

•	the underwriters’ right to reject orders in whole or in part.
      Over-Allotment Option. The selling shareholders have granted the underwriters an over-allotment option to buy up to  additional common shares, at the same price per share as they are paying for the shares shown in the table above. These additional shares would cover sales of shares by the underwriters which exceed the total number of shares shown in the table above. The underwriters may exercise this option at any time within 30 days after the date of this prospectus. To the extent that the underwriters exercise this option, each underwriter will purchase additional shares from the selling shareholders in approximately the same proportion as it purchased the shares shown in the table above. If purchased, the additional shares will be sold by the underwriters on the same terms as those on which the other shares are sold. The selling shareholders will pay the underwriting discounts and commissions associated with the exercise of this option.
      Discount and Commissions. The following table shows the per share and total underwriting discounts and commissions to be paid to the underwriters by us and by the selling shareholders. These amounts are shown assuming no exercise and full exercise of the underwriters’ option to purchase additional shares.
      We estimate that the expenses of the offering to be paid by us, not including underwriting discounts and commissions, will be approximately $                    . The underwriters have agreed to reimburse us for a portion of these expenses.
      Listing. We intend to apply to have our common shares listed on the New York Stock Exchange, subject to notice of issuance, under the symbol “          ”. In order to meet one of the requirements for

listing our common shares on the New York Stock Exchange, the underwriters have undertaken to sell 100 or more shares of our common shares to a minimum of 2,000 beneficial holders.

Paid by the Selling
	Paid by Us		Shareholders

	No Exercise	Full Exercise	No Exercise	Full Exercise

Per Share	$	$	$	$

Total	$	$	$	$

      Stabilization. In connection with this offering, the underwriters may engage in activities that stabilize, maintain or otherwise affect the price of our common shares, including:

•	stabilizing transactions;

•	short sales;

•	syndicate covering transactions;

•	imposition of penalty bids; and

•	purchases to cover positions created by short sales.
      Stabilizing transactions consist of bids or purchases made for the purpose of preventing or retarding a decline in the market price of our common shares while this offering is in progress. Stabilizing transactions may include making short sales of our common shares, which involve the sale by the underwriters of a greater number of common shares than they are required to purchase in this offering, and purchasing common shares from us or on the open market to cover positions created by short sales. Short sales may be “covered” shorts, which are short positions in an amount not greater than the underwriters’ over-allotment option referred to above, or may be “naked” shorts, which are short positions in excess of that amount. Syndicate covering transactions involve purchases of our common shares in the open market after the distribution has been completed in order to cover syndicate short positions.
      The underwriters may close out any covered short position either by exercising their over-allotment option, in whole or in part, or by purchasing shares in the open market. In making this determination, the underwriters will consider, among other things, the price of shares available for purchase in the open market compared to the price at which the underwriters may purchase shares through the over-allotment option.
      A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common shares in the open market that could adversely affect investors who purchased in this offering. To the extent that the underwriters create a naked short position, they will purchase shares in the open market to cover the position.
      The representatives also may impose a penalty bid on underwriters and dealers participating in the offering. This means that the representatives may reclaim from any syndicate members or other dealers participating in the offering the commissions on shares sold by them and purchased by the representatives in stabilizing or short covering transactions.
      In addition, one or more selling shareholders may have covered short positions in respect of the shares being sold by them in this offering which will become uncovered as a result of the sale. After the distribution has been completed, they may close out these positions through purchases of the common shares in the open market.
      These activities may have the effect of raising or maintaining the market price of our common shares or preventing or retarding a decline in the market price of our common shares. As a result of these activities, the price of our common shares may be higher than the price that otherwise might exist in the open market. If the underwriters and the selling shareholders commence the activities, they may discontinue them at any time. The underwriters and the selling shareholders may carry out these transactions on the New York Stock Exchange, in the over-the-counter market or otherwise.
      Discretionary Accounts. The underwriters have informed us that they do not expect to make sales to accounts over which they exercise discretionary authority in excess of 5% of the common shares being offered.
      IPO Pricing. Prior to this offering, there has been no public market for our common shares. The initial public offering price will be negotiated between us and the representatives of the underwriters. Among the factors to be considered in these negotiations are:

•	the history of, and prospects for, our company and the industry in which we compete;

•	our past and present financial performance;

•	an assessment of our management;

•	the present state of our development;

•	the prospects for our future earnings;

•	the prevailing conditions of the applicable United States securities market at the time of this offering;

•	market valuations of publicly traded companies that we and the representatives of the underwriters believe to be comparable to us; and

•	other factors deemed relevant.
      The estimated initial public offering price range set forth on the cover of this preliminary prospectus is subject to change as a result of market conditions and other factors.
      Qualified Independent Underwriter. Because affiliates of Banc of America Securities LLC, an underwriter in this offering and a member of the National Association of Securities Dealers, Inc., which we refer to as the NASD, may economically own in excess of 10% of us, the NASD may view the participation of Banc of America Securities LLC as an underwriter in this offering as the public distribution of securities issued by a company with which Banc of America Securities LLC has a conflict of interest and/or affiliation, as those terms are defined in Rule 2720 of the Conduct Rules of the NASD. Accordingly, this offering will be made in compliance with the applicable provisions of Rule 2720 of the NASD Conduct Rules. Rule 2720 requires that the initial public offering price can be no higher than that recommended by a “qualified independent underwriter,” as defined by the NASD, which has participated in the preparation of the registration statement and performed its usual standard of due diligence with respect to that registration statement. Merrill Lynch, Pierce, Fenner & Smith Incorporated has agreed to act as qualified independent underwriter for the offering and to perform a due diligence investigation and review and participate in the preparation of the registration statement of which this prospectus forms a part. We have agreed to indemnify Merrill Lynch, Pierce, Fenner & Smith Incorporated against liabilities incurred in connection with acting as a qualified independent underwriter, including liabilities under the Securities Act. Additionally, no member of the NASD participating in the offering will execute a transaction in the common shares in a discretionary account without the prior specific written approval of the member’s customer.
      Lock-up Agreements. We, certain of our principal shareholders, all of our executive officers and all members of our board of directors will agree not to offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend or otherwise transfer or dispose of, directly or indirectly, any common shares, or any securities convertible into or exercisable for any common shares or any right to acquire our common shares, or enter into any swap or other arrangement that transfers to another, in whole or in part, directly or indirectly, any of the economic consequences of ownership of the common shares, whether any such transaction is to be settled by delivery of common shares or other securities, in cash or otherwise for a period of 180 days following the closing of this offering, subject to certain exceptions. The preceding sentence however does not apply to (i) the common shares sold in this offering; (ii) any common shares issued by us upon the exercise of an option outstanding on the date of the Underwriting Agreement; (iii) certain transfers by shareholders to affiliates or related persons; or (iv) such issuances of options or grants of restricted shares under our stock option and incentive plans as described herein. The underwriters, at any time, and without notice, may release all or any portion of the common shares subject to the foregoing lock-up agreements.
      Indemnification. We and the selling shareholders will indemnify the underwriters against some liabilities, including liabilities under the Securities Act. If we and the selling shareholders are unable to provide this indemnification, we and the selling shareholders will contribute to payments the underwriters may be required to make in respect of those liabilities.
      Online Offering. A prospectus in electronic format may be made available on the web sites maintained by one or more of the underwriters participating in this offering. Other than the prospectus in electronic format, the information on any such web site, or accessible through any such web site, is not part of the prospectus. The representatives may agree to allocate a number of shares to underwriters for sale to their online brokerage account holders. Internet distributions will be allocated by the underwriters that will make internet distributions on the same basis as other allocations. In addition, shares may be sold by the underwriters to securities dealers who resell shares to online brokerage account holders.
      Conflicts/ Affiliates. The underwriters and their affiliates have provided, and may in the future provide, various investment banking, commercial banking and other financial services for us and the selling shareholders for which services they have received, and may in the future receive, customary fees. In addition, Banc of America Securities LLC and its affiliates, Merrill Lynch, Pierce, Fenner & Smith Incorporated and its affiliates, and Keefe, Bruyette & Woods and its affiliates have owned, currently own or may own, equity or equity-like securities of us or our affiliates.
Compliance with Non-U.S. Laws and Regulations
      Each underwriter intends to comply with all applicable laws and regulations in each jurisdiction in which it acquires, offers, sells or delivers shares of our common stock or has in its possession or distributes the prospectus.

European Economic Area
      In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a Relevant Member State), with effect from and including the date on which the Prospectus Directive is implemented in that Relevant Member State (the Relevant Implementation Date) an offer of common shares to the public may not be made in that Relevant Member State prior to the publication of a prospectus in relation to the common shares which has been approved by the competent authority in that Relevant Member State or, where appropriate, approved in another Relevant Member State and notified to the competent authority in that Relevant Member State, all in accordance with the Prospectus Directive, except that it may, with effect from and including the Relevant Implementation Date, make an offer of common shares to the public in that Relevant Member State at any time:

•	to legal entities which are authorised or regulated to operate in the financial markets or, if not so authorised or regulated, whose corporate purpose is solely to invest in securities;

•	to any legal entity which has two or more of (1) an average of at least 250 employees during the last financial year; (2) a total balance sheet of more than €43,000,000 and (3) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts; or

•	in any other circumstances which do not require the publication by the Issuer of a prospectus pursuant to Article 3 of the Prospectus Directive.

      For the purposes of this provision, the expression an “offer of common shares to the public” in relation to any common shares in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the common shares to be offered so as to enable an investor to decide to purchase or subscribe for the common shares, as the same may be varied in that Member State by any measure implementing the Prospectus Directive in that Member State and the expression Prospectus Directive means Directive 2003/71/ EC and includes any relevant implementing measure in each Relevant Member State.

France
      No prospectus (including any amendment, supplement or replacement thereto) has been prepared in connection with the offering of the common shares that has been approved by the Autorité des marchés financiers or by the competent authority of another State that is a contracting party to the Agreement on the European Economic Area and notified to the Autorité des marchés financiers; no common shares have been offered or sold and will be offered or sold, directly or indirectly, to the public in France except to permitted investors, which we refer to as Permitted Investors, consisting of persons licensed to provide the investment service of portfolio management for the account of third parties, qualified investors (investisseurs qualifiés) acting for their own account and/or investors belonging to a limited circle of investors (cercle restreint d’investisseurs) acting for their own account, with “qualified investors” and “limited circle of investors” having the meaning ascribed to them in Articles L. 411-2, D. 411-1, D. 411-2, D. 734-1, D. 744-1, D. 754-1 and D. 764-1 of the French Code Monétaire et Financier and applicable regulations thereunder; none of this prospectus or any other materials related to the offering or information contained therein relating to the common shares has been released, issued or distributed to the public in France except to Permitted Investors; and the direct or indirect resale to the public in France of any Securities acquired by any Permitted Investors may be made only as provided by Articles L. 411-1, L. 411-2, L. 412-1 and L. 621-8 to L. 621-8-3 of the French Code Monétaire et Financier and applicable regulations thereunder.

United Kingdom
      Each underwriter acknowledges and agrees that:

(i) (a) it is a person whose ordinary activities involve it acquiring, holding, managing or disposing of investments (as principal or agent) for the purposes of its business and (b) it has not offered or sold and will not offer or sell the common shares other than to persons whose ordinary activities involve them in acquiring, holding, managing or disposing of investments (as principal or as agent) for the purposes of their businesses or who it is reasonable to expect will acquire, hold, manage or dispose of investments (as principal or agent) for the purposes of their businesses where the issue of the common shares would otherwise constitute a contravention of Section 19 of the Financial Services and Markets Act 2000, or the FSMA, by the issuer;

(ii) it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the FSMA) received by it in connection with the issue or sale of the common shares in circumstances in which Section 21(1) of the FSMA does not apply to the issuer; and

(iii) it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the common shares in, from or otherwise involving the United Kingdom.
      This document is only being distributed to and is only directed at (i) persons who are outside the United Kingdom or (ii) to investment professionals falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, which we refer to as the Order, or (iii) high net worth entities, and other persons to whom it may lawfully be communicated, falling within Article 49(2)(a) to (d) of the Order (all such persons together being referred to as relevant persons).

The common shares are only available to, and any invitation, offer or agreement to subscribe, purchase or otherwise acquire such common shares will be engaged in only with, relevant persons. Any person who is not a relevant person should not act or rely on this document or any of its contents.

Italy
      The offering of the common shares has not been cleared by the Italian Securities Exchange Commission (Commissione Nazionale per le Società e la Borsa, or CONSOB) pursuant to Italian securities legislation and, accordingly, has represented and agreed that the common shares may not and will not be offered, sold or delivered, nor may or will copies of the prospectus or any other documents relating to the common shares be distributed in Italy, except (i) to professional investors (operatori qualificati), as defined in Article 31, second paragraph, of CONSOB Regulation No. 11522 of July 1, 1998, as amended, which we refer to as Regulation No. 11522, or (ii) in other circumstances which are exempted from the rules on solicitation of investments pursuant to Article 100 of Legislative Decree No. 58 of February 24, 1998, which we refer to as the Financial Service Act, and Article 33, first paragraph, of CONSOB Regulation No. 11971 of May 14, 1999, as amended.
      Any offer, sale or delivery of the common shares or distribution of copies of the prospectus or any other document relating to the common shares in Italy may and will be effected in accordance with all Italian securities, tax, exchange control and other applicable laws and regulations, and, in particular, will be: (i) made by an investment firm, bank or financial intermediary permitted to conduct such activities in Italy in accordance with the Financial Services Act, Legislative Decree No. 385 of September 1, 1993, as amended, which we refer to as the Italian Banking Law, Regulation No. 11522, and any other applicable laws and regulations; (ii) in compliance with Article 129 of the Italian Banking Law and the implementing guidelines of the Bank of Italy; and (iii) in compliance with any other applicable notification requirement or limitation which may be imposed by CONSOB or the Bank of Italy.
      Any investor purchasing the common shares in the offering is solely responsible for ensuring that any offer or resale of the common shares it purchased in the offering occurs in compliance with applicable laws and regulations.
      The prospectus and the information contained therein are intended only for the use of its recipient and, unless in circumstances which are exempted from the rules on solicitation of investments pursuant to Article 100 of the Financial Service Act and Article 33, first paragraph, of CONSOB Regulation No. 11971 of May 14, 1999, as amended, is not to be distributed, for any reason, to any third party resident or located in Italy. No person resident or located in Italy other than the original recipients of this document may rely on it or its content.
      Italy has only partially implemented the Prospectus Directive. The provisions under the heading “European Economic Area” above shall apply with respect to Italy only to the extent that the relevant provisions of the Prospectus Directive have already been implemented in Italy.
      Insofar as the requirements above are based on laws which are superseded at any time pursuant to the implementation of the Prospectus Directive, such requirements shall be replaced by the applicable requirements under the Prospectus Directive.

LEGAL MATTERS
      Certain matters as to U.S. law in connection with this offering will be passed upon for us by LeBoeuf, Lamb, Greene & MacRae LLP, New York, New York. The validity of the issuance of common shares under Bermuda law will be passed upon for us by Conyers Dill & Pearman, Hamilton, Bermuda. Certain legal matters in connection with this offering will be passed upon for the underwriters by Shearman & Sterling LLP, New York, New York.
EXPERTS
      The financial statements as of December 31, 2004 and December 31, 2003 and for each of the three years in the period ended December 31, 2004 included in this prospectus have been so included in reliance on the report of PricewaterhouseCoopers, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.
WHERE YOU CAN FIND MORE INFORMATION
      We have filed with the SEC a registration statement on Form S-1 under the Securities Act with respect to the common shares offered in this prospectus. This prospectus, filed as part of the registration statement, does not contain all of the information set forth in the registration statement and its exhibits and schedules, portions of which have been omitted as permitted by the rules and regulations of the SEC. For further information about us and our common shares, we refer you to the registration statement and to its exhibits and schedules. Statements in this prospectus about the contents of any contract, agreement or other document are not necessarily complete and, in each instance, we refer you to the copy of such contract, agreement or document filed as an exhibit to the registration statement, with each such statement being qualified in all respects by reference to the document to which it refers. Anyone may inspect the registration statement and its exhibits and schedules without charge at the public reference facilities the SEC maintains at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. You may obtain copies of all or any part of these materials from the SEC upon the payment of certain fees prescribed by the SEC. You may obtain further information about the operation of the SEC’s Public Reference Room by calling the SEC at 1-800-SEC-0330. You may also inspect these reports and other information without charge at a web site maintained by the SEC. The address of this site is http://www.sec.gov.
      Upon completion of this offering, we will become subject to the informational requirements of the Securities Exchange Act of 1934 and will be required to file reports, proxy statements and other information with the SEC. You will be able to inspect and copy these reports, proxy statements and other information at the public reference facilities maintained by the SEC at the address noted above. You also will be able to obtain copies of this material from the Public Reference Room of the SEC as described above, or inspect them without charge at the SEC’s web site. We intend to furnish our shareholders with annual reports containing combined financial statements audited by an independent accounting firm.

ENFORCEABILITY OF CIVIL LIABILITIES UNDER UNITED STATES
FEDERAL SECURITIES LAWS AND OTHER MATTERS
      We are organized under the laws of Bermuda. In addition, some of our directors and officers reside outside the United States, and all or a substantial portion of their assets and our assets are or may be located in jurisdictions outside the United States. Therefore, it may be difficult for investors to effect service of process within the United States upon our non-U.S. directors and officers or to recover against us, or our non-U.S. directors and officers on judgments of U.S. courts, including judgments predicated upon the civil liability provisions of the U.S. federal securities laws. However, we may be served with process in the United States with respect to actions against us arising out of or in connection with violations of U.S. federal securities laws relating to offers and sales of common shares made hereby by serving CT Corporation System, our U.S. agent, irrevocably appointed for that purpose.
      Uncertainty exists as to whether courts of Bermuda will enforce judgments obtained in other jurisdictions (including the U.S.) against us or our directors or officers under the securities laws of those jurisdictions or entertain actions in Bermuda against us or our directors or officers under the securities laws of other jurisdictions. Further there is no treaty in effect between the U.S. and Bermuda providing for the enforcement of judgments of U.S. courts, and there are grounds upon which Bermuda courts may not enforce judgments of U.S. courts. Some remedies available under the laws of U.S. jurisdictions, including some remedies available under the U.S. federal securities laws, may not be allowed in Bermuda courts as contrary to that jurisdiction’s public policy. Because judgments of U.S. courts are not automatically enforceable in Bermuda, it may be difficult for you to recover against us based upon such judgments.
      We intend to apply to the BMA for its permission for the issue and subsequent transfer of our common shares being offered pursuant to this prospectus, as long as the shares are listed on the NYSE, to and among persons who are resident and non-resident of Bermuda for exchange control purposes. In addition, we will deliver a copy of this prospectus to the Registrar of Companies in Bermuda for filing pursuant to the Bermuda Companies Act. However, the BMA and Registrar of Companies in Bermuda accept no responsibility for the financial soundness of any proposal or for the correctness of any of the statements made or opinions expressed in this prospectus.

GLOSSARY OF SELECTED REINSURANCE,
INSURANCE, INVESTMENT AND OTHER TERMS

Acquisition expenses	The aggregate of policy acquisition expenses, including ceding commissions and the portion of administrative, general and other expenses attributable to underwriting operations.

Adjusted written premiums	All upfront premiums and the present value of all expected installment premiums, in each case for business written in a given period.

Capacity	The percentage of surplus, or the dollar amount of exposure, that an insurer or reinsurer is willing or able to place at risk. Capacity may apply to a single risk, a program, a line of business or an entire book of business. Capacity may be constrained by legal restrictions, corporate restrictions or indirect restrictions.

Capital charge	A measure of portfolio risk by a rating agency based on an expected loss, considering the expected default frequency (relative likelihood of a default in severe economic depression) and loss severity (relative duration and magnitude).

Case reserves	Loss reserves, established with respect to specific, individual reported claims.

Ceded par	The par value of the obligations that primary financial guaranty insurers have reinsured with financial guaranty reinsurers.

Ceding commission	Commission paid to primary insurer by reinsurer based on the amount of the premiums ceded, which is intended to reimburse the primary insurer for the costs of writing and administering the business.

Claim	Request by an insured or reinsured for indemnification by an insurance company or a reinsurance company for loss incurred from an insured peril or event.

Combined ratio	The sum of the loss ratio and the expense ratio. A combined ratio under 100% generally indicates an underwriting profit. A combined ratio over 100% generally indicates an underwriting loss.

Correlation	The degree to which events or financial results tend to correspond to each other.

Direct insurance	Insurance sold by an insurer that contracts with the insured, as distinguished from reinsurance.

Distributable reserves	Under the Bermuda Companies Act, a company may declare or pay a dividend out of contributed surplus only if it has reasonable grounds for believing that it is, and would after the payment be, able to pay its liabilities as they become due and if the realizable value of its assets would not be less than the aggregate of its liabilities and issued share capital and share premium accounts as a result of the payment. Such amounts permissible for distribution under the Bermuda Companies Act are called “distributable reserves.”

Earned premiums	That portion of written premiums that applies to the expired portion of the policy term. Earned premiums are recognized as revenues under both standard accounting principles and U.S. GAAP.

Expense Ratio	Financial ratio calculated by dividing acquisition expenses and general and administrative expenses by net earned premiums.

Exposure	The possibility of loss. A unit of measure of the amount of risk a company assumes.

Facultative reinsurance	The reinsurance of all or a portion of the insurance provided by a single policy. Each policy reinsured is separately negotiated.

Frequency	The number of claims occurring during a given coverage period.

Gross written premiums	Total premiums for insurance written and reinsurance assumed during a given period. See also “Premiums.”

Limits	The maximum amounts that an insurer or reinsurer will insure or reinsure in a given area of coverage. The term also refers to the maximum amount of benefit payable for a given situation or occurrence.

Loss; losses	An occurrence that is the basis for submission and/or payment of a claim. Losses may be covered, limited or excluded from coverage, depending on the terms of the policy.

Losses and loss adjustment expenses	The expenses of settling claims, including legal and other fees and the portion of general expenses allocated to claim settlement costs.

Loss ratio	Financial ratio calculated by dividing net losses and loss expenses by net earned premiums.

Loss reserves	Liabilities established by insurers and reinsurers to reflect the estimated cost of claims incurred that the insurer or reinsurer will ultimately be required to pay in respect of insurance or reinsurance it has written. Reserves are established for losses and for loss expenses, and consist of case reserves and general reserves. As the term is used in this prospectus, “loss reserves” is meant to include reserves for both losses and for loss expenses.

Net par	The par value of obligations reinsured, net of amounts that have been retroceded.

Net earned premiums	The portion of net written premiums during or prior to a given period that was actually recognized as income during such period.

Net written premiums	Direct written premiums plus assumed reinsurance premiums less premiums ceded to reinsurers.

Par	The par value of an obligation for which either the primary financial guaranty insurers have provided credit support or the reinsurer has provided reinsurance.

Premiums	The amount charged during the term on policies and contracts issued, renewed or reinsured by an insurance company or reinsurance company.

Premiums ceded	When an insurer reinsures some or all of its liability with another reinsurer, the premiums that it “cedes” or pays to the reinsurer is called the premiums ceded.

Quota share	Reinsurance arrangement in which the insurer, or primary insurer, automatically transfers, and the reinsurer accepts, a stated proportion of every risk within a defined type of business written by the insurer. For this, the reinsurer receives an equal proportion of the premiums less commission. The reinsurer is dependent on the primary insurer’s ability in underwriting, pricing and claims administration.

Rate	Amount charged per unit of insurance and reinsurance.

Reserves	Liabilities established by insurers and reinsurers to reflect the estimated costs of claim payments and the related expenses that the insurer or reinsurer will ultimately be required to pay in respect of insurance or reinsurance it has written. Reserves are established for losses, for loss adjustment expenses and for unearned premiums. Loss reserves consist of “case reserves,” or reserves established with respect to individual reported claims, and “general reserves.” Unearned premium reserves constitute the portion of premium paid in advance for insurance or reinsurance that has not yet been provided. See also “Loss Reserves.”

Retention	The amount of exposure a policyholder retains on any one risk or group of risks. The term may apply to an insurance policy, where the policyholder is an individual, family or business, or a reinsurance policy, where the policyholder is an insurance company.

Surplus or statutory surplus	As determined under the statutory or regulatory accounting practice required by the relevant jurisdictions, the amount remaining after all liabilities, including loss reserves, are subtracted from all admitted assets. Admitted assets are assets of an insurer prescribed or permitted by the respective regulators to be recognized on the statutory balance sheet or regulatory returns for purposes of calculating solvency margins and statutory ratios, as applicable. Statutory surplus is also referred to as “surplus” or “surplus as regards policyholders” for statutory accounting purposes.

Treaty or treaty reinsurance	The reinsurance of a specified type or category of risks defined in a reinsurance agreement between a primary insurer or other reinsured and a reinsurer. Typically, in treaty reinsurance, the primary insurer or reinsured is obligated to offer and the reinsurer is obligated to accept a specified portion of all of that type or category of risks originally written by the primary insurer or reinsured.

Underwriter	An employee of an insurance or reinsurance company who examines, accepts or rejects risks and classifies accepted risks in order to charge an appropriate premium for each accepted risk. The underwriter is expected to select business that will produce an average risk of loss no greater than that anticipated for the class of business.

Underwriting	The insurer’s or reinsurer’s process of reviewing applications for insurance coverage, and the decision whether to accept all or part of the coverage and determination of the applicable premiums; also refers to the acceptance of that coverage.

Unearned premium	The portion of written premiums that is allocable to the unexpired portion of the policy term.

RAM RE GROUP OF COMPANIES

April 22, 2005
Report of Independent Registered Public Accounting Firm
To the Shareholders and the Board of Directors of RAM Holdings Ltd., RAM Holdings II Ltd. and RAM Reinsurance Company Ltd. (collectively, “the Company” or “the RAM Re Group of Companies”)
      In our opinion, the accompanying combined balance sheets and the related combined statements of operations, comprehensive income, shareholders’ equity and retained earnings and of cash flows present fairly, in all material respects, the financial position of the RAM Re Group of Companies, all of which are under common ownership and common management, at December 31, 2004 and 2003, and the combined results of their operations and their combined cash flows for each of the three years in the period ended December 31, 2004 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
/s/ PricewaterhouseCoopers
PricewaterhouseCoopers
Hamilton, Bermuda

RAM RE GROUP OF COMPANIES
Combined Balance Sheets
December 31, 2004 and 2003

	2004	2003

ASSETS
Assets:
Investments: Fixed-maturity securities held as available for sale, at fair value (amortized cost of $402,119,567 and $341,177,876)	$404,906,098	$345,836,682
Cash and cash equivalents	36,086,774	11,096,199
Accrued investment income	4,002,811	3,342,343
Premiums receivable	1,983,149	10,353,243
Recoverables on paid losses	1,167,575	1,641,375
Deferred policy acquisition costs	58,652,627	53,016,534
Fixed assets	188,218	262,024
Deferred expenses	930,826	495,628
Prepaid expenses	158,891	216,350
Other assets	2,721,058	—

Total assets	$510,798,027	$426,260,378

LIABILITIES AND SHAREHOLDERS’ EQUITY
Liabilities:
Losses and loss expense reserve	$15,492,726	$13,821,463
Unearned premiums	140,042,526	120,182,186
Accounts payable and accrued liabilities	2,995,969	2,844,293
Long-term debt	40,000,000	—
Accrued interest payable	693,151	—
Other liabilities	68,161	157,168

Total liabilities	199,292,533	137,005,110

Shareholders’ equity:
Common stock: $1 par value; authorized shares — 4,500,000; issued and outstanding shares — 1,993,635 at December 31, 2004 and December 31, 2003	1,993,635	1,993,635
Additional paid-in capital	212,572,647	213,184,291
Accumulated other comprehensive income	2,786,531	4,658,806
Retained earnings	94,152,681	69,418,536

Total shareholders’ equity	311,505,494	289,255,268

Total liabilities and shareholders’ equity	$510,798,027	$426,260,378

See accompanying Notes to Combined Financial Statements.

RAM RE GROUP OF COMPANIES
Combined Statements of Operations

	Years Ended December 31,

	2004	2003	2002

Revenues:
Gross premiums written	$66,057,407	$67,880,078	$36,205,476
Change in unearned premiums	(31,336,119)	(42,336,794)	(18,644,083)

Premiums earned	$34,721,288	$25,543,284	$17,561,393
Net investment income	16,824,087	13,372,949	11,546,320
Net realized gains on sale of investments	535,682	1,097,044	2,927,199
Net unrealized gains (losses) on credit derivatives	2,757,435	456,113	(613,281)

	20,117,204	14,926,106	13,860,238

Total revenues	54,838,492	40,469,390	31,421,631

Expenses:
Losses and loss adjustment expenses	3,579,351	3,994,306	6,446,996
Acquisition expenses	13,386,461	10,223,042	7,362,701
Operating expenses	11,032,190	5,041,686	3,360,336
Interest expense	2,106,345	—	—

Total expenses	30,104,347	19,259,034	17,170,033

Net income for the year	$24,734,145	$21,210,356	$14,251,598

Net income per common share:
Basic	$12.41	$11.68	$10.97
Diluted	12.35	11.65	10.96
Weighted-average number of common shares outstanding:
Basic	1,993,635	1,816,352	1,298,800
Diluted	2,002,295	1,820,211	1,300,451
See accompanying Notes to Combined Financial Statements.

RAM RE GROUP OF COMPANIES
Combined Statements of Comprehensive Income

	Years Ended December 31,

	2004	2003	2002

Net income for the year	$24,734,145	$21,210,356	$14,251,598
Other comprehensive income (loss)
Change in unrealized appreciation of investments	(1,336,593)	(5,246,637)	9,196,283
Less: Reclassification adjustment for net realized gains included in net income	(535,682)	(1,097,044)	(2,927,199)

Other comprehensive income (loss)	(1,872,275)	(6,343,681)	6,269,084

Comprehensive income for the year	22,861,870	14,866,675	20,520,682

See accompanying Notes to Combined Financial Statements.

RAM RE GROUP OF COMPANIES
Combined Statements of Shareholders’ Equity and Retained Earnings

			Accumulated
			Other
	Share	Additional	Comprehensive	Retained
	Capital	Paid-In Capital	Income	Earnings	Total

Balance, January 1, 2002	$1,318,936	$128,933,232	$4,733,403	$33,956,582	$168,942,153
Issue of share capital	15,405	2,172,259	—	—	2,187,664
Redemption of share capital	(44,056)	(6,116,012)	—	—	(6,160,068)
Net income	—	—	—	14,251,598	14,251,598
Other comprehensive (loss) income	—	—	6,269,084	—	6,269,084

Balance, December 31, 2002	1,290,285	124,989,479	11,002,487	48,208,180	185,490,431

Issue of share capital	703,350	90,902,853	—	—	91,606,203
Expenses related to share issuance	—	(1,886,308)	—	—	(1,886,308)
Committed preferred shares expenses	—	(1,184,094)	—	—	(1,184,094)
Non-cash compensation	—	362,361	—	—	362,361
Net income	—	—	—	21,210,356	21,210,356
Other comprehensive (loss) income	—	—	(6,343,681)	—	(6,343,681)

Balance, December 31, 2003	1,993,635	213,184,291	4,658,806	69,418,536	289,255,268

Expenses related to share issuance	—	—	—	—	—
Committed preferred shares expenses	—	(611,644)	—	—	(611,644)
Net income	—	—	—	24,734,145	24,734,145
Other comprehensive (loss) income	—	—	(1,872,275)	—	(1,872,275)

Balance, December 31, 2004	1,993,635	212,572,647	2,786,531	94,152,681	311,505,494

See accompanying Notes to Combined Financial Statements.

RAM RE GROUP OF COMPANIES
Combined Statements of Cash Flows

	Years Ended December 31,

	2004	2003	2002

Cash flows from operating activities:
Net income for the year	$24,734,145	$21,210,356	$14,251,598
Adjustments to reconcile net income to net cash provided by operating activities:
Net realized gains on sale of investments	(535,682)	(1,097,044)	(2,927,199)
Depreciation and amortization	925,775	592,751	—
Amortization of debt discount	4,810	—	—
Net unrealized (gains) losses on credit derivatives	(2,757,435)	(456,133)	613,281
Amortization of bond premium and discount	2,736,936	2,145,580	405,508
Non-cash compensation	—	362,361	—
Changes in assets and liabilities:
Accrued interest receivable	(660,468)	(1,197,233)	(13,065)
Premiums receivable	8,370,094	(3,286,611)	(3,306,381)
Recoverables on paid losses	473,800	18,140	(1,659,515)
Deferred policy acquisition costs	(5,636,093)	(14,304,479)	(8,325,264)
Prepaid expenses	57,459	(121,069)	(184,600)
Deferred expenses	(1,156,355)	(353,199)
Other assets	68,161	249,035	374,002
Losses and loss adjustment expenses	1,671,263	3,420,737	6,018,681
Unearned premiums	19,860,340	42,336,794	18,644,083
Accounts payable and accrued liabilities	151,676	166,454	657,696
Accrued interest payable	693,151	—	—

Net cash provided by operating activities	49,001,577	49,686,460	24,548,825

Cash flows from investing activities:
Purchases of investments	(225,348,133)	(322,768,301)	(154,073,752)
Proceeds from sales of investments	161,609,536	148,110,973	105,131,731
Proceeds on maturities of investments	595,650	40,758,264	27,380,578
Purchases of fixed assets	(130,811)	(58,227)	—

Net cash used in investing activities	(63,273,758)	(133,957,291)	(21,561,443)

Cash flows from financing activities:
Net issuance (redemption) of share capital	—	89,719,895	(3,972,404)
Proceeds of issuance of long-term debt	39,874,400	—	—
Committed preferred securities expenses	(611,644)	(1,184,094)	—
Repayment of loans to shareholders	—	—	1,653,621

Net cash provided by financing activities	39,262,756	88,535,801	(2,318,783)

Net increase in cash and cash equivalents	24,990,575	4,264,970	668,599
Cash and cash equivalents — Beginning of year	11,096,199	6,831,229	6,162,630

Cash and cash equivalents — End of year	$36,086,774	$11,096,199	$6,831,229

Supplemental cash flow disclosure:
Interest paid on long-term debt	2,106,345	—	—
See accompanying Notes to Combined Financial Statements.

RAM RE GROUP OF COMPANIES
Notes to Combined Financial Statements

1	BACKGROUND
      RAM Holdings Ltd. (“Holdings”), RAM Holdings II Ltd. (“Holdings II”), and RAM Reinsurance Company Ltd. (“RAM Re”) (collectively “the Company” or “the RAM Re Group of Companies”) were incorporated on January 28, 1998 under the laws of Bermuda. Holdings owns 100% of the voting shares of RAM Re and Holdings II owns 100% of the non-voting shares of RAM Re. There are overlapping investor interests in the shares of Holdings and Holdings II and the economic interest of each investor is determined based on each investor’s combined interest in both holding companies.
      RAM Re’s principal activity is the reinsurance of financial guarantees of public finance and asset-backed debt obligations insured by the triple-A rated monoline financial guaranty companies. The Company provides reinsurance through treaty and facultative agreements that it maintains with each of its customers. Financial guaranty reinsurance written by RAM Re generally provides for guarantees of scheduled principal and interest payments on an issuer’s obligation in accordance with the obligation’s original payment schedule and, in rare circumstances, such amounts are payable on an accelerated basis.

2	SIGNIFICANT ACCOUNTING POLICIES
      The following is a summary of the significant accounting policies adopted by the Company:

(a)	Basis of preparation
      The combined financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“US GAAP”). The preparation of financial statements in accordance with generally accepted accounting principles requires management to make estimates and assumptions that affect reported amounts of assets and liabilities, as well as disclosure of contingent assets and liabilities as of the balance sheet date. Estimates also affect the reported amounts of income and expenses for the reporting period. Actual results could differ materially from those estimates.

(b)	Basis of combination
      The combined financial statements include the consolidated accounts of Holdings and the accounts of Holdings II as this presentation is considered most meaningful to the shareholders. The consolidated accounts of Holdings include those of its subsidiary RAM Re. Holdings and Holdings II have common shareholders and are under common management. Intercompany balances and transactions have been eliminated in combination. Results are not consolidated due to the ownership structure of the Company. There are no significant differences between financial statements prepared on a combined basis and those which would be prepared on a consolidated basis.

(c)	Investments
      The Company has classified its fixed-maturity investments as available for sale as defined by Statement of Financial Accounting Standards No. 115 (“SFAS 115”). Available for sale investments are carried at fair value, with unrealized appreciation or depreciation reported as a separate component of accumulated other comprehensive income. The Company considers all highly liquid debt instruments purchased with maturities of three months or less to be cash equivalents. All investment transactions are recorded on a trade date basis. Realized gains and losses on sales of fixed maturity investments are determined on the basis of amortized cost. Gains and losses on sale of investments are included in investment income when realized. The cost of securities sold is determined using the specific identification method. All declines in fair value below cost that are considered other than temporary are recognized in income. Factors considered when assessing impairment include: (i) securities whose market values have declined by 20% or more below amortized cost for a continuous period of at least six months; (ii) recent

RAM RE GROUP OF COMPANIES
Notes to Combined Financial Statements — (Continued)
credit downgrades by rating agencies; (iii) the financial condition of the issuer; (iv) whether scheduled interest payments are past due; and (v) whether the Company has the ability and intent to hold the security for a sufficient period of time to allow for anticipated recoveries in fair value. The Company’s investment guidelines require the orderly sale of securities that do not meet investment guidelines due to a downgrade by rating agencies or other circumstances.

(d)	Premium revenue recognition
      Instalment premiums are recorded as written at each instalment due date and are earned over the respective instalment period, which equates to the period of risk. All other premiums written are recorded as written at the inception of the policy and are earned rateably over the period of risk. When insured issues are refunded or called, the remaining unearned premiums are earned at that time, since there is no longer risk to the Company. Premiums are recorded on a one month lag due to the timing of receipt of the information from the ceding companies.

(e)	Deferred policy acquisition costs
      Deferred policy acquisition costs comprise those expenses that vary with and are primarily related to the production of business, including ceding commissions paid on reinsurance assumed, a portion of salaries and related costs of underwriting personnel, rating agency fees, and certain other underwriting expenses. Policy acquisition costs are deferred and amortized over the period in which the related premiums are earned. When assessing the recoverability of deferred policy acquisition costs, the Company considers the future earnings of premiums paid upfront and the estimated present value of net instalment premiums to be received.

(f)	Losses and loss adjustment expenses
      The Company’s liability for losses and loss adjustment expenses consists of case basis reserves and an unallocated reserve.
      Case basis reserves are established based on ceding company reports and internal review and evaluation of exposures related to guaranteed obligations that either have already defaulted or have a high probability of default. Case reserves are established based on the present value of the expected ultimate losses and loss adjustment expense that the Company expects to pay less estimated recoveries. Changes to the ceding company’s reserves are reported at regular intervals and are reviewed by the Chief Underwriting Officer and the Company’s Management Committee. The Management Committee may determine a value different than that reported if its assessment of circumstances leads to such a judgment.
      The Company maintains an unallocated reserve based on its reinsured net par outstanding and a loss reserve factor. The loss reserve factor is based on the unallocated loss reserves of the ceding companies relative to their respective net par exposures. The loss reserve factor is risk adjusted to reflect the risk of RAM Re’s outstanding par relative to the ceding companies. RAM Re’s unallocated reserve is reviewed periodically by the Management Committee and the estimate may be modified if industry experience or company specific-developments are judged to warrant such an adjustment.
      The Management Committee has two guidelines with respect to the interaction of unallocated and case reserves. No more than 20% of the unallocated reserve balance at quarter end can be reduced to offset a case reserve associated with a single default. No more than 50% of the unallocated reserve balance at year end can be reduced to offset aggregate case reserve activity during the following year.
      Underwriting management reviews the portfolio on a continuous basis to identify problem credits. Quarterly, the Management Committee formally reviews case and the unallocated reserves. Management establishes reserves that it believes are adequate to cover the present value of the ultimate liability for

RAM RE GROUP OF COMPANIES
Notes to Combined Financial Statements — (Continued)
claims. The reserves are necessarily based on estimates and may vary materially from actual results. Adjustments based on actual loss experience will be recorded in the periods in which they become known.
      The Company has become aware of the SEC’s recent review of the loss reserving practices of certain public financial guarantee companies. The Company recognizes that there is diversity in practice among financial guarantee insurers and reinsurers with respect to their accounting policies for loss reserves. Current accounting literature, specifically FASB Statement of Financial Accounting Standards No. 60 “Accounting and Reporting by Insurance Enterprises” (FAS 60) and FASB Statement of Financial Accounting Standards No. 97 “Accounting and Reporting by Insurance Enterprises for Certain Long-Duration Contracts and for Realized Gains and Losses from the Sale of Investments” (“FAS 97”), do not specifically address the unique characteristics of financial guarantee insurance contracts. Consequently, the accounting principles applied by the industry, as well as the Company, have evolved over time and incorporate the concepts of both short-duration contracts accounting under the provisions of FAS 60 and FAS 97, as well as other accounting literature, such as FASB No. 5 “Accounting for Contingencies” and Emerging Issues Task Force (“EITF”) Issue No. 85-20 “Recognition of Fees for Guaranteeing a Loan”. It is our understanding that the SEC has requested that the FASB review this matter and provide guidance for the accounting of financial guarantee insurance contracts. The Company will continue its loss reserving methodology as noted above until further guidance is provided by the SEC or FASB. The Company cannot predict how the FASB or SEC will resolve this issue and the resulting impact on its financial statement.

(g)	Derivative instruments
      The Company has reinsured derivative instruments, consisting primarily of credit default swaps that it intends to reinsure for the full term of the contract. Management considers these derivative instruments to be a normal extension of its financial guaranty reinsurance business. FASB Statement of Financial Accounting Standards No. 133, “Accounting for Derivative Instruments and Hedging Activities,” establishes accounting and reporting standards for derivative instruments, and requires the Company to recognize the derivative instruments on the balance sheet at their fair value, with changes in fair value recognized in earnings. In determining the fair value of derivative instruments, management relies on quoted market spread data as an input to its internal valuation model. The valuation model considers among other things, the estimated remaining premium to be earned, credit and change in credit quality since inception, and the current market pricing of credit default swaps in comparison to market pricing that was applicable at the transaction inception. Different valuation models may produce materially different results. The Company reviews its valuation model from time to time and may make enhancements as best-practices in the industry develop. Upon occurrence of specific credit events such as default, an appropriate case reserve is established and the obligation is no longer marked to market.

(h)	Foreign Currency Translation
      Financial statement accounts expressed in foreign currencies are translated into U.S. dollars in accordance with SFAS Statement 52, “Foreign Currency Translation” (“SFAS 52”). Monetary assets and liabilities denominated in foreign currencies are translated at the rate in effect at the balance sheet date. Non monetary assets and liabilities are translated at historical rates. Foreign currency transaction gains and losses, arising primarily from cash denominated in foreign currencies are reflected in net income. The Company has recorded gains from such foreign exchange items of $808,087, $564,135, and $106,328 in 2004, 2003, and 2002 respectively.

RAM RE GROUP OF COMPANIES
Notes to Combined Financial Statements — (Continued)

(i)	Stock compensation plans
      The Company accounts for its stock compensation plans in accordance with Accounting Principles Board Opinion No. 25, “Accounting for Stock Issued to Employees.” Accordingly, compensation expense for stock option grants are recognized to the extent that the fair value of the stock exceeds the exercise price of the option at the measurement date.

(j)	Recent accounting pronouncements
      In December 2004, the FASB issued a revision of FASB Statement No. 123, Accounting for Stock Based Compensation. Under FAS 123(R), companies will be required to expense the fair vale of employee stock options and other forms of stock-based compensation and to provide associated financial statement disclosures. The Company currently accounts for stock-based compensation under APB 25 and does not generally recognize compensation expense for stock-based compensation. For non-public companies, FAS 123(R) is effective for annual reporting periods beginning after December 15, 2005. The Company will apply this statement prospectively to new awards and to awards modified, repurchased, or cancelled after the effective date. The Company is currently evaluating the new standard and completing its assessment of the impact of FAS 123(R) and pending completion of that activity is unable to estimate the effect of adoption on the Company’s results of operations and financial condition.
      In December 2003, the FASB revised FASB Interpretation No. 46 (“FIN 46”) “Consolidation of Variable Interest Entities” with FASB Interpretation No. 46R (“FIN 46R”). The primary objectives of FIN 46R are to provide guidance on the identification of entities for which control is achieved through means other than through voting rights (“variable interest entities” or “VIEs”) and how to determine when and which business enterprise (the “primary beneficiary”) should consolidate the VIE. In addition, FIN 46R requires both the primary beneficiary and all other enterprises with a significant variable interest in a VIE to make additional disclosures. The Company has determined that as of December 31, 2004 and 2003, it was not a primary beneficiary nor did it have a significant variable interest in any VIEs.

(k)	Reclassifications
      Certain reclassifications have been made to the prior year’s amounts to conform to the current year’s presentation.

(l)	Segment Information
      The Company has one reportable segment, financial guaranty, which provides financial guarantees for public finance, structured finance and other obligations.

(m)	Reinsurance Transactions
      The Company currently has no retrocession agreements with other insurance companies.

3	PLEDGED ASSETS
      As of December 31, 2004 and 2003, the Company had $247,439,158 and $187,160,206, respectively, invested in trust accounts for the benefit of ceding companies. Pursuant to the terms of the reinsurance agreements with ceding companies, the Company is required to secure its obligations with ceding companies and may not withdraw funds from these trust accounts without their express permission.

RAM RE GROUP OF COMPANIES
Notes to Combined Financial Statements — (Continued)

4	DERIVATIVE INSTRUMENTS
      As of December 31, 2004, 2003, and 2002, included in the Company’s outstanding exposure are $2.2 billion, $2.0 billion, and $1.2 billion, respectively, in derivative instruments, primarily credit default swaps, that have been fair valued under Statement of Financial Accounting Standards No. 133. These derivative instruments have a weighted average maturity of 10.9 years, 13.2 years, and 6.1 years as of December 31, 2004, 2003, and 2002, respectively. In accordance with predominant industry practice, the Company believes that the most meaningful presentation of the financial statement impact of these derivative instruments is to record premiums as installments are received and changes in fair value as incurred. Changes in fair value are recorded in net unrealized gains (losses) on credit derivatives and in other assets/liabilities. The estimated income statement impact of derivative activity, by category, is as follows:

	2004	2003	2002

Gross premiums written	$2,324,752	$2,049,368	$1,252,436
Change in unearned premiums	21,243	(193,106)	(131,163)

Premiums earned	2,345,995	1,856,262	1,121,273
Acquisition expenses	(753,302)	(777,875)	(496,439)
Net unrealized gains (losses) on credit derivatives	2,757,435	456,113	(613,281)

Net income from derivative instruments	$4,350,128	$1,534,500	$11,553

5	MAJOR CUSTOMERS
      The Company derives the majority of its business from four United States based primary financial guaranty insurance companies namely MBIA Insurance Corp., Financial Security Assurance Inc., Ambac Assurance Corp. and Financial Guaranty Insurance Co. The four primary insurers accounted for 39%, 38%, 20%, and 1% in 2004, 35%, 36%, 26%, and 2% in 2003, and 18%, 46%, 28%, 8% in 2002 of gross premiums written. This customer concentration results from the small number of primary insurance companies that are licensed to write financial guaranty insurance. The majority of the Company’s gross premiums written are derived from treaty agreements that are renewed on an annual basis. Two of the four United States based primary financial guaranty insurance companies are also related parties. Descriptions of the relationships are discussed in Note 17 “Related party transactions.”

6	EARNINGS PER SHARE
      Basic earnings per share excludes dilution and is computed by dividing net income available to common shareholders by the weighted average number of common shares outstanding during the period. Diluted earnings per share show the dilutive effect of all stock options and other items outstanding during the period that could potentially result in the issuance of common stock. As of December 31, 2004, 2003 and 2002 there were 0, 0, and 16,518 stock options, respectively that were not included in the diluted earnings per share calculation because they were antidilutive.

RAM RE GROUP OF COMPANIES
Notes to Combined Financial Statements — (Continued)
      The following table sets forth the computation of basic and diluted earnings per share for the years ended December 31, 2004, 2003 and 2002:

	2004	2003	2002

Net Income	$24,734,145	$21,210,356	$14,251,598
Basic weighted-average shares	1,993,635	1,816,352	1,298,800
Effect of stock options	8,660	3,859	1,651

Diluted weighted-average shares	2,002,295	1,820,211	1,300,451
Basic EPS	$12.41	11.68	10.97
Diluted EPS	$12.35	11.65	10.96

7	INVESTMENTS
      The amortized cost and fair value of investments at December 31, 2004 and 2003 were as follows:

		Gross	Gross
	Amortized	Unrealized	Unrealized	Estimated Fair
	Cost	Gains	Losses	Value

2004:
Fixed interest securities:
Agencies	$51,964,943	$31,689	$354,171	$51,642,461
U.S. government obligations	30,995,766	244,328	108,020	31,132,074
Corporate debt securities	146,049,031	2,615,933	1,975,975	146,688,989
Municipal securities	11,736,705	1,125,583	20,328	12,841,960
Mortgage and asset-backed securities	161,373,122	1,908,877	681,385	162,600,614

	$402,119,567	$5,926,410	$3,139,879	$404,906,098

		Gross	Gross
	Amortized	Unrealized	Unrealized	Estimated Fair
	Cost	Gains	Losses	Value

2003:
Fixed interest securities:
Agencies	$11,901,853	$75,793	$—	$11,977,646
U.S. government obligations	47,404,835	607,704	103,563	47,908,976
Corporate debt securities	89,712,550	2,522,010	1,530,445	90,704,115
Municipal securities	17,498,472	1,008,082	342,340	18,164,214
Mortgage and asset-backed securities	174,660,166	3,237,751	816,186	177,081,731

	$341,177,876	$7,451,340	$2,792,534	$345,836,682

      As a result of its obligation under a loss indemnity policy entered into in the normal course of business, the Company purchased a defaulted corporate debt security which it holds in its investment portfolio as of December 31, 2004 and 2003, at an amortized cost of $3,703,000. Since the bond also carries with it a financial guaranty insurance policy issued by a triple-A guarantor, the fair value of the bond is considered equal to its amortized cost. The Company did not have an aggregate investment in a single entity, other than the US Government securities, in excess of 10% of total investments at December 31, 2004 and 2003.

RAM RE GROUP OF COMPANIES
Notes to Combined Financial Statements — (Continued)
      The investments that have unrealized loss positions as of December 31, 2004 and 2003, aggregated by investment category and the length of time they have been in a continued unrealized loss position, are as follows:

	Less Than 12 Months		12 Months or More		Total

		Unrealized		Unrealized		Unrealized
	Fair Value	Loss	Fair Value	Loss	Fair Value	Loss
Temporarily Impaired Securities
2004:
Fixed income securities
Agencies	$38,238,803	$354,171	$—	$—	$38,238,803	$354,171
U.S. government obligations	20,007,709	108,020	—	—	20,007,709	108,020
Corporate debt securities	86,184,344	1,358,813	25,369,296	617,162	111,553,640	1,975,975
Municipal securities	—	—	1,379,672	20,328	1,379,672	20,328
Mortgage and asset-backed securities	54,257,649	368,654	18,926,843	312,731	73,184,492	681,385

Total temporarily impaired securities	$198,688,505	$2,189,658	$45,675,811	$950,221	$244,364,316	$3,139,879

2003:
Fixed income securities
Agencies	$—	$—	$—	$—	$—	$—
U.S. government obligations	16,085,844	103,563	—	—	16,085,844	103,563
Corporate debt securities	58,500,618	1,530,445	—	—	58,500,618	1,530,445
Municipal securities	6,216,814	342,340	—	—	6,216,814	342,340
Mortgage and asset-backed securities	74,623,474	813,132	278,267	3,054	74,901,741	816,186

Total temporarily impaired securities	$155,426,750	$2,789,480	$278,267	$3,054	$155,705,017	$2,792,534

      As of December 31, 2004 and 2003, 54 out of 114 securities and 42 out of 105 securities, respectively, were in unrealized loss positions. As of December 31, 2004, 18 securities with total unrealized losses of $358,401 had continued losses for 6 months or less, 20 securities with total unrealized losses of $1,831,257 had continued losses for 7 months to 12 months and 16 securities with an unrealized loss of $950,221 had a continued loss for 12 months or more. As of December 31, 2003, all 32 securities with unrealized loss positions totalling $1,952,794 had continued unrealized loss positions for 6 months or less. 9 securities with total unrealized losses of $836,686 had continued losses for 7 months to 12 months and 1 security with an unrealized loss of $3,054 had a continued loss for 12 months or more. The unrealized losses as of December 31, 2004 are attributed to the current interest rate environment and the Company believes the impairments to be temporary.

RAM RE GROUP OF COMPANIES
Notes to Combined Financial Statements — (Continued)
      The amortized cost and estimated fair value of fixed interest securities classified as available for sale as of December 31, 2004, by contractual maturity, are shown below. Expected maturities will differ from contractual maturities because borrowers may have the right to call or repay obligations with or without call or prepayment penalties.

	Amortized	Estimated Fair
	Cost	Value

2004
Less than one year	$—	$—
Due after one year through five years	182,156,316	181,709,468
Due after five years through ten years	60,387,309	60,519,395
Due after ten years	159,575,942	162,677,235

	$402,119,567	$404,906,098

      Proceeds from maturities and sales of investments in fixed interest securities available for sale during 2004, 2003, and 2002 were $162,205,186, $188,869,237, and $132,512,309 respectively. Gross gains of $1,128,642, $4,011,321, and $3,342,148 in 2004, 2003, and 2002, respectively, and gross losses of $592,960, $2,914,277, and $414,949 in 2004, 2003, and 2002, respectively, were realized on those sales.
      Major categories of net investment income are summarized as follows:

	2004	2003	2002

Interest from debt securities and cash equivalents	$16,846,971	$13,508,223	$11,940,991
Net foreign exchange gains	808,087	564,135	106,328
Interest income — shareholder loan	10,214	9,984	40,324
Investment expense	(841,185)	(709,393)	(541,323)

Net investment income	$16,824,087	$13,372,949	$11,546,320

8	CONTINGENT CAPITAL AND CREDIT FACILITIES
      As of December 31, 2004 and 2003 the Company maintained a $90,000,000 credit facility with major commercial banks. The facility may be drawn upon by the Company if cumulative losses exceed certain minimum thresholds in respect of public finance bonds and, in a limited capacity, asset-backed securities reinsured by the Company. Loan obligations under this facility have limited recourse and would be repayable from, and collateralized by, a pledge of recoveries realized on defaulted reinsured obligations covered by the facility, including certain instalment premiums and other collateral. The facility, which contains an annual renewal provision subject to approval by the banks, has a seven-year term ending on May 11, 2011. As of December 31, 2004 and 2003, no amounts were outstanding under this facility.
      On December 23, 2003, RAM Re entered into a contingent capital facility whereby it was granted the right to exercise perpetual put options in respect of its Class B preference shares against the counterparty to the option agreement, in return for which it pays the counterparty a monthly floating put option fee. The counterparty is a trust established by an investment bank. The trust was created as a vehicle for providing capital support to RAM Re by allowing it to obtain, at its discretion and subject to the terms of the option agreement, access to new capital through the exercise of a put option and the subsequent purchase by the trust of RAM Re preference shares. The rights of the holders of the preference shares are subordinate to those of ceding companies under reinsurance contracts. The put agreement has no scheduled termination date or maturity, but will be terminated if RAM Re takes certain actions as specified in the operative facility documents. RAM Re has the option to redeem the Class B preference shares issued upon exercise of its put option, subject to certain specified terms and conditions. If the put

RAM RE GROUP OF COMPANIES
Notes to Combined Financial Statements — (Continued)
option is exercised in full, RAM Re would receive up to $50,000,000 in connection with the issuance of the preference shares, the proceeds of which may be used for any purpose including the payment of claims. To fund the purchase of preference shares upon exercise of the put option by RAM Re, the trust issued $50,000,000 of its own auction market perpetual preferred securities which are rated “A+” by Standard & Poor’s and “A2” by Moody’s. The proceeds of this issuance are held by the trust in certain high quality, short-term commercial paper investments. As of December 31, 2004, the perpetual put options have not been exercised. Expenses of $611,644 and $1,184,094 relating to the establishment and operation of the facility for the years ended December 31, 2004 and 2003, respectively, have been charged directly to additional paid-in capital.

9	FAIR VALUES OF FINANCIAL INSTRUMENTS
      Management has estimated the fair value of certain financial instruments based upon market information using appropriate valuation methodologies. The estimates presented herein are not necessarily indicative of the amounts the Company could realize in a current market exchange. The fair values of investments are based on quoted market prices or dealer quotes. The carrying amounts of cash and cash equivalents, interest and premiums receivable, other assets, accounts payable and accrued liabilities and other liabilities are considered reasonable estimates of their fair values.

RAM RE GROUP OF COMPANIES
Notes to Combined Financial Statements — (Continued)

10	LOSSES AND LOSS EXPENSE RESERVE
      The Company’s liability for losses and loss adjustment expenses consists of case basis loss reserves and an unallocated reserve. Movement in the provision for losses and loss adjustment expenses is summarized as follows:

	2004	2003	2002

Case basis loss reserves:
Balance — Beginning of year	$2,967,532	$2,260,819	$84,033
Less: Recoverables on paid losses	(1,641,375)	(1,659,515)	—

Net balance — Beginning of year	1,326,157	601,304	84,033

Incurred related to:
Current year	—	—	—
Prior years	4,089,754	1,280,282	2,605,101

Total incurred	4,089,754	1,280,282	2,605,101

Net losses paid related to:
Current year	—	—	—
Prior years	1,434,288	555,429	2,087,830

Total paid	1,434,288	555,429	2,087,830

Net balance — End of year	3,981,623	1,326,157	601,304
Add: Recoverables on paid losses	1,167,575	1,641,375	1,659,515

Balance — End of year	5,149,198	2,967,532	2,260,819

Unallocated loss reserve:
Balance — Beginning of year	10,853,931	8,139,907	4,298,012
Net provision for losses	2,075,479	3,420,738	3,841,895
Transfers to case reserves	(2,585,882)	(706,714)	—

Balance — End of year	10,343,528	10,853,931	8,139,907

Total losses and loss adjustment expenses	$15,492,726	$13,821,463	$10,400,726

      Incurred case basis reserves of $4,089,754 in 2004, $1,280,282 in 2003, and $2,605,101 in 2002 represent the Company’s proportionate share of losses established by ceding companies and are based on notification by ceding companies and the judgment of management. The net unallocated reserve increases of $2,075,479 in 2004, $3,420,738 in 2003, and $3,841,895 in 2002 are due primarily to increased exposures reinsured by the Company in the ordinary course of business.
      As of December 31, 2004, 2003, and 2002, recoverables on paid losses included $1,025,373, $1,515,827, and $1,652,723, respectively, in collateral certificates purchased by MBIA (see Note 17 “Related party transactions”) in a foreclosure on assets underlying certain insured equipment trust lease obligations reinsured by the Company. The recoverable is recorded at its estimated fair value based on the estimated present value of lease payments over an average of 27 months, 39 months, and 48 months as of December 31, 2004, 2003, and 2002, respectively, and the estimated present value of the recovery value of the underlying assets. There are no assurances that the ultimate value received or recovered will not be materially different than the estimated fair value. As of December 31, 2004, the difference between the paid loss less lease payments received to date of $1,526,606 and the estimated fair value of $1,025,373 is $501,233. As of December 31, 2003, the difference between the paid loss of $1,697,268 and the estimated fair value of $1,515,827 is $181,441. As of December 31, 2002, the difference between the paid loss of $1,989,761 and the estimated fair value of $1,652,723 is $337,038. This change in fair value for the year

RAM RE GROUP OF COMPANIES
Notes to Combined Financial Statements — (Continued)
ended December 31, 2004, 2003, and 2002, respectively, has been recorded as part of losses and loss adjustment expenses on the income statement.
      In 2000, the Company entered into a loss indemnity policy with one of its customers insuring the liquidity risk on a portfolio of synthetic collateralized bond obligations. Loss exposure under the indemnity policy is limited to $30 million in the aggregate and $10 million per reference obligation once total losses in the portfolio exceed $30 million. The Company’s exposure under this policy is fully insured by a triple-A rated financial guarantor. The financial guaranty insurance policy guarantees the principal and interest payments on a defaulted reference obligation in accordance with its debt service schedule. Since the Company is fully insured for all obligations under the loss indemnity policy and the numbers are not considered significant to either the balance sheet or the income statement, gross premiums written, losses and loss adjustment expenses and net realized gains (losses) on credit derivatives have been recorded on a net basis in the financial statements. As of December 31, 2004 and 2003, one defaulted bond had been purchased by the Company pursuant to its obligation under the loss indemnity policy as total losses in the portfolio exceeded $30 million. The bond has been classified as an available for sale investment and is disclosed in Note 7 to these financial statements.

11	OUTSTANDING EXPOSURE
      Financial guarantees are unconditional commitments that guaranty the performance of obligations under a debt service schedule. The Company’s potential liability in the event of non-performance by the issuer of the reinsured obligation is represented by its proportionate share of the aggregate outstanding principal and interest payable on such insured obligation. As of December 31, 2004 and 2003, the Company’s outstanding principal reinsured was $22.2 billion and $19.8 billion, respectively. If a primary financial guaranty insurance company pays a claim and has recourse through subrogation rights, the Company would benefit based on its proportionate share of risk.
      Outstanding principal reinsured as of December 31, 2004 and 2003 by credit sector was (in billions):

	2004	2003

Asset-backed securities	$7.1	$6.5
General obligation and lease	5.0	4.1
Transportation	2.8	2.6
Municipal utilities	2.7	2.3
Healthcare	1.6	1.4
Sales and excise tax	1.4	1.3
Investor-owned utilities	0.7	0.5
Other	0.9	1.1

	$22.2	$19.8

RAM RE GROUP OF COMPANIES
Notes to Combined Financial Statements — (Continued)
      Outstanding principal reinsured at December 31, 2004 and 2003 by geographic location was (in billions):

	2004	2003

Multi-state	$5.1	$3.6
International	4.1	3.6
California	1.8	1.6
New York	1.3	1.2
Florida	1.0	0.9
Texas	0.9	0.9
Other U.S. states	8.0	8.0

	$22.2	$19.8

      The Company controls its exposure to credit risk through risk management guidelines, the objectives of which are to ensure that the Company maintains a reinsured portfolio that is of high quality and is sufficiently diversified to protect the Company from unexpected severe deterioration in any particular credit sector or geographic location.

12	PENSION AND PROFIT PARTICIPATION PLANS
      The Company maintains qualified and non-qualified, non-contributory, defined contribution pension plans for the benefit of eligible employees. These plans are administered by a third party. The Company’s contributions are based upon a fixed percentage of employee compensation. Pension expense, which is funded as accrued, for the years ended December 31, 2004, 2003, and 2002 was $628,921, $356,030, and $286,456, respectively.
      The Company maintains a closed profit participation plan that provides for awards comprised of a cash payment based on the Company exceeding minimum performance hurdles preceding a liquidity event. A liquidity event is defined under the plan to be a stock or asset sale, an initial public offering, an incremental dividend or a common stock distribution to an investor. There is only one participant in this plan. As of December 31, 2004, 2003 and 2002, the Company had not exceeded the minimum performance hurdles and as a result no accrual for incentive compensation under this plan has been made.

RAM RE GROUP OF COMPANIES
Notes to Combined Financial Statements — (Continued)

13	STOCK OPTION PLAN
      On March 13, 2001, the Company adopted a Stock Option Plan for Management Employees to enable key employees to acquire common shares of Holdings II. Options granted under the plan generally have a per share exercise price not less than the estimated fair value of the underlying common stock as determined at the time of grant and a term not to exceed 10 years. As of December 31, 2004 and 2003, 108,340 and 92,340 options, were granted and unexercised. The options are exercisable once vested. The typical vesting period is 5 years, or 5% per quarter. A summary of the Company’s stock option plan as of December 31, 2004 and 2003 is as follows:

		2004		2003
		Weighted		Weighted
	Number of	Average Exercise	Number of	Average Exercise
	Shares	Price Per Share	Shares	Price Per Share

Options
Outstanding — Beginning of year	92,340	$136.88	67,340	$135.99
Purchased from employee	(3,000)	130.33	—	—
Forfeited	(3,000)	130.33	—	—
Granted during the year	22,000	145.60	25,000	139.26

Outstanding — End of year	108,340	139.01	92,340	136.88

Exercisable — End of year	71,326	137.25	48,040	134.24

Weighted average fair value per share of options granted during the year		145.60		139.26

      As of December 31, 2004, exercise prices range from $126.15 to $154.24 and the weighted average remaining contractual life of the options is 8 years. During 2004 the Company purchased from employees 3,000 options that were fully vested at an expense of $87,950.
      The Company applies Accounting Principles Board Opinion (“APB”) No. 25 and related Interpretations in accounting for its stock-based plans. During 2003, compensation expense of $362,361 was recognized and has been recorded as a reduction in additional paid-in capital. The expense was incurred when 25,000 options were issued with an exercise price less than the estimated fair value of the Company’s common stock on the grant date and 16,518 options previously granted had a reduction in their exercise price. For the remaining options outstanding, since the fair value of the options on the grant dates were not less than the estimated fair value of the Company’s common stock, the Company has not recognized compensation expense. Under Statement of Financial Accounting Standards No. 123, the Company would have reported additional compensation expense of $453,928, $164,223, and $896,034 and pro forma net income of $24,280,217, $21,046,133, and $13,355,564 for the years ending December 31, 2004, 2003, and 2002, respectively.
      The fair value of each option was determined using the minimum value method, which is applicable for private companies. This method excludes the expected volatility of a company’s stock. In estimating the fair value of options, the Company made the following assumptions: i) dividend yield was zero; ii) weighted average risk-free interest rate was 3.8% and 4.0% as of December 31, 2004 and December 31, 2003, respectively; and iii) expected average life was 3.0 years and 2.7 years as of December 31, 2004 and December 31, 2003.

14	CONTINGENT SHARE PLAN
      On March 13, 2001, the Company entered into Contingent Share Agreements (the “Agreements”) to enable three management employees to benefit in the event they left the Company and a liquidity event

RAM RE GROUP OF COMPANIES
Notes to Combined Financial Statements — (Continued)
occurred. The contingent share plan requires that the employees let their regular stock options (see note 13) expire unexercised. The employees can exercise either their regular stock options or the contingent share plan, but not both. Together the plans are a tandem plan where exercise of one component cancels the other.
      If the employees leave the Company and let their regular stock options expire, one year after their termination date (“Anniversary Date”) and ending no later than February 11, 2007 (subsequently amended February 9, 2005 to end no later than February 11, 2009), the employees covered by the Agreements have the right to receive a cash payment upon the occurrence of certain events specified in the Agreements. If such certain events do not occur, then the employees have the right to purchase contingent shares of Holdings II. Contingent shares purchased under these Agreements carry liquidity rights in certain situations such as an initial public offering of common shares of the Company or a change in control as defined in the Agreements.
      The number of contingent shares is based on the number of exercisable options that terminated under the Company’s Stock Option Plan (note 13) multiplied by the proportionate growth in adjusted book value from the grant date to the Anniversary Date. The number of contingent shares granted is determined on the Anniversary Date. The contingent share price is determined at the time of grant and may not be less than the estimated fair value of the Company’s common stock at the time of grant.
      As of December 31, 2004 and 2003, management was not able to reasonably estimate the assumptions as to when an employee might terminate, which plan they would choose to exercise, the likelihood and timing of certain specified future events, the ultimate number of contingent shares that may be issued, and whether there would be a cash payment or the contingent share options would be exercised.

15	COMMITMENTS AND CONTINGENCIES
      During 2004, the Company renewed its agreement to lease office space for the 2005 calendar year. As of December 31, 2004, the future minimum commitment under the lease, with three years remaining, is $323,595 per year. Rental expense for the aforementioned lease amounted to $314,415 in 2004, $291,465 in both 2003 and 2002.
      A downgrade of RAM Re’s ratings would have a material adverse affect on RAM Re’s ability to compete in the financial guaranty reinsurance industry and significantly decrease the value of the reinsurance provided. As at December 31, 2004, the Company’s financial strength and financial enhancement ratings are “Aa3” by Moody’s and its financial strength rating is “AAA” by Standard & Poor’s, both with a stable outlook. A downgrade of these ratings would negatively affect the value of RAM Re’s reinsurance. Under the current guidelines for assigning credit to reinsurance, if Standard & Poor’s were to downgrade RAM Re’s rating from “AAA” to “AA,” there would be an immediate 30% decrease in the benefits financial guarantors receive from ceding business to RAM Re based on Standard & Poor’s model. In addition to potential negative effects on future business, a downgrade of RAM Re’s rating would cause its competitive position in the reinsurance industry to suffer. If RAM Re experienced a rating downgrade, the ceding companies would have the ability under the reinsurance contracts to either reprice existing business via increases in the ceding commissions charged or recapture existing business. A downgrade of RAM Re’s ratings, or the placing of RAM Re’s ratings on credit watch or under review for a ratings downgrade, would also negatively affect its ability to negotiate favourable terms with ceding companies on a going-forward basis.
      The Company settled its dispute with the former President and CEO of RAM Re. The settlement amount expensed in 2004 was $843,256 and there is no further liability.
      A discussion of additional contingencies is in Note 14 “Contingent Share plan.”

RAM RE GROUP OF COMPANIES
Notes to Combined Financial Statements — (Continued)

16	LONG-TERM DEBT
      On March 26, 2004 RAM Holdings Ltd. issued $40,000,000 of unsecured senior notes (the “Notes”) to a qualified institutional buyer as defined in Rule 144A of the Securities Act. The term of the Notes is 20 years with the full principal amount due at maturity. RAM Holdings II Ltd. has provided an unconditional guarantee of all amounts due with respect to the Notes. The Notes rank pari passu in right of repayment with RAM Holding Ltd.’s other unsecured senior debt. The net proceeds from the Notes have been used to provide capital for RAM Reinsurance Company Ltd.
      The applicable interest rate is 6.875% and is payable semi-annually. The Notes are subject to redemption at the option of RAM Holdings Ltd., in whole or in part at any time upon 30 days advance notice by paying principal, accrued interest and the Make Whole Amount. There are no financial covenants in place. As of December 31, 2004 interest expense amounting to $2,106,345 has been recorded.

17	RELATED PARTY TRANSACTIONS
      As of December 31, 2004 and 2003, the Company had a loan to a shareholder, who is also a current employee, in the amount of $100,000. The loan is repayable to the Company on the occurrence of a liquidity event. The note bears interest at the rate of: (1) prior to April 1, 2003, the greater of 8.5%, or the applicable U.S. federal mid-term rate at the date of the loan agreement and (2) on and after April 1, 2003, the prime rate plus 2.0%. The loan to shareholder has been recorded as a reduction to additional paid-in capital.
      Interest earned in 2004, 2003, and 2002 from shareholder loans was $10,214, $9,984, and $40,324, respectively, and has been included in net investment income.
      MBIA Insurance Corporation (“MBIA”), one of the four United States based primary financial guaranty insurance companies ceding business to the Company, invested $25.4 million in the April 3, 2003 private offering of common shares of Holdings and Holdings II. The shares were issued at $111.41. As of December 31, 2004, MBIA owned 11.4% of the aggregate issued and outstanding common shares of Holdings and Holdings II. The Company has engaged MBIA Capital Management Corp. (“MBIA Capital”), a wholly owned subsidiary of the parent company of MBIA, to provide the Company with investment advisory and management services. An amount of $751,672 and $452,458 was incurred in fees for the years ended December 31, 2004 and 2003 to MBIA Capital for these services and had been recorded in net investment income on the income statement. The amount due to MBIA Capital as of December 31, 2004 and 2003 was $195,122 and $174,924, respectively, and has been included in accounts payable and accrued liabilities. In the ordinary course of business, the Company has also entered into reinsurance agreements with MBIA. In 2004 and 2003, gross written premiums ceded from MBIA accounted for 39% and 35% of total gross premiums written, respectively. Amounts due from MBIA as of December 31, 2004 and 2003 were $nil and $4,524,163, respectively, and has been included in premiums receivable. Case reserves/(recoverables) established on transactions ceded from MBIA as of December 31, 2004 and 2003 were ($63,157) and $443,242, respectively. Reinsurance recoverables on paid losses on transactions ceded from MBIA as of December 31, 2004 and 2003 were $1,025,372 and $1,641,374, respectively.
      In December 2003, two shareholders, who together own 37.93% of the aggregate issued and outstanding common shares of Holdings and Holdings II, became investors in FGIC Corporation, an insurance holding company whose subsidiary Financial Guaranty Insurance Company (“FGIC”) is one of the four largest United States based primary financial guaranty insurance companies. In the ordinary course of business, the Company has entered into reinsurance agreements with FGIC. In 2004 and 2003, gross written premiums ceded from FGIC accounted for 1% and 2% of total gross premiums written by

RAM RE GROUP OF COMPANIES
Notes to Combined Financial Statements — (Continued)
the Company, respectively. Amounts due from FGIC as of December 31, 2004 and 2003 were $5,318 and $32,438, respectively, and have been included in premiums receivable.

18	SHARE CAPITAL
      Holdings is authorized to issue 2,000,000 common shares at a par value of $1 per share, of which 107,448 shares were issued and outstanding as of December 31, 2004 and 2003. Holdings II is authorized to issue 2,500,000 common shares at a par value of $1 per share, of which 1,886,187 shares were issued and outstanding as of December 31, 2004 and 2003.
      On April 3, 2003, 19,258 shares of Holdings and 684,092 shares of Holdings II were issued in connection with a private placement of equity for proceeds of $91,606,203. Shares issued to MBIA (See Note 17 “Related party transactions”) were issued at $111.41 and shares issued to certain existing shareholders were issued at $139.26. In contemplation of the issuance of additional common shares, the Company increased its authorized shares in Holdings II to 2,500,000 from 1,500,000 on April 2, 2003. Costs incurred of $1,886,308 directly relating to the issuance of capital have been charged directly to shareholders’ equity upon closing of the transaction.
      In January 2002, 8,052 shares of Holdings II were redeemed from a former shareholder for $1,056,221 and 3,506 shares of Holdings II were sold by one shareholder to another in exchange for a promissory note. Holdings II then redeemed these shares in February 2002 for $488,806 and the promissory note was cancelled.
      In June 2002, 12,818 shares of Holdings were redeemed from two former shareholders for $1,820,284. In connection with the repurchase, current shareholders of Holdings and Holdings II redeemed 15,405 shares of Holdings II and purchased 15,405 shares of Holdings for $2,187,664 and 4,275 shares of Holdings were redeemed for $607,093.

19	TAXATION
      The Company has received an undertaking from the Bermuda government exempting it from all local income, withholding and capital gains taxes until March 28, 2016. At the present time no such taxes are levied in Bermuda.

20	STATUTORY REQUIREMENTS
      RAM Re is registered under the Bermuda Insurance Act 1978, amendments thereto and related Regulations (the “Act”), which require that they maintain minimum levels of solvency and liquidity. For the years ended December 31, 2004 and 2003 these requirements have been met. The minimum required statutory capital and surplus was $10.2 million and $10.5 million and actual statutory capital and surplus was $286.4 million and $233.4 million as of December 31, 2004 and 2003, respectively. The minimum required level of liquid assets was $120.5 million and $103.1 million and actual liquid assets were $446.9 million and $370.8 million as of December 31, 2004 and 2003, respectively.
      The Act limits the maximum amount of the annual dividends paid by RAM Reinsurance without notification to, and in certain cases the approval of, the Bermuda Monetary Authority of such payment. The maximum amount of dividends that could be paid by RAM Reinsurance, without such notification, was $37.8 million and $32.0 million as at December 31, 2004 and 2003, respectively.
      Statutory financial statements prepared under the Act differ from financial statements prepared in accordance with US GAAP due to the exclusion of non-admitted assets such as deferred policy acquisition costs, prepaid expenses and the fair value adjustment of derivative instruments.

RAM Re Group of Companies
Condensed Combined Balance Sheet
(Unaudited)
As of September 30, 2005 and December 31st, 2004

	September 30,	December 31,
	2005	2004

Assets
Cash and cash equivalents	$3,441,945	$36,086,774
Investments, at fair value (amortized cost: September 30, 2005 — $464,704,855; December 31, 2004 — $402,119,567)	461,751,233	404,906,098
Accrued interest receivable	3,424,473	4,002,811
Premiums receivable	3,588,169	1,983,149
Recoverable on paid losses	1,173,419	1,167,575
Deferred policy acquisition costs	65,776,692	58,652,627
Fixed assets	143,232	188,218
Deferred expenses	869,792	930,826
Prepaid expenses	407,219	158,891
Other assets	172,784	2,721,058

Total assets	540,748,958	510,798,027

Liabilities and Shareholders’ Equity
Losses and loss adjustment expenses	12,273,579	15,492,726
Unearned premiums	163,837,242	140,042,526
Accounts payable and accrued liabilities	2,534,148	2,995,969
Unsecured senior notes	40,000,000	40,000,000
Accrued interest payable	—	693,151
Share based compensation liability	2,801,535	—
Other liabilities	—	68,161

Total liabilities	221,446,504	199,292,533

Shareholders’ Equity
Share capital: $1 par value; authorized 4,500,000 shares (September 30, 2005 — 4,500,000 shares); issued and outstanding 1,991,135 (December 31, 2004 — 1,993,635)	1,991,135	1,993,635
Additional paid-in capital	211,816,828	212,572,647
Accumulated other comprehensive income	(2,953,623)	2,786,531
Retained earnings	108,448,114	94,152,681

Total shareholders’ equity	319,302,454	311,505,494

Total liabilities and shareholders’ equity	540,748,958	510,798,027

See accompanying Notes to Condensed Combined Financial Statements

RAM Re Group of Companies
Condensed Combined Statements of Income
(Unaudited)

	Nine Months Ended September 30,

	2005	2004

Revenues
Gross premiums written	$55,219,997	$48,212,116
Change in unearned premiums	(23,794,716)	(20,861,080)

Premiums earned	31,425,281	27,351,036

Net investment income	12,863,911	12,006,080
Net realized gains (losses) on sale of investments	(1,137,349)	560,163
Net unrealized gains (losses) on credit derivatives	(2,543,581)	2,190,051

Total revenues	40,608,262	42,107,330

Expenses
Losses and loss adjustment expenses	3,103,622	2,461,594
Acquisition expenses	11,570,983	10,229,355
Operating expenses	9,391,131	8,174,352
Interest expense	2,056,849	1,413,194

Total expenses	26,122,585	22,278,495

Net income for the period	14,485,677	19,828,835

See accompanying Notes to Condensed Combined Financial Statements

RAM Re Group of Companies
Condensed Combined Statement of Shareholders’ Equity and Retained Earnings
(Unaudited)
For the Nine Months Ended September 30, 2005 and 2004

			Accumulated Other
		Additional Paid-	Comprehensive	Retained
	Share Capital	In Capital	Income	Earnings	Total

Balance, December 31, 2003	$1,993,635	$213,184,291	$4,658,806	$69,418,536	$289,255,268
Committed preferred shares expenses		(424,855)			(424,855)
Net income				19,828,835	19,828,835
Other comprehensive income
Unrealized gain (loss) on securities			(1,151,872)		(1,151,872)

Balance, September 30, 2004	1,993,635	212,759,436	3,506,934	89,247,371	307,507,376

Balance, December 31, 2004	1,993,635	212,572,647	2,786,531	94,152,681	311,505,494

Issue/(redemption) of share capital	(2,500)	(147,500)	—	(190,244)	(340,244)
Committed preferred shares expenses	—	(449,862)	—	—	(449,862)
Non-cash compensation	—	(158,457)	—	—	(158,457)
Net income	—	—	—	14,485,677	14,485,677
Other comprehensive income
Unrealized gain (loss) on securities	—	—	(5,740,154)	—	(5,740,154)

Balance, September 30, 2005	1,991,135	211,816,828	(2,953,623)	108,448,114	319,302,454

See accompanying Notes to Condensed Combined Financial Statements

RAM Re Group of Companies
Condensed Combined Statements of Cash Flows
(Unaudited)
For the Nine Months Ended September 30, 2005 and 2004

	2005	2004

Cash flows from operating activities:
Net Income	$14,485,677	$19,828,835
Adjustments to reconcile net income to net cash provided by operating activities:
Net realized investment gains	1,137,349	(560,163)
Net unrealized (gains) losses on credit derivatives	2,543,581	(2,190,051)
Depreciation and amortization	131,328	198,352
Amortization of bond premium and discount	(239,206)	1,992,821
Non-cash compensation	178,411	—
Amortization of debt discount	4,690	3,230
Accrued interest receivable	578,338	337,564
Prepaid expenses	(248,328)	(164,295)
Premiums receivable	(1,605,020)	8,511,529
Recoverable on paid losses	(5,844)	195,785
Deferred acquisition costs	(7,124,065)	(2,864,192)
Deferred expenses	61,034	(1,281,078)
Other liabilities	(68,161)	—
Loss and loss adjustment expenses	(3,219,147)	1,202,036
Unearned premiums	23,794,716	9,385,301
Accounts payable and accrued liabilities	(461,821)	(35,530)
Shared based compensation liability	2,801,535	—
Accrued interest payable	(693,150)	—

Net cash provided by operating activities	32,051,917	34,560,144

Cash flows from investing activities:
Proceeds on sales and maturities of investments	113,994,665	195,001,063
Purchases of investments	(177,875,995)	(254,106,653)
Purchase of fixed assets	(25,310)	(102,747)

Net cash used in investing activities	(63,906,640)	(59,208,337)

Cash flows from financing activities:
Proceeds from issuance of debt facility	—	38,874,400
Shares issued (redeemed)	(340,244)	—
Committed preferred shares expenses	(449,862)	(424,855)

Net cash used in financing activities	(790,106)	39,449,545

Net (decrease)/increase in cash and cash equivalents	(32,644,829)	14,801,352
Cash and cash equivalents, beginning of period	36,086,774	11,096,199

Cash and cash equivalents, end of period	3,441,945	25,897,551

See accompanying Notes to Condensed Combined Financial Statements

RAM Re Group of Companies
Notes to the Unaudited Condensed Combined Financial Statements
For the nine month periods ended September 30, 2005 and September 30, 2004

1.	Background
      RAM Holdings Ltd. (“Holdings”), RAM Holdings II Ltd. (“Holdings II”), and RAM Reinsurance Company Ltd. (“RAM Re”) (collectively “the Company” or “the RAM Re Group of Companies”) were incorporated on January 28, 1998 under the laws of Bermuda. Holdings owns 100% of the voting shares of RAM Re and Holdings II owns 100% of the non-voting shares of RAM Re. There are overlapping investor interests in the shares of Holdings and Holdings II and the economic interest of each investor is determined based on each investor’s combined interest in both holding companies.
      RAM Re’s principal activity is the reinsurance of financial guarantees of public finance and asset-backed debt obligations insured by the triple-A rated monoline financial guaranty companies. The Company provides reinsurance through treaty and facultative agreements that it maintains with each of its customers. Financial guaranty reinsurance written by RAM Re generally provides for guarantees of scheduled principal and interest payments on an issuer’s obligation in accordance with the obligation’s original payment schedule and, in rare circumstances, such amounts are payable on an accelerated basis.

2.	Basis of Preparation
      The September 30, 2005 unaudited condensed combined financial statements do not include all of the information and disclosures required by accounting principles generally accepted in the United States of America (“US GAAP”). These statements should be read in conjunction with the combined financial statements and notes for the year ended December 31, 2004 for RAM Re Group of Companies. The September 30, 2005 condensed combined financial statements are unaudited. In the opinion of management, the financial statements represent a fair statement of the Company’s financial position and results of operations. The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported revenues and expenses during the reporting period. Actual results may differ from those estimates. The results of operations for the nine months ending September 30, 2005 may not be indicative of the results that may be expected for the year ended December 31, 2005. The December 31, 2004 balance sheet, included in these statements, was derived from audited financial statements, but does not include all the disclosures required by GAAP.

3.	Basis of Combination
      The combined financial statements include the consolidated accounts of Holdings and the accounts of Holdings II as this presentation is considered most meaningful to the shareholders. The consolidated accounts of Holdings include those of its subsidiary RAM Re. Holdings and Holdings II have common shareholders and are under common management. Intercompany balances and transactions have been eliminated in combination. Results are not consolidated due to the ownership structure of the Company. There are no significant differences between financial statements prepared on a combined basis and those which would be prepared on a consolidated basis.

4.	Loss and Loss Adjustment Expenses
      During the nine months ended September 30, 2005, the Company paid a loss of $6 million on a reinsured obligation. As of December 31, 2004, the Company had established a case reserve of $4.1M, thus the incremental incurred loss related to this claim was $1.9M for 2005. Based on available information as of September 30, 2005, there are no further case reserves nor amounts recoverable for this obligation.

RAM Re Group of Companies
Notes to the Unaudited Condensed Combined Financial Statements
For the nine month periods ended September 30, 2005 and September 30, 2004 — (Continued)
      The Company has exposures in its insured portfolio related to regions impacted by hurricanes Katrina, Rita and Wilma. The Company is continuing to assess its exposure in concert with ceding companies to evaluate the actual and potential impact that the hurricanes may have on its insured credits. Based on available information, the Company does not currently expect there to be material cases of prolonged non-payment that would result in unreimbursed losses. As a result, during the third quarter of 2005, RAM Re did not establish case reserves for its exposure to the regions impacted. To date, RAM Re has paid $13 thousand in claim payments that are expected to be reimbursed.
      In 2000, the Company entered into a loss indemnity policy with one of its customers insuring the liquidity risk on a portfolio of synthetic collateralized bond obligations. During August 2005, a default resolution was entered, and the Company received the full par value of the bond $3,703,000, as well as all interest accrued to the date of default. Loss exposure under the indemnity policy was limited to $30 million in the aggregate and $10 million per reference obligation. The Company’s exposure under this policy was fully insured by a triple-A rated financial guarantor.

5.	Derivative instruments
      The Company has reinsured derivative instruments, consisting primarily of credit default swaps that it intends to reinsure for the full term of the contract. Management considers these derivative instruments to be a normal extension of its financial guaranty reinsurance business. All derivative instruments are recognized on the balance sheet at their fair value, and changes in fair value are recognized in earnings. In determining the fair value of derivative instruments, management relies on quoted market spread data as an input to its internal valuation model. The valuation model considers among other things, the estimated remaining premium to be earned, the duration of the policy, the credit and change in credit quality since inception, and the current market pricing of credit default swaps in comparison to market pricing that was applicable at the transaction inception. Different valuation models may produce materially different results. The Company reviews its valuation model from time to time and may make enhancements as best-practices in the industry develop. Upon occurrence of specific credit events such as default, an appropriate case reserve is established and the obligation is no longer marked to market.

6.	Recent Accounting Pronouncements

(a)	FASB Review
      In January and February of 2005, the SEC discussed with the financial guaranty industry participants the diversity in practice with respect to their accounting policies for loss reserves. In June 2005, the FASB added a project to its agenda to consider the accounting by financial guaranty insurers for claims liability recognition, premium recognition and deferred acquisition costs. The proposed and final documents are expected to be issued in 2006. When the FASB issues authoritative guidance on this matter, RAM Re and the rest of the financial guaranty industry may be required to change some aspects of their loss reserving policies and the potential changes could extend to premium and expense recognition. RAM Re cannot predict how the FASB will resolve this issue and the resulting impact on the Company’s financial statements. Until the authoritative guidance is issued, RAM Re intends to continue to apply its existing policy with respect to the establishment of both case and general reserves.

(b)	Stock compensation plans
      In December 2004, the FASB issued a revision of FASB Statement No. 123, Accounting for Stock Based Compensation. Under FAS 123(R), companies are required to expense the fair vale of employee stock options and other forms of stock-based compensation and to provide associated financial statement disclosures. For non-public companies, FAS 123(R) is effective for annual reporting periods beginning

RAM Re Group of Companies
Notes to the Unaudited Condensed Combined Financial Statements
For the nine month periods ended September 30, 2005 and September 30, 2004 — (Continued)
after December 15, 2005. The Company will apply this statement prospectively to new awards and to awards modified, repurchased, or cancelled after the effective date. RAM Re will continue to account for awards granted prior to December 15, 2005 under APB No. 25, using the minimum value method.

7.	Stock Option Plan
      On June 30, 2005, the Company granted 11,500 additional stock options at a strike price of $156.41 to a management employee. In August 2005, the Company granted 1,400 additional options at a strike price of $159.98 to the unaffiliated directors of the Company.
      As of June 30, 2005, the Company entered into Payment Agreements that terminated both the Contingent Share Agreements (see note 8) and 36,340 vested Stock Options (this note) of three management employees. As the options are vested and the payment is for past service, the Company has recorded a share based compensation liability of $2,801,535 as of September 30, 2005 which represents management’s best estimate of the ultimate liability. In accordance with the terms of the agreement, the Company will re-evaluate this liability on its best estimate of June 30, 2006 book value and record any changes in estimate periodically until the payment date of July 1, 2006.

8.	Contingent Share Plan
      On March 13, 2001, the Company entered into Contingent Share Agreements with three management employees. The contingent share plan was a tandem plan with the stock option plan. Per Note 7 and as of June 30, 2005, the Company entered into Payment Agreements that terminated both the Contingent Share Agreements and vested Stock Options of three management employees. As noted above, the Company has a share based compensation liability of $2,801,535 as of September 30, 2005.

9.	Related Party Transactions
      MBIA Insurance Corporation (“MBIA”), one of the four United States based primary financial guaranty insurance companies ceding business to the Company, invested $25.4 million in the April 3, 2003 private offering of common shares of Holdings and Holdings II. The shares were issued at $111.41. As of September 30, 2005, MBIA owned 11.4% of the aggregate issued and outstanding common shares of Holdings and Holdings II. In the ordinary course of business, the Company has entered into reinsurance agreements with MBIA. For the nine months ending September 30, 2005 and the year ended December 31, 2004, gross written premiums ceded from MBIA accounted for 31% and 39% of total gross premiums written, respectively.

Shares
RAM Holdings Ltd.
Common Shares

PROSPECTUS

                        , 2006
Banc of America Securities LLC
Merrill Lynch & Co.
Keefe, Bruyette & Woods
          Until                     , 2006 all dealers that buy, sell or trade the common shares may be required to deliver a prospectus, regardless of whether they are participating in this offering. This is in addition to the dealers’ obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

PART II
INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13.	Other Expenses of Issuance and Distribution.
      The following table sets forth the expenses payable by the Registrant in connection with the issuance and distribution of the common shares being registered hereby. All of such expenses are estimates, other than the filing and listing fees payable to the Securities and Exchange Commission, the New York Stock Exchange and the National Association of Securities Dealers, Inc.

Securities and Exchange Commission Filing Fee		$26,750
New York Stock Exchange Listing Fee
National Association of Securities Dealers Filing Fee		25,500
Legal Fees and Expenses
Printing Expenses
Accounting Fees and Expenses
Blue Sky Fees and Expenses
Transfer Agent Fees and Expenses
Miscellaneous Expenses

Total	$

Item 14.	Indemnification of Directors and Officers.
      Bye-law 54 of the Registrant’s Amended and Restated Bye-Laws provides, among other things, that: the directors, secretary and other officers (including any persons appointed to a committee of the board of directors) of the Registrant, and their heirs, executors and administrators, shall be indemnified and secured harmless out of the assets of the Registrant to the full extent permitted by law from and against all actions, costs, charges, liabilities, losses, damages and expenses which they or any of them, their heirs, executors or administrators, shall or may incur or sustain by or by reason of any act done, concurred in or omitted in or about the execution of their duty, or supposed duty, or in their respective offices or trusts, and none of them shall be answerable for the acts, receipts, neglects or defaults of the others of them or for joining in any receipts for the sake of conformity, or for any bankers or other persons with whom any moneys or effects belonging to the Registrant shall or may be lodged or deposited for safe custody, or for insufficiency or deficiency of any security upon which any moneys of or belonging to the Registrant shall be placed out on or invested, or for any other loss, misfortune or damage which may happen in the execution of their respective offices or trusts, or in relation thereto; provided, that this indemnity shall not extend to any matter in respect of any fraud or dishonesty which may attach to any of the said persons.
      Bye-law 54.A of the Registrant’s Amended and Restated Bye-Laws provides that the Registrant and each shareholder agrees to waive any claim or right of action it might have, whether individually or by or in the right of the Registrant, against any director, secretary or other officer on account of any action taken by such director or officer, or the failure of such director or officer to take any action in the performance of his duties with or for the Registrant, provided that such waiver shall not extend to any matter in respect of any fraud or dishonesty which may attach to such director or officer.
      Section 98 of the Companies Act provides generally that a Bermuda company may indemnify its directors, officers and auditors against any liability which by virtue of any rule of law would otherwise be imposed on them in respect of any negligence, default, breach of duty or breach of trust, except in cases where such liability arises from fraud or dishonesty of which such director, officer or auditor may be guilty in relation to the company. Section 98 further provides that a Bermuda company may indemnify its directors, officers and auditors against any liability incurred by them in defending any proceedings, whether civil or criminal, in which judgment is awarded in their favour or in which they are acquitted or granted relief by the Supreme Court of Bermuda pursuant to section 281 of the Companies Act. Section 98 further provides that any provision, whether contained in the bye-laws of a company or in any contract or arrangement between the company and any director exempting or indemnifying him against any liability which would otherwise attach to him in respect of any fraud or dishonesty of which he may be guilty in relation to the company shall be void.
      Section 98A of the Companies Act permits a Bermuda company to purchase and maintain insurance for the benefit of any officer or director in respect of any loss or liability attaching to him in respect of any negligence, default, breach of duty or breach of trust, whether or not such Bermuda company may otherwise indemnify such officer or director.
      The Registrant has purchased directors and officers liability insurance policies. Such insurance would be available to the Registrant’s directors and officers in accordance with its terms. In addition, certain directors may be covered by directors and officers liability insurance policies purchased by their respective employers.
      The Registrant intends to enter into indemnification agreements with each of its directors and executive officers. Under those agreements, the Registrant will agree to indemnify each of these individuals against claims arising out of events or occurrences related to that individual’s service as director, officer, employee, agent or fiduciary of us or, at our request, any other entity, to the fullest extent permitted by applicable law.
      Reference is made to the form of Underwriting Agreement filed as Exhibit 1.1 hereto for provisions providing that the Underwriters are obligated, under certain circumstances, to indemnify the directors, certain officers and the controlling persons of the Registrant against certain liabilities under the Securities Act of 1933, as amended.

Item 15.	Recent Sales of Unregistered Securities.
      In the three years prior to this filing, the Registrant has issued unregistered securities as described below. None of the transactions involved any underwriters, underwriting discounts or commissions or any public offering, and the Registrant believes that each transaction, if deemed to be a sale of a security, was exempt from the registration requirements of the Securities Act by virtue of Section 4(2) thereof, Regulation D promulgated thereunder, Rule 144A promulgated thereunder, Rule 701 pursuant to compensatory benefit plans and contracts relating to compensation as provided under Rule 701 or Regulation S for offerings of securities outside of the United States. The recipients of securities in each such transaction represented their intention to acquire the securities for investment only and not with a view to or for sale in connection with any distribution thereof, such securities were restricted as to transfers and appropriate legends were affixed to the share certificates and instruments issued in such transactions.
      On March 26, 2004, the Registrant issued $40,000,000 aggregate principal amount of 6.875% Senior Notes dues 2024 to Deutsche Asset Management, as initial purchaser. Banc of America Securities LLC acted as private placement agent with respect to the Senior Notes. The Senior Notes were sold pursuant to the private placement exemption contained in Section 4(2) of the Securities Act and subsequently resold by the initial purchaser pursuant to Rule 144A promulgated thereunder.
      From time to time between March 31, 2001 and December 31, 2005, the Registrant issued common shares and granted options pursuant to its 2001 Stock Option Plan for Management Employees. These issuances were made in reliance on Rule 701 under the Securities Act. As of December 31, 2005, options with respect to 57,900 common shares of the Registrant were outstanding under this plan. In connection with the amalgamation, each outstanding stock option will be converted into an option to acquire common shares of the amalgamated company and, after giving effect to the subdivision of the Registrant’s common shares described in “Reorganization Transactions,” immediately prior to the closing of this offering, the Registrant anticipates there will be               stock options outstanding under this plan with a weighted average exercise price of $              .

Item 16.	Exhibits and Financial Statement Schedules.

(a)	Exhibits

Exhibit
Number	Description of Document

1.1	Underwriting Agreement*
3.1	Certificate of Incorporation and Memorandum of Association of RAM Holdings Ltd.*
3.2	Form of Amended and Restated Bye-laws of RAM Holdings Ltd.*
4.1	Specimen Common Share Certificate*
4.2	Fiscal Agency Agreement dated as of March 26, 2004 between RAM Holdings Ltd. and The Bank of New York, as fiscal agent
4.3	6.875% Senior Note, dated March 26, 2004, from RAM Holdings Ltd. to Cede & Co., for $40.0 million
5.1	Opinion of Conyers Dill & Pearman*
8.1	Opinion of LeBoeuf, Lamb, Greene & MacRae LLP, as to U.S. tax matters*
10.1	Form of Amended and Restated Shareholders Agreement among the Registrant and each of the persons listed on Schedule A thereto*
10.2	Form of Amalgamation Agreement between the Registrant and RAM Holdings II Ltd. *
10.3	Employment Agreement, as amended as of , 2006 between the Registrant and Vernon M. Endo*†
10.4	Employment Agreement, as amended as of , 2006 between the Registrant and Richard Lutenski*†
10.5	Employment Agreement, dated as of June 30, 2005 between the Registrant and David K. Steel*†
10.6	Employment Agreement, as amended as of , 2006 between the Registrant and Mary Ellen Pavlovsky*†
10.7	Employment Agreement, dated as of , 2006 between the Registrant and James P. Gerry*†
10.8	2000 Supplemental Retirement Plan†
10.9	2001 Stock Option Plan†
10.10	Reserved
10.11	Reserved
10.12	Payment Agreement, dated as of June 28, 2005 between the Registrant and James P. Gerry†
10.13	Payment Agreement, dated as of June 28, 2005 between the Registrant and Mary Ellen Pavlovsky†
10.14	Form of Indemnification Agreement entered into by the Registrant and its officers and directors*
10.15	Lease Agreement, dated January 1, 2005 between Field Real Estate (Holdings) Limited and RAM Reinsurance Company Ltd.*
10.16	Amended and Restated Credit Agreement, dated as of June 22, 2005, among RAM Reinsurance Company Ltd., various banks and Norddeutsche Landesbank Girozentrale, New York Branch, as agent
10.17	Credit Agreement among RAM Reinsurance Company Ltd., various banks and Bayerische Landesbank, New York Branch, as agent
10.18	Put Option Agreement dated as of December 23, 2003 between RAM Reinsurance Company Ltd. and Blue Water Trust I
10.19	Certificate of Designation, Preferences and Rights of Class B Preference Shares of RAM Reinsurance Company Ltd.
11.1	Statement regarding computation of per share earnings*
21.1	Subsidiaries of the Registrant*
23.1	Consent of PricewaterhouseCoopers (Bermuda)

Exhibit
Number	Description of Document

23.2	Consent of Conyers Dill & Pearman (included in Exhibit 5.1)*
23.3	Consent of LeBoeuf, Lamb, Greene & MacRae LLP (included in Exhibit 8.1)*
24.1	Power of Attorney (included as part of the signature pages)
99.1	Form F-N*
99.2	Audit Committee Charter
99.3	Compensation Committee Charter
99.4	Nominating and Governance Committee Charter

*	To be filed by amendment.

†	Indicates management contract or compensatory plan.

(b)	Financial Statement Schedules
Schedule III — Supplementary Insurance Information
Schedule IV — Reinsurance

Item 17.	Undertakings
      Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.
      The undersigned Registrant hereby undertakes that:

(1) For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in the form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective.

(2) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.
      The undersigned Registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreement certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

SIGNATURES
      Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Hamilton, Bermuda, on the 10th day of February, 2006.

RAM Holdings Ltd.

By:	/s/ Vernon M. Endo

Name: Vernon M. Endo
Title: President and Chief Executive Officer
POWER OF ATTORNEY
      We, the undersigned officers, directors and authorized representatives of RAM Holdings Ltd., hereby severally constitute and appoint Vernon M. Endo and Richard Lutenski, and each of them, our true and lawful attorneys-in-fact, with full power of substitution and resubstitution, to sign for us and in our names in the capacities indicated below, the Registration Statement on Form S-1 filed herewith and any and all pre-effective and post-effective amendments to said Registration Statement, and any subsequent Registration Statement for the same offering which may be filed under Rule 462(b), and generally to do all such things in our names and on our behalf in our capacities as officers and directors to enable RAM Holdings Ltd. to comply with the provisions of the Securities Act of 1933, as amended, and all requirements of the Securities and Exchange Commission, hereby ratifying and confirming our signatures as they may be signed by each of said attorney-in-fact, or his substitute or substitutes, to said Registration Statement and any and all amendments thereto or to any subsequent Registration Statement for the same offering which may be filed under Rule 462(b).
      Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed by the following persons in the capacities indicated on the dates indicated.

Signature	Title	Date

/s/ Steven J. Tynan Name: Steven J. Tynan	Chairman of the Board; Director	February 10, 2006

/s/ Vernon M. Endo Name: Vernon M. Endo	President and Chief Executive Officer and Director (principal executive officer)	February 10, 2006

/s/ Richard Lutenski Name: Richard Lutenski	Chief Financial Officer (principal financial officer)	February 10, 2006

/s/ Dana Williams Name: Dana Williams	Controller (principal accounting officer)	January 30, 2006

/s/ Keith W. Abell Name: Keith W. Abell	Director	February 10, 2006

/s/ Edward F. Bader Name: Edward F. Bader	Director	February 10, 2006

Signature	Title	Date

/s/ Victor J. Bacigalupi Name: Victor J. Bacigalupi	Director	February 10, 2006

/s/ David L. Boyle Name: David L. Boyle	Director	February 10, 2006

/s/ Daniel C. Lukas Name: Daniel C. Lukas	Director	February 7, 2006

/s/ Michael J. Miller Name: Michael J. Miller	Director	February 9, 2006

/s/ Arthur P. Slepian Name: Arthur P. Slepian	Director	February 10, 2006

/s/ Steven S. Skalicky Name: Steven S. Skalicky	Director	February 9, 2006

/s/ Dirk A. Stuurop Name: Dirk A. Stuurop	Director	February 10, 2006

/s/ Steven J. Tynan (authorized representative in the United States)	February 10, 2006

Financial Statement Schedules
Schedule III — Supplementary Insurance Information
(in millions of U.S. dollars)

					For the Year Ended December 31,
	As of December 31,
						Loss
	Deferred	Unearned	Losses and	Net		and Loss		Other
	Acquisition	Premium	Loss Expense	Written	Net Earned	Adjustment	Acquisition	Operating
	Costs	Reserves	Reserve	Premiums	Premiums	Expenses	Costs	Expenses

December 31, 2004	$58.7	$140.0	$15.5	$66.0	$34.7	$3.6	$13.4	$11.0
December 31, 2003	53.0	120.2	13.8	67.9	25.5	4.0	10.2	5.0
December 31, 2002	38.7	77.8	10.4	36.2	17.6	6.4	7.4	3.4
Schedule IV — Reinsurance
Earned Premiums (in millions of U.S. dollars):

	Total Assumed
	For the Year
	Ended December 31,

Type of Business	2004	2003	2002

Financial Guaranty	$34.7	$25.5	$17.6

EXHIBIT INDEX

Exhibit
Number	Description of Document

1.1	Underwriting Agreement*
3.1	Certificate of Incorporation and Memorandum of Association of RAM Holdings Ltd.*
3.2	Form of Amended and Restated Bye-laws of RAM Holdings Ltd.*
4.1	Specimen Common Share Certificate*
4.2	Fiscal Agency Agreement dated as of March 26, 2004 between RAM Holdings Ltd. and The Bank of New York, as fiscal agent
4.3	6.875% Senior Note, dated March 26, 2004, from RAM Holdings Ltd. to Cede & Co., for $40.0 million
5.1	Opinion of Conyers Dill & Pearman*
8.1	Opinion of LeBoeuf, Lamb, Greene & MacRae LLP, as to U.S. tax matters*
10.1	Form of Amended and Restated Shareholders Agreement among the Registrant and each of the persons listed on Schedule A thereto*
10.2	Form of Amalgamation Agreement between the Registrant and RAM Holdings II Ltd. *
10.3	Employment Agreement, as amended as of , 2006 between the Registrant and Vernon M. Endo*†
10.4	Employment Agreement, as amended as of , 2006 between the Registrant and Richard Lutenski*†
10.5	Employment Agreement, dated as of June 30, 2005 between the Registrant and David K. Steel*†
10.6	Employment Agreement, as amended as of , 2006 between the Registrant and Mary Ellen Pavlovsky*†
10.7	Employment Agreement, dated as of , 2006 between the Registrant and James P. Gerry*†
10.8	2000 Supplemental Retirement Plan†
10.9	2001 Stock Option Plan†
10.10	Reserved
10.11	Reserved
10.12	Payment Agreement, dated as of June 28, 2005 between the Registrant and James P. Gerry†
10.13	Payment Agreement, dated as of June 28, 2005 between the Registrant and Mary Ellen Pavlovsky†
10.14	Form of Indemnification Agreement entered into by the Registrant and its officers and directors*
10.15	Lease Agreement, dated January 1, 2005 between Field Real Estate (Holdings) Limited and RAM Reinsurance Company Ltd.*
10.16	Amended and Restated Credit Agreement, dated as of June 22, 2005, among RAM Reinsurance Company Ltd., various banks and Norddeutsche Landesbank Girozentrale, New York Branch, as agent
10.17	Credit Agreement among RAM Reinsurance Company Ltd., various banks and Bayerische Landesbank, New York Branch, as agent
10.18	Put Option Agreement dated as of December 23, 2003 between RAM Reinsurance Company Ltd. and Blue Water Trust I
10.19	Certificate of Designation, Preferences and Rights of Class B Preference Shares of RAM Reinsurance Company Ltd.
11.1	Statement regarding computation of per share earnings*
21.1	Subsidiaries of the Registrant*
23.1	Consent of PricewaterhouseCoopers (Bermuda)
23.2	Consent of Conyers Dill & Pearman (included in Exhibit 5.1)*
23.3	Consent of LeBoeuf, Lamb, Greene & MacRae LLP (included in Exhibit 8.1)*
24.1	Power of Attorney (included as part of the signature pages)

Exhibit
Number	Description of Document

99.1	Form F-N*
99.2	Audit Committee Charter
99.3	Compensation Committee Charter
99.4	Nominating and Governance Committee Charter

*	To be filed by amendment.

†	Indicates management contract or compensatory plan.